NOBLE

First Choice Offshore.®

2026

Proxy Statement &
Notice of Annual Meeting

A Message from Charles M. Sledge, our Board Chair

Dear Fellow Shareholders,

On behalf of the entire Board of Directors (the "Board") of Noble Corporation plc (the "Company" or "Noble"), we invite you to attend our 2026 Annual General Meeting on Wednesday, April 29, 2026. 2025 marked further exciting growth for the Company with the completed integration of Diamond Offshore Drilling, Inc. ("Diamond Offshore") and a notably strong year of commercial wins enhancing our backlog and our industry leadership position. Through our comprehensive strategic fleet transformation – formed by landmark M&A transactions (Diamond 2024, Maersk Drilling 2022, Pacific Drilling 2021), as well as the prudent retirement of cold stacked equipment and disposal of non-core jackups – Noble has become a market leader in high specification deepwater and ultra-harsh environment rigs. To underscore the sweeping extent of this transformation, 24 of the 29 rigs (excluding two rigs held for sale) in our fleet today have come via strategic acquisitions since 2021.

While our strategic activities have been vigorous, the men and women of Noble have maintained uncompromising standards of HSE, operational excellence and financial performance. In the face of cyclical oil market headwinds and softening offshore drilling market conditions in 2025, Noble generated yearly growth in adjusted EBITDA and significant yearly improvement in free cash flow. Additionally, we achieved a highly differentiated 15% yearly increase in contract backlog during 2025 ($7.0 billion at 12/31/2025 vs. $6.1 billion at 12/31/2024) amid a backdrop of broader industry backlog decline. These achievements are a strong testament to the success of our First Choice Offshore efforts across the organization.

While overall contracting activity industry-wide remains relatively subdued compared to the recent record levels witnessed in 2022-2023, there are emerging signs of improving industry utilization at the outset of 2026. Over the medium to longer term, as the world continues to rely on offshore and deepwater hydrocarbon production as a critical energy source, we believe in a positive fundamental outlook for our industry and Noble's strong competitive position.

Executing on our Strategy

Noble remains committed to our First Choice Offshore ambition for employees, customers and shareholders. Our intentional and selective fleet optimization strategy – driven by M&A and refined by non-core asset disposals – has formed a fleet of high specification deepwater and ultra-harsh environment offshore rigs which represents one of the most modern, capable, and highly utilized fleets in the industry.

Our customer and workforce strategy are founded upon Noble's exceptional organizational strength and culture which have been enriched by the integration and onboarding of world class talent and best practices from our recent strategic combinations. We seek to empower and develop our highly talented and committed employees around the world to build meaningful careers and to align themselves with the success of Noble and our customers. We pursue and incentivize exacting standards for HSE, innovation and efficiency in order to manage our customers' most technically challenging and high-risk operations with unwavering reliability. It is this reliability that ultimately drives our commercial success over the long run.

Our First Choice Offshore proposition for shareholders rests on a straightforward financial strategy: to maintain a sound balance sheet and maximize equity value by generating and returning free cash flow to shareholders via dividends and share repurchases. During calendar year 2025, Noble executed on this financial strategy by distributing $320 million in dividends (following $278 million in 2024) and returning an additional $20 million via share repurchases (following $300 million in 2024).

Board Composition is a Key Asset

Our Board reflects the diverse background and perspectives from the legacy Noble, Maersk Drilling and Diamond Offshore boardrooms, as further complemented and enhanced by the addition of the skillsets and experiences brought by the proposed addition of Erik Bergöö, a director nominee standing for election at the 2026 Annual General Meeting of the Company, and H. Keith Jennings, who joined in 2023. Our highly qualified directors are deeply engaged and committed to Noble's success, with each director offering unique and critical expertise from a range of energy and external industrial and public sector settings. Importantly, the strategic planning and execution of our successive business integrations have been greatly enhanced by the collaborative efforts and leadership of this group. I am grateful to each of our directors for their invaluable contributions and ask for your support for all nominees on this year's ballot.

Ongoing Commitment to Shareholder Engagement

Maintaining an active, open dialogue with our shareholders continues to be a top priority of the Board. Over the past year, in addition to investor conferences and non-deal roadshows, we have reached out to shareholders representing 61% of our outstanding shares as part of our seasonal shareholder outreach in order to solicit feedback on governance topics, Executive Compensation Program and our previous proxy statement, and members of our Board and management team had the pleasure of meeting with shareholders representing approximately 44% of our shares as part of this outreach initiative. These discussions have spanned a wide variety of topics, including capital allocation, governance, sustainability initiatives, our strategy for growth and long-term value creation and compensation matters such as selection of performance metrics. Shareholder concerns and advice on these and other topics are vital to our planning, and we remain committed to an open dialogue with shareholders in order to maximize value for the Company.

On behalf of the full Board, we thank you for your continued support and investment in the Company. We encourage you to vote for the proposals set forth in this proxy statement.

Sincerely,

Charles M. Sledge

Chairman of the Board of Directors



Notice of 2026 Annual General Meeting of Shareholders



First Choice Offshore.®

Date and Time:	Location:	Who Can Vote:
Wednesday, April 29, 2026, 11:30 a.m. Central Time	Our offices, 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042	Shareholders who hold shares at 5:00 p.m. Eastern Time on March 6, 2026

To the shareholders of Noble Corporation plc:

Notice is hereby given that the 2026 annual general meeting of shareholders (the "Meeting") of Noble Corporation plc, a public limited company incorporated under the laws of England and Wales ("Noble," or the "Company"), will be held on Wednesday, April 29, 2026, at 11:30 a.m., Central Time, as a physical meeting at our offices, 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042.

The items of business proposed by the Company's board of directors (the "Board") are to consider and, if thought fit, pass the resolutions below. Resolutions 1-14 will be proposed as ordinary resolutions and 15 will be proposed as a special resolution.

Resolutions

(1)-(7) Election or re-Election of the seven director nominees by separate ordinary resolutions.

THAT Erik Bergöö be elected as a director of the Company.

THAT Patrice Douglas be re-elected as a director of the Company.

THAT Robert W. Eifler be re-elected as a director of the Company.

THAT Claus V. Hemmingsen be re-elected as a director of the Company.

THAT Alan J. Hirshberg be re-elected as a director of the Company.

THAT H. Keith Jennings be re-elected as a director of the Company.

THAT Charles M. Sledge be re-elected as a director of the Company.

(8) Ratification of Appointment of PricewaterhouseCoopers LLP (US) as Independent Registered Public Accounting Firm for Fiscal Year 2026.

THAT the appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm for fiscal year 2026 be ratified.

(9) Re-appointment of PricewaterhouseCoopers LLP (UK) as UK Statutory Auditor.

THAT PricewaterhouseCoopers LLP be re-appointed as the UK statutory auditors of the Company (to hold office from the conclusion of the Meeting until the conclusion of the next meeting at which the accounts and the reports of the directors and the auditors are laid before the Company).

(10) Authorization of Audit Committee to Determine UK Statutory Auditors' Compensation.

THAT the Audit Committee be authorized to determine the remuneration of the Company's UK statutory auditors.

(11) Approval by Advisory Vote of the Company's Executive Compensation.

THAT the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement pursuant to the executive compensation disclosure rules promulgated by the U.S. Securities and Exchange Commission, be approved.

(12)   **Approval by Advisory Vote of the Directors' Remuneration Report.**

THAT the directors' remuneration report (other than the part containing the directors' remuneration policy) for the year ended December 31, 2025, which is set out in full as Appendix A of the Company's proxy statement of which the notice of meeting forms part, be approved.

(13)   **Approval of the Directors' Remuneration Policy.**

THAT the directors' remuneration policy, which is contained within the directors' remuneration report set out in full as Appendix A of the Company's proxy statement of which this notice of meeting forms part, be approved.

(14)   **Authorization of the Board to Allot Shares.**

THAT the directors of the Company be and are hereby generally and unconditionally authorized for the purposes of section 551 of the UK Companies Act 2006, in substitution for any prior authority conferred upon the directors of the Company (but without prejudice to any previous exercise of such authority and to the continuing authority of the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made), to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or convert any security into, shares in the Company up to an aggregate nominal amount of $318.95, provided that (unless previously revoked, varied or renewed) this authority will expire on the date that is five (5) years from the date this resolution is passed, save that the Company may, before this authority expires, make offers or agreements which would or might require shares in the Company to be allotted, or rights to subscribe for, or to convert securities into, shares to be granted, after its expiry and the directors of the Company may allot shares or grant rights to subscribe for, or convert securities into, shares pursuant to any such offer or agreement as if this authority had not expired.

(15)   **Authorization of the Board to Allot Shares without Rights of Pre-Emption.**

THAT, subject to the passing of Resolution 14, the directors of the Company be and are hereby generally and unconditionally empowered pursuant to section 570 and section 573 of the UK Companies Act 2006 to allot equity securities (as defined in section 560 of the UK Companies Act 2006) of the Company for cash pursuant to the authority conferred by Resolution 14 and/or by way of a sale of treasury shares for cash as if section 561(1) of the UK Companies Act 2006 did not apply to any such allotment or sale, provided that (unless previously revoked, varied or renewed) this power will expire upon the expiry of the general authority conferred by Resolution 14, save that the directors of the Company may, before this power expires, make offers or agreements which would or might require equity securities to be allotted or equity securities held as treasury shares to be sold after its expiry, and the directors of the Company may allot equity securities and/or sell equity securities held as treasury shares pursuant to such offers or agreements as if this power had not expired.

Organizational Matters

We will also consider any other business that may properly come before the Meeting and any adjournment or postponement of the Meeting. All of our shareholders of record at 5:00 p.m. Eastern Time on March 6, 2026 are entitled to notice of, and to give voting instructions in respect of, the Meeting.

Each shareholder of record that is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, speak and vote at the Meeting instead of such shareholder. For shareholders of record, the record date in respect of entitlement to notice of, and to attend and vote at, the Meeting will be 5:00 p.m. Eastern Time on March 6, 2026. A proxy need not be a shareholder of the Company. On or about March 16, 2026, we plan to commence mailing a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and our 2025 Annual Report on Form 10-K (our "2025 10-K") via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials. Our 2025 10-K, Notice of Internet Availability of Proxy Materials and proxy card are also first being made available online on or about March 16, 2026.

Resolutions 1 through 14 will be proposed during the Meeting as ordinary resolutions, which means that, assuming a quorum is present, each such resolution will be approved if a simple majority of votes cast (whether in person or by proxy), for or against a resolution, are cast in favor of the resolution. **Resolution 15** will be proposed as a special resolution and requires the affirmative vote of at least 75% of the votes cast (whether in person or by proxy) at the Meeting on **Resolution 15**.

Please note that shareholders of record attending the Meeting in person are required to show proper identification on the day of the Meeting. Beneficial shareholders and individuals acting as a proxy will be required to show a valid written legal proxy signed by the shareholder of record granting you the required authority to attend the meeting and vote such shares. In order to determine attendance correctly, any shareholder or proxy leaving the Meeting early or temporarily is requested to present such information upon exit.

Attendance, Voting and Other Procedures for Holders of Shares Held Through Euronext

For the holders of shares held through Euronext, a description of the procedures for attending and voting at the Meeting, including voting by proxy and copies of the relevant forms to be completed, are available at **https://noblecorp.com/2026-Annual-General-Meeting**. Please note that the procedures for the holders of shares held through Euronext are different to the procedures set out in this proxy statement for the holders of shares traded on the NYSE.

UK Annual Report and Accounts

During the Meeting, our Board will present our UK Annual Report, which includes our Statutory Accounts, the UK statutory Directors' Report, the UK statutory Directors' Remuneration Report, the UK statutory Directors' Remuneration Policy, the UK statutory Strategic Report and the UK statutory Auditors' Report for the year ended December 31, 2025. Our Board will also provide an opportunity for shareholders at the Meeting to raise questions in relation to the UK Annual Report. Copies of these materials are provided to all shareholders of record as well as our auditors, PricewaterhouseCoopers LLP, and may be obtained without charge by contacting Investor Relations at our offices located at 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042 or online at **www.noblecorp.com**.

YOUR VOTE IS IMPORTANT. All shareholders or their proxies are cordially invited to attend, speak, and vote at the Meeting. We urge you, whether or not you plan to attend the Meeting, to vote by submitting your proxy or voting instruction by telephone, via the internet, or by marking, signing and returning your proxy form or voting instruction card.

Our proxy materials are also available at **https://noblecorp.com/2026-Annual-General-meeting**.

By Order of the Board of Directors

Jennie Howard

Corporate Secretary

Houston, Texas

March 16, 2026

Noble Corporation plc
(incorporated and registered in England and Wales under number 12958050)
Registered office: 3rd Floor 1 Ashley Road, Altrincham, Cheshire, WA14 2DT United Kingdom

Explanatory Note

As discussed in greater detail below, we have undertaken corporate actions and entered transactions that have affected our corporate structure. As a result, Noble is a successor issuer to Noble Cayman (as defined below), which is itself a successor issuer to Legacy Noble (as defined below). As used in this proxy statement, when discussing time periods including and after the Effective Date of the Business Combination (each as defined below), the terms "we," "us," "our," and the "Company" refer to Noble and, as appropriate, its subsidiaries, the terms "Board" and "Compensation Committee" refer to the board of directors of Noble and the compensation committee of the board of directors of Noble, and the terms "share," "shares," or "shareholders" refer to Noble's class A ordinary shares ("Ordinary Shares") and shareholders.

When discussing time periods prior to the Effective Date of the Business Combination (each as defined below), the terms "we," "us," "our," and the "Company" refer to Noble Cayman and, as appropriate, its subsidiaries, the terms "Board of Directors" and "Compensation Committee" refer to the board of directors of Noble Cayman and the compensation committee of the board of directors of Noble Cayman, and the terms "share," "shares," or "shareholders" refer to Noble Cayman's ordinary shares and shareholders; provided that to the extent we discuss periods prior to February 5, 2021, the terms "we," "us," "our," and the "Company" refer to Legacy Noble and, as appropriate, its subsidiaries, the terms "Board of Directors" and "compensation committee" refer to the board of directors of Legacy Noble and the compensation committee of the board of directors of Legacy Noble, and the terms "share," "shares," or "shareholders" refer to Legacy Noble's ordinary shares and shareholders.

Emergence from bankruptcy in 2021*. On July 31, 2020, our former parent company, Noble Holding Corporation plc (formerly known as Noble Corporation plc), a public limited company incorporated under the laws of England and Wales ("Legacy Noble"), and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas seeking relief under chapter 11 of title 11 of the United States Code. In connection with these chapter 11 proceedings, on and prior to the Emergence Date (as defined below), Legacy Noble and certain of its subsidiaries effected certain restructuring transactions pursuant to which Legacy Noble formed Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability ("Noble Cayman"), as an indirect wholly-owned subsidiary of Legacy Noble and transferred to Noble Cayman substantially all of the subsidiaries and other assets of Legacy Noble. On February 5, 2021 (the "Emergence Date"), Noble Cayman and its subsidiaries emerged from the chapter 11 proceedings, and Noble Cayman became the new parent company.

Business Combination with Maersk Drilling in 2022*. On September 30, 2022 (the "Effective Date"), as a result of certain intercompany transactions relating to the Business Combination (as defined below), Noble became the ultimate parent of Noble Cayman and its respective subsidiaries, and the Ordinary Shares of Noble began trading on the New York Stock Exchange (the "NYSE") under the symbol "NE." On October 3, 2022 (the "Closing Date"), Noble completed a voluntary tender exchange offer to the shareholders of The Drilling Company of 1972 A/S, a Danish public limited liability company ("Maersk Drilling") (the "Offer" and, together with other transactions, the "Business Combination"). Upon consummation of the Offer, because Noble had acquired more than 90% of the issued and outstanding shares of Maersk Drilling, Noble redeemed all remaining Maersk Drilling shares not exchanged in the Offer under Danish law by way of a compulsory purchase (the "Compulsory Purchase"). Upon completion of the Compulsory Purchase, Maersk Drilling became a wholly owned subsidiary of Noble.

Acquisition of Diamond Offshore Drilling in 2024*. On June 9, 2024, Noble entered into an agreement and plan of merger (the "Diamond Merger Agreement") with Diamond Offshore Drilling, Inc. ("Diamond"), Dolphin Merger Sub 1, Inc., and Dolphin Merger Sub 2, Inc., under which Noble would acquire Diamond in a stock plus cash transaction (the "Diamond Transaction"). On September 4, 2024, Noble completed its acquisition of Diamond. Pursuant to the terms and conditions set forth in the Diamond Merger Agreement, Diamond shareholders received 0.2316 shares of Noble, plus cash consideration of $5.65 per share for each share of Diamond.

Forward-Looking Statements

This Schedule 14A Information and proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this filing are forward looking statements. Forward-looking statements involve risks, uncertainties and assumptions, and actual results may differ materially from any future results expressed or implied by such forward-looking statements. When used in this filing, or in the documents incorporated by reference, the words "guidance," "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "on track," "plan," "possible," "potential," "predict," "project," "should," "would," "achieve," "shall," "target," "will," and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. Forward-looking and other statements in this proxy statement may also address our sustainability progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to the Company, investors or other stakeholders or required to be disclosed in our filings under the U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. These forward-looking statements speak only as of the date of this filing and we undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. Risks, uncertainties and assumptions include, but are not limited to, those detailed in Noble's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the "SEC"). We cannot control such risk factors and other uncertainties, and, in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us. With respect to our capital allocation policy, distributions to shareholders in the form of either dividends or share buybacks are subject to the Board of Directors' assessment of factors such as business development, growth strategy, current leverage, and financing needs. There can be no assurance that a dividend will be declared or continued.

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About Noble

Noble Corporation plc ("Noble") is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. We focus on a high-specification fleet of floating and jackup rigs and the deployment of our drilling rigs in oil and gas basins around the world. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. As of the date of this proxy statement, our fleet of 31 drilling rigs consisted of 25 floaters and 6 jackups.



Business Strategy


Mission
Our mission is Drilling to Power the World Responsibly.


Vision
We strive to be the leading offshore driller by being the first choice for employees, customers and investors.

Our business strategy is centered around providing efficient, reliable and safe offshore drilling services to our customers. Our strategic initiatives over the past five years have created one of the highest specification fleets in the industry, with global scale and diversification and industry-leading backlog.

Our fleet consists predominately of technologically advanced units, equipped with sophisticated systems and components prepared to execute our customers' increasingly complicated offshore drilling programs safely and with greater efficiency. We are primarily focused on the ultra-deepwater market and the ultra-harsh environment jackup markets, which typically are more technically challenging markets in which to operate.

We emphasize safe operations, environmental stewardship, and superior performance through a structured management system, the employment of qualified and well-trained crews and onshore support staff, the care of our surroundings and the neighboring communities where we operate, and other activities advancing our sustainability, social responsibility, and good governance. We also manage rig operating costs through the implementation and ongoing improvement of innovative systems and processes, which includes the use of data analytics and predictive maintenance technology.

Our organization prioritizes financial discipline, cash flow generation and returning cash to shareholders. Management plans to continue to evaluate our balance sheet and focus on enabling our fleet of floating and jackup rigs to meet the demands of increasingly complex drilling programs required by our customers.

We are committed to ongoing improvement and a sustainable energy future, supported by our efforts to protect the environment throughout our operations and safely provide reliable and efficient services to allow access to resources essential for human and economic prosperity. We actively look to collaborate with our customers to evaluate economic alternatives for reducing the carbon footprint of our drilling rigs. Oversight of our sustainability is at the Board level, with the safety and sustainability committee of the Board (the "Safety & Sustainability Committee") assisting in that oversight role with respect to the Company's sustainability policies and practices.

Noble - First Choice Offshore

The Company's strategy has been focused on delivering industry-leading shareholder returns, including executing on, and integrating, inorganic growth opportunities. The Company's performance highlights for 2025 include:

- **Leadership position in shareholder returns** in the offshore drilling sector, with $320 million in dividends paid and $20 million of share repurchases.
- **Differentiated Backlog Growth**
  - Expanded backlog by 30% year-on-year to $7.5 billion as of February 2026, while the combined backlog of our three largest peers declined by 9% over the comparable period.
  - Significant backlog expansion was underpinned by long-term contract awards for six deepwater rigs with Shell, TotalEnergies and bp throughout the United States Gulf of America and Suriname basins with an average duration of three years per rig.
- **Customer Satisfaction** proven by high satisfaction scores (ranging from 6.2 to 6.6 out of 7) from January 1, 2023 through to December 31, 2025 and averaging 6.5 out of 7 in 2025.
- **Seamless operation integration** highlighted by 96.9% revenue efficiency and strong Health, Safety and Environment (HSE) performance across the fleet.

Sustainability

As a responsible drilling contractor with a comprehensive approach to sustainability, Noble remains committed to building on the Company's strategy of enabling long-term sustainable value creation. Noble's sustainability mission is to help provide affordable energy efficiently, safely and sustainably, by leveraging longstanding customer relationships and unique innovation capabilities. Noble continues leveraging sustainability as a driver of business resilience and value creation, helping to ensure that our approach to sustainability reporting not only meets regulatory expectations but also supports sustainable growth and long-term shareholder returns.

In 2025, in alignment with Noble's First Choice Offshore strategy, we continued to place strong priority on advancing energy efficiency and lowering fuel consumption within our broader sustainability efforts. We anticipate progressing a clear roadmap toward a 20% carbon-intensity reduction by 2030, and we believe these efforts to support customer value and competitive positioning. Taken together, these initiatives are intended to lower well delivery costs and strengthen our competitive differentiation by linking efficiency gains to tangible value for our customers and shareholders.

2025 Highlights

In 2025, Noble has progressed on several sustainability initiatives. Highlights for 2025 are listed below according to the Noble's sustainability framework pillars.

 **SUSTAINABLE ENERGY FUTURE**

- **Energy Efficiency Progress**
  Noble advanced its energy-efficiency goals by deploying an Energy Management System, expanding real-time digital dash-boards, and accelerating crew-driven initiatives within EnergyWise (i.e., Noble's sustainable behavior program focused on identifying and implementing ways to build energy efficiency operations offshore, officially launched in 2024) to reduce fuel use and energy waste across the fleet.

- **ISO 14001 Achievement**
  Noble Stanley Lafosse achieved ISO 14001 certification on its first attempt with zero major nonconformities, advancing Noble's environmental leadership and expanding fleetwide certification efforts.

 **CARING FOR PEOPLE**

- **Workforce Training Enhancement**
  Noble enhanced employee development through LinkedIn Learning, global Learning Lab knowledge-sharing, and Noble Offshore Readiness Training Hub (NORTH) training for over 300 new hires across nine countries.

- **Future Talent Development**
  Noble strengthened future talent development through hands-on U.S. and Poland internships and the University of Texas Co-Innovation Challenge, engaging nearly 100 students and generating 15 innovative industry concepts.

 **RESPONSIBLE BUSINESS**

- **Charitable Giving Governance**
  Noble adopted a Charitable Contributions Policy, setting eligibility criteria and approval process under Charitable Contributions Committee oversight to strengthen governance, ensure ethical compliance, and direct funds toward measurable, impact-focused outcomes.

- **Verified GHG Reporting**
  Noble's 2023–2024 GHG inventory successfully underwent independent verification. Noble is focused on transparent reporting, sustainability and continuous improvement, and its reporting is aligned with recognized reporting criteria.

Noble Corporation plc
3rd Floor, 1 Ashley Road
Altrincham, Cheshire
United Kingdom WA14 2DT



First Choice Offshore.®

Proxy Statement for Annual General Meeting of Shareholders

To Be Held on Wednesday, April 29, 2026

General

This proxy statement is furnished to shareholders of Noble Corporation plc, a public limited company incorporated under the laws of England and Wales ("Noble"), in connection with the solicitation by our board of directors ("Board") of proxies for use at the annual general meeting of shareholders to be held on Wednesday, April 29, 2026, at 11:30 a.m., Central Time, as a physical meeting at our offices, 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042, for the purposes set forth in the accompanying notice (the "Meeting"). We intend to hold the Meeting as a physical, in-person meeting at the location specified above.

The holders of at least a majority of the Company's outstanding Class A ordinary shares (the "Ordinary Shares") must be present in person or by proxy at the physical location of the Meeting in order for a quorum to be present. Votes may only be cast in person or by proxy at the physical location of the Meeting. **Shareholders are therefore encouraged to submit their proxies as early as possible, even if they currently intend to attend the Meeting in person**.

The approximate date of first mailing of this proxy statement and the accompanying proxy card is March 16, 2026. References to "Noble," the "Company," "we," "us," or "our" include Noble together with its subsidiaries, unless the context indicates otherwise.

Voting and Other Procedures Related to the Annual General Meeting

Record Date and Persons Entitled to Vote

The Board has set 5:00 p.m. Eastern Time on March 6, 2026 as the record date for determining the holders of record that are entitled to notice of, and to give voting instructions in respect of, the Meeting. Beneficial holders of shares (i.e., those who are not shareholders of record but hold shares through a shareholder of record as further described below) are only entitled to instruct their bank, broker, or other holder of record how to vote at the Meeting if they held their book entry interest as at 5:00 p.m. Eastern Time on March 6, 2026. For shareholders of record, the record date in respect of entitlement to notice of, and to attend and vote at, the Meeting will also be 5:00 p.m. Eastern Time on March 6, 2026.

At 5:00 p.m. Eastern Time on the record date, there were 159,473,433 Ordinary Shares of Noble outstanding and entitled to vote at the Meeting. Each Ordinary Share is entitled to one vote.

Procedure to Access Proxy Materials Over the Internet

Your Notice of Internet Availability of Proxy Materials, or (if you received paper copies of the proxy materials) your proxy card or voting instruction form, will contain instructions on how to view our proxy materials on the Internet for the Meeting.

Our proxy materials are also available at **www.proxyvote.com** and at **https://noblecorp.com/2026-Annual-General-meeting**.

Shareholders of Record and "Street Name"

Shareholder of Record. If your Ordinary Shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered a "shareholder of record" with respect to those shares, and you are receiving these proxy materials directly from us. As the shareholder of record, you have the right to mail your proxy card directly to us or to vote in person at the Meeting.

Street Name Shareholder. If your shares are held in a stock brokerage account, by a bank or other holder of record (commonly referred to as being held in "street name"), you are the "beneficial owner" with respect to those shares and these proxy materials are being forwarded to you by that custodian.

As a street name holder, you have the right to direct your broker, bank or other nominee how to vote your shares and you are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you obtain a signed legal proxy from the shareholder of record giving you the right to attend and vote the shares. Should you wish to vote your shares but not attend the Meeting in person, your broker, bank or other nominee has provided voting instructions for you to use in directing the broker, bank or other shareholder of record how to vote your shares. If you fail to provide sufficient instructions to your broker, bank or other shareholder of record, the shareholder of record may be prohibited from voting your shares as discussed elsewhere in this proxy statement.

How to Vote

The Board encourages you to exercise your right to vote. Your vote is important. Beneficial holders can vote by providing a voting instruction to their relevant broker, bank or other shareholder of record on how to vote their shares at the Meeting. Providing your voting instruction means you authorize nominated representatives to vote your shares at the Meeting in the manner you direct.

If you are a shareholder of record (as described above), there are two ways to vote your shares:

- **By Internet**—You may vote over the Internet at **www.proxyvote.com** by following the instructions in the Notice of Internet Availability or, if you received your proxy materials by mail, by following the instructions on the proxy card.

- **By mail**—If you received proxy materials by mail, you may appoint a proxy and provide voting instructions by mail by marking, dating, signing, and returning the proxy form in the postage-paid envelope.

If you are a beneficial holder (as described above), there are generally three ways to vote your shares:

- **By Internet**—You may vote over the Internet at **www.proxyvote.com** by following the instructions in the Notice of Internet Availability or, if you received your proxy materials by mail, by following the instructions on the voting instruction form.

- **By telephone**—Street name holders located in the United States that receive proxy materials by mail may vote by telephone by calling 1-800-454-8683 and following the instructions on the voting instruction form.

- **By mail**—If you received proxy materials by mail, you may provide voting instructions by mail by marking, dating, signing, and returning the voting instruction form in the postage-paid envelope.

Appointment of proxies via telephone (for street name holders only) and internet will be available 24 hours a day, and appointment or revocation of proxies will close at 11:59 p.m. Eastern Time on April 27, 2026.

Appointing a proxy will not limit the right of a shareholder of record to vote at the Meeting if they decide to attend in person. The Board recommends that you appoint a proxy or provide voting instructions because most shareholders do not choose to attend the Meeting in person.

If you are a beneficial holder, you will receive instructions from the bank, broker or other shareholder of record of your shares. You must follow the instructions of such bank, broker or other shareholder of record in order for your shares to be voted. If such instructions differ from those outlined above, you should follow the instructions provided by the bank, broker or other shareholder of record of your shares. If you attend the Meeting in person, to vote shares held in the name of a bank, broker or other shareholder of record, you must obtain a legal proxy, executed in your favor, from the applicable bank, broker or other shareholder of record to be able to vote at the Meeting.

The shares represented by all valid proxies received will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies will be voted:

* for the nominees for directors named in **Resolutions 1-7**;

* for the resolutions relating to the ratification of the appointment of PricewaterhouseCoopers LLP (US) as the independent registered public accounting firm, the appointment of PricewaterhouseCoopers LLP (UK) as UK statutory auditor, and the authority to set the compensation of PricewaterhouseCoopers LLP (UK) as set forth in **Resolutions 8-10**;

* for the approval of the advisory resolutions on executive compensation and director remuneration as set forth in **Resolutions 11 and 12**;

* for the approval of the directors' remuneration policy as set forth in **Resolution 13**;

* for the authorization of the Board to allot shares under section 551 of the UK Companies Act 2006 ("UK Companies Act") as set forth in **Resolution 14**;

* for the authorization of the Board to allot shares without rights of pre-emption as set forth in **Resolution 15**; and

* if any other matters are properly presented at the Meeting (including any motion to adjourn the Meeting), at the direction of the Chair of the Meeting.

How to Change Your Vote; Revocability of Proxy

If you are a shareholder of record, you may later revoke your proxy appointment by:

• sending a written statement to that effect to the Corporate Secretary at the address listed on page 71 of this proxy statement;

• appointing a proxy again by the Internet (only the last vote cast and the last proxy appointed will be treated as valid), provided that you do so before 11:59 p.m. Eastern Time on April 27, 2026;

• submitting a properly signed proxy with a later date; or

• voting in person at the Meeting.

If you are a street name holder, you may later revoke your voting instructions by following the procedures provided by your bank, broker or other nominee.

Quorum

In order for us to hold our Meeting, holders of a majority of the shares issued and outstanding and entitled to vote at the Meeting must be present in person or by proxy at the Meeting.

This is referred to as a quorum. Abstentions and "broker non-votes" will be counted as present for purposes of determining a quorum.

Routine and Non-Routine Matters; Abstentions and Broker Non-Votes

The New York Stock Exchange ("NYSE") permits brokers to vote their customers' shares held in street name on certain routine matters when the brokers have not received voting instructions from their customers. The NYSE does not, however, allow brokers to vote their customers' shares held in street name on non-routine matters unless they have received voting instructions from their customers. Generally, in such cases, the uninstructed shares that the broker is unable to vote are called "broker non-votes." Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct the bank, broker or other shareholder of record that holds your shares how to vote your shares on all proposals to ensure that your vote is counted.

Abstentions and "broker non-votes," to the extent any, will be considered as present for quorum purposes, but will not be considered as votes cast and, thus, will not be counted in the votes "for" or "against" a resolution.

Vote Required for Each Resolution

Subject to disenfranchisement in accordance with applicable law and/or the Company's Articles of Association, each of the resolutions shall be decided on a poll in accordance with the Company's Articles of Association whereby each shareholder of record present in person or by proxy is entitled to one vote for every share held.

Approval of all resolutions, except for Resolution 15, requires the affirmative vote of a simple majority of the votes cast on such resolution at the Meeting in person or by proxy. With respect to the non-binding advisory votes on Resolutions 11 and 12, the Board values the opinions of the Company's shareholders as expressed through their advisory votes on such non-binding resolutions. Accordingly, the Board will review and consider the voting results on such resolutions.

Resolution 15 will be proposed as a special resolution and requires the affirmative vote of at least 75% of the votes cast, whether in person or by proxy, at the Meeting on Resolution 15.

Abstentions and "broker non-votes," to the extent any, have no effect on any of the resolutions and will not be counted in the votes "for" or "against" a resolution.

Proxy Solicitation

Noble is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing the notices and these proxy materials and soliciting votes. In addition to sending you these materials or otherwise providing you access to these materials, some of our directors and officers as well as management and non-management employees may contact you by telephone, mail, e-mail, or in person. You may also be solicited by means of press releases issued by the Company, postings on our website at **www.noblecorp.com**, advertisements in periodicals, or other media forms. None of our officers or employees will receive any extra compensation for soliciting you. We will also reimburse banks, nominees, fiduciaries, brokers, and other custodians for their costs of sending the proxy materials to the beneficial owners of our shares. In addition, to assist us with our solicitation efforts, we have retained the services of Georgeson for a fee of approximately $17,500, plus out-of-pocket expenses.

Tabulation

Representatives of Broadridge will tabulate and certify the vote at the Meeting.

Results of the Vote

We will announce the preliminary voting results at the Meeting and disclose the final voting results in a current report on Form 8-K filed with the SEC within four business days of the date of the Meeting unless only preliminary voting results are available at the time of filing the Form 8-K, in which case, to the extent necessary, we will file an amended report on Form 8-K to disclose the final voting results within four business days after the final voting results are known. You may access or obtain a copy of these and other reports free of charge on the Company's website at **www.noblecorp.com**. Also, the referenced Form 8-K, any amendments thereto and other reports we file with the SEC are available to you over the Internet at the SEC's website at **www.sec.gov**. Additionally we will announce final results of the Meeting and publish them on our website.

Householding

We participate, and some brokers, banks, trustees, custodians, and other nominees may be participating, in the practice of "householding" proxy materials. This procedure allows multiple shareholders residing at the same address the convenience of receiving a single proxy statement and Annual Report on Form 10-K and Notice of Internet Availability. If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our proxy statement and Annual Report on Form 10-K or Notice of Internet Availability mailed to you, please submit a request to imacpherson@noblecorp.com or call our Investor Relations department at 713-239-6019, and we will promptly send you the requested materials. You can also contact our Investor Relations department if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

If shareholders received one set of materials due to householding, they may revoke their consent for future mailings at any time by contacting Broadridge via:

- Phone Number: 1-866-540-7095.
- Mail: Broadridge Householding department, 51 Mercedes way, Edgewood, NY, 11717.

Resolutions 1, 2, 3, 4, 5, 6 & 7

Election or re-Election of Directors

All of the director nominees named herein will be standing for election or re-election at this Meeting. The Board, based on the recommendation of the nominating and governance committee of the Board (the "Nominating & Governance Committee"), has recommended and nominated Erik Bergöö, Patrice Douglas, Robert W. Eifler, Claus V. Hemmingsen, Alan J. Hirshberg, H. Keith Jennings and Charles M. Sledge for election or re-election as directors of the Company. All of the director nominees are current members of the Board, except Mr. Bergöö.

All directors are subject to annual re-election at the next annual general meeting of the Company. If elected, all of the director nominees will serve until the 2027 annual general meeting.

The individuals nominated for election or re-election at the Meeting will be elected or re-elected (as the case may be) by a simple majority of the votes cast on each resolution at the Meeting in person or by proxy.

Approval of each of the resolutions requires the affirmative vote of at least a simple majority of the votes cast on each resolution at the Meeting in person or by proxy.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolutions

1 THAT Erik Bergöö be elected as a director of the Company.

2 THAT Patrice Douglas be re-elected as a director of the Company.

3 THAT Robert W. Eifler be re-elected as a director of the Company.

4 THAT Claus V. Hemmingsen be re-elected as a director of the Company.

5 THAT Alan J. Hirshberg be re-elected as a director of the Company.

6 THAT H. Keith Jennings be re-elected as a director of the Company.

7 THAT Charles M. Sledge be re-elected as a director of the Company.

Summary of Director Nominee Skills, Experience and Characteristics

The director skills matrix assists the Board in considering the appropriate balance of experience, skills and attributes required of a director and to be represented on the Board as a whole. The skills matrix was developed after considering the Company's near and long-term strategies and is intended to identify skills and attributes that will assist the Board in exercising its oversight function. The skills matrix assists in determining whether a potential Board member's skills would complement the skills of the current Board members. The matrix is a summary of key skills; it does not include all of the skills, experiences and qualifications that each director nominee offers, and the fact that a particular experience, skill or qualification is not listed does not mean that a director does not possess it.

Our Board reflects the variety of experiences, perspectives and skillsets of a highly qualified group of professionals, with each director offering unique, critical and complementary expertise from a range of varied sectors relevant to the Company and its business, including, among others, energy and energy exploration, offshore industry, oilfield services, and external industrial settings. The productive engagement and leadership of this group, deeply committed to the Company's success, have fostered collaborative alignment on the Company's key goals and execution against our objectives. While we continuously assess the composition of our Board through our refreshment practices and nomination guidelines, as described in more detail below, we strongly believe that the director nominees reflect the right Board composition to capitalize on the strategic positioning of the Company and deliver against our plans. Among our director nominees, one director is a woman and one director is African American, and the nominees collectively represent four different nationalities.

Skill	Mr. Bergöö	Ms. Douglas	Mr. Eifler	Mr. Hemmingsen	Mr. Hirshberg	Mr. Jennings	Mr. Sledge
Energy / Operations		✓	✓	✓	✓		✓
Drilling / OFS (subset of skill above)			✓	✓	✓		✓
Finance / Treasury	✓	✓				✓	✓
Accounting						✓	✓
Legal / Gov't		✓					
Company Customers / Marketing			✓	✓	✓		✓
Administration / HR				✓			
Technical / Engineer			✓		✓		
International Business	✓		✓	✓	✓	✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓
Innovation (Technology/AI)				✓	✓		
Branding / Communications		✓					
Cyber Security		✓			✓		✓
Environmental / Social				✓	✓		
Corporate Governance			✓	✓	✓	✓	✓
Risk Management			✓	✓	✓	✓	✓

Director Nominee Characteristics



Director Independence

71.4%
Independent

2

5

● Independent ● Non-independent

Director Tenure

Average
Tenure:
4
years

1

2

4

● Under 5 years ● 5 years ● Over 5 years

Age

Average
Age:
57
years

2

5

● 45-54 years ● 55-64 years

Board Refreshment

> **Including Erik Bergöö (should he be elected at the Meeting), the Company has appointed five new Directors over the last Five Years.**

Director Nominees

(SERVING A TERM EXPIRING AT THE ANNUAL GENERAL MEETING IN 2027)

1 | Erik Bergöö



Age: **47**

Director since:
Nominee

Mr. Bergöö was named Head of Shipping and Offshore Portfolio at A.P. Møller Holding A/S, an investment company and parent company of the A.P. Møller Group, in July 2023, and before that he served as Head of Financial Investments of A.P. Møller Holding A/S since 2016. Prior to joining A.P. Møller Holding A/S, Mr. Bergöö gained extensive experience in various roles within global financial markets across Scandinavia, the UK, and Singapore. Mr. Bergöö is currently on the boards of DOF Group ASA (public), where he also serves as Vice Chairman, Maersk Product Tankers A/S (private), A.P. Møller Maritime ApS (private), Ammonia Carriers A/S (private), and APMH Invest V ApS (private). Mr. Bergöö holds a Master of Science (M.Sc.) in Industrial Engineering and Management from Chalmers University of Technology.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Mr. Bergöö should serve as a director include his expertise in the areas of finance and treasury, offshore industry, and international business.

2 | Patrice Douglas



Age: **63**

Director since: **2024**

Ms. Douglas is an attorney representing energy companies, financial institutions, municipalities and utilities on legal, regulatory and compliance matters. From 2011 to 2015, Ms. Douglas served on the Oklahoma Corporation Commission (the "OCC"), including as Chairman of the OCC beginning in 2012. She served as Executive Vice-President of First Fidelity Bank from 2008 to 2011, and as Senior Vice-President and then President of Spirit Bank from 2004 to 2008. Ms. Douglas also served as Mayor of Edmond, Oklahoma from 2009 through 2011. Ms. Douglas has served on the board of Mercy Health System (private) since 2025. Previously, Ms. Douglas served as a member of the board of directors of Amplify Energy Corp. (public) from 2021 through 2025, as a member of the board of directors of Diamond Offshore Drilling, Inc. (public) from 2023 to 2024, as a member of the board of directors of Midstates Petroleum Company, Inc. from 2016 through 2019, and as a member of the board of directors of Bank SNB and Southwest Bancorp, Inc. from 2016 to 2018. Ms. Douglas received a Bachelor of Science degree from Oklahoma Christian University and a Juris Doctor degree from the University of Oklahoma.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Ms. Douglas should serve as a director include her expertise in the areas of finance and treasury as well as legal and government. Further, the prior service of Ms. Douglas with Diamond provides business continuity that is of value to the board following the 2024 acquisition of Diamond.

3 | Robert W. Eifler



Age: **46**

Director since: **2020**

Mr. Eifler was named President and Chief Executive Officer of the Company in May 2020. Previously, Mr. Eifler served as Senior Vice President, Commercial of the Company from August 2019 until assuming his current role. He served as Senior Vice President, Marketing and Contracts of the Company from February to August 2019, and as Vice President and General Manager – Marketing and Contracts of the Company from July 2017 to February 2019. Before that, Mr. Eifler led the Company's marketing and contracts efforts for the Eastern Hemisphere while based in London. From November 2013 to March 2015, he worked for Hercules Offshore, Inc., an offshore driller, as Director, International Marketing. Mr. Eifler originally joined the Company in February 2005 as part of the management development program and held numerous operational and marketing roles with increasing responsibility around the world until joining Hercules Offshore, Inc. in 2013. Mr. Eifler received a B.S. in Systems and Information Engineering from the University of Virginia and an Acton MBA in Entrepreneurship.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Mr. Eifler should serve as a director include his expertise in the areas of corporate governance, international business, operations, sales and marketing and engineering. He also has extensive experience in the oilfield services business. Further, it is the belief of our board that our CEO should be a member of the board of directors, and Mr. Eifler brings to our Board extensive knowledge of the Company and the industry as the President and Chief Executive Officer of the Company.

4 | Claus V. Hemmingsen



Age: **63**

Director since: **2022**

Mr. Hemmingsen served as Chairman for Maersk Drilling from September 2016 to November 2022, and before that was the CEO of Maersk Drilling from 2005 to 2016. Mr. Hemmingsen originally joined A.P. Moller – Maersk in 1981 as a shipping trainee. After completing his shipping education, he moved to Maersk Drilling, before serving in Maersk Line from 1989, including 12 years in both Hong Kong and Singapore. In 2003, he returned to the head office in Copenhagen as Senior Vice President in Maersk's global container activities, while also being responsible for APM Terminals until 2004. In 2016, he took up a number of other senior roles, including that of Vice CEO of A.P. Moller – Maersk. He left A.P. Moller - Maersk A/S in 2019. Mr. Hemmingsen is currently on the boards of and serves as chairman of the board for each of DFDS A/S (public), HusCompagniet A/S (public), Ramboll A/S (private) and Innargi A/S (private). Mr. Hemmingsen also serves on the Board of A.P. Moller Holding A/S (private) and as managing director of CVH Consulting APS (private). He formerly served on the board of Maersk Drilling A/S (public). Mr. Hemmingsen has studied management at London Business School and Cornell University, and gained an Executive MBA from IMD in 2007.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Mr. Hemmingsen should serve as a director include his expertise in the areas of administration and human resources, corporate governance, environmental and social responsibility, innovation, international business, operations and strategic planning. He also has extensive experience in the oilfield services business. Further, Mr. Hemmingsen's prior service with Maersk Drilling provides business continuity that is of value to the Board.

5 | Alan J. Hirshberg



Age: **64**

Director since: **2021**

Mr. Hirshberg currently owns VOR Advisors, Inc., a consulting firm. Prior to that, he served as a Senior Advisor at Blackstone Management Partners, which provides asset management services, from January 2019 to January 2022. He joined ConocoPhillips, an oil and gas company, in 2010 as its Senior Vice President, Planning and Strategy, and retired in January 2019 as its Executive Vice President, Production, Drilling and Projects, a position he held since April 2016. In this role, he had responsibility for ConocoPhillips' worldwide operations, as well as supply chain, aviation, marine, major projects, drilling and engineering functions. Prior to joining ConocoPhillips, Mr. Hirshberg worked at Exxon and ExxonMobil for 27 years, serving in various senior leadership positions in upstream research, production operations, major projects and strategic planning. His last role at ExxonMobil was Vice President of Worldwide Deepwater and Africa Projects. Mr. Hirshberg has been on the board of TransMontaigne Partners LLC (private) since March 2023 and became its Chairman in December 2025. Mr. Hirshberg was formerly on the board of McDermott International, Inc. (private) and Sitio Royalties (f/k/a Falcon Minerals Corporation (public)). Mr. Hirshberg received Bachelor and Master of Science degrees in Mechanical Engineering from Rice University.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Mr. Hirshberg should serve as a director include his expertise in the areas of engineering, innovation, international business, operations, risk management, strategic planning, and cybersecurity. He also has broad experience in several areas of the energy industry and deep experience as a public company board member.

6 | H. Keith Jennings



Age: **56**

Director since: **2023**

Mr. Jennings is currently CFO of Array Technologies, Inc. (public), a manufacturer in the solar energy sector. Mr. Jennings served as Executive Vice President and Chief Financial Officer of Weatherford International, an oilfield service company, from September 2020 to August 2022, Executive Vice President and Chief Financial Officer of Calumet Specialty Products Partners, a refiner of transportation fuels and manufacturer of a diversified slate of branded petroleum derivative specialty products in various consumer and industrial markets, from October 2019 to August 2020, Vice President, Finance of Eastman Chemical Company from 2018 to 2019, Vice President & Treasurer of Eastman Chemical Company from 2016 to 2018 and Vice President & Treasurer of Cameron International from 2009 to 2016. He previously served on the board of 5E Advanced Materials, Inc. (public). Mr. Jennings holds a Bachelor of Commerce from the University of Toronto and a Master of Business Administration from Columbia University and is a Chartered Professional Accountant.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our board to conclude that Mr. Jennings should serve as a director include his expertise in the areas of accounting, finance and treasury. He also has broad experience in the energy and chemical industries, experience as a public company board member, and has served as a chief financial officer.

7 | Charles M. Sledge



Age: **60**

Director since: **2021**

Mr. Sledge previously served as the Chief Financial Officer of Cameron International Corporation, an oilfield services company, from 2008 until its sale to Schlumberger Limited in 2016. Prior to that, he served as the Corporate Controller of Cameron International Corporation from 2001 until 2008. He currently serves on the boards of Weatherford International plc, where he serves as chairman, and Talos Energy, Inc. and New Fortress Energy (each public). He previously served on the boards of Stone Energy Corp. and Vine Energy, Inc. (each public). Mr. Sledge received a BS in Accounting from Louisiana State University and is a graduate of the Advanced Management Program at Harvard University.

EXPERIENCE: The specific experience, qualifications, attributes, and skills that led our Board to conclude that Mr. Sledge should serve as a director include his expertise in the areas of accounting, finance and treasury, and operations. He also has broad experience in the energy exploration industry, deep experience as a public company board member, and has served as a chief financial officer.

Involvement in certain legal proceedings. The Company filed for bankruptcy protection in 2020, see "Explanatory Note" at page VI. Mr. Eifler served as a director and executive officer, and Mr. Barker served as an executive officer at the time the petition was filed.

Director Designation Right

In connection with the closing of the business combination with Maersk Drilling (the "Business Combination"), the Company entered into a Relationship Agreement (the "Relationship Agreement") with APMH Invest A/S ("APMH Invest"), which sets forth certain director designation rights of APMH Invest following the Closing Date for the Business Combination. Under the terms of the Relationship Agreement, APMH Invest is entitled to designate (a) two nominees to our Board so long as APMH Invest owns no fewer than 20% of the then outstanding Company shares, and (b) one nominee to our board so long as APMH Invest owns fewer than 20% but no fewer than 15% of the then outstanding Company shares. The Relationship Agreement will terminate once APMH Invest owns fewer than 15% of our outstanding shares. APMH Invest has designated Mr. Hemmingsen as its sole designee under the Relationship Agreement.

Except as described above, there is no other arrangement or understanding between or among members of the Board and any other persons pursuant to which he or she was appointed as a member of the Board. None of the members of the Board have any family relationship with any director or executive officer of Noble. There is no relationship between any member of the Board and Noble that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Executive Officers

Mr. Eifler, our Chief Executive Officer, serves on our Board. For his biography, please refer to "—*Director Nominee*s" on page 10.

Caroline M. Alting



Age: **50**

Ms. Alting was named Senior Vice President of Operational Excellence & Sustainability of Noble in January 2024. Previously, Ms. Alting served as Senior Vice President of Operational Excellence since October 2022. Before joining Noble, Ms. Alting served as Senior Vice President and Head of Integrity and Projects of Maersk Drilling since June 2020. Previously, she served as Vice President and Head of Engineering and Projects of Maersk Drilling from June 2018. Prior to that, she served in several roles with Maersk Drilling from May 2009, including Deputy Asset Manager, Project Team Lead, and Senior Project Engineer. Before joining Maersk Drilling, Ms. Alting served with Maersk Oil from November 2003 to May 2009. She has served on the Board of Maersk Drilling as an employee elected member since March 2019 and is a member of the Advisory Boards of MCEDD and the IASC/SPE International Drilling Conference. Ms. Alting holds an MSc in Chemistry from the Technical University of Denmark and a PMD from IESE Business School.

Richard B. Barker



Age: **44**

Mr. Barker was named Executive Vice President and Chief Financial Officer of Noble in January 2024 and was previously Senior Vice President and Chief Financial Officer since March 2020. He joined Noble following investment banking positions at Moelis & Company which he held from 2019 to 2020 and JPMorgan Chase & Co prior to 2019 where he specialized in oilfield services and equipment. Mr. Barker graduated magna cum laude from Rice University, where he earned a B.A. in Mathematical Economic Analysis and Managerial Studies.

Blake A. Denton



Age: **47**

Mr. Denton was named Senior Vice President of Marketing and Contracts of Noble in October 2022. Previously, he served as Director of Marketing and Contracts for Noble from January 2017 until assuming his position as Vice President in March 2020, where he led Noble's marketing and contracts efforts for the Middle East and India while based in Dubai. Prior to that, Mr. Denton served as our Project Director from March 2012 to January 2017 based in Korea and Houston, and as Project Manager from August 2010 to March 2012 based in Singapore. Before that, he led Noble's newbuild project electrical engineering efforts for dynamically positioned drilling assets as a consultant based first in Houston and then in Singapore. Before joining Noble, Mr. Denton worked for a Houston-based electrical integration company supplying power generation and controls equipment primarily to the marine and drilling industry worldwide. Mr. Denton Bachelor of Science in Industrial Distribution from Texas A&M University's College of Engineering.

Mikkel Ipsen



Age: **53**

Mr. Ipsen was named Senior Vice President of Human Resources of Noble in January 2024 and was previously Vice President of Human Resources since October 2022. Prior to joining Noble, he served as Vice President and Head of HR Partnering of Maersk Drilling since October 2021. Prior to joining Maersk Drilling, Mr. Ipsen served as Head of Talent Development – Northern Europe & Russia of TotalEnergies, an energy and petroleum company, since January 2020, and as Head of Human Resources – Denmark of TotalEnergies from March 2018 to January 2020. Previously, he held senior positions within human resources at Maersk Drilling, Maersk Oil and TotalEnergies, including working on the integration of Maersk Oil into TotalEnergies. Mr. Ipsen started his career as a line officer in the Danish Armed Forces where he served for 16 years. He holds a Master of Military Studies from the Royal Danish Defence College.

Joey M. Kawaja



Age: **52**

Mr. Kawaja was named Senior Vice President of Operations of Noble in October 2022. He has over 25 years of experience in offshore rig operations and project management. Previously, Mr. Kawaja served as Regional Manager – Western Hemisphere, where he led all of Noble's shorebased and offshore operations in North and South America, from August 2014 until assuming his position as Vice President of Operations in October 2020. Prior to that, Mr. Kawaja served in various roles including Operations Manager, Drilling Superintendent, and Project Manager since joining Noble in 1996.

Jennie P. Howard



Age: **39**

Ms. Howard was named Senior Vice President, General Counsel and Corporate Secretary in April, 2023. Prior to joining Noble, Ms. Howard served as Vice President, Assistant General Counsel and Assistant Corporate Secretary of Kraton Corporation, a specialty chemicals company, with which she was employed from September 2015 to March 2022. Before joining Kraton Corporation, Ms. Howard was a corporate associate with Hunton Andrews Kurth LLP in its Houston, Texas Office. She holds a BA in History and Politics from Durham University in the United Kingdom, and a Juris Doctor degree from American University Law School.

Jeff K. Hunt



Age: **48**

Mr. Hunt was named Vice President and Chief Accounting Officer of Noble in November 2025. Prior to joining Noble, he served as Chief Accounting Officer of Aris Water Solutions, a produced water handling and treatment company, from July 2023 until Aris Water Solutions was acquired by Western Midstream in October 2025, after serving as Director of Technical Accounting and Financial Reporting from March 2022 to June 2023. Before joining Aris Water Solutions, he served as Director of Accounting Policy at ConocoPhillips, a hydrocarbon exploration and production company, from January 2021 to March 2022. Prior to that, Mr. Hunt served in various accounting roles at Concho Resources, an oil and natural gas company, from September 2014 to January 2021, including as Director, Technical Accounting and Special Projects when Concho Resources was acquired by ConocoPhillips. Mr. Hunt started his career in the Assurance practice of Ernst & Young LLP. Mr. Hunt holds a Bachelor of Science Degree in Accounting and a Masters of Accountancy from Brigham Young University, and he is a licensed certified public accountant in the State of Texas.

Policies and Procedures Relating to Transactions with Related Persons

Transactions with related persons are reviewed, approved, or ratified in accordance with policies and procedures set out in the UK Companies Act, our Articles of Association, the charter of our Audit Committee, our Related Party Transaction Policy and our Code of Business Ethics. These policies and procedures regarding related party transactions are in writing and are implemented by our Audit Committee.

Each year, we require all our directors, nominees for director, and executive officers to complete and sign a questionnaire. The purpose of the questionnaire is to obtain information which can be compared to our corporate records, such as accounts payable and receivable, in order to identify any transactions with related persons, for inclusion in our proxy statement or annual report.

For this purpose, we consider "related persons" and "related person transactions" to be as defined in Item 404(a) of Regulation S-K. In addition, we review SEC filings made by beneficial owners of more than five percent of any class of our voting securities to determine whether information relating to transactions with such persons needs to be included in our proxy statement or annual report. There were no related-party transactions in 2025 that were required to be reported pursuant to the applicable disclosure rules of the SEC, except as described herein.

Security Ownership of Certain Beneficial Owners and Management

As of March 6, 2026, we had 159,473,433 shares outstanding, excluding shares held in treasury. The following table sets forth, as of March 6, 2026 and except to the extent indicated otherwise in the footnotes, (1) the beneficial ownership of shares by each of our directors, each nominee for director, each "named executive officer" listed in the Summary Compensation Table appearing in this proxy statement and all current directors and executive officers as a group, and (2) information about the only persons who were known to the Company to be the beneficial owners of more than five percent of the Company's outstanding shares.

	Shares Beneficially Owned[1]	
Name	Number of Shares	Percent of Class[2]
Name of Beneficial Owner		
APMH Invest A/S	30,350,703 [3]	19.0%
BlackRock, Inc	17,858,117 [4]	11.2%
The Vanguard Group	14,308,527 [5]	9.0%
First Eagle Investment Management, LLC and First Eagle Global Fund	11,992,908 [6]	7.5%
Directors and Director Nominees		
Erik Bergöö	—	
Patrice Douglas	14,780	
Robert W. Eifler	1,499,749	
Claus V. Hemmingsen	25,543	
Alan J. Hirshberg	43,885 [7]	
Kristin H. Holth	18,243	
H. Keith Jennings	12,986	
Charles M. Sledge	45,232 [8]	
Named Executive Officers (excluding any Director listed above)		
Caroline M. Alting	59,892	
Richard B. Barker	369,289	
Joey M. Kawaja	122,874	
Jennie P. Howard	55,702	
All current directors and executive officers as a group (15 persons)	2,394,298	1.5%

[1] Unless otherwise indicated, the beneficial owner has sole voting and investment power over all shares listed. Unless otherwise indicated, the address of each beneficial owner is 3rd Floor, 1 Ashley road, Altrincham, Cheshire, United Kingdom WA14 2DT.

[2] The percent of class shown is less than one percent unless otherwise indicated.

[3] Based solely on Schedule 13D/A filed with the SEC on November 8, 2024 by APMH Invest A/S. Such filing indicates that APMH Invest A/S, A.P. Møller Holding A/S and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal have shared voting power and shared dispositive power with respect to 30,350,703 shares. The Schedule 13D/A contained information as of November 7, 2024 and may not reflect current holdings of Noble shares. The address for APMH Invest A/S is Esplanaden 50, 1263 Copenhagen K, Denmark.

[4] Based solely on the Schedule 13G/A filed with the SEC on November 6, 2025 by BlackRock, Inc.. Such filing indicates that BlackRock Inc. has sole voting power with respect to 17,486,853 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 17,858,117 shares and shared dispositive power with respect to 0 shares. The Schedule 13G/A contained information as of October 31, 2025 and may not reflect current holdings of Noble shares. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

[5] Based solely on the Schedule 13G/A filed with the SEC on January 30, 2026 by The Vanguard Group. Such filing indicates that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 958,809 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 14,308,527 shares. The Schedule 13G/A contained

information as of December 31, 2025 and may not reflect current holdings of Noble shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[6] Based solely on the Schedule 13G filed with the SEC on February 12, 2025 by First Eagle Investment Management, LLC and First Eagle Global Fund. Such filing indicates that First Eagle Investment Management LLC has sole voting power with respect to 11,336,623.04 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 11,992,908.40 shares and shared dispositive power with respect to 0 shares. The Schedule 13G contained information as of December 31, 2024 and may not reflect current holdings of Noble shares. The address for First Eagle Investment Management, LLC is 1345 Avenue of the Americas, New York, 10105, New York. First Eagle Global Fund, a registered investment company for which First Eagle Investment Management, LLC acts as investment adviser, may be deemed to beneficially own 9,141,720 of these 11,992,908.40 shares.

[7] These shares include 5,000 shares held in a family trust.

[8] These shares include 2,084 shares held by a non-minor child of Mr. Sledge.

Corporate Governance

Board Independence

Our Board has determined that:

- each of Ms. Douglas, Mr. Hemmingsen, Mr. Hirshberg, Ms. Holth, Mr. Jennings, and Mr. Sledge qualifies as an "independent" director under the NYSE corporate governance rules and the Company's corporate governance guidelines.

- each of Mr. Jennings (Chair), Ms. Douglas, Ms. Holth, and Mr. Sledge, constituting all the members of the audit committee of the Board (the "Audit Committee"), qualifies as "independent" under Rule 10A-3 of the Exchange Act; and

- each of Mr. Hirshberg (Chair), Ms. Douglas, and Mr. Sledge, constituting all the members of the compensation committee of the Board (the "Compensation Committee"), qualifies as

  - "independent" under Rule 10C-1(b)(1) under the Exchange Act and the applicable rules of the NYSE; and

  - a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act.

Independent non-management directors comprise in full the membership of each committee described below under "—*Board Committees, Meetings and Other Governance Matters.*"

Additionally, our Board determined that each of Alastair Maxwell and Ann Pickard qualified as an "independent" director under the NYSE corporate governance rules and the Company's corporate governance guidelines for the portion of 2025 that they served on the Board.

Mr. Eifler and Mr. Bergöö are not independent.

In order for a director to be considered independent under the NYSE rules, our Board must affirmatively determine that the director has no material relationship with the Company other than in his or her capacity as a director of the Company.

The Company's corporate governance guidelines provide that a director will not be independent if,

- the director is, or during the preceding three years, was employed by the Company;

- an immediate family member of the director is, or during the preceding three years, was an executive officer of the Company;

- the director or an immediate family member of the director received, within any 12-month period during the preceding three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- the director is a current partner or employee of the Company's internal or external auditor;

- an immediate family member of the director is a current partner of the Company's internal or external auditor;

- an immediate family member of the director is currently employed by the Company's internal or external auditor and personally works on the Company's audit;

- the director or an immediate family member of the director was, during the preceding three years, a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

- the director or an immediate family member of the director is, or, during the preceding three years was, employed as an executive officer of another company where any of the Company's present executive officers serves or served on that company's Compensation Committee at the same time; or

- the director currently is an executive officer or an employee, or an immediate family member of the director currently is an executive officer, of a company that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year within the last three fiscal years, exceeded the greater of $1 million or two percent of such other company's consolidated gross revenues.

The following will not be considered by our Board to be a material relationship that would impair a director's independence: If a director is an executive officer of, or beneficially owns in excess of 10 percent equity interest in, another company

- that does business with the Company, and the amount of the annual payments to the Company is less than five percent of the annual consolidated gross revenues of the Company;
- that does business with the Company, and the amount of the annual payments by the Company to such other company is less than five percent of the annual consolidated gross revenues of the Company; or
- to which the Company was indebted at the end of its last fiscal year in an aggregate amount that is less than five percent of the consolidated assets of the Company.

For relationships not covered by the guidelines in the immediately preceding paragraph, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, is made by our directors who satisfy the independence guidelines described above. These independence guidelines used by our Board are set forth in our corporate governance guidelines, which are published under the governance section of the Company's website at **www.noblecorp.com**.

In addition, in order to be independent for the purposes of serving on the Audit Committee, a director may not, other than in his or her capacity as a member of the Audit Committee, the Board, or any other board committee:

- accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or one of our subsidiaries (other than certain retirement benefits for prior service with the Company); or
- be affiliated with the Company, one of our subsidiaries, or an affiliate of one of our subsidiaries.

Further, in order to determine the independence of any director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:

- the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and
- whether such director is affiliated with the Company, one of our subsidiaries or an affiliate of one of our subsidiaries.

In accordance with the Company's corporate governance guidelines, the non-management directors have chosen an independent Chair of the Board to preside at regularly scheduled executive sessions of our Board held without management present. Mr. Sledge currently serves as our independent Chair.

Board Committees, Meetings and Other Governance Matters

The Company has standing Audit, Compensation, Nominating & Governance, and Safety & Sustainability Committees of our Board. Each of these committees operates under a written charter that has been adopted by the respective committee and by our Board. The charters are published under the governance section of the Company's website at **www.noblecorp.com** and are available in print to any shareholders who request them. Our Code of Business Ethics is published under the governance section of the Company's website at **www.noblecorp.com**. We intend to disclose future amendments to certain provisions of the Code of Business Ethics, and waivers of the Code of Business Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Board Refreshment

We recognize the importance of board refreshment, and the Nominating & Governance Committee regularly considers board composition and how directors change over time. To assist our board refreshment efforts, our corporate governance guidelines provide for a mandatory retirement age of 72, without exception. Further, under the Relationship Agreement entered in connection with the Business Combination, one of our non-management directors has been designated by a former shareholder of Maersk Drilling. See "—*Director Designation Rights*," above at page 14, for further information on this agreement. At the conclusion of the Business Combination in the fall of 2022 our Board reflected the diverse background and perspectives from each of the legacy Noble and Maersk Drilling boardrooms. In November of 2023, in our first director appointment to the Board since the Business Combination, we appointed H. Keith Jennings. Subsequently, in connection with the Diamond Transaction, we appointed a legacy Diamond director, Patrice Douglas, in September 2024. Then, following Kristin Holth's decision to resign as a director effective at the commencement of the Meeting and, therefore, not to stand for re-election, we recommended Erik Bergöö for election as director at the Meeting to fill the vacancy created by Ms. Holth's resignation. The Board and the Nominating & Governance Committee continuously discuss and consider board refreshment and composition as the members believe that the Board should be comprised of directors with diverse yet complementary backgrounds who bring different perspectives and experiences to the boardroom, generating healthy discussion, debate and more effective decision-making.

Board Committee Membership

The current members of the committees, number of meetings held by each committee during 2025 and a description of the functions performed by each committee are set forth below.

Director Name	Audit	Compensation	Nominating & Governance	Safety & Sustainability
Patrice Douglas[1]	✓	✓		
Robert W. Eifler				
Claus V. Hemmingsen			Chair	Chair
Alan J. Hirshberg		Chair	✓	
Kristin H. Holth[1][3]	✓			✓
H. Keith Jennings[1]	Chair			✓
Charles M. Sledge[1][2]	✓	✓	✓	
Number of Meetings in 2025	8	4	4	4

[1] Audit Committee financial expert

[2] Independent board chair

[3] Effective at the commencement of the Meeting, Ms. Holth, who is not standing for re-election at the Meeting, will no longer serve on the Audit Committee and the Safety & Sustainability Committee.

Audit Committee

The primary purposes of the Audit Committee are to:

- Assist the Board with oversight of:
  - the integrity of our financial statements and our financial reporting process and systems of internal controls regarding finance and accounting;
  - our compliance with the Company's standards of business ethics and legal and regulatory requirements;
  - the qualifications and independence of our independent auditors; and
  - the performance of our independent auditors and internal auditors; and
- Prepare reports of the Audit Committee that are required by the rules of the SEC to be included in the proxy statement for our annual general meeting of shareholders.

The primary responsibilities of the Audit Committee include, among others, to:

- appoint, compensate, retain and oversee the Company's auditors (including review and approval of the terms of engagement and fees);
- review with the auditors the Company's financial reports (and other financial information) provided to the SEC and the investing public;
- review the Company's system of internal controls, significant accounting principles and policies, and critical accounting policies;
- review the activities, budget, staffing, and structure of the internal audit function;
- review the Company's major financial risk exposures and steps taken to monitor and mitigate such risks;

- provide oversight of the cybersecurity system of the Company, the process to identify, assess, manage and mitigate risks related to cybersecurity and the Company's process to respond to, and manage, cybersecurity threats, including cybersecurity incidents;

- review related party transactions and conflicts of interest; and

- establish and maintain procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters as well as the confidential, anonymous submission by employees of the Company of concerns regarding any questionable accounting or auditing matters.

Our Board has determined that each of Ms. Douglas, Ms. Holth, Mr. Jennings and Mr. Sledge is an "audit committee financial expert" as that term is defined under the applicable SEC rules and regulations.

Compensation Committee

The primary purposes of the Compensation Committee are to discharge our Board's responsibilities relating to compensation of our directors and executive officers, and to:

- prepare an annual disclosure under the caption "Compensation Committee Report" for inclusion in our proxy statement for the Company's annual general meeting of shareholders;

- prepare, in conjunction with our compensation advisers, a director's remuneration policy, to be approved by shareholders at least every three years, in accordance with the UK Companies Act;

- monitor compliance with applicable legal and regulatory requirements relating to the Company's compensation policy and practices, including required disclosures and shareholder approvals; and

- assist the Board in reviewing and administering compensation, benefits, incentive and equity-based compensation plans.

The primary responsibilities of the Compensation Committee are, among others, to:

- determine the CEO's goals and objectives, review his or her performance, and determine the CEO's compensation;

- review and approve compensation for other executive officers;

- review and approve incentive and equity-based compensation plans, any employment and severance arrangements, and any employee benefit plans;

- determine share ownership guidelines and clawback policy and monitor compliance;

- assist the Board in reviewing and preparing disclosures, statements or reports regarding the Company's compensation policies and practices as are required under applicable legal and regulatory requirements; and

- review the results of any advisory votes of our shareholders relating to compensation and oversee engagement efforts with shareholders on the subject of executive compensation.

The "*Compensation Discussion and Analysis*" relating to 2025 begins on page 29 of this proxy statement.

Nominating & Governance Committee

The primary purposes of the Nominating & Governance Committee are to:

- assist the Board in reviewing board composition and performance, including identifying, evaluating and recommending candidates for the Board;

- assist the Board in reviewing succession planning with regard to our CEO;

- review and recommend to the Board the Company's corporate governance guidelines;

- assist the Board in discharging its responsibilities on matters relating to the Company's corporate governance policies and practices; and

- monitor compliance with applicable legal and regulatory requirements and other commitments relating to governance policies and practices of the Company's activities, including, without limitation, any requirements relating to disclosure of information.

The primary responsibilities of the Nominating & Governance Committee include, among others, to:

- review the size and committee structure of the Board;

- identify, interview and recommend to the Board candidates for board service;

- discuss succession planning for the Board and key leadership roles on the Board and its committees;
- consider director candidates nominated by shareholders;
- recommend to the Board whether to accept or reject a director resignation offer tendered in accordance with the Company's governance policies;
- review director nomination process and determine director qualifications;
- review with management required disclosures relating to the Company's governance practices;
- conduct an annual review of the Code of Business Ethics;
- oversee Board, committee, CEO and management evaluations;
- review the CEO's management succession plans and related matters; and
- oversee new director orientation and ongoing education for directors.

Director Selection Criteria and Nomination Process

The Board and the Nominating & Governance Committee believe that the Board should be comprised of directors with diverse yet complementary backgrounds who bring different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. Directors should also, at a minimum, have business or other relevant expertise that may be useful to the Company. The Board and the Nominating & Governance Committee also believe that directors should possess the highest personal and professional ethics and should be willing and able to devote the requisite amount of time to Company business.

When considering nominees for director, the Nominating & Governance Committee will take into account a number of factors, including, but not limited to, the following:

- the size of the existing Board;
- character, judgment, skill, education, relevant business experience, integrity, reputation, and other personal attributes or special talents that may be necessary for effective oversight given the global nature of the Company's operations and strategy;
- independence from management, extent of existing commitments to other businesses, and potential conflicts of interest with other pursuits;
- financial and accounting background, to enable the committee to determine whether the nominee would be considered an "audit committee financial expert" or "financially literate" under the applicable rules of the NYSE and the SEC; and
- whether the potential nominee is subject to a disqualifying factor as described in the Company's corporate governance guidelines or as included in any legal or regulatory requirements governing the Company.

Board Composition. Following the Business Combination, the Board was comprised of three directors from each of the legacy Noble and Maersk Drilling companies. Further, as noted above, a significant shareholder of legacy Maersk Drilling has the contractual right to designate one nominee to our Board. See "—*Director Designation Rights*," on page 14 above, for further information on this matter. Mr. Jennings was appointed to the Board and to the Audit Committee in November of 2023 and was recommended by an independent director in consultation with a director search and advisory firm. Ms. Douglas was appointed to the Board and to the Audit Committee and Compensation Committee in September of 2024 as part of the Diamond Transaction. Mr. Bergöö, who is a nominee standing for election as director at the Meeting, was initially identified by our Board.

Retirement. Under the corporate governance guidelines of Noble, a director may not stand for re-election after his or her 72nd birthday, without waiver or exception.

Identifying Nominees. The Nominating & Governance Committee's process for identifying candidates includes seeking recommendations from one or more of the following:

- current and retired directors and executive officers of the Company;
- a firm (or firms) that specializes in identifying director candidates (which firm may earn a fee for its services paid by the Company);
- persons known to directors of the Company in accounting, legal, and other professional service organizations or educational institutions; and

- subject to compliance with applicable procedures, shareholders of the Company. See "—*Shareholder Proposals and Nominations for our 2027 Annual General Meeting*" on page 71 for further information on the shareholder nomination process.

The Nominating & Governance Committee's process for evaluating candidates includes:

- investigation of the person's specific experiences and skills,

- time availability in light of commitments,

- potential conflicts of interest, and

- independence from management and the Company.

Candidates recommended by a shareholder are evaluated in the same manner as are other candidates.

Safety & Sustainability Committee

The primary purposes of the Safety & Sustainability Committee are to:

- inform and assist the Board in its oversight role and make recommendations with respect to the Company's identification, management, monitoring, and mitigation of risk in the areas of health, safety, the environment, and security;

- inform and assist the Board in its oversight role and make recommendations with respect to the Company's policies and practices related to sustainability and corporate social responsibility;

- assist the Board in reviewing the Company's policies and management systems with respect to sustainability and health, safety, environment and security ("HSES") matters; and

- monitor compliance with applicable legal and regulatory requirements and other commitments relating to the environmental and social policies and practices of the Company's ESG activities, including, without limitation, any requirements relating to disclosure of information.

The primary responsibilities of the Safety & Sustainability Committee include, among others, to:

- oversee the Company's strategy on HSES and sustainability;

- oversee the Company's compliance with HSES and sustainability laws and regulations, material HSES and sustainability litigation and regulatory proceedings, and significant developments regarding HSES and sustainability;

- review guidelines and policies on risk assessment and management of HSES and sustainability risks;

- oversee the Company's governance process over climate-related risks; and

- review and recommend to the Board principles, policies and practices of sustainability, including making recommendations to the Board regarding the content and format of the Company's annual sustainability report and other applicable sustainability disclosure.

Board Oversight of Sustainability Matters. It is the belief of our Board that managing sustainability issues has become core to long-term business strategy and to managing enterprise risk. For example, responding to climate risk, including committing to establishing clear GHG targets and goals, has become key to the business strategy of many businesses, including ours. Thus, board oversight of this important driver of business success has become central to the Board's mission and the Board is updated quarterly on sustainability matters. In recognition of this imperative, our Board has delegated oversight of these matters to our Safety & Sustainability Committee so that the Board can undertake more focused oversight of management's activities in these areas. Our SVP, Operational Excellence and Sustainability, our SVP, Operations and our Head of Health, Safety and Environmental report regularly to the Safety & Sustainability Committee and are regularly in attendance at committee meetings.

Attendance Policy

Attendance at Board Meetings

In 2025, our Board held six meetings. In 2025, each incumbent director attended, in person or telephonically, at least 75% of the aggregate of (1) the total number of meetings of our Board and (2) the total number of meetings of committees of our Board on which such director served (during the periods that such director served).

Annual General Meeting of Shareholders

Under the Company's policy on director attendance at annual general meetings of shareholders, all directors are expected to attend each annual general meeting in person or telephonically, and any director who is unable to attend the annual general meeting is responsible for notifying the Chairman of the Board in advance of the meeting. All nine directors then in office attended the 2025 annual general meeting of shareholders.

Board Leadership Structure

Our Articles of Association and corporate governance guidelines provide our Board the flexibility either to combine or to separate the positions of Chair and CEO. At the current time, our Board believes that the Company and our shareholders are best served by separating the positions of Chair and CEO. The separation of duties will allow Mr. Sledge and Mr. Eifler to focus on their respective responsibilities as Chairman and CEO. Further, the Board believes our current structure, with an independent Chairman who is well-versed in the needs of a complex business and has strong, well-defined governance duties, gives our Board a strong leadership and corporate governance structure that best serves the needs of Noble and its shareholders. Our Board believes that Mr. Sledge is well suited to serve as Chairman given his significant managerial, financial and operational experience, as well as his experience in corporate governance. As a result of his broad-based and relevant background, as well as his deep knowledge of our business, Mr. Sledge is well-positioned as Chairman to provide constructive, independent and informed guidance and oversight to management.

Our Board believes that the Company and our shareholders are best served when directors are free to exercise their respective independent judgment to determine what leadership structure works best for us based upon the then current facts and circumstances. Although our Board may determine to combine the positions of Chairman and CEO in the future should circumstances change, we believe that separating these positions is currently the right leadership structure for our Company.

In addition to Mr. Eifler, our Board currently has six additional members, all of whom are independent under the NYSE corporate governance rules as described under "*—Board Independence*." Pursuant to our corporate governance guidelines, our non-management directors meet in executive sessions without our CEO or any other member of management present in connection with each regularly scheduled meeting of our Board. As independent Chair, Mr. Sledge presides at these regularly scheduled executive sessions of our Board.

The Chair is also responsible for approving meeting agendas and meeting schedules for our Board, acting as an available conduit for the communication of information from the non-management directors to our CEO and coordinating with the CEO the development of the CEO's annual goals and objectives.

In addition, each of our standing committees (the Audit Committee, the Compensation Committee, the Nominating & Governance Committee, and the Safety & Sustainability Committee) is composed of independent directors and has a non-management, independent board member acting as chair.

Board and Committee Evaluation

To provide ongoing reviews of the effectiveness of our Board, including the effectiveness of our leadership structure, our corporate governance guidelines and the charters of each of our committees both mandate annual assessments by board members of the effectiveness of our Board and each of our committees on which such members serve.

Our assessments involve a structured assessment review that is led by the Chair, for the Board, and by each committee chairperson, for each applicable committee. The assessment ensures all necessary issues were considered to fulfill Board and committee responsibilities and measures effectiveness of Board oversight, ensures meeting objectives were satisfied, all agenda items sufficiently considered and information presented was complete, understandable and organized, and identifies issues that need additional dialogue.

Results of the annual assessment are reviewed by the Nominating & Governance Committee and summarized for the full Board.

The results are then discussed by the Board and, following the assessment, the Board determines the relevant actions to be taken to enhance our governance.

Key feedback from the Board's 2025 annual evaluation process is outlined below:

- The feedback noted the high-functioning nature of the Board and strong leadership of our directors.
- The feedback focused on enhancements to executive and director succession planning, including assessments of applicable Board positions, and recruiting and retaining directors with experience that aligns with our current business model and industry landscape.
- The strength of management was recognized.
- The feedback underscored the continued importance of robust discussion around certain topics including, but not limited to, cybersecurity, contingency planning, sustainability and safety.

Risk Management Oversight

Consistent with our Articles of Association and our corporate governance guidelines, our Board is responsible for determining the ultimate direction of our business, determining the principles of our business strategy and policies, and promoting the long-term interests and sustainability of the Company. Our Board possesses and exercises oversight authority over our business and, subject to our governing documents and applicable law, generally delegates day-to-day management of the Company to our CEO and our executive management. Viewed from this perspective and founded upon the strategy and business model of the Company, our Board generally oversees risk management and considers the most significant risks, including but not limited to safety, cybersecurity, climate and environmental risks, business, accounting, and liquidity risks; and the CEO and other members of executive management generally manage, monitor, and communicate the actual and potential risks material to the Company, collectively through the Enterprise Risk Management ("ERM") program for the Company.

The ERM program is designed to ensure that the most significant risks to the Company, on a consolidated basis, are being identified, managed and monitored appropriately, and that due care is exercised in considering such risks in the management of the Company.

Role of the Board and Committees

Our Board provides oversight of the ERM program and determines the Company's risk tolerance for the operation and management of the Company, and ensures management has an effective and ongoing program in place for monitoring and assessing and, to the extent appropriate, mitigating such risks within directed tolerances. Our Board regularly receives reports and monitors our ERM program along with other risk management information provided by management and other resources on a quarterly basis and provides feedback to management as part of the continuous improvement and alignment of risk management practices, strategies and systems, consistent with the risk philosophy and risk tolerances of the Company.

Pursuant to the requirements of laws, rules and regulations that apply to companies whose securities are publicly traded in the United States, the Audit Committee of our Board assists the full Board in oversight of risks to the Company, including the integrity of the Company's financial statements, our standards of business ethics, and our compliance with legal and regulatory requirements, and various other matters relating to our publicly available financial information and our internal and independent auditors.

Our Audit Committee also discusses policies with respect to risk assessment and risk management with our management team.

Oversight of certain risks associated with the performance of our executive management falls within the authority of our Nominating & Governance Committee, which is responsible for evaluating potential conflicts of interest and independence of Board directors and Board candidates, monitoring and developing corporate governance principles and overseeing the process through which our Board, our CEO and our executive management are evaluated.

Oversight of risks associated with retaining executive management falls principally within the scope of the authority of our Compensation Committee, which assists our Board in reviewing and administering compensation, benefits, incentive, and equity-based compensation plans.

Finally, oversight of risks associated with HSES and sustainability matters, including climate and social issues, falls with the scope of authority delegated to our Safety & Sustainability Committee.

Role of Management

We have not concentrated responsibility for all risk management in a single risk management officer but rather we have implemented an ERM steering committee and working groups comprised of executive management to administer the program. The ERM steering committee: monitors the universe of risks that we face; identifies risks that may develop or evolve with the potential to become material to the Company; establishes processes designed to identify, manage, avoid, and monitor risks pursuant to the Company's risk tolerance as established by the Board; establishes and implements mitigation and monitoring strategies with the necessary resources; regularly communicates to, and tackles with, the Board and each committee of the Board, including its members or their designees, the risks to the Company, including risks that may be of concern to the Board or a committee of the Board; and updates the Board on the effectiveness and details of the ERM program.

Shareholder Communications with Directors

Our Board has approved the following process for shareholders of the Company and other interested parties to send communications to our directors. To contact all directors on our Board, all directors on a committee, an individual director or the non-management directors as a group, the shareholder or interested party can use the following means of communication:

- **mail:** Noble Corporation plc

  Attention: Corporate Secretary

  2101 CityWest Boulevard, Suite 600, Houston, Texas 77042;

- **e-mail: NobleBoard@noblecorp.com**; or

- **hotline:** the NobleLine (anonymous and available 24 hours a day, seven days a week) at +1-855-466-2535 or +1-346-466-2535 or **https://nobleline.noblecorp.com.**

All communications received in the mail are opened by the office of the Company's Secretary for the purpose of determining whether the contents represent a message to our Board. All communications received electronically are processed under the oversight of our Board by the Company's general counsel or chief compliance officer. Complaints or concerns relating to the Company's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Complaints or concerns relating to other corporate matters, which are not addressed to a specific director, are referred to the appropriate functional manager within the Company for review and response. Complaints or concerns relating to corporate matters other than the specific items referred to the Audit Committee as described above, which are addressed to a specific director, committee or group of directors, are promptly relayed to such persons.

Director Onboarding

All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of our business, strategies, capital structure, governance model, operating performance and culture, and a successful integration into boardroom discussions as soon as possible. Our director manual contains important information about the Company and the responsibilities of our directors, including: our Articles of Association; guidelines for assignments regarding standing committees of our Board; the charters for each of our committees; a summary of laws and regulations regarding compliance with insider reporting and trading; share ownership guidelines; a statement of the Company paradigms and Code of Business Ethics that govern how we conduct our business; and our safety policy and quality policy and objectives. All new directors also have the opportunity to tour our training facility and NORMS headquarters, which hosts our weather monitoring team and meet with fellow directors and management.

Director Education

Throughout the year, management also presents on topics that are timely and impactful to the Company and specific deep-dive sessions and workshops may be held to further increase directors' understanding of issues affecting the Company. On occasion, individual directors or the full Board may visit Noble facilities in connection with Board meetings or deep-dive sessions with management.

The commitment of our directors also extends well beyond preparation for, and participation at, regularly scheduled Board meetings.

Engagement beyond the boardroom provides our directors with additional insights into our businesses and industry. We provide our directors with information, materials and outside speakers that are designed to assist them in performing their duties as directors.

We provide directors with periodic training on certain policies, standards and procedures of the Company, including guidance and advice on compliance therewith. We provide director manuals, periodic presentations on new developments in relevant areas, such as legal and accounting matters, opportunities to attend director education programs at the Company's expense, and memberships with the National Association of Corporate Directors. During 2025, director education included a business trip to Guyana fully organized by the Company, during which directors had the opportunity to meet with the U.S. Ambassador and Senior Commercial Officer to Guyana, meet a key customer, and visit Company rigs, as well as presentations by energy-focused financial services platforms.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than ten percent of our shares, to file with the SEC initial reports of ownership and reports of changes in ownership of such shares and any derivative securities.

To our knowledge, based solely on a review of the copies of such reports filed with the SEC and written representations from our directors and officers that no other reports were required, during the year ended December 31, 2025, all reports were timely filed.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our compensation practices and decisions for our named executive officers (our "NEOs") for the year ended December 31, 2025.

While this CD&A focuses on 2025 NEO compensation, we also describe compensation actions effected since December 31, 2025, to the extent we believe such discussion enhances the understanding of our executive compensation disclosures and our executive compensation structure.

Our NEOs

Our NEOs for 2025 consist of the following individuals:

Name	Title
Robert W. Eifler	President & Chief Executive Officer
Richard B. Barker	Executive Vice President & Chief Financial Officer
Joey M. Kawaja	Senior Vice President, Operations
Jennie P. Howard	Senior Vice President, General Counsel & Corporate Secretary
Caroline M. Alting	Senior Vice President, Operational Excellence & Sustainability

Executive Summary

Noble - First Choice Offshore

The Company's strategy has been focused on delivering industry-leading shareholder returns, including executing on, and integrating, inorganic growth opportunities. The Company's performance highlights for 2025 include:

- **Leadership position in shareholder returns** in the offshore drilling sector, with $320 million in dividends paid and $20 million of share repurchases.
- **Differentiated Backlog Growth**
  - Expanded backlog by 30% year-on-year to $7.5 billion as of February 2026, while the combined backlog of our three largest peers declined by 9% over the comparable period.
  - Significant backlog expansion was underpinned by long-term contract awards for six deepwater rigs with Shell, TotalEnergies and bp throughout the United States Gulf of America and Suriname basins with an average duration of three years per rig.
- **Customer Satisfaction** proven by high satisfaction scores (ranging from 6.2 to 6.6 out of 7) from January 1, 2023 through to December 31, 2025 and averaging 6.5 out of 7 in 2025.
- **Seamless operation integration** highlighted by 96.9% revenue efficiency and strong Health, Safety and Environment (HSE) performance across the fleet.



Our executive compensation program includes a mix of fixed and variable pay with performance periods ranging from one to three years. Our Compensation Committee established performance goals for our annual cash incentive program and our long-term incentive program that align with the Company's strategy to drive shareholder returns through industry-leading safety, customer service, environmental stewardship, technological thought leadership, capital efficiency and execution on opportunistic inorganic growth opportunities. The following table outlines the primary elements of our executive compensation program, excluding benefits, for 2025:

Element	Description	Purpose
Base Salary	Delivered in cash and evaluated each year based on performance and competitive compensation market data	Provide competitive base pay to attract and retain our executive officers
Annual Short Term Incentive Plan ("STIP")	Delivered in cash based on attainment of financial, customer satisfaction, and safety goals	Motivate and reward our executives' achievement of key annual business objectives
Time-Vested Restricted Stock Units ("TVRSUs")	Three-year ratable vest; annual award value based on competitive compensation market data	Align interests of executives with those of our shareholders by tying compensation to long-term growth in shareholder value and by promoting retention and management stability in a cyclical industry
Performance-Vested Restricted Stock Units ("PVRSUs")	Three-year cliff vest; payout based on total shareholder return ("TSR"), return on invested capital performance and attainment of sustainability goals	

Target Total Direct Compensation

Our Compensation Committee delivers a substantial portion of target total direct compensation ("TDC") through variable and "at-risk" performance-based incentives. In 2025, 91% of our CEO's and an average of 82% of our other NEOs' target total direct compensation was variable or at-risk.

Our CEO

9%
12%
91%
Variable/At Risk
55%
24%

Our Other NEOs (Average)

18%
40%
82%
Variable/At Risk
17%
25%

Base Salary
Target STIP
TVRSUs
PVRSUs

Target TDC ($000)



We follow simple foundational rules and best compensation practices. Notably, our executive compensation program contains the following best practices in executive compensation design and governance:

Compensation Best Practices That We Follow

✔ We pay for performance — at least 60% of NEO annual equity awards and all STIP pay is contingent on the attainment of pre-established performance goals

✔ We require executives and directors to maintain significant share ownership

✔ We have a clawback policy enabling us to recoup previously paid cash and equity incentive compensation from our executive officers in accordance with Rule 10D-1 under the Exchange Act

✔ Our Compensation Committee consults with independent compensation consultants when designing our compensation program and setting target compensation and performance levels

✔ We prohibit pledging or hedging of Company shares

✔ We require a "double trigger" for cash and equity severance benefits upon a change of control

✔ We do not provide gross ups for change in control related excise taxes

✔ We hold an annual "say-on-pay" advisory vote

✔ We set challenging performance objectives

✔ We provide an appropriate mix of short- and long-term incentives

Shareholder Engagement & Say-on-Pay

We are deeply committed to the interests of our shareholders and take those interests into account when making decisions for the Company. We engage in frequent discussions with our shareholders regarding a wide variety of topics to fully understand their input, suggestions and concerns. Maintaining an active, open dialogue with our shareholders continues to be a top priority of the Board.

Noble Shareholder Engagement

In addition to investor conferences, non-deal roadshows and one-on-one calls with our investor relations team, we conducted a shareholder engagement program related to sustainability initiatives, our executive compensation program and our 2025 proxy statement.

- **2025 Shareholders Outreach**
  - **16 shareholders contacted** representing **approximately 61%**[1] **of our outstanding shares**.
  - **Met with 7 shareholders** representing **approximately 44%**[1] **of our outstanding shares.**
- **Topics Covered**
  - capital allocation strategy, executive compensation including performance metric selection, the ongoing recovery in offshore drilling business fundamentals and our strategy for growth and long-term value creation, including in the area of sustainability efforts.
- **2025 Advisory Vote on Executive Compensation**
  - Over 95% of votes cast supported our compensation program.
  - Given this high level of support, we did not make any changes to our compensation policies or decisions for 2025 as a result of this advisory vote.

[1]   These percentages are based on the number of Company shares outstanding as of December 31, 2025 and stock ownership reported in publicly available filings as of December 31, 2025.

For 2026, we expect to complete shareholder outreach with respect to our proxy statement and annual general meeting in line with the following calendar:



Summer

- Review and assess annual meeting vote results



Fall

- Primary shareholder engagement season
- Directors and members of management on calls





Spring

- Integrate applicable feedback from fall outreach into proxy disclosures



Winter

- Review feedback from fall outreach calls
- Consider feedback during compensation decisions

Compensation Philosophy and Objectives

We believe that our compensation program should pay for performance and closely aligns our executives' interests with those of our shareholders. We focus on compensation tied to key drivers of stock price performance to provide a clear link to enhanced shareholder value and further emphasize an appropriate balance of financial results, operational excellence, safety and sustainability. We place a majority of executive pay at risk and tie a substantial portion of our NEOs potential compensation to achievement of specific annual and long-term performance goals intended to drive Company success.

Our executive compensation program reflects our philosophy that executive compensation should be structured to closely align each executive's interests with those of our shareholders, emphasizing equity-based incentives and performance-based pay. The primary objectives of the Company's compensation program are to:

• **support the Company's strategy and commitment to be First Choice Offshore**, including driving strong returns from our globally scaled, top tier fleet, delivering earnings and free cash flow and acquiring and integrating assets and companies, all to drive long-term shareholder value creation;

• **attract, retain and motivate** key executives capable of managing a complex, global business in a challenging and cyclical industry, by providing market competitive total compensation opportunities;

• **create a strong link between pay and performance** with predefined short and long-term performance goals that place the majority of total compensation at risk; and

• **align executive and shareholder interests** by establishing market-relevant metrics, including strategic ESG initiatives that drive shareholder value creation and address stakeholder expectations.

Consistent with this philosophy, we seek to provide a total compensation package for the NEOs that is competitive in respect of our Benchmark Peer Group (as defined below). In designing these compensation packages, the Compensation Committee annually reviews each compensation component and compares its use and level to various internal and external performance standards and market reference points. On average, our NEOs target total compensation is positioned within the middle range of executives with similar roles at the companies in our Benchmark Peer Group with a relatively conservative position for annual cash compensation and greater emphasis on long term equity compensation, demonstrating our commitment to linking NEO pay and long-term Company performance.

Board Process and Independent Review of Compensation Program

The Compensation Committee is responsible for determining executive officer compensation, for recommending independent director compensation to the full Board, and for establishing, implementing and monitoring adherence to our executive compensation philosophy. The Compensation Committee provides oversight on behalf of our Board in reviewing and administering the Company's compensation programs, employee benefits and incentive and equity-based compensation plans.

The Compensation Committee operates independently of management and receives compensation advice and data from outside independent advisors. The Compensation Committee approves the fees and other engagement terms of any independent advisor that it retains. Our Compensation Committee engaged Meridian Compensation Partners, LLC as its independent compensation consultant (the "compensation consultant" or "advisor") for 2025. The Compensation Committee has reviewed the independence of the advisor as required by the NYSE rules and determined that the advisor is independent and its engagement does not raise any conflicts of interest. The compensation consultant reports to and acts at the direction of the Compensation Committee. The compensation consultant is independent of management, provides comparative market data regarding executive and director compensation to assist in establishing reference points for the principal components of executive and director compensation and provides information regarding compensation trends in the general marketplace, best practices, the compensation practices of the peer groups described below and regulatory and compliance developments. The compensation consultant regularly participates in the meetings of the Compensation Committee, both with and without management present. The advisor did not provide any additional services to the Company or any of our affiliates during 2025.

In determining compensation for our CEO, the Compensation Committee evaluates and assesses the CEO's performance in the areas of individual leadership, Company-wide and business unit financial and operating results, achievement of strategic objectives and other considerations. The compensation consultant provides market information and perspectives on market-based adjustments, which are included in the Compensation Committee's decision-making process.

In determining compensation for the other NEOs, our CEO consults with the compensation consultant to review market information and prior compensation decisions and then recommends compensation adjustments to the Compensation Committee. Our CEO may attend Compensation Committee meetings at the request of the Compensation Committee, but does not participate in any discussions regarding his own compensation.

The Compensation Committee reviews and approves all compensation for our NEOs and recommends the compensation for our directors to the full Board.

Benchmark Peer Group

We compete for talent with employers across many different sectors around the world, but our primary competitive market consists of offshore drilling companies and oilfield services companies. In making compensation decisions for our NEOs, each element of their total direct compensation is compared against published compensation data and data provided by the compensation consultant. Data from peer companies plays an important role in the process used by the Compensation Committee to determine the design, components and award levels in our executive pay program. The peer companies ("Benchmark Peer Group") are chosen in part because they operate in a similar industry, from an appropriate range of revenue and asset sizes and have similar breadth, complexity and global scope. Our Compensation Committee views these peers as representative of the companies against which we compete for talent. The Compensation Committee conducts a review of the Benchmark Peer Group annually to help ensure it remains aligned with our business strategy and growing size and complexity. As a result of this review, Apache Corporation, Murphy Oil Corporation and Seadrill Limited were added and Bristow Group Inc. was removed from the Benchmark Peer Group in 2025 and, as previously disclosed, Diamond Offshore Drilling, Inc. was removed from the benchmark peer group in 2025 as a result of our acquisition of the company in September 2024.

2025 Benchmark Peer Group

The following were used as a benchmark to assess each component of our compensation program in 2025:

Apache Corporation	**Murphy Oil Corporation**	**Seadrill Limited**
Baker Hughes Company	**Nabors Industries Ltd.**	**TechnipFMC plc**
ChampionX Corporation	**NOV Inc.**	**Transocean Ltd.**
Halliburton Company	**Oceaneering International, Inc.**	**Valaris Limited**
Helmerich & Payne, Inc.	**Patterson-UTI Energy, Inc.**	**Weatherford International plc**

The Compensation Committee benchmarks compensation of the NEOs against the compensation of individuals in like positions at the companies included in the Benchmark Peer Group. The Compensation Committee does not benchmark executive compensation to specific levels or percentiles of the Benchmark Peer Group, but instead endeavors to be competitive within the Benchmark Peer Group with respect to the various components and the aggregate level of compensation of officers in comparable positions. The Compensation Committee believes that this approach gives the Compensation Committee the flexibility to respond to individual circumstances and offer competitive compensation packages to our executives.

TSR Peer Group

We use a relative TSR peer group (the "TSR Peer Group") to measure our relative TSR performance for the vesting of PVRSUs. Our TSR Peer Group is comprised of global offshore drilling companies with whom we most directly compete for customers and investor capital as well as the PHLX Oil Service Sector Index. The Compensation Committee believes that the TSR Peer Group is an appropriate benchmark against which to measure the Company's stock price performance in the complex and cyclical offshore drilling industry. There were no changes to the TSR Peer Group in 2025. The Compensation Committee will continue to review and assess the composition of the TSR Peer Group for future performance-based awards.


TSR Peer Group

The following are used as the peer group for relative TSR performance under our PVRSU awards:

Seadrill Limited	**Valaris Limited**
Transocean Ltd.	**PHLX Oil Service Sector Index**


How Compensation Components are Determined

Our Compensation Committee seeks to provide total compensation opportunities that are competitive with energy and general industry companies of roughly comparable size and are generally targeted at the middle range of the competitive market. Individual NEO compensation is determined based on a combination of factors, including:

- our compensation philosophy;
- market compensation data;
- competition for key executive talent;
- the NEO's experience, leadership and prior contribution to the Company's success;
- overall corporate financial performance;
- our overall annual budget for merit increases;
- internal pay equity for our NEOs; and
- the NEO's individual performance in the prior year.

Base Salary

The Compensation Committee conducts an annual review of the base salaries of our NEOs taking these factors into account and the Compensation Committee also reviews the base salaries at the time of any promotion or significant change in job responsibilities.

Annual base salary increases for our NEOs were effective on February 1, 2025. Changes to base salaries for 2025 were approved to align with market benchmarks and reflect the size, scope and complexity of the Company. Annual base salaries as in effect at year end are shown in the table below.

Name	Base Salary as of 12/31/2025	Increase in % from 2024
Robert W. Eifler	$ 1,000,000	5.3%
Richard B. Barker	$ 640,000	6.7%
Joey M. Kawaja	$ 525,000	11.7%
Jennie P. Howard	$ 500,000	17.6%
Caroline M. Alting	$ 450,000	12.5%

Short-Term Incentive Plan (STIP)

Our STIP gives participants, including the NEOs, the opportunity to earn annual cash bonuses, with target award levels set as a percentage of their base salaries.

STIP targets for 2025 for our NEOs are shown in the table below. The Compensation Committee approved increases in the STIP targets for Messrs. Barker and Kawaja and Misses Howard and Alting to maintain alignment with market benchmarks.

Name	2025 STIP Target (% of Base Salary)	2024 STIP Target (% of Base Salary)
Robert W. Eifler	130%	130%
Richard B. Barker	100%	90%
Joey M. Kawaja	100%	80%
Jennie P. Howard	85%	70%
Caroline M. Alting	85%	70%

2025 STIP – Metrics

The Compensation Committee believes that the success of the Company is tied to the achievement of the key performance goals shown below and the STIP is designed to reward executives for meeting or exceeding these goals thereby driving the performance of the Company. Company performance determines the funding level of the total STIP bonus pool. Accordingly, if performance thresholds are not met, STIP awards will not be funded.

Our 2025 metrics for our STIP for all eligible personnel, including the NEOs, for the 2025 plan year are set forth below.

Financial Metrics

The financial metrics selected by the Compensation Committee correlate to aspects of our business that drive shareholder value creation by enhancing the productivity and efficiency of the Company's assets and their operation. The Compensation Committee selected Normalized Cash Generation as the financial metric for our 2025 STIP. Normalized Cash Generation is defined as adjusted EBITDA minus capital expenditures, net interest expense, cash taxes, and cost to achieve synergies, adjusted for any non-recurring items. Adjusted EBITDA for 2025 included adjustments for non-cash contract asset/liability amortization, merger and integration costs, the gain on sale of operating assets, loss on impairment of assets, and costs incurred in connection with a contract termination.

Normalized Cash Generation replaced our 2024 financial metrics of free cash flow and contract drilling margin as the Compensation Committee believes that the Normalized Cash Generation metric provides even greater encouragement to our NEOs to sustainably return value to shareholders while making focused investments in future growth areas.

Customer Satisfaction

Customer Satisfaction is a key driver of shareholder value creation. For purposes of the STIP, this metric is measured by customer satisfaction surveys which are sent out to customers from our operating rigs each quarter as part of a Quarterly Performance Review (QPR) to assess Company performance. The QPR solicits customer feedback over several dimensions and is scored on a scale from 0 to 7 by each customer. The average rating from all customers across all quarters is then used to determine the annual customer satisfaction score. The weighting of this performance metric for the 2025 STIP did not change from 2024 (15%).

Safety Performance

Safety is crucial to the success of the Company. Our customers demand that we excel in safety performance and excellence in this area has become a business and regulatory imperative. Our Compensation Committee believes that safety is a key component of operational excellence and discipline. Safety performance is measured using the Potential Consequence Severity Index (PCSI). The PCSI is a method of measuring risk by highlighting high potential near miss events as well as the potential consequence of all actual injury related events. This metric shifts the focus from measuring performance by the volume of events to understanding and measuring the maximum potential severity of events and near misses. The weighting of this performance metric for the 2025 STIP did not change from 2024 (15%)

2025 STIP – Company Performance

The Company achieved overall performance at 115% of the performance targets set for the 2025 STIP. The 2025 STIP targets and actual achievement are set forth in the table below.

Component	Performance Metric	Weighting of Component	2025 Target	Actual 2025 Results	Factor	Component Payout (Weighting x Factor)
Financial Measure	Normalized Cash Generation[1]	70%	$280-466 mm	$403 mm	1.32	0.93
Customer Satisfaction	Customer QPR	15%	6.3	6.475	1.44	0.22
Safety Performance	Consequence Severity Index	15%	1,183	928	1.86	0 [2]
					Award Factor	1.15

[1] Normalized Cash Generation is defined as adjusted EBITDA minus capital expenditures, net interest expense, cash taxes, and cost to achieve synergies, adjusted for any non-recurring items.

[2] The Compensation Committee reduced the payout for achievement in Safety Performance to zero for the 2025 STIP due to a significant recordable safety incident in the first quarter of the year.

For all 2025 STIP participants, including our NEOs, the Company performance factor was multiplied by the applicable individual target award and any individual performance adjustment to calculate the final performance bonus payment amount. Individual bonuses may be adjusted upward or downward to reflect merit, individual and team performance and/or additional selected criteria, subject to the approval of the Compensation Committee. No individual performance or other adjustments were made to the NEO's 2025 STIP awards.

STIP – 2025 Actual Payout

Name	Base Salary [1]	STIP Target	Award Factor	2025 STIP Payout
Robert W. Eifler	$ 1,000,000	130%	1.15	$ 1,488,651
Richard B. Barker	$ 640,000	100%	1.15	$ 732,093
Joey M. Kawaja	$ 525,000	100%	1.15	$ 598,378
Jennie P. Howard	$ 500,000	85%	1.15	$ 482,523
Caroline M. Alting	$ 450,000	85%	1.15	$ 435,724

[1] Represents base salary as of December 31, 2025. STIP Payouts were prorated to reflect salary adjustments described above that were effective on February 1, 2025.

Long-Term Incentives

We believe it is important to reward executive officers and key employees who demonstrate superior performance in their current position, as well as the likelihood of high-level performance in the future, with long-term incentive compensation. Such long-term incentive compensation is consistent with our overall compensation philosophy to align executives' and employees' interests with the interests of our shareholders. We also believe that our executive officers should have an ongoing stake in the success of the Company through long-term stock ownership and compensation opportunities that vest over multiple years. Unvested long term incentive awards accrue dividend equivalent rights which, for 2025, will be paid in cash upon vesting.

The target value of long-term incentive compensation awards is determined annually considering our objectives for this component of total compensation and to be competitive with the Benchmark Peer Group. In line with our compensation philosophy, our Compensation Committee has determined that it is in the best interests of the Company and its shareholders to position long-term incentive compensation toward the higher end of the middle range of the competitive peer group data to serve our goals of retaining and incentivizing our executive officers, given that targeted cash compensation falls, on average, at the lower end of the range. Actual awards year to year may vary based on the

Compensation Committee's assessment of our growth and performance over time and general sector performance. Our CEO recommends for consideration and approval by the Compensation Committee the total value of awards for all of our NEOs, other than his own. The Compensation Committee determines the total award value for our CEO and, after considering the CEO's recommendations, for the other NEOs.

The target 2025 LTIP award values for our NEOs are shown in the table below:

Executive	Target PVRSU Value[1]	TVRSU Value[1]	Total Target LTIP Value[1]
Robert W. Eifler	$5,950,000	$2,550,000	$8,500,000
Richard B. Barker	$1,755,000	$945,000	$2,700,000
Joey M. Kawaja	$1,110,000	$740,000	$1,850,000
Jennie P. Howard	$960,000	$640,000	$1,600,000
Caroline M. Alting	$960,000	$640,000	$1,600,000

[1] For 2025 grants, the number of units underlying each component of the LTIP award was determined using a 7-trading-day trailing volume-weighted average stock price of the Company's common stock on the NYSE ("VWAP") prior to the grant date, February 3, 2025 of $32.6628.

2025 Time-Vested Restricted Stock Units (TVRSU)

Our CEO received 30% of his target 2025 LTIP award value in the form of TVRSUs. Our CFO received 35% of his target 2025 LTIP award value in the form of TVRSUs and our other NEOs each received 40% of their target 2025 LTIP award value in the form of TVRSUs. The TVRSUs vest ratably over a three-year period commencing on the first anniversary of the grant date.

While TVRSUs are not earned based on performance criteria, the Compensation Committee believes that, because the ultimate value of the awards is linked directly to the performance of our stock over time, TVRSUs support management performance and align the interests of management with the interests of our shareholders.

2025 Performance-Vested Restricted Stock Units (PVRSUs)

Our CEO received 70% of his target 2025 LTIP award value in the form of PVRSUs. Our CFO received 65% of his target 2025 LTIP award value in the form of PVRSUs and our other NEOs each received 60% of their target 2025 award value in the form of PVRSUs. The PVRSUs granted will vest with a payout level ranging from 0% to 200% of the target number of PVRSUs awarded based on the achievement of specified performance goals outlined below over a three-year performance period. With respect to each performance goal, the Company must exceed a threshold performance level in order for any of the PVRSUs allocated to that goal to vest. Any PVRSUs that do not vest are forfeited.

2025 PVRSU Performance Payout Scale

The performance payout scale in the table below is applicable to grants made in 2025 for the 2025-2027 performance cycle.

Metric	50% Threshold	100% Target	200% Maximum	Weighting
Total Shareholder Return (TSR)[1]	See footnote[1]	See footnote[1]	See footnote[1]	50.0%
Return on Invested Capital (ROIC) [2]	7.0%	10.0%	13.0%	40.0%
ESG - Reduction of CO_2 Emissions[3]	(-11%)	(-12%)	(-13%)	5.0%
ESG - Achievement of Sustainability Objectives[3]	Qualitative Determination by Compensation Committee			5.0%

[1] Absolute TSR ("ATSR") and relative TSR ("RTSR") over the three-year performance period will be assessed under the matrix shown below. For RTSR, performance will be assessed against the TSR Peer Group. For purposes of the TSR calculations, the starting price is the volume weighted average share price for the 7-trading days prior to January 1, 2025 ($29.68) and the ending price will be calculated using the volume weighted average price over the 7-trading days preceding the last day of the performance period.

Annualized ATSR	RTSR Ranking				
	5th	4th	3rd	2nd	1st
15%	100%	125%	150%	175%	200%
10%	75%	87.5%	100%	125%	150%
5%	50%	62.5%	75%	87.5%	100%
≤ 0%	0%	25%	50%	62.5%	75%

[2] ROIC is defined as earnings before interest and taxes minus cash taxes divided by the sum of average shareholder equity at the beginning and the end of the performance period and average net debt measured at the beginning and end of the performance period.

[3] ESG Performance consists of two metrics, continued reduction of CO_2 emissions compared to our 2021 baseline emissions and achievement of the 14 sustainability initiatives as published in our Sustainability Report. Performance with respect to achievement of both metrics will be determined at the end of the performance period by the Compensation Committee.

2023 PVRSU Payouts

The 2023 PVRSUs that were granted on February 3, 2023 vested on December 31, 2025 and settled in February 2026.

The 2023 PVRSUs were earned based on TSR achievement, realization of merger integration synergies as a result of the Business Combination, achievement of Free Cash Flow and rig utilization targets as well as ESG performance.

The 2023 PVRSUs vested at 121% of target and were settled on February 12, 2026, based on the following performance achievement:

Performance Metric	Target	Actual Performance	Weight	Factor	Multiple
Total Shareholder Return [1]	See footnote (1)	RTSR - 28.6th percentile ATSR - 0%	33.33%	0.50	0.17
Merger Integration - Synergy Realization[2]	$125M	$173M	33.34%	1.78	0.59
Free Cash Flow[3]	See footnote (3)	$6.05/share	16.67%	1.01	0.17
Total Utilization[4]	See footnote (4)	>75%	8.33%	1.50	0.12
ESG[5]	Committee Discretion	1.9	8.33%	1.90	0.16
				Total	1.21

[1] ATSR and RTSR over the three-year performance period were assessed under the matrix shown below. RTSR performance was assessed against the 2023 TSR Peer Group. For purposes of the TSR calculations, the starting price was the 20-day average stock price prior to the beginning of the performance period ($36.10) and the ending price was the average stock price for the last 20 trading-days at the end of the performance period ($29.79).

Annualized ATSR	RTSR Percentile		
	≤ 25th	25th < > 75th	≥75th
15%	100%	150%	200%
10%	75%	100%	150%
5%	50%	75%	100%
≤ 0%	0%	50%	75%

[2] Merger Integration Synergy Realization achievement was assessed based on synergies realized in connection with the Business Combination measured as of December 31, 2024. An additional multiplier of 1.25x applied to the performance achievement factor as a result of the Company achieving synergies of at least $125MM prior to June 30, 2024.

[3] Free Cash Flow achievement was assessed under the matrix shown below. Achievement was measured based on cumulative free cash flow per share of the Company over the 3-year performance period. The final Free Cash Flow performance score was calculated using the following balances as reported in our annual 10-K filing; Net cash provided by (used in) operating activities, less Capital expenditures, plus Proceeds from insurance claims, plus Proceeds from disposal of assets, net.

	Threshold	Target	Maximum
Free Cash Flow	$3/share	$6/share	$9/share

(4) Total Utilization during the three year-performance period was assessed as outlined below. Total Utilization was measured based on a calculation of the product of actual operating days of the Company's fleet, including cold stacked rigs, and total days available during the performance period, compared to fleet utilization of our peer companies during the performance period. Peer companies for measuring Total Utilization included Transocean Ltd, Seadrill Limited and Valaris Limited.

<25th	25th - 50th	>50th - 75th	>75th
—%	50%	100%	150%

(5) The Compensation Committee considered achievements in establishing a sustainable ESG framework, including the establishment of Company ESG metrics and targets for long-term improvement, the development of a framework for accurate emissions data and related cost tracking, and setting objective goals for emissions, loss of containment and other environmental metrics to drive improvements. The Company established a greenhouse gas emissions reduction target of 20% by 2030 and adopted policies and initiatives that reinforce our commitment to sustainability and responsible asset lifecycle management. Based on these achievements during the performance period, the Compensation Committee approved a payout factor for ESG performance of 1.9 out of 2.0 for the 2023 PVRSUs.

The following chart details the number of 2023 PVRSUs that vested for each of our NEOs:

Executive	Number of 2023 PVRSUs Vested
Robert W. Eifler	113,663
Richard B. Barker	36,083
Joey M. Kawaja	19,846
Jennie P. Howard	13,531
Caroline M. Alting	19,846

Retirement Benefits

We sponsor the Noble Services Company LLC 401(k) Plan, a qualified defined contribution plan, that allows eligible employees, including the NEOs, to save for retirement through a tax-advantaged combination of employee and Company contributions. The Company matches 100% of the first 6% of eligible earnings that the participant defers, subject to statutory annual limits. Although it may elect to do so, the Company did not make an annual discretionary profit sharing contribution for 2025.

Other Benefits and Perquisites

The Company provides healthcare, life and disability insurance and other employee benefit programs to its employees, including the NEOs, which the Company believes assist in maintaining a competitive position in terms of attracting and retaining officers and other employees. These employee benefit plans are provided on a non-discriminatory basis to all employees.

The Company provides minimal perquisites and other personal benefits to the NEOs. The Company and the Compensation Committee believe these are reasonable and consistent with its overall compensation program. Attributed costs of perquisites for the NEOs for the year ended December 31, 2025, are included in the All Other Compensation column of the Summary Compensation Table.

Share Ownership Policy and Holding Requirements

We maintain a share ownership policy for our directors and officers, including our NEOs. The policy requires covered persons to hold shares, TVRSUs, or a combination thereof with an aggregate value in excess of specified multiples of their annual base salary or annual cash retainer as set forth below. Shares that a covered person has the right to acquire through the exercise of options (whether or not vested) and shares underlying any unvested or unearned PVRSU are excluded when calculating share ownership. Unless a covered person is making reasonable progress to satisfy the policy requirements, they may not sell or dispose of shares for cash. The Compensation Committee retains the ability to make amendments to or grant waivers of the share ownership policy and newly appointed officers and directors have five years from appointment to satisfy their holding requirements. All officers and directors are currently in compliance with our share ownership policy.

Position	Minimum Ownership Thresholds
Chief Executive Officer or President	6.0 Times Base Salary
Executive Vice Presidents and Senior Vice Presidents	3.0 Times Base Salary
Other Executive Officers	1.0 Times Base Salary
Non-Executive Directors	5.0 Times Annual Cash Retainer

Hedging and Pledging; Securities Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other transactions in our securities by the Company's directors, officers, and employees, and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. Our stock trading policy prohibits the purchase by our directors, executive officers, employees and agents of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of equity securities of the Company held, directly or indirectly, by any director or executive officer. Our stock trading policy prohibits pledging of any Company stock as security by our directors, executive officers, employees or agents and the establishment or use of a margin account with a broker-dealer for the purpose of buying or selling securities of the Company.

The Company's policy on trading in Company shares also prohibits directors, officers, employees and agents from purchasing, selling or gifting Company securities while in possession of any material information about the Company or its operations that has not been publicly disclosed. As such, and in addition to our pre-clearance procedures, directors, officers and certain designated employees and consultants are prohibited from buying, selling or gifting Company securities during our quarterly blackout periods (which prohibit trading or gifting in our shares during the period around the end of our quarterly reporting periods until we have announced our results and the market has had an appropriate amount of time to incorporate the performance information in our stock price) and during certain situation-specific blackout periods in which developments known to the Company have not yet been disclosed to the public. However, the Company does permit directors, officers or employees to enter into Rule 10b5-1 sales or purchase plans in accordance with SEC regulations and our pre-clearance procedures if they so desire.

The Company stock trading policy is filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024 and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2025.

Equity Grant Practices

The Company's practice has been to award restricted stock units to new executives contemporaneously with their hire date and annually to current executives following the first quarter regularly-scheduled meeting of the Compensation Committee. These practices may change in the future. In 2025, we did not grant TVRSUs or PVRSUs in coordination with the release of material non-public information, and did not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Clawback Provisions

The Company maintains a clawback policy which covers all current and former executive officers. Pursuant to the policy, the Company will recoup any excess incentive compensation received (whether in cash or equity) by any covered executive officer during the applicable recovery period (generally the prior three fiscal years) preceding any required restatement of the Company's reported financial results due to material noncompliance with any financial reporting requirement under the federal securities laws. The Company's clawback policy is intended to comply with, and will be administered and interpreted consistent with, listing standards adopted by NYSE implementing the SEC's Exchange Act Rule 10D-1, and is filed as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2025. This clawback policy is in addition to any other recovery rights provided under applicable law.

Severance Plans

Executive Severance Plans

The Company maintains an Executive Change in Control Severance Plan and an Executive Severance Plan (together the "Severance Plans"). Any severance benefits to be received by our NEOs will be determined in accordance with the Severance Plans.

The Executive Severance Plan provides that, subject to the terms and conditions of the plan, and contingent upon the execution of a separation agreement and release of claims, if an executive experiences a "qualifying termination" (as defined under the Executive Severance Plan), the executive is entitled to receive the following:

- a lump sum cash payment, payable within 30 days following the date on which the separation agreement becomes effective and irrevocable, in an amount equal to the product of (1) the sum of the executive's base salary and target annual bonus; and (2) a multiple of 2.0 for the CEO and 1.0 for all our other NEOs;

- a pro-rata annual cash bonus for the year in which the termination occurs, payable in lump sum on or about the date such bonuses are paid to other employees of the Company;

- subject to the executive's eligibility for and timely election of continued coverage under COBRA, continued medical, dental and vision benefit coverage for the executive and his or her covered dependents for up to 12 months;

- outplacement services valued at up to $50,000;

- full vesting of all outstanding time-vested equity awards; and

- continued eligibility to vest in the participant's outstanding equity awards that are subject to performance-based vesting conditions, determined based on (i) actual performance, with respect to any completed performance periods or achieved performance measures, and (ii) with respect to any incomplete performance periods, actual performance of the Company over the full performance period and pro-rated.

If an executive experiences a "qualifying termination" within the 24-month period following a "change in control" (as such terms are defined under the Executive Change in Control Severance Plan), subject to the terms and conditions of the Executive Change in Control Severance Plan, and contingent upon the execution of a separation agreement and release of claims, the terminated executive is entitled to receive the following:

- a lump sum cash payment, payable within 30 days following the date on which the separation agreement becomes effective and irrevocable, in an amount equal to the product of (1) the sum of the executive's base salary and target annual bonus; and (2) a multiple of 3.0 for the CEO and 2.0 for all our other NEOs;

- a pro-rata annual cash bonus for the year in which the termination occurs, payable in lump sum on or about the date such bonuses are paid to other employees of the Company;

- subject to the executive's eligibility for and timely election of continued coverage under COBRA, continued medical, dental and vision benefit coverage for the executive and his or her covered dependents for up to 18 months;

- outplacement services valued at up to $50,000;

- full vesting of all outstanding time-vested equity awards; and

- full vesting of all outstanding performance-based equity awards based on (i) actual performance, with respect to any completed performance periods or achieved performance measures, and (ii) target-level performance with respect to any incomplete performance periods.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A.

COMPENSATION COMMITTEE

Alan J. Hirshberg, Chair

Patrice Douglas

Charles M. Sledge

March 16, 2026

Summary Compensation Table

The following table sets forth the compensation of our NEOs for each of the years shown pursuant to the applicable rules of the SEC. Ms. Howard was not a NEO for any years prior to 2024.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Robert W. Eifler President & Chief Executive Officer	2025	$ 995,833	$ 8,750,626	$1,488,651	—	$ 650,345	$11,885,455
	2024	941,667	7,997,410	1,346,150	—	1,751,277	12,036,504
	2023	883,333	6,725,180	1,653,750	—	385,120	9,647,383
Richard B. Barker Executive Vice President & Chief Financial Officer	2025	636,667	2,766,862	732,093	—	221,346	4,356,968
	2024	589,167	2,753,774	588,600	—	307,874	4,239,415
	2023	525,000	2,134,940	707,805	—	40,983	3,408,728
Joey M. Kawaja Senior Vice President, Operations	2025	520,417	1,887,097	598,378	23,389	143,522	3,172,803
	2024	460,833	1,588,717	409,840	—	151,364	2,610,754
	2023	408,333	1,174,238	427,035	24,804	36,758	2,071,168
Jennie P. Howard Senior Vice President, General Counsel & Secretary	2025	493,750	1,632,082	482,523	—	42,035	2,650,390
	2024	416,667	1,270,974	324,275	—	24,696	2,036,612
Caroline M. Alting Senior Vice President, Operational Excellence & Sustainability	2025	445,833	1,632,082	435,724	—	38,782	2,552,421
	2024	397,500	1,270,974	319,200	—	34,866	2,022,540
	2023	379,167	1,397,698	339,570	—	144,824	2,261,259

[1] Annual base salary changes are effective in the first quarter and not at the start of the fiscal year. As a result the salary in this column represented is the actual salary received for the fiscal year.

[2] Represents the grant date fair value of awards granted in each year calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. The value of the 2025 TVRSUs is based on the average of the high and low trading price on the grant date of February 3, 2025 ($31.47). With respect to 2025 PVRSUs, amounts are based on the target achievement level of the ROIC and ESG performance criteria and on the average of the high and low trading price on the grant date ($31.47) and, with respect to the TSR component, a Monte Carlo grant date valuation of $37.63. If the 2025 PVRSUs were earned at maximum performance, the grant date value would be as follows: Mr. Eifler - $11,465,339; Mr. Barker - $3,381,766; Mr. Kawaja - $2,138,890; Ms. Howard - $1,849,870 and Ms. Alting - $1,849,870.

[3] Reflects cash performance bonuses paid early the following year under the STIP for performance in each year indicated.

[4] Reflects the aggregate change in the actuarial present value of Mr. Kawaja's accumulated benefit under the Noble Services Company LLC Salaried Employees' Retirement Plan for the year. For 2024, the actuarial present value of Mr. Kawaja's accumulated benefit declined in value by $17,805. In accordance with SEC rules, the decline in value is not reflected in the table above.

(5) The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) Plan and payments in respect of Dividend Equivalent Rights that were paid in connection with the vesting of TVRSUs and PVRSUs. For 2025, the amounts include the value of an annual executive physical for all of our NEOs other than Mr. Kawaja, For Mr. Eifler, such also includes the value of UK taxes paid on his behalf for time spent in the UK for business purposes ($8,380) as well as a gross up for Medicare taxes ($202). For Messrs. Eifler and Barker, the amount also includes a nominal taxable value of an employee milestone service award. The details of All Other Compensation paid to our NEOs in 2025 is as follows:

	401(k) Contributions ($)	Dividend Equivalent Rights Paid ($)	Executive Physical	Other	Total ($)
Robert W. Eifler	$21,000	$618,609	$2,150	$8,586	$650,345
Richard B. Barker	21,000	198,153	2,150	43	221,346
Joey M. Kawaja	21,000	122,522	—	—	143,522
Jennie P. Howard	21,000	18,885	2,150	—	42,035
Caroline M. Alting	21,000	15,632	2,150	—	38,782

Grants of Plan-Based Awards

The table below includes STIP and LTIP awards made in 2025 to each of the NEOs. For a description of the material terms of the awards reported in the Grants of Plan-Based Awards table, including performance-based conditions and vesting schedules applicable to such awards, see "Compensation Discussion and Analysis — How Compensation Components Are Determined."

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert W. Eifler			647,240	1,294,479	2,588,958	—	—	—	—	—
	PVRSU	2/3/2025	—	—	—	91,082	182,163	364,326	—	6,293,732
	TVRSU	2/3/2025	—	—	—	—	—	—	78,071	2,456,894
Richard B. Barker			240,750	636,603	1,273,206	—	—	—	—	—
	PVRSU	2/3/2025	—	—	—	26,865	53,730	107,460	—	1,856,372
	TVRSU	2/3/2025	—	—	—	—	—	—	28,932	910,490
Joey M. Kawaja			260,165	520,329	1,040,658	—	—	—	—	—
	PVRSU	2/3/2025	—	—	—	16,992	33,983	67,966	—	1,174,113
	TVRSU	2/3/2025	—	—	—	—	—	—	22,656	712,984
Jennie P. Howard			209,793	419,586	839,172	—	—	—	—	—
	PVRSU	2/3/2025	—	—	—	14,696	29,391	58,782	—	1,015,459
	TVRSU	2/3/2025	—	—	—	—	—	—	19,594	616,623
Caroline M. Alting			189,445	378,890	757,780	—	—	—	—	—
	PVRSU	2/3/2025	—	—	—	14,696	29,391	58,782	—	1,015,459
	TVRSU	2/3/2025	—	—	—	—	—	—	19,594	616,623

[1] Represents award opportunities under the STIP. The amount actually paid to the NEOs under the STIP for 2025 is set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Threshold equals 50% of target and maximum equals 200% of target.

[2] Represents the number of PVRSUs granted under the 2022 Noble Corporation Long-Term Incentive Plan ("2022 LTIP"). Threshold equals 50% of target and maximum equals 200% of target.

[3] Represents the number of TVRSUs granted under the 2022 LTIP. TVRSUs vest over three years, with one-third vesting per year beginning on the first anniversary of the grant date.

[4] Represents the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. This differs from the targeted total value of the equity awards approved by the Compensation Committee as our Compensation Committee determined the number of units to award based on the VWAP for the 7-trading days preceding the grant date. The value of TVRSUs is based on the average of the high and low trading price on the grant date ($31.47). With respect to PVRSUs, the value is based on target achievement level of the ROIC and ESG performance criteria and on the average of the high and low trading price on the February 3, 2025 grant date ($31.47) and a Monte Carlo grant date valuation of $37.63.

Outstanding Equity Awards at Fiscal Year-End

The following table outlines all outstanding equity awards held by the NEOs at December 31, 2025. For a description of the key decisions made in relation to equity awards granted in 2025, see "Compensation Discussion and Analysis — Long-Term Incentives."

Name	Grant Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[2]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)[3]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[2][3]
Robert W. Eifler	2/3/2023	20,875 [1]	$589,510	—	—
	1/26/2024	33,960 [1]	$959,030	—	—
	1/26/2024	—	—	237,720	$6,713,213
	2/3/2025	78,071 [1]	$2,204,725	—	—
	2/3/2025	—	—	364,326	$10,288,566
Richard B. Barker	2/3/2023	6,627 [1]	$187,146	—	—
	1/26/2024	15,698 [1]	$443,312	—	—
	1/26/2024	—	—	70,636	$1,994,761
	2/3/2025	28,932 [1]	$817,040	—	—
	2/3/2025	—	—	107,460	$3,034,670
Joey M. Kawaja	2/3/2023	3,645 [1]	$102,935	—	—
	1/26/2024	9,056 [1]	$255,741	—	—
	1/26/2024	—	—	40,752	$1,150,836
	2/3/2025	22,656 [1]	$639,805	—	—
	2/3/2025	—	—	67,966	$1,919,360
Jennie P. Howard	2/3/2023	2,485 [1]	$70,176	—	—
	1/26/2024	7,245 [1]	$204,599	—	—
	1/26/2024	—	—	32,602	$920,680
	2/3/2025	19,594 [1]	$553,335	—	—
	2/3/2025	—	—	58,782	$1,660,004
Caroline M. Alting	2/3/2023	3,645 [1]	$102,935	—	—
	1/26/2024	7,245 [1]	$204,599	—	—
	1/26/2024	—	—	32,602	$920,680
	2/3/2025	19,594 [1]	$553,335	—	—
	2/3/2025	—	—	58,782	$1,660,004

(1) The vesting dates of the TVRSUs that have not vested are as follows:

Grant date	Vest date	Shares subject to the grant				
		Robert W. Eifler	Richard B. Barker	Joey M. Kawaja	Jennie P. Howard	Caroline M. Alting
2/3/2023	2/3/2026	20,875	6,627	3,645	2,485	3,645
1/26/2024	1/26/2026	16,980	7,849	4,528	3,622	3,622
	1/26/2027	16,980	7,849	4,528	3,623	3,623
2/3/2025	2/3/2026	26,023	9,644	7,552	6,531	6,531
	2/3/2027	26,024	9,644	7,552	6,531	6,531
	2/3/2028	26,024	9,644	7,552	6,532	6,532

(2) The market value of TVRSUs and PVRSUs is calculated based on the closing price of our common stock on December 31, 2025, the last trading day of the year, which was $28.24 per share.

(3) The number of PVRSUs reported in this column and the payout value calculated in the column to the right are based on the achievement of maximum performance levels. The PVRSUs will vest following completion of the three-year performance period, subject to the achievement of the applicable performance metrics.

Stock Vested

The following table sets forth information about the vesting of restricted stock during the year ended December 31, 2025 for each of the NEOs on an aggregated basis.

Name	Stock awards	
	Shares Vesting (#)	Value Realized on Vesting ($)[1]
Robert W. Eifler	252,197	$8,142,787
Richard B. Barker	81,458	2,632,937
Joey M. Kawaja	50,276	1,625,040
Jennie P. Howard	8,158	248,911
Caroline M. Alting	12,716	376,993

(1) Value is calculated based on the average of the high and low price of our common stock on the applicable vesting date.

Pension Benefits

The following table sets forth certain information about retirement payments and benefits under Noble's defined benefit plans for Mr. Kawaja, who is the only NEO that participates in the Noble Services Company LLC Salaried Employees' Retirement Plan, which was frozen to new participants in 2004.

Name	Plan name	Number of years credited service (#)[1]	Present value of accumulated benefit ($)[1] [2]	Payments during last fiscal year ($)
Joey M. Kawaja	Salaried Employees Retirement Plan	18.5	$257,420	—

[1] Computed as of December 31, 2025, which is the same pension plan measurement date used for financial statement reporting purposes for our audited consolidated financial statements. Mr. Kawaja's years of credited service under the pension plan were frozen in 2016, when the plan was frozen to future accruals.

[2] For purposes of calculating the amounts in this column, retirement age was assumed to be the normal retirement age of 65, as defined in the Noble Services Company LLC Salaried Employees' Retirement Plan. A description of the valuation method and all material assumptions applied in quantifying the present value of accumulated benefit is set forth in Note 11 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

Noble Services Company LLC Salaried Employees' Retirement Plan

Under the Noble Services Company LLC Employees' Retirement Plan, the normal retirement date is the date that a participant attains the age of 65. The plan covers salaried employees, but excludes employees hired after July 31, 2004. As a result, Mr. Kawaja is the only NEO with a benefit under this plan. The normal retirement pension accrued under the plan is in the form of an annuity that provides for a payment of a level monthly retirement income to the participant for life with certain survivor benefits as defined in the plan.

The benefit under the plan is equal to one percent of the participant's average monthly compensation multiplied times the number of years of benefit service (maximum 30 years), plus six-tenths of one percent of the participant's average monthly compensation in excess of one-twelfth of his or her average amount of earnings which may be considered wages under section 3121(a) of the Code, in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which a participant attains (or will attain) social security retirement age (or, if earlier, December 31, 2016), multiplied by the number of years of benefit service (maximum 30 years, but frozen as of December 31, 2016).

The average monthly compensation is defined in the plan generally to mean the participant's average monthly rate of compensation from the Company for the 60 consecutive calendar months that give the highest average monthly rate of compensation for the participant. In the plan, compensation is defined (with certain exceptions) to mean the total taxable income of a participant during a given calendar month, including basic compensation, bonuses, commissions and overtime pay, but excluding extraordinary payments and special payments (such as moving expenses, benefits provided under any employee benefit program and stock options and SARs).

Early retirement can be elected at the time after which the participant has attained the age of 55 and has completed at least five years of service (or for a participant hired on or before January 1, 1986, when he or she has completed 20 years of covered employment). The formula used to determine an early retirement benefit reduces the accrued monthly retirement income by multiplying the amount of the accrued monthly retirement income by a percentage applicable to the participant's age as of the date such income commences payment.

Employees accrue no future benefits under the plan after December 31, 2016.

Potential Payments on Termination or Change of Control

All of our NEOs are participants in our Executive Change in Control Severance Plan and Executive Severance Plan described in the Compensation Discussion and Analysis in "Employment Agreements and Severance Plans" section above.

The table below sets forth the potential payments to our named executive officers if their employment with the Company had terminated or a change in control had occurred, in each case, as of December 31, 2025.

NEO	Death	Disability	Termination without "Cause" [1]	Resignation for "Good Reason"[2]	Termination without "Cause" or for "Good Reason" following a "Change in Control"[3]
Robert W. Eifler					
Severance payment[4]	—	—	$ 4,600,000	$4,600,000	$6,900,000
Pro rata bonus[5]	$1,488,651	$1,488,651	1,488,651	1,488,651	1,488,651
Welfare benefits[6]	1,200,000	—	23,856	23,856	35,784
Outplacement services[7]	—	—	50,000	50,000	50,000
Accelerated vesting of equity awards[8]	5,613,968	5,613,968	5,613,968	5,613,968	10,049,430
Richard B. Barker					
Severance payment[4]	—	—	1,280,000	1,280,000	2,560,000
Pro rata bonus[5]	$732,093	$732,093	732,093	732,093	732,093
Welfare benefits[6]	1,200,000	—	22,350	22,350	33,525
Outplacement services[7]	—	—	50,000	50,000	50,000
Accelerated vesting of equity awards[8]	2,651,645	2,651,645	2,651,645	2,651,645	3,962,213
Joey M. Kawaja					
Severance payment[4]	—	—	1,050,000	1,050,000	2,100,000
Pro rata bonus[5]	$598,378	$598,378	598,378	598,378	598,378
Welfare benefits[6]	2,000,000	—	22,350	22,350	33,525
Outplacement services[7]	—	—	50,000	50,000	50,000
Accelerated vesting of equity awards[8]	1,722,087	1,722,087	1,722,087	1,722,087	2,533,580
Jennie P. Howard					
Severance payment[4]	—	—	925,000	925,000	1,850,000
Pro rata bonus[5]	$482,523	$482,523	482,523	482,523	482,523
Welfare benefits[6]	1,080,000	—	23,856	23,856	35,784
Outplacement services[7]	—	—	50,000	50,000	50,000
Accelerated vesting of equity awards[8]	1,428,344	1,428,344	1,428,344	1,428,344	2,118,452
Caroline M. Alting					
Severance payment[4]	—	—	832,500	832,500	1,665,000
Pro rata bonus[5]	$435,724	$435,724	435,724	435,724	435,724
Welfare benefits[6]	940,000	—	22,350	22,350	33,525
Outplacement services[7]	—	—	50,000	50,000	50,000
Accelerated vesting of equity awards[8]	1,461,102	1,461,102	1,461,102	1,461,102	2,151,210

[1] "Cause" is generally defined (subject to certain cure periods and rights) as:

- the willful and continued failure of the executive to perform substantially the executive's duties his or her employment agreement;

- the willful refusal to comply with the lawful instructions of the board of directors or an officer to whom he or she reports that are consistent with the executive's position;

- the engagement in illegal conduct or gross misconduct that is materially and demonstrably detrimental to the Company;

- a material breach of the employment agreement, any material policy of the Company applicable to the executive, or any other agreement with the Company; or

- the executive is indicted on charges of, is convicted of, or enters a plea of guilty or nolo contendere to (A) a felony; or (B) a crime involving fraud, material dishonesty involving the Company or its assets, or moral turpitude.

[2] "Good Reason" is generally defined (subject to certain cure periods and rights) as:

- a material diminution in the Executive's position (including titles and reporting requirements), duties, functions, responsibilities or authority;

- a reduction in salary or bonus (other than as part of an "across the board" pay cut for all senior executives);

- the Company requiring the executive to be based at any office or location other than at the location where the executive has been regularly employed prior to the requested relocation or any other office which is the headquarters of the Company that is less than 50 miles from the initial location; or

- any other action or inaction that constitutes a material breach by the Company of the provisions of any other material compensation agreement between the Company and the executive.

[3] "Change of control" is generally defined, under the Executive Change in Control Severance Plan, as:

- the acquisition of more than 50 percent of either of the Company's outstanding securities or combined voting power of outstanding voting securities;

- individuals who constituted the incumbent board of directors of the Company ceased for any reason to constitute a majority of the board;

- consummation of a reorganization, merger, amalgamation or consolidation of the Company, unless following such a transaction, (i) 50 percent of the then outstanding shares and the combined voting power were then owned by our pre-transaction shareholders in substantially the same proportion as their ownership immediately prior to such transaction, (ii) no person or entity (excluding the company resulting from the transaction, and any person or entity owning such amounts as of immediately prior to the transaction) owns 25% or more of, respectively, the then outstanding shares or the combined voting power, and (iii) a majority of the members of the board of directors of the company resulting from the transaction were members of the incumbent board at the time of the execution of the initial agreement providing for the transaction;

- approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; or

- consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than to a company for which following such a transaction, 50 percent of the then outstanding shares and the combined voting power were then owned by our pre-transaction shareholders in substantially the same proportion as their ownership immediately prior to such transaction, (ii) no person or entity (excluding the company resulting from the transaction, and any person or entity owning such amounts as of immediately prior to the transaction) owns 25% or more of, respectively, the then outstanding shares or the combined voting power, and (iii) a majority of the members of the board of directors of the company resulting from the transaction were members of the incumbent board at the time of the execution of the initial agreement providing for the transaction.

[4] In the event of termination of employment by the Company without "Cause" or by the NEO for "Good Reason" (not in connection with a "Change of Control"), the severance amount payable is equal to the sum of the NEOs base salary and target annual bonus times a multiple of 2.0 for the CEO and 1.0 for all our other NEOs. In the event of termination of employment in connection with a "Change of Control", the severance amount payable is equal to the sum of the NEOs base salary and target annual bonus times a multiple of 3.0 for the CEO and 2.0 for all our other NEOs.

[5] If the employment for any of our NEOs terminates as a result of their death, disability, the Company terminates their employment without "cause" (whether or not in connection with a "change of control") or the NEO resigns without "good reason", they are entitled to receive their actual annual bonus, or, in the event of death, their target annual bonus, for the year of termination, prorated based on the number of days employed during the calendar year. As this table contemplates a December 31, 2025 termination date, we have assumed that in such event each NEO will receive the actual certified full 2025 STIP payment.

[6] In the event of termination of employment by the Company without "Cause" or by the NEO for "Good Reason" (not in connection with a "Change of Control"), all of our NEOs are entitled to receive 12 months of COBRA continuation coverage at no cost under our group health plan in effect at the time of their termination of employment, In the event of termination of employment in connection with a "Change of Control", all of our NEOs are entitled to receive 18 months of COBRA continuation coverage at no cost under our group health plan in effect at the time of their termination of employment. For termination of employment as a result of death, the benefit includes the value of basic and supplemental group term life insurance payable to the NEO's named beneficiary.

[7] Our NEOs are entitled to receive reimbursement for outplacement services for a period of up to eighteen months following termination, with a maximum value of $50,000 in the event termination of employment for any of the listed reasons.

[8] Represents the value of TVRSUs and PVRSUs that would vest upon each applicable termination scenario based on our closing stock price on December 31, 2025 ($28.24). These number of shares that would vest are detailed in the narrative and table immediately below in the "Accelerated Vesting of Long Term Incentive Plan Awards" section.

Accelerated Vesting of Long Term Incentive Plan Awards

We granted each of our NEOs TVRSUs and PVRSUs that continue to be subject to vesting restrictions as of December 31, 2025. Such vesting is subject to acceleration under the terms of the grant agreements for each award. The table below sets forth the number of TVRSUs and PVRSUs that would have vested on December 31, 2025, based on the various termination scenarios described above.

NEO	Death	Disability	Termination without "Cause" or "Qualifying Termination"	Resignation for "Good Reason"	Termination without "Cause" or for "Good Reason" following a "Change in Control"
Robert W. Eifler					
TVRSUs[1]	54,835	54,835	54,835	54,835	54,835
PVRSUs[2]	143,960	143,960	143,960	143,960	301,023
Richard B. Barker					
TVRSUs[1]	51,257	51,257	51,257	51,257	51,257
PVRSUs[2]	42,640	42,640	42,640	42,640	89,048
Joey M. Kawaja					
TVRSUs[1]	35,357	35,357	35,357	35,357	35,357
PVRSUs[2]	25,623	25,623	25,623	25,623	54,359
Jennie P. Howard					
TVRSUs[1]	29,324	29,324	29,324	29,324	29,324
PVRSUs[2]	21,255	21,255	21,255	21,255	45,692
Caroline M. Alting					
TVRSUs[1]	30,484	30,484	30,484	30,484	30,484
PVRSUs[2]	21,255	21,255	21,255	21,255	45,692

[1] The TVRSU award agreements provide that, upon the termination of any of the NEOs' employment due to death, disability, retirement, by the company without "cause" or by the NEO for "good reason," or in connection with a change in control, all outstanding TVRSUs will vest. None of our NEOs are retirement eligible.

[2] The PVRSU award agreements provide that, upon the termination of any of the NEO's employment due to disability, death or retirement, the PVRSUs will vest based on (1) actual performance for those PVRSUs where an interim performance period has occurred or for which actual performance has been determined to have been achieved or (2) target performance for those PVRSUs that have not reached an interim performance period or for which actual performance cannot be determined, with such amount in clause (2) prorated. Upon a termination of employment by the company without "cause" or for "good reason," PVRSUs will vest based on actual performance for any PVRSUs where an interim performance period has occurred or for which actual performance can be determined, prorated based on the number of calendar months they were employed during the performance period over 35 months. If such termination is without "cause" or for "good reason" within a 24-month period following a change in control, PVRSUs will vest based upon (a) actual performance for those PVRSUs where an interim performance period has occurred and for which actual performance can be determined or (b) where an interim performance period has not occurred and for which actual performance cannot be determined, at target. All PVRSUs are shown vesting at target level for purposes of this disclosure.

CEO Pay Ratio

For 2025, the CEO to median employee pay ratio was 71:1. We calculated the CEO pay ratio in accordance with Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K.

To identify the median employee for the Company, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates used were as follows:

- We determined that, as of December 31, 2025, our employee population consisted of 4,498 individuals globally, excluding our CEO. Our median employee was identified based on annualized total cash compensation of our worldwide employee population, without any exclusions. Total cash compensation was annualized for full time and part-time employees but was not annualized for temporary employees in accordance with SEC rules.

- Annualized total cash compensation includes base salary, target cash bonus opportunities, including but not limited to target STIP, and all cash premium opportunities awarded to employees based on work location.

- We did not make any cost-of-living adjustments in identifying the median employee.

- Using this methodology, we calculated the median employee's total annual compensation in the same manner as we calculate the total compensation of our NEOs for purposes of the Summary Compensation Table and added the cost of certain broad-based non-discriminatory benefits not reported in the Summary Compensation Table. The CEO pay ratio was then determined by dividing the total compensation for the CEO as reported in the Summary Compensation Table, plus the cost of the same non-discriminatory benefits not reported in the Summary Compensation Table included for the median employee, by the total compensation for the median employee, resulting in a CEO pay ratio of 71:1.

Equity Compensation Plan Information

The following table sets forth as of December 31, 2025, information regarding securities authorized for issuance under our equity compensation plan.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
2022 Long Term Incentive Plan			
Equity compensation plans approved by security holders	1,756,072[1]	—	5,418,186[2]
Equity compensation plans not approved by security holders	—	—	—
Total	1,756,072[1]		

[1] Includes 1,098,578 TVRSUs and 657,494 PVRSUs (assuming target achievement of applicable performance metrics) granted under the 2022 LTIP. No options or warrants have been granted to date to any NEOs or employees under the 2022 LTIP. The securities in column (a) excludes the PVRSUs granted in 2023 that vested on December 31, 2025.

[2] Represents shares remaining available for issuance under the 2022 LTIP.

Pay versus Performance

As discussed in the CD&A above, our Compensation Committee has implemented an executive compensation program designed to link a substantial portion of our NEOs' realized compensation to the achievement of Noble's financial, operational and strategic objectives, and to align our executive pay with changes in the value of our shareholders' investments. As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following table sets forth additional compensation information for our NEOs for fiscal years 2025, 2024, 2023, 2022, and 2021.

2025 Pay versus Performance Table

Year	Summary Compensation Table Total for CEO[1]($)	Compensation Actually Paid to CEO ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs[3]($)	Average Compensation Actually Paid to Non-CEO NEOs[4]($)	Value of Initial Fixed $100 Investment Based On:		Net Income ($M)	Company Selected Measure: Normalized Cash Generation [7]($M)
					Total Shareholder Return[5]($)	Peer Group Total Shareholder Return [6]($)		
2025	11,885,455	9,102,582	3,183,146	2,627,364	130.72	109.24	217	403
2024	12,036,504	4,090,517	2,752,954	1,251,463	135.06	108.16	448	232
2023	9,647,383	34,874,444	2,361,871	6,063,404	197.37	125.00	482	164
2022	7,436,048	33,884,450	2,041,762	7,066,846	152.36	124.90	169	13
2021	25,270,516	38,099,613	5,033,297	7,386,178	100.24	78.5	352	(127)

[1] The dollar amounts reported in this column are the amounts reported for our CEO for each of the corresponding years in the "Total" column of our Summary Compensation Table.

[2] The dollar amounts reported in this column represent the amount of "compensation actually paid" to our CEO, as calculated in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by the CEO. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table, adjusted as shown below for 2025. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

[3] The dollar amounts reported in this column represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Eifler) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs for each applicable year are as follows:

- 2025: Richard B. Barker, Joey M. Kawaja, Jennie P. Howard and Caroline M. Alting
- 2024: Richard B. Barker, Joey M. Kawaja, Blake A. Denton and Jennie P. Howard
- 2023: Richard B. Barker, Joey M. Kawaja, Blake A. Denton and Caroline M. Alting
- 2022: Richard B. Barker, William E. Turcotte, Joey M. Kawaja and Blake A. Denton
- 2021: Richard B. Barker, William E. Turcotte, Joey M. Kawaja and Blake A. Denton

[4] The dollar amounts reported in this column represent the amount of "compensation actually paid" to our NEOs, as calculated in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by the NEOs. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table, adjusted as shown below for 2025. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to CEO

	2025
Total Compensation for CEO as reported in SCT for the year	$11,885,455
Deduct pension values reported in SCT for the covered year	—
Deduct grant date fair value of equity awards reported in SCT for the year	(8,750,626)
Add pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the year	—
Add fair values as of the end of the year of all equity awards granted during the year that are outstanding and unvested as of the end of the year	7,839,241
Add fair value as of the vesting date of any awards granted in the year that vested during the year	—
Add dividends paid on unvested shares/share units and stock options	—
Add the change in fair value (whether positive or negative) as of the end of the year of any equity awards granted in any prior year that are outstanding and unvested as of the year	(2,060,825)
Add the change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the year	189,337
Subtract the fair value of any equity awards granted in a prior year that were forfeited in the year determined as of the end of the prior year	—
Compensation Actually Paid	**$ 9,102,582**

Average Compensation Actually Paid to Other NEOs

	2025
Total Compensation for Other NEOs as reported in SCT for the year	$ 3,183,146
Deduct average pension values reported in SCT for the year	(5,847)
Deduct average grant date fair value of equity awards reported in SCT for the year	(1,979,531)
Add average pension value attributable to current year's service and any change in pension value attributable to plan amendments made in the year	—
Add average fair values as of the end of the year of all equity awards granted during the year that are outstanding and unvested as of the end of the year	1,787,690
Add average fair value as of the vesting date of any awards granted in the year that vested during the year	—
Add average dividends paid on unvested shares/share units and stock options	—
Add the average change in fair value (whether positive or negative) as of the end of the year of any equity awards granted in any prior year that are outstanding and unvested as of the end of the year	(387,049)
Add the average change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the year	28,956
Subtract the average fair value of any equity awards granted in a prior year that were forfeited in the year determined as of the end of the prior year	—
Average Compensation Actually Paid to Other NEOs	**$ 2,627,364**

(5)   TSR is determined by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and June 9, 2021, the date of our relisting on the NYSE following our emergence from bankruptcy by (b) the Company's share price on June 9, 2021.

(6)   The peer group used for this purpose is the OSX index.

(7)   Normalized Cash Generation is defined as adjusted EBITDA minus capital expenditures, net interest expense, cash taxes, cost to achieve synergies, adjusted for any non-recurring items. We replaced the Adjusted Free Cash Flow metric in our STIP with Normalized Cash Generation, beginning in 2025. As such, we have changed our company selected measure to Normalized Cash Generation, as it was the most important performance measure used to link compensation actually paid to our NEOs to Company performance in 2025.

Pay-for-Performance Alignment

The following table identifies what we believe to be our key financial performance measures used by our Compensation Committee to link the compensation actually paid ("CAP") to our CEO and other NEOs in 2025 to Company performance, in no particular order. The role of each of these performance measures on our NEOs' compensation is discussed in the CD&A above.

Financial Performance Measures

Normalized Cash Generation

Return on Invested Capital

Absolute TSR

Relative TSR

The charts below reflect the CAP to our CEO and other NEOs over the five-year period ended December 31, 2025 compared to our TSR, the TSR of our peer group, net income (loss) and Normalized Cash Generation, respectively.

CAP vs Total Shareholder Return



CAP vs Net Income



CAP vs Normalized Cash Generation



Director Compensation

The Compensation Committee of our Board recommends, and our Board approves, the compensation of our directors. In determining the appropriate level of compensation for our directors, the Compensation Committee and the Board consider the commitment required from our directors in performing their duties on behalf of the Company, as well as comparative information the Compensation Committee obtains from its independent compensation consultant. Set forth below is a description of the compensation of our directors.

We compete with many companies to attract, motivate and retain experienced and highly capable individuals to serve as our directors. Moreover, the offshore drilling industry is a highly complex, technical and international business in the energy sector, which we believe requires directors who understand and have experience in these particular areas. Further, we compete with much larger companies (based on market capitalization) for director talent, and we must attract and retain individuals of high ability to serve as directors.

Director Compensation Program

The table below provides a summary of the Company's compensation program for non-employee directors:

Component	2025 ($)
Annual cash retainer — Board member	$100,000
Annual cash retainer — Non-executive Chair	165,000
Annual deferred cash/equity retainer — Board member[1]	200,000
Annual deferred cash/equity retainer equity retainer — Non-executive Chair[1]	265,000
Audit Committee Chair annual cash retainer	30,000
Other Committee Chair annual cash retainer	20,000
Committee member annual cash retainer	10,000
International meeting attendance fee	4,000

[1] The annual deferred cash/equity retainer is awarded in the form of restricted stock units, which vest one year from the date of grant, and are settled 60% in shares and 40% in cash on the date of vesting.

We also reimburse directors for travel, lodging and related expenses they may incur in attending Board and committee meetings, and for related activities in connection with their duties as directors. Our directors do not receive any additional compensation from the Company in the form of retirement or deferred compensation plans or otherwise.

Director Compensation for 2025

The following table shows the compensation of our non-employee directors for the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)[4]
Charles M. Sledge	$191,484	$255,316	$10,798	$457,598
Patrice Douglas	120,000	192,691	4,254	316,945
Claus V. Hemmingsen	148,484	192,691	12,430	353,605
Alan J. Hirshberg	130,000	192,691	12,270	334,961
Kristin H. Holth	132,000	192,691	11,906	336,597
H. Keith Jennings	133,984	192,691	8,150	334,825
Alastair Maxwell[5]	50,984	192,691	14,786	258,461
Ann D. Pickard[5]	46,071	192,691	15,566	254,328

[1] Includes all cash retainer fees paid and international meeting attendance fee.

[2] Represents the aggregate grant date fair value of the awards completed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The awards represent 6,123 units for each of Messrs. Hemmingsen, Hirshberg, Jennings, Maxwell and Ms. Douglas, Holth and Pickard, 8,113 units for Mr. Sledge; all of which remained outstanding at the end of the fiscal year. The number of units granted was determined using the 7-day volume weighted average stock price immediately prior to the grant date.

[3] The amounts disclosed in this column are payments in respect of Dividend Equivalent Rights, which were paid out to the directors in connection with the vesting of their TVRSUs in 2025. Also includes the value of tax preparation services provided by the Company to certain directors to assist with complex international tax filing requirements related to attending Board meetings in various international locations. Tax preparation fees included are as follows: Mr. Hemmingsen - $4,280; Mr. Hirshberg - $4,120; Ms. Holth - $3,756; Mr. Maxwell - $3,574 and Ms. Pickard - $4,354.

[4] Director total compensation varies based upon whether such director is a chairperson of the board or a committee.

[5] Mr. Maxwell and Ms. Pickard ceased to serve on our Board effective May 8, 2025.

Auditors

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the fees paid to PricewaterhouseCoopers LLP for services rendered during each of the two years in the period ended December 31, 2025. All fees paid to PricewaterhouseCoopers LLP were pre-approved in accordance with the pre-approval policy framework, as discussed below.

	2025	2024
Audit Fees[1]	$5,890,000	$8,544,000
Audit-Related Fees[2]	$0	$607,000
Tax Compliance Fees	$295,000	$427,000
Tax Consulting Fees[3]	$706,000	$646,000
All Other Fees[4]	$16,000	$22,000
Total	$6,907,000	$10,246,000

[1] Represents fees for professional services rendered for the audit of the Company's annual financial statements for 2025 and 2024, the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q for each of those years and statutory audits of subsidiaries, and registration statements in 2024.

[2] Represents fees for professional services rendered for certain agreed-upon procedures and benefit plan audits for 2024.

[3] Represents fees for professional services rendered primarily for international tax advice and planning.

[4] Represents fees for 2025 and 2024 consisting of a subscription to the PricewaterhouseCoopers LLP disclosure checklist tool and compilation work for certain subsidiaries, as well as fees for 2024 consisting of approved non-audit advisory services.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy framework for audit and non-audit services, which established that the Audit Committee may adopt a pre-approval policy framework each year under which specified audit services, audit-related services, tax services and other services may be performed without further specific engagement pre-approval. On January 27, 2026, the Audit Committee readopted such policy framework for 2026. Under the policy framework, all tax services provided by the independent auditor must be separately pre-approved by the Audit Committee. Requests or applications to provide services that do require further, separate approval by the Audit Committee are required to be submitted to the Audit Committee by both the independent auditors and the chief accounting officer, chief financial officer or controller of the Company, and must include a joint statement that, in their view, the nature or type of service is not a prohibited non-audit service under the SEC's rules on auditor independence.

Report of the Audit Committee

To the Shareholders of Noble Corporation plc:

The Board maintains a standing Audit Committee composed of four non-management directors. The Board has determined that the Audit Committee's current membership satisfies the rules of the SEC and the NYSE that govern audit committees, including the requirements for Audit Committee member independence set out in Section 303A.02 of the NYSE's corporate governance standards and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended. The Board has determined that Ms. Douglas, Ms. Holth, Mr. Jennings and Mr. Sledge each qualifies as an "audit committee financial expert."

The Audit Committee oversees the Company's financial reporting process on behalf of the entire Board. Management has the primary responsibility for the Company's financial statements and the reporting process, including the systems of internal controls. The primary responsibilities of the Audit Committee include, among others, to:

- appoint, compensate, retain and oversee the Company's auditors (including review and approval of the terms of engagement and fees);
- review with the auditors the Company's financial reports (and other financial information) provided to the SEC and the investing public; and
- review the Company's system of internal controls, significant accounting principles and policies, and critical accounting policies.

The primary purposes of the Company's Audit Committee are to:

- assist the Board with oversight of:
  - the integrity of our financial statements and the Company's financial reporting process and systems of internal controls regarding finance and accounting;
  - our compliance with the Company's standards of business ethics and legal and regulatory requirements;
  - the qualifications and independence of our independent auditors;
  - the performance of our independent auditors and internal auditors; and
- prepare reports of the Audit Committee that are required by the rules of the SEC to be included in the proxy statement for our annual general meeting of shareholders.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements with management of the Company. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant's independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2025 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

The Audit Committee discussed with the independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held eight meetings during 2025 and met again on January 27, 2026, February 9, 2026 and March 9, 2026.

March 16, 2026

AUDIT COMMITTEE
H. Keith Jennings, Chair
Patrice Douglas
Kristin H. Holth
Charles M. Sledge

Resolutions 8, 9 & 10

Ratification of Appointment of PricewaterhouseCoopers LLP (US) as Independent Registered Public Accounting Firm for Fiscal Year 2026

Re-Appointment of PricewaterhouseCoopers LLP (UK) as UK Statutory Auditor

Authorization of Audit Committee to Determine UK Statutory Auditor's Compensation

The Audit Committee has voted unanimously to appoint the U.S. firm of PricewaterhouseCoopers LLP as independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2026, and to re-appoint the UK firm of PricewaterhouseCoopers LLP as UK statutory auditors to the Company under the UK Companies Act (to hold office from the conclusion of the Meeting until the conclusion of the next meeting at which the accounts and the reports of the directors and the auditors are laid before the Company). You are being asked to ratify that appointment as independent registered public accounting firm and to approve that re-appointment as UK statutory auditors. You are also being asked to authorize the Audit Committee of our Board to determine the remuneration of PricewaterhouseCoopers LLP as UK statutory auditors of the Company. PricewaterhouseCoopers LLP has audited our financial statements since 1994.

Representatives of the U.S. firm of PricewaterhouseCoopers LLP and the UK firm of PricewaterhouseCoopers LLP are expected to be present at the Meeting to respond to appropriate questions from shareholders, and they will be given the opportunity to make a statement should they desire to do so.

Approval of each of the resolutions requires the affirmative vote of at least a simple majority of the votes cast on each resolution at the Meeting in person or by proxy.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolutions:

Resolutions

"THAT the appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm for fiscal year 2026 be ratified."

"THAT PricewaterhouseCoopers LLP be re-appointed as the UK statutory auditors of the Company (to hold office from the conclusion of the Meeting until the conclusion of the next meeting at which the accounts and the reports of the directors and the auditors are laid before the Company)."

"THAT the Audit Committee be authorized to determine the remuneration of the Company's UK statutory auditors."

Resolution 11

Approval by Advisory Vote of the Company's Executive Compensation

Our Board recognizes the interest the Company's shareholders have in the compensation of the Company's named executive officers. In recognition of that interest and in accordance with the requirements of SEC rules, including Section 14A of the Exchange Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, this resolution, commonly known as a "say-on-pay" proposal, provides the Company's shareholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company's named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, including the discussion of the Company's compensation program and philosophy beginning on page 33 of this proxy statement and the compensation tables beginning on page 44 of this proxy statement. This non-binding advisory vote is intended to give the Company's shareholders an opportunity to provide an overall assessment of the compensation of the Company's named executive officers rather than focus on any specific item of compensation.

For information on the purpose, goals and best practices of our compensation program, see "Compensation Discussion and Analysis" beginning on page 29 of this proxy statement.

As a non-binding advisory vote, the shareholders' vote on this resolution is not binding on our Board or the Company, and our Board could, if it concluded it was in the Company's best interests to do so, choose not to follow or implement the outcome of the advisory vote. However, the Company expects that the Compensation Committee of our Board will review voting results on this resolution and give consideration to the outcome when making future executive compensation decisions for the Company's named executive officers.

Approval of this resolution, on a non-binding advisory basis, requires the affirmative vote of at least a simple majority of the votes cast on this resolution at the Meeting in person or by proxy. The Company currently has a policy of holding annual advisory votes on our executive compensation, and thus, the next say-on-pay proposal following the Meeting is expected to be held at the Company's 2027 annual general meeting of shareholders.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolution

"THAT the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement pursuant to the executive compensation disclosure rules promulgated by the U.S. Securities and Exchange Commission, be approved."

Resolution 12

Approval by Advisory Vote of the Directors' Remuneration Report

Certain UK incorporated companies, such as Noble, are required to submit on an annual basis their directors' remuneration report to a non-binding advisory vote similar to a U.S. "say on pay" advisory vote. This non-binding advisory vote is required even though the Company is also required, under SEC rules, to hold a U.S. "say on pay" vote. See Resolution 11 on page 64 of this proxy statement.

The directors' remuneration report is set out in full as Appendix A of this proxy statement.

A non-binding annual advisory shareholder vote by ordinary resolution is required to approve the directors' remuneration report (other than that part containing the directors' remuneration policy). The directors' remuneration policy was last approved by shareholders in 2023 and is subject to Resolution 13 on page 66.

As a non-binding advisory vote, the shareholders' vote on this resolution is not binding on our Board or the Company, and our Board could, if it concluded it was in the Company's best interests to do so, choose not to follow or implement the outcome of the advisory vote. However, the Company expects that the Compensation Committee of our Board will review voting results on this resolution and give consideration to the outcome when making future remuneration decisions for the Company's directors.

Approval of the resolution, on a non-binding advisory basis, requires the affirmative vote of holders of at least a simple majority of the votes cast on the resolution at the Meeting in person or by proxy.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolution

"THAT the directors' remuneration report (other than the part containing the directors' remuneration policy) for the year ended December 31, 2025, which is set out in full as Appendix A of the Company's proxy statement of which the notice of meeting forms part, be approved."

Resolution 13

Approval of the Directors' Remuneration Policy

In accordance with the requirements of the UK Companies Act, companies incorporated in the UK whose shares are publicly listed on certain markets must submit their directors' remuneration policy to a binding shareholders' vote at least once every three years.

The Company's directors' remuneration policy, which is contained within the directors' remuneration report set out in full as Appendix A, sets out the Company's forward-looking policy on directors' remuneration, and all directors' remuneration must be paid in accordance with such policy.

If the directors' remuneration policy is approved, it will be valid, without requiring additional shareholder approval, until December 31, 2029. Thus, it is intended that, unless required earlier, the Company's shareholders will next be asked to approve the directors' remuneration policy at the Company's 2029 annual general meeting.

If the directors' remuneration policy is not approved by the affirmative vote of a majority of shareholders at the Meeting, the Company will, if and to the extent permitted by UK Companies Act, continue to make payments to directors in accordance with existing obligations and will seek shareholder approval for a revised policy as soon as practicable after the Meeting, but in no event later than December 31, 2026.

Approval of the resolution requires the affirmative vote of at least a simple majority of the votes cast on the resolution at the Meeting in person or by proxy.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolution

"THAT the directors' remuneration policy, which is contained within the directors' remuneration report set out in full as Appendix A of the Company's proxy statement of which the notice of meeting forms part, be approved."

Resolution 14

Authorization of the Board to Allot Shares

The purpose of this resolution is to give the Board authority to allot shares in the Company on and subject to such terms as the Board shall, in its discretion, consider appropriate. This authorization applies under English law only and is separate from and in addition to any shareholder approval requirements imposed by the SEC or the listing rules of the NYSE.

This resolution is required under the UK Companies Act for the Company to have the on-going flexibility to allot shares or to grant rights to subscribe for, or to convert any security into, shares and is customary for public limited companies incorporated under the laws of England and Wales. This authorization is required as a matter of English law and is an additional step not generally required when companies organized within the United States are issuing shares.

Under the UK Companies Act, directors are, with certain exceptions, unable to allot shares without being authorized either by the shareholders in a general meeting or by a company's articles of association. In either case, any such authorization may last for a maximum period of 5 years.

Other than in connection with routine matters (such as the allotment of shares to directors of the Company pursuant to incentive plans), the Board has no present intention to exercise the authority sought under this resolution. However, the Board believes that it is important for the Company to retain the flexibility to allot shares if the Board determines it is necessary or advisable and in the best interests of shareholders, without incurring the costs or delays associated with calling a special meeting and preparing and circulating proxy materials to approve specific allotments of shares.

The Company therefore proposes that the Board be provided with a new authorization to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of $318.95, which represents an amount that is approximately 20% of the Company's existing issued share capital as of the Record Date.

If granted, this authorization will replace the existing authorization (save to the extent exercised) and will expire five (5) years from the date on which the resolution is passed. Going forward, the Company intends to seek renewal of this authorization prior to its expiry at an annual general meeting of the Company, as permitted by the UK Companies Act.

Approval of the resolution requires the affirmative vote of at least a simple majority of the votes cast on the resolution at the Meeting in person or by proxy.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolution

"THAT the directors of the Company be and are hereby generally and unconditionally authorized for the purposes of section 551 of the UK Companies Act 2006, in substitution for any prior authority conferred upon the directors of the Company (but without prejudice to any previous exercise of such authority and to the continuing authority of the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made), to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or convert any security into, shares in the Company up to an aggregate nominal amount of $318.95, provided that (unless previously revoked, varied or renewed) this authority will expire on the date that is five (5) years from the date this resolution is passed, save that the Company may, before this authority expires, make offers or agreements which would or might require shares in the Company to be allotted, or rights to subscribe for, or to convert securities into, shares to be granted, after its expiry and the directors of the Company may allot shares or grant rights to subscribe for, or convert securities into, shares pursuant to any such offer or agreement as if this authority had not expired."

Resolution 15

Authorization of the Board to Allot Shares Without Rights of Pre-Emption

This special resolution, like Resolution 14, is required because the Company is incorporated in England and Wales. Under the UK Companies Act, when an allotment of shares is for cash, subject to certain exceptions, the Company must first offer those shares on the same terms to existing shareholders of the Company on a pro-rata basis (commonly referred to as statutory pre-emption rights) unless disapplied by authorization of the shareholders in the form of a special resolution approved in a general meeting or by the company's articles of association. In either case, any such disapplication may last for a maximum period of 5 years.

The requirement to first offer shares to existing shareholders is an additional step not generally required when companies domiciled in the United States are issuing securities. The Board believes that it is important for the Company to retain the flexibility to issue shares for cash should the directors determine it is necessary or advisable and in the best interests of shareholders, without incurring the costs or delays associated with calling a special meeting and preparing and circulating proxy materials to disapply pre-emption rights in connection with specific allotments of shares.

Other than in the circumstances outlined in Resolution 14 above, the Board has no present intention to exercise the authority sought under this special resolution, but the Board believes it is in the interests of shareholders for the Board to have this flexibility to allot shares for cash, should circumstances change.

In this proposal, the Company is requesting that when the Board allots shares pursuant to the authorization referenced in Resolution 14 above, it not be required to offer pre-emption rights to existing shareholders.

If granted, this authorization will replace the existing authorization and will expire upon the expiry of the general authority conferred by Resolution 14 above. Like Resolution 14 above, this authorization applies under English law only and is separate from and in addition to any shareholder approval requirements imposed by the SEC or the listing rules of the NYSE, including the requirement that companies seek shareholder approval in order to issue 20% or more of a company's outstanding common stock or voting power, other than in an public offering for cash.

Like Resolution 14 above, going forward, the Company intends to seek renewal of this authorization prior to its expiry at an annual general meeting of the Company, as permitted by the UK Companies Act.

For this special resolution to be passed a majority of 75% (or more) of the votes cast on the special resolution must be cast in favor of the special resolution. The approval of this special resolution by the Company's shareholders will not substitute for any approvals that may be required for a specific transaction under any applicable NYSE rule. Our Board believes that authorizing them to allot shares without rights of pre-emption is advisable and in the best interests of the Company and our shareholders.

Recommendation

Our Board unanimously recommends that you vote **FOR** the following resolution:

Resolution

"THAT, subject to the passing of Resolution 14, the directors of the Company be and are hereby generally and unconditionally empowered pursuant to section 570 and section 573 of the UK Companies Act 2006 to allot equity securities (as defined in section 560 of the UK Companies Act 2006) of the Company for cash pursuant to the authority conferred by Resolution 14 and/or by way of a sale of treasury shares for cash as if section 561(1) of the UK Companies Act 2006 did not apply to any such allotment or sale, provided that (unless previously revoked, varied or renewed) this power will expire upon the expiry of the general authority conferred by Resolution 14, save that the directors of the Company may, before this power expires, make offers or agreements which would or might require equity securities to be allotted or equity securities held as treasury shares to be sold after its expiry, and the directors of the Company may allot equity securities and/or sell equity securities held as treasury shares pursuant to such offers or agreements as if this power had not expired."

Other Matters

Shareholder Proposals and Nominations for Our 2027 Annual General Meeting

Inclusion of Proposals in Our Proxy Statement and Proxy Card under the SEC's Rules

The Board is not aware of any other matter to be submitted at the Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy generally will have discretionary authority to vote the shares thereby represented in accordance with their judgment. Any proposal of a shareholder intended to be included in our proxy statement and form of proxy/voting instruction card for the 2027 Annual General Meeting of Shareholders (the "2027 Annual General Meeting") pursuant to Rule 14a-8 of the SEC's rules must be received by us no later than November 16, 2026, unless the date of our 2027 Annual General Meeting is more than 30 days before or after April 29, 2027, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials. All proposals should be addressed to Corporate Secretary, Noble Corporation plc, 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042.

Requirements for Shareholder Submission of Nominations and Proposals under our Articles of Association

A shareholder recommendation for nomination of a person for election to our Board or a proposal for consideration at our 2027 Annual General Meeting must be submitted in accordance with the advance notice procedures and other requirements set forth in our Articles of Association. These requirements are separate from, and in addition to, the requirements discussed above to have the shareholder proposal included in our proxy statement and form of proxy/voting instruction card pursuant to the SEC's rules. The item to be brought before the meeting must be received by us no later than December 30, 2026. In addition, shareholder proposals or nominations must include specified information concerning the shareholder and the proposal or nominee as provided in our Articles of Association.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a shareholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our Articles of Association for our 2027 Annual General Meeting, then such shareholder must provide proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to the Corporate Secretary at the address above by February 28, 2027 (or, if our 2027 Annual General Meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual general meeting, then notice must be provided no later than the close of business on the later of the 60th day prior to the date of our 2027 Annual General Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under our Articles of Association as described above.

Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate future filings, in whole or in part, the Compensation Committee Report and the Audit Committee Report included in this proxy statement shall not be incorporated by reference to any such filings.

We refer to our website throughout this proxy statement; however, no information on our website or any other website, or sustainability reporting documents, is incorporated by reference into or otherwise made a part of this proxy statement.

Available Information

We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC, including the consolidated financial statements and schedules thereto, but not the exhibits. Requests for copies of such report should be directed to Corporate Secretary, Noble Corporation plc, 2101 CityWest Boulevard, Suite 600, Houston, Texas 77042. Copies of any exhibit to the Form 10-K will be forwarded upon receipt of a written request addressed to our Corporate Secretary and upon payment of our copying and mailing expenses.

Our corporate governance guidelines, Code of Business Ethics, charters for each of our Board committees, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including the financial statements and the financial statement schedules, are also available without charge to shareholders via the "Investors" section of our website at **www.noblecorp.com**.

Audit Matters

Under section 527 of the UK Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter of concern relating to: (i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports of the Company were laid in accordance with section 437 of the UK Companies Act. The Company may not require the shareholders requesting website publication to pay its expenses in complying with the request or publication. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the Meeting includes any statement that the Company has been required to publish on a website under section 527 of the UK Companies Act.

Information Available on Website

A copy of this proxy statement can be found at **www.noblecorp.com**, along with a copy of the UK Annual Report, which can be downloaded in PDF format.

Communication

Any electronic address provided either in this proxy statement or any related documents may only be used for the limited purposes specified herein and not to communicate with the Company by electronic means or for any other more general purpose.

Corporate Representatives

A member of the Company which is a corporation may authorize a person or persons to act as its representative(s) at the Meeting. In accordance with the provisions of the UK Companies Act, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

Nominated Persons

A copy of this proxy statement has been sent for information only to persons who have been nominated by a member to enjoy information rights under section 146 of the UK Companies Act (a "Nominated Person"). The rights to appoint a proxy cannot be exercised by a Nominated Person: they can only be exercised by the member. However, a Nominated Person may have a right under an agreement between such Nominated Person and the member by whom they were nominated to be appointed as a proxy for the meeting or to have someone else so appointed. If a Nominated Person does not have such a right or does not wish to exercise it, they may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

If you are a Nominated Person, you have been nominated to receive general shareholder communications directly from the Company, but it is important to remember that your main contact in terms of your investment remains as it was (i.e., the registered member of the Company, or perhaps the custodian or broker, who administers the investment on your behalf). Therefore, any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to it in error. The only exception to this is where the Company, in exercising one of its powers under the UK Companies Act, writes to you directly for a response.

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NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Compensation Committee Chairman's Annual Statement:

Dear Shareholders:

I am pleased to present our Group's Remuneration Report for 2025. This Remuneration Report is divided into three sections:

(A) this statement;

(B) information regarding the Directors' remuneration policy setting out our policy on Directors' remuneration, which was approved by the Board of Directors of the Company and will be submitted to a vote of shareholders at our 2026 Annual General Meeting to be held on 29 April 2026 (the "2026 AGM") and, if approved, will take effect from the conclusion of the AGM and continue in effect until 31 December 2029, unless amended and approved by shareholders prior to such date; and

(C) the annual report on remuneration, which sets out Director remuneration and details the link between Group performance and remuneration for the financial year ended 31 December 2025. The annual report on remuneration, together with this statement, is subject to an advisory vote at our 2026 AGM.

Executing on Our Strategy

Noble's ambition is to be "First Choice Offshore" with our stakeholders, including our customers, employees, and shareholders. Our deepwater and ultra-harsh environment jackup rigs comprise one of the most modern, capable, and highly utilised fleets in the industry. However, the organisational strength of our global workforce and culture are equally critical to maintaining the rigorous HSE, innovation, and efficiency standards that drive our continued commercial success with customers. Noble's financial strategy remains simple and succinct: the cyclical nature of this industry supports the preservation of a conservative balance sheet and the maximisation of shareholder value by generating free cash flow, of which Noble strives to return the significant majority to shareholders via dividends and share repurchases. During calendar year 2025, Noble executed on this financial strategy by repurchasing $20.0 million of shares and returning an additional $317.6 million of capital via dividends ($2.00 per share).

We have one of the youngest and highest specification fleets of global scale in the industry, with diversification across geographic regions and customers. The Company has a track record of industry-leading utilisation, coupled with a commitment to best-in-class safety performance and customer satisfaction. We strive to be the leader in industry innovation and a first-mover in sustainability.

2025 Remuneration Decisions

Considering our business strategy, the competitive market for talent, and a desire to keep pace with evolving standards for remuneration governance and best practices, the Compensation Committee of the Board of Directors (the "Compensation Committee") took the following actions regarding executive director remuneration for fiscal year 2025:

• **CEO target cash remuneration:** For 2025, the Compensation Committee chose to increase the CEO's salary by 5.3% with effect from 1 February 2025 and to keep his target bonus opportunity unchanged from 2024.

• **CEO LTIP grants:** In 2025, the Compensation Committee approved annual long-term incentive programme ("LTIP") grants to our CEO consisting of performance-vested restricted unit awards (70%) and time-vested restricted unit awards (30%). For 2025, the Compensation Committee granted to our CEO LTIP awards with a targeted value in the middle range of our peer group.

Outlook for 2026

We believe our Executive Directors' and Non-Executive Directors remuneration components and levels are appropriate for our industry to ensure the long-term success of the Group and provide a direct link to enhancing shareholder value. We will continue to monitor remuneration trends and developments in our industry and relevant sectors, the effectiveness of our programme with respect to our executives, and feedback from our shareholder outreach efforts, and will continue to consider, from time to time, whether to modify our programme as appropriate.

The members of the Compensation Committee are Alan J. Hirshberg, Patrice R. Douglas, and Charles M. Sledge.

Signed on behalf of the Board by:

Robert Eifler
12 March 2026

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Noble Corporation Plc

Noble Corporation plc is a public limited company incorporated in England and Wales with its shares listed on the New York Stock Exchange ("NYSE").

Directors' Remuneration Policy

Our Directors' Remuneration Policy (the "Remuneration Policy") applies to our Executive Director, President and Chief Executive Officer (as well as any individual that may become an Executive Director while this policy is in effect), and our Non-Executive Directors.

Our Remuneration Policy for our Executive Director is primarily designed to:

- attract and retain individuals with the skills and experience necessary to successfully execute Noble's strategic business plan;
- motivate individuals to achieve key strategic, operational, safety, and financial goals that will drive shareholder value while not subjecting the Group to excessive or unnecessary risk; and
- align our Executive Director's interests with those of our shareholders.

Consistent with this philosophy, we seek to provide total compensation packages that are competitive with those of the companies against which we compete on an operational basis and for key talent. In establishing our Remuneration Policy, the Compensation Committee, in connection with its independent compensation consultants, has also reviewed and considered various benchmarks and market reference points. A substantial portion of total compensation for our Executive Director is subject to Group, individual, and/or share price performance and is at risk of forfeiture.

The Committee may make minor amendments to the Remuneration Policy set out below (for regulatory, exchange control, tax, administrative, or similar purposes or to take account of a change in legislation) without obtaining shareholder approval for that amendment).

Remuneration Policy Approval

As required under the Companies Act 2006, the Remuneration Policy set out in this report has been approved by the Board of Directors of the Company and will be submitted to a vote of shareholders at the 2026 AGM on 29 April 2026 and, if approved, will take effect from the conclusion of the 2026 AGM and continue in effect until 31 December 2029, unless amended and approved by shareholders prior to such date.

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Base Salary	• Attract and retain high performing individuals • Reflect an individual's skills, experience, and performance • Align with market value of role	• Reviewed annually by the Compensation Committee. In establishing base salary levels and determining increases, the Compensation Committee considers a variety of factors including: (1) our compensation philosophy, (2) market and proxy compensation data, (3) competition for key Director-level talent, (4) the Director's experience, leadership, and contributions to the Company's success, (5) the Company's overall annual budget for merit increases, and (6) the Director's individual performance in the prior year. • If any adjustments are made, annual salary increases generally take effect in the first quarter of each year but could occur throughout the year if circumstances merit such an adjustment. Base salary is not subject to any clawback measures.	• Annual increase will not ordinarily exceed 20% of prior year's highest annualised base salary rate • Annual increase will ordinarily take account of increases for other employees unless there is a change in role or responsibility, though increases may be higher in certain circumstances • The Compensation Committee reserves a discretion to set base salary at a level it deems appropriate to reflect a material job promotion or a material increase in responsibility • The ordinary course base salary increases set out in this policy may be exceeded in respect of any individual hired from outside of the Company's Group and/or promoted within the Company's Group, or to the extent local market conditions reasonably require additional salary to be payable

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Annual Bonus pursuant to Short-term Incentive Plan ("STIP") or other Cash Awards	• Attract and retain high performing individuals • Drive achievement of annual financial, safety, operational, sustainability, and strategic goals • Align interests and wealth creation with those of shareholders • Align with market value of role	• Funding mechanism for the STIP linked directly to strategic, financial and/or operational performance (e.g., EBITDA, safety, etc.) determined annually. • Individual payouts will be based on a fixed pro rata share (based on an annually fixed bonus opportunity percentage) or other share of the aggregate funding pool and may also be subject to individual increase or decrease through the application of discretionary factors or financial, operational, and/or other company team or individual metrics (in each case having a weighting of up to 100%) key to the success of Noble. • Performance metrics and actual results used to determine STIP payouts will be disclosed in the Implementation Report of the Directors' Remuneration Report in the year in which corresponding STIP payouts are made unless the metrics are considered commercially sensitive. All metrics will be measured on a no longer than one year basis. • Performance below a threshold level for strategic, operational, or financial goals will result in a $0 payout for these goals unless the Committee determines in its judgement to apply discretionary factors. • Payouts between threshold (which shall be set by the Compensation Committee from year to year within a range of 20%-60% of target) and a maximum level (which shall be set by the Committee from year to year within a range of 150%-250% of target) will be interpolated. • The Compensation Committee reserves the right in its discretion to adjust earned awards up or down, including to reduce any awards to nil (as the case may be). • Payments are intended to be made in cash, but can be settled in Company shares or a combination of cash and shares at the Compensation Committee's discretion. • The Compensation Committee will assess the performance of our CEO and in the case of Executive Directors other than the CEO, if any, it will consider input from the CEO. • The treatment of STIP or other cash awards may differ from this policy if a change in control were to occur. This treatment is summarised in the Directors' Remuneration Report. • STIP and other cash awards are subject to recoupment under the provisions of Section 304 of the Sarbanes-Oxley Act and any other policy assumed by the Company and would also be subject to any applicable legislation adopted during the time in which this policy is in effect. See "Clawback Provisions" below. • Cash awards outside the STIP will only be made in connection with recruitment, retention, promotion, special achievement, recognition, or inducement awards. • In the event the CEO or any other executive director has an employment agreement in existence as of the adoption of this policy, then the terms of such employment agreement shall apply with respect to the application of any STIP payment or term including with respect to modification of the requirement to be continuously employed through the STIP payment date.	• STIP awards may not ordinarily exceed 300% of the individual's highest annualised base salary in effect for the fiscal year to which the performance targets relate • In exceptional circumstances, where a STIP award is used to facilitate the recruitment of an individual, excluding via the buy-out of awards which shall have no limit, or the retention, promotion or inducement of an individual, the limit set out in this policy above may be exceeded by up to 200%. The Compensation Committee will consider such market-based, individual-specific and such other factors it considers relevant in these circumstances. • In select cases (promotion, recruitment, retention, special achievement recognition), to secure the services of certain individuals, other cash awards outside of the STIP may be granted at the Compensation Committee's discretion. These awards may not ordinarily exceed 300% of the individual's base salary at the time of payment.

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Long-term Incentives ("LTI")	• Equity awards awarded under the Noble Corporation plc 2022 Long-Term Incentive Plan, as may be amended or restated from time to time, or any such other applicable long-term incentive plan adopted from time to time (an "LTI Plan") • Drive achievement of long-term strategic, operational, safety, sustainability, and financial goals • Align interests and wealth creation with those of shareholders • Attract and retain high performing individuals • Align with market value of role	• Ordinarily, annual equity grants will include at least 50% performance-based awards. At present, these are delivered in the form of performance vested restricted stock units ("PVRSUs"), but in the future, they could include other types of incentive awards (such as, but not limited to, options or restricted stock units). • For performance-based awards, including PVRSUs, the Compensation Committee will use a combination of relevant metrics (the nature of which will be determined annually). The metrics used to determine performance (in each case having a weighting of up to 100%) may include (but will not be limited to) contract drilling margin, TSR (absolute or relative), and/or such other comparable financial or performance metrics as they see fit and the LTI Plan allows. • Payout schedule for performance metrics using a matrix scale of calculation will be established by the Compensation Committee and will range from 0% performance up to 250% of target for superior performance. • Payout schedule for performance metrics not using a matrix scale of calculation will be established by the Compensation Committee and will range from 0% for below-threshold performance (which shall be set by the Committee from year to year within a range of 20 - 60% of target) up to 250% of target for superior performance. • Percentile ranks, performance levels, and corresponding payout levels will be set by the Compensation Committee in its discretion. • Performance targets for financial metrics and actual results used to determine payouts (if applicable) for performance-contingent awards will be disclosed in the Implementation Report of the Directors' Remuneration Report in the year in which corresponding payouts are made, unless the metrics remain sensitive at that time. • The performance targets for performance-based awards will ordinarily be measured over three financial years (or such longer or shorter performance period(s) as the Committee sees fit and the LTI Plan allows). Performance target metrics may, at the Committee's discretion, be capable of being satisfied before the end of the performance period(s). • Time-vested awards, including restricted shares or restricted stock units ("TVRSUs") will be used by the Compensation Committee to (1) promote retention or induce employment, (2) reward individual and team achievement, and (3) align individuals with the interests of shareholders. • Vesting periods for all LTI awards will ordinarily be over at least three years (rateable or cliff) including, for the avoidance of doubt, annual vesting over a three-year period, from the grant date (or such longer or shorter vesting period(s) as the Compensation Committee sees fit and the LTI Plan allows). • Earned/vested amounts are intended to be delivered in Company shares, but can be settled in cash or a combination of cash and shares at the Compensation Committee's discretion, subject to the terms of the LTI Plan. • If the Compensation Committee so determines, dividend equivalent rights will accrue during the vesting period of LTI awards and become payable in cash and/or additional Company shares when the vested LTI awards are settled, as the Committee sees fit and the LTI Plan allows. • Any outstanding LTI awards made prior to the approval of this policy by shareholders will continue to vest and be subject to the same performance conditions (if applicable) and other terms/conditions prevailing at the time of grant of such awards. • LTI awards are subject to recoupment under the provisions of Section 304 of the Sarbanes-Oxley Act and any other policy adopted by the Company and would also be subject to any applicable legislation adopted during the time in which this policy is in effect (see "Clawback Provisions" below). • This policy reserves the ability to use all aspects of the LTI Plan for awards made outside the annual equity grant program referenced above.	• The target value of annual equity awards (calculated on the grant date based on commonly used valuation methods) may not ordinarily exceed 1,250% of the individual's highest annualised base salary for the fiscal year to which the award relates • In addition, in exceptional circumstances, such as but not limited to where the awards are used to facilitate the recruitment, retention, inducement, and special achievement of certain individuals, the target value of an equity award (calculated on the grant date based on commonly used valuation methods) may not ordinarily exceed 1,000% of the individual's highest annualised base salary for the fiscal year to which the award relates. The Compensation Committee will consider market-based, individual-specific, and such other factors it considers relevant in these circumstances. • In the recruitment context, for the buy-out of previously granted incentive awards, the limit set out in this policy may be exceeded • For performance-contingent awards, such as PVRSUs, maximum payout will not ordinarily exceed 250% of target number of units/shares (or cash amount, if applicable) at end of performance period, plus any earned dividends or cash equivalents (if applicable on vested awards). Payouts for performance contingent awards may, at the Compensation Committee's discretion, be above or below the final calculation of relevant performance metrics relating to an LTIP award. • For all other LTI awards, maximum payout will be the original number of units/shares/options (or similar) granted at the end of vesting period plus any earned dividends or cash equivalents (if applicable, on vested awards)

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Benefits	• Attract and retain high performing individuals • Align with market value of role • Align with market practice in country of residence	• Executive Directors are provided with healthcare, life and disability insurance, and other employee benefits or programs (including, but not limited to, company cars, phones, computer equipment, travel, and home working expenses, allowances in lieu of car, or pension benefits). The majority of these employee benefits are provided on a non-discriminatory basis to all employees. • These and additional programmes are established to align with market practice/levels and, as such, may be adjusted in the discretion of the Compensation Committee from time to time.	• Taxable benefits may not ordinarily exceed (in aggregate) 10% of annual base salary. The Compensation Committee reserves the discretion to exceed this limit as business requires.
Pension	• Attract and retain high performing individuals • Align with market value of role	**Salaried Employees' Retirement Plan** • Defined benefits provided in accordance with the terms of the previously adopted Salaried Employees' Retirement Plan. • Benefits are accrued in the form of an annuity, providing for payments to an individual during retirement and in select cases to a designated beneficiary. • Payments may be made in a single lump-sum, a single life annuity, and several forms of joint and survivor elections. • Benefits are determined in accordance with the plan's terms and consider an individual's average compensation and years of service at Noble. • Only available to employees hired originally on or before 31 July 2004. • No future benefit accruals under the plan. **Retirement Restoration Plan** • Unfunded, nonqualified plan that provides the benefits under the Salaried Employees' Retirement Plan's benefit formula that cannot be provided by the Salaried Employees' Retirement Plan because of the annual compensation and annual benefit limitations applicable to the Salaried Employees' Retirement Plan under the Code. • Only available to employees hired originally on or before 31 July 2004. • No future benefit accruals under the plan.	• The maximum benefit under the pension plans is determined pursuant to the terms of the pension plans in effect as of the effective date of this policy (subject to adjustment as provided in the applicable plan)

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Other Retirement Programmes	• Attract and retain high performing individuals • Align with market value of role	**401(k) Savings Plan or overseas equivalent (as applicable)** • Qualified plan that enables qualified employees, including Executive Directors, defined contribution to save for retirement through a tax-advantaged combination of employee and Company contributions • Matched at the rate of $1.00 or $1.00, up to 6% of Basic Compensation. Fully vested after one year of service or upon retirement, death, or disability. **Profit Sharing Plan** • Qualified defined contribution plan available for US employees • Any contribution at Board of Directors' discretion. Fully vested after one year of service or upon retirement, death, or disability. **Other** • The Company may adopt and/or offer participation to employees in other retirement, pension, or similar programs pursuant to which employee and employer pension contributions or similar retirement benefits are made or paid.	• 401(k) plan: Maximum amounts governed by the applicable laws and regulations of the United States of America • Profit sharing plan: Not to exceed 10% of covered compensation • Maximum amounts under other plans adopted by the Company from time to time will be governed by the applicable laws and regulations of the jurisdictions concerned
Relocation/ Expatriate Assistance (if applicable)	• Ensure Noble is able to attract high calibre talent regardless of business location • Provide career and/or personal development options and potentially help retain the services of individuals already employed by the Company • Align with market value of role • Align with market practice in country of residence	• Executive expatriate benefits will be paid if determined to be required for competitive purposes and will be set to be broadly consistent with market practice. These benefits may consist of: – Housing allowance – Foreign service premium – Goods and services differential allowance – Car allowance – Reimbursement or payment of school fees for eligible dependents to age 19 – Annual home leave allowance – Tax equalisation payments (calculated on a grossed-up basis) – Tax preparation services • Relocation assistance for expatriates is provided comparable to general market practice. Assistance includes (provided to non-Director level employees also): – Standard outbound services, such as "house hunting" trips and shipment of personal effects – Temporary housing – Temporary relocation assistance • Future expatriate benefits and relocation assistance could include other components not included in the above.	• There are a number of variables affecting the amount that may be payable, but the Compensation Committee would pay no more than it judged reasonably necessary in light of all applicable circumstances • Maximum expatriate/ relocation assistance not to exceed types of benefits described and/or used by comparable companies. The maximum tax equalisation payment (on a grossed-up basis) shall be calculated by reference to the maximum amount permitted under this policy for each component of compensation (except upon a change in control, in which case amounts would be calculated in accordance with the terms of the applicable agreement).

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Historic Arrangements

The Compensation Committee reserves the right to make remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) that are not in line with the Remuneration Policy where the terms of the payment were agreed (i) before the Company's first shareholder-approved directors' remuneration policy came into effect; (ii) before this Remuneration Policy came into effect if the terms were in line with the Company's shareholder-approved directors' remuneration policy in force at the time those terms were agreed to; or (iii) at a time when the relevant individual was not a director of the Company and, in the opinion of the Compensation Committee, the payment was not in consideration for the individual becoming a director of the Company. For these purposes, "payments" includes the Compensation Committee determining and paying short-term and long-term incentive awards of variable remuneration.

Remuneration Arrangements for Other Employees

Differences in the pay practices for Executive Directors and other employees in the Group generally reflect differences in market practice, taking into account the scope of the role, level of experience, responsibility, and individual performance. Non-Director level employees are eligible to participate in the Group's annual and long-term incentive programmes, where applicable. Participation, award opportunities, and specific performance conditions vary by level within the Company, with corporate and business division metrics incorporated as appropriate.

Illustration of Application of Remuneration Policy

The estimated remuneration amounts received by the Executive Directors, which currently only includes our President and Chief Executive Officer, for 2026 are shown in the following graph.

Illustrative Compensation of President & CEO



Notes to Graph

Definitions and assumptions used in compiling the chart illustrations are:

- Amounts in the left-hand graph are shown in thousands.
- **Salary:** Reflects 2026 base salary. There is no change in this amount between the performance level scenarios.
- **Benefits:** Sum of Company-paid benefits expected for 2026 include medical and dental, savings plan contributions, and business travel and accident insurance.
- **Bonus:** Reflects potential payments under the Short-term Incentive Plan ("STIP") based on 2026 Noble scorecard.
- **Long-term Incentive ("LTI") Awards**: Time vested restricted stock units ("TVRSUs") are shown at grant date value; performance vested restricted stock units ("PVRSUs") reflect grant date value at "threshold", "target", or "maximum", as applicable. These values do not represent actual amounts that an Executive Director will

receive as the (i) TVRSUs vest ratably over a three-year period and (ii) PVRSUs vest, only to the extent earned, at the end of a three-year performance period.

- **Threshold Performance pay out:** Includes sum of salary, benefits, pension, and TVRSUs plus:
    - annual bonus paid at threshold amount (being 50% for the 2026 STIP), and
    - PVRSUs, at threshold payout.
- **Target Performance pay out:** Includes sum of salary, benefits, pension, and TVRSUs plus:
    - annual bonus paid at target amount (being 100% for the 2026 STIP), and
    - PVRSUs, at target payout.
- **Maximum Performance pay out:** Includes sum of salary, benefits, pension, and TVRSUs plus:
    - annual bonus paid at maximum amount (being 200% for the 2026 STIP), and
    - PVRSUs, at maximum payout. Share price growth beyond the goal set to achieve maximum payout will not have any further impact on the PVRSU payout.

Recruitment of Executive Directors
The remuneration package for a new Executive Director will be set in accordance with the terms of the Remuneration Policy in force at the time of appointment or hiring. In order to successfully facilitate recruitment of high calibre talent from outside of Noble, the limits in this policy, if any, with respect to annual base salary, STIP or other cash awards, LTI, or other equity awards do not apply except as set forth above. In addition, to facilitate the recruitment of an individual to an Executive Director position, the Compensation Committee can use cash and/or LTI or equity awards to buy-out previously granted incentive awards, and no limits will apply under this policy.

In the case of an internal appointment/promotion of an individual to an Executive Director position, the Compensation Committee reserves discretion to set base salary at a level it deems appropriate to reflect the material increase in scope and responsibility, set out above. In addition, STIP, cash awards, or LTI or equity awards may be granted as inducement awards at the Compensation Committee's discretion. These STIP, cash awards, or LTI or equity grants used as inducement awards may exceed the limit set forth in this policy.

For external hires and internal appointments, the Compensation Committee may agree that the Group will meet certain relocation expenses, as appropriate and within the limits set by the Compensation Committee. The Committee believes it needs to retain the flexibility set forth in this policy to ensure that it can successfully secure the services of individuals with the background, experience, and skill sets needed to lead a company of the size and scope of Noble. In all cases, the Compensation Committee will consider market-based and individual-specific factors when making its decisions.

Loss of Office Payments
The Group's general policy is that Executive Directors should be employed on an "at will" basis. The Compensation Committee may vary these terms if the particular circumstances surrounding the appointment of a new Executive Director require it (in accordance with the policy on the appointment of new Executive Directors above), including for compliance with local laws. In particular, the Compensation Committee may determine that these terms may vary substantially where it is necessary or desirable to recruit in a market in which "at will" employment terms are not competitive.

In particular, Robert W. Eifler's loss-of-office remuneration arrangements as set out below in the Executive Director Severance Arrangement section, shall be permitted. Vesting of awards under the LTI Plan may accelerate on loss of office in accordance with the Executive Directors' LTI award agreements.

In addition, the Compensation Committee may approve other loss-of-office compensation arrangements including, without limitation, in consideration for a release of claims, settlement of employment-related disputes or potential disputes, settlement of shareholder or option holder disputes or potential disputes, payment of, or settlement in lieu of, damages, payments for enhanced post-termination restrictive covenants, confidentiality obligations or other undertakings, or for cooperation, handover, or transitional assistance. The Compensation Committee will aim to ensure that such remuneration is appropriate, fair, and reasonable in the context of the jurisdiction in which it is paid.

Clawback Policy
The Group has implemented a Clawback Policy satisfying the NYSE listing standards. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 generally requires US-listed public company chief executive officers and chief financial officers to disgorge bonuses, other incentive- or equity-based compensation, and earnings on sales of company stock that they receive within the 12-month period following the public release of financial information if there is a restatement because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws. The compensation of Directors of the Group would also be subject to any clawback provision or policy adopted under any applicable legislation. A copy of the Company's Clawback Policy is available in our filings with the US Securities and Exchange Commission which can be accessed through our website, www.noblecorp.com.

Consideration of Employment Conditions and Consultation with Employees
The Group did not contact its employee population with regard to this specific Policy; however, the Group contacts the broader employee population with regard to the Group's executive remuneration programme generally. The Compensation Committee considers a variety of factors when determining the Remuneration Policy, which may include (but not be limited to) (i) the average and range of base salary increases provided to non-Director employees, (ii) remuneration arrangements covering variable pay and benefits for all employees, (iii) recent trends in talent attraction and retention affecting the Group and the broader energy sector, and (iv) employment conditions for the broader employee population. In addition to these considerations, the Compensation Committee believes that the Remuneration Policy for Executive Directors is necessary to reflect the increased qualifications and level of responsibility of the position relative to the typical employee. The primary area of policy differentiation is the increased emphasis on performance-based remuneration for Executive Directors relative to the broader employee population.

Consideration of Shareholder Views
The Group has historically consulted with shareholders regarding executive remuneration. The Compensation Committee considered such feedback in designing the Company's remuneration programme. The Policy reflects this historic shareholder input.

Noble are committed to continued engagement between shareholders and the Group to fully understand and consider shareholders' input and concerns.

Compensation Policy for Non-Executive Directors
As of the effective date of the Remuneration Policy, all of our Directors, with the exception of our President and Chief Executive Officer, are Non-Executive Directors. The Group believes that the following programme and levels of remuneration are necessary to secure and retain the services of individuals possessing the skills, knowledge, and experience to successfully support and oversee the Group as a member of our Board of Directors. Our Non-Executive Directors will only receive remuneration for those services outlined in the Remuneration Policy. There are no contracts or agreements that provide guaranteed amounts payable for service as a Non-Executive Director of Noble, and there are no similar arrangements that provide for any guaranteed remuneration (other than for any accrued amounts, if applicable, for services rendered as a Non-Executive Director) upon a Non-Executive Director's termination of service from our Board of Directors.

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Compensation Component	Purpose/Link to Noble's Business Strategy	How Component Operates	Maximum Opportunity
Annual Retainer	• Attract and retain Non-Executive Directors with a diverse set of skills, background, and experience • Align with market value of role	• Align with market value of role • Reviewed annually by the Compensation Committee and the Board, in consultation with the Compensation Committee's independent compensation advisors • Market data from the peers is taken into consideration as part of this review • Paid in cash	• Not to ordinarily exceed $300,000 per year • Not to ordinarily exceed an additional $500,000 per year for a Non-Executive Chairperson • The Compensation Committee has discretion to exceed these limits if appropriate.
Board and Compensation Committee Meeting Fees	• Attract and retain Non-Executive Directors with a specialised set of skills, background, and experience • Recognise time devoted to serving Company • Align with market value of role	• Reviewed annually by the Board • Market data from the peers is taken into consideration as part of this review • Paid in cash	• Not to exceed $5,000 per meeting if no long-distance travel is required, or $9,000 per meeting if long distance travel is required. "Long distance travel" for these purposes means a transatlantic flight or other journey of a similar length.
Lead Independent Director and Compensation Committee Chairperson Fees	• Attract and retain Non-Executive Directors with a specialised set of skills, background, and experience • Recognise additional time and responsibility associated with role • Align with market value of role	• Reviewed annually by the Board • Market data from the peers is taken into consideration as part of this review • Paid in cash	• Lead Independent Director: if appointed, not to ordinarily exceed $50,000 per year • The Compensation Committee has discretion to exceed these limits if appropriate
Annual Equity Award	• Attract and retain Non-Executive Directors with a diverse set of skills, background, and experience • Align with market value of role	• Reviewed annually by the Board • Market data from the peers is taken into consideration as part of this review. Paid in shares or cash (or a combination thereof).	• Not to ordinarily exceed $600,000 per year at time of grant (based on commonly used valuation methods) • Amount subject to increase if the above-described cash compensation is reduced or eliminated; cash compensation subject to increase in the event equity-based compensation is reduced or eliminated
Benefits	• Facilitate Non-Executive Directors' attendance at meetings • Align with market value of role	• Includes travel and other relevant out-of-pocket expenses incurred in conjunction with meeting attendance or meeting locations for other company business	• Limited to out-of-pocket expenses incurred. These amounts will vary based on meeting/business location and duration of stay.
Tax Equalisation	• Facilitate Non-Executive Directors' attendance at meetings • Align with market value of role	• Eligible for tax equalisation payment (calculated on a grossed-up basis) if individual income taxes (or equivalent) on the above compensation and benefits are higher than income taxes owed on such compensation and benefits in country of residence (for example, but not limited to individuals who are liable to pay tax in Denmark and Norway). Payments may be made to cover international currency exchange costs.	• Not to ordinarily exceed $250,000 per year ($350,000 for the Non-Executive Chairperson) (calculated on a grossed-up basis)

Annual Report on Remuneration

Shareholder Votes on the Remuneration Policy and the Directors Remuneration Report

The 2024 Directors' Remuneration Report was approved by shareholders at the 2025 Annual General Meeting held on 8 May 2025. The 2024 Directors' Remuneration Report received a 97.47% approval, with 0.16% of shareholders abstaining. The existing Remuneration Policy was approved by shareholders at the 2023 Annual General Meeting held on 2 May 2023. The Remuneration Policy received a 98.96% approval, with 0.42% of shareholders abstaining. The Remuneration Policy set out in this report has been approved by the Board of Directors of the Company and will be submitted to a vote of shareholders at the 2026 AGM and, if approved, will take effect from the conclusion of the 2026 AGM and continue in effect until 31 December 2029, unless amended and approved by shareholders prior to such date.

The following is provided on an audited basis.

2025 Remuneration of Executive Director

The following table presents the remuneration of our Executive Director for the full year ended 31 December 2025:

	Salary and fees	All taxable benefits	Money or other assets received/ receivable for the relevant financial year [1]	Money or other assets received/ receivable for more than one financial year [2]	Pension related benefits [3]	Total	Total fixed remuneration	Total variable remuneration
	2025	2025	2025	2025	2025	2025	2025	2025
	$	$	$	$	$	$	$	$
Robert W. Eifler	995,833	35,182	1,488,651	8,761,394	21,000	11,302,060	1,052,015	10,250,045

[1] STIP payment attributable to 2025 performance. No amount of the award is attributable to share price appreciation and no amount was deferred.

[2] The amounts disclosed in this column represent the value of restricted shares that vested during the year ended 31 December 2025 as well as the payment of dividends accrued during the vesting period and paid at the time of vesting. The value of restricted shares vesting is based on the average of the high and low share price on the applicable vesting date as detailed below:

Vesting Date	Shares Vesting	Share Price on Vesting	Total Value of Shares Vesting	Accrued Dividends Paid	Total
	#	$	$	$	$
26 January 2025	16,980	33.45	567,981	30,564	598,545
30 January 2025	185,513	32.40	6,010,621	463,783	6,474,404
3 February 2025	49,704	31.47	1,564,185	124,260	1,688,445
					8,761,394

[3] The amount disclosed in this column represent Company matching contributions to the Noble Services Company LLC 401(k) and Profit Sharing Plan, a tax qualified defined contribution plan.

2024 Remuneration of Executive Director

The following table presents the remuneration of our Executive Director for the full year ended 31 December 2024:

	Salary and fees	All taxable benefits [1]	Money or other assets received/ receivable for the relevant financial year [2]	Money or other assets received/ receivable for more than one financial year [3]	Pension related benefits [4]	Total [5]	Total fixed remuneration [5]	Total variable remuneration [5]
	2024	2024	2024	2024	2024	2024	2024	2024
	$	$	$	$	$	$	$	$
		(Restated)		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Robert W. Eifler	941,667	689,564	1,346,150	64,943,864	20,700	67,941,945	1,651,931	66,290,014

[1] The amount shown for 2024 has been reduced to reflect the reclassification of amounts contributed to the Noble Services Company LLC 401(k) Plan, a tax qualified defined contribution plan in 2024 ($20,7000) to the "All taxable benefits" column and to report accrued dividends paid in 2024 in the "Money or other assets received/ receivable for more than one financial year" column ($1,041,013).

[2] STIP payment attributable to 2024 performance. No amount of the award is attributable to share price appreciation and no amount was deferred.

[3] The amount shown for 2024 has been revised to reflect a correction to the value in the "Money or other assets received/receivable for more than one financial year" column reported in the previous year's disclosure. The 2024 amount has been updated to report the value of restricted shares that vested during the year ended 31 December 2024 as well as the payment of dividends accrued during the vesting period and paid at the time of vesting. The previously disclosed value reflected the grant date fair value of the 2024 award and dividends that accrued during the vesting period. The 2024 value of restricted shares that vested is based on the average of the high and low share price on the applicable vesting date as detailed below:

Vesting Date	Shares Vesting	Share Price on Vesting	Total Value of Shares Vesting	Accrued Dividends Paid	Total
	#	$	$	$	$
5 February 2024	1,437,458	42.96	61,753,196	1,006,221	62,759,417
7 February 2024	49,703	43.25	2,149,655	34,792	2,184,447
			63,902,851	1,041,013	64,943,864

[4] The amount shown for 2024 was revised to reflect Company matching contributions to the Noble Services Company LLC 401(k) Plan, a tax qualified defined contribution plan in 2024. This amount was previously reported in the "All taxable benefits" column.

[5] The totals shown for 2024 have been updated to reflect the restated amounts for taxable benefits, value of money or other assets received/receivable for more than one financial year, and pension related benefits reported in the previous year's disclosure. Total remuneration in 2024, based on the restated values described above, increased by $54,969,749 compared to the amount previously disclosed.

For further reference, the values included in the 2024 disclosure for our Executive Director's 2023 compensation have also been recalculated to reflect the following: (i) reduction in the "All taxable benefits" column for Company matching contributions to the Noble Services Company LLC 401(k) Plan with a corresponding increase in the same value in the "Pension related benefits" column; and (ii) a change in the amount disclosed in the "Money or other assets received/receivable for more than one financial year" column to reflect the value of shares vesting in 2023 rather than the grant date value. The restated 2023 Remuneration of our Executive Director is as follows:

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Salary and fees	All taxable benefits	Money or other assets received/ receivable for the relevant financial year	Money or other assets received/ receivable for more than one financial year	Pension related benefits	Total	Total fixed remuneration	Total variable remuneration
$	$	$	$	$	$	$	$
883,333	368,120	1,653,750	7,700,739	17,000	10,622,942	1,268,453	9,354,489

2025 Remuneration of Non-Executive Directors

The amounts shown in the table below are for the full year ended 31 December 2025:

Non-Executive Director	Salary and Fees	All taxable benefits [2]	Money or other assets received/ receivable for the relevant financial year	Money or other assets received/ receivable for more than one financial year [3]	Pension related benefits	Total	Total fixed remuneration	Total variable remuneration
	$	$	$	$	$	$	$	$
Patrice R. Douglas [1]	120,000	—	—	64,342	—	184,342	120,000	64,342
Claus V. Hemmingsen [1]	148,484	4,280	—	159,612	—	312,376	152,764	159,612
Alan J. Hirshberg [1]	130,000	4,120	—	159,612	—	293,732	134,120	159,612
Kristin H. Holth [1]	132,000	3,756	—	159,612	—	295,368	135,756	159,612
H. Keith Jennings [1]	133,984	—	—	159,612	—	293,596	133,984	159,612
Alastair J. Maxwell [1]	50,984	3,574	—	306,159	—	360,717	54,558	306,159
Ann D. Pickard [1]	46,071	4,354	—	306,159	—	356,584	50,425	306,159
Charles M. Sledge [1]	191,484	—	—	211,465	—	402,949	191,484	211,465
Total	**953,007**	**20,084**	**—**	**1,526,573**	**—**	**2,499,664**	**973,091**	**1,526,573**

[1] The amounts shown in the above table are for the full year ended 31 December 2025 and includes payments to the directors as a result of their directorship of Noble Corporation plc. Mr. Maxwell and Ms. Pickard ceased to serve as Directors as of 8 May 2025.

[2] The amounts disclosed in the column represent the fees paid by the Company to provide tax services to the Non-Executive Directors to assist with complex international tax filing requirements related to attending Board meetings in various international locations.

[3] The amounts disclosed in this column represent the value of restricted shares that vested during the year ended 31 December 2025 as well as the payment of dividends accrued during the vesting period and paid at the time of vesting. The value of restricted shares vesting is based on the average of the high and low share price on the applicable vesting date as detailed below:

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Non-Executive Director	Vesting Date	Shares Vesting #	Share Price on Vesting $	Total Value of Shares Vesting $	Accrued Dividends Paid $	Total $
Patrice R. Douglas	4 September 2025	2,127	28.25	60,088	4,254	64,342
Claus V. Hemmingsen	26 January 2025	4,528	33.45	151,462	8,150	159,612
Alan J. Hirshberg	26 January 2025	4,528	33.45	151,462	8,150	159,612
Kristin H. Holth	26 January 2025	4,528	33.45	151,462	8,150	159,612
H. Keith Jennings	26 January 2025	4,528	33.45	151,462	8,150	159,612
Alastair J. Maxwell	26 January 2025	4,528	33.45	151,462	8,150	159,612
Alastair J. Maxwell	8 May 2025	6,123	23.43	143,462	3,062	146,524
Ann D. Pickard	26 January 2025	4,528	33.45	151,462	8,150	159,612
Ann D. Pickard	8 May 2025	6,123	23.43	143,462	3,062	146,524
Charles M. Sledge	26 January 2025	5,999	33.45	200,667	10,798	211,465

The amounts shown in the table below are for the full year ended 31 December 2024:

Non-Executive Director	Salary and Fees $	All taxable benefits $	Money or other assets received/ receivable for the relevant financial year $	Money or other assets received/ receivable for more than one financial year [2] $ (Restated)	Pension related benefits $	Total $ (Restated)	Total fixed remuneration $ (Restated)	Total variable remuneration $ (Restated)
Patrice R. Douglas [1]	36,196	—	—	—	—	36,196	36,196	—
Claus V. Hemmingsen [1]	178,000	—	—	218,432	—	396,432	178,000	218,432
Alan J. Hirshberg [1]	170,000	—	—	218,432	—	388,432	170,000	218,432
Kristin H. Holth [1]	168,000	—	—	218,432	—	386,432	168,000	218,432
H. Keith Jennings [1]	170,000	—	—	31,379	—	201,379	170,000	31,379
Alastair J. Maxwell [1]	162,000	—	—	218,432	—	380,432	162,000	218,432
Ann D. Pickard [1]	168,940	—	—	218,432	—	387,372	168,940	218,432
Charles M. Sledge [1]	265,000	—	—	289,411	—	554,411	265,000	289,411
Total	**1,318,136**	**—**	**—**	**1,412,950**	**—**	**2,731,086**	**1,318,136**	**1,412,950**

[1] The amounts shown in the above table are for the full year ended 31 December 2024 and includes payments to the directors as a result of their directorship of Noble Corporation plc. Ms. Douglas' amounts are prorated as she began service as a Non-Executive Director on 4 September 2024.

[2] The amounts shown for 2024 have been revised to reflect a correction to the value in the "Money or other assets received/receivable for more than one financial year" column reported in the previous year's disclosure. The 2024 amount has been updated to report the value of restricted shares that vested during the year ended 31 December 2024 as well as the payment of dividends accrued during the vesting period and paid at the time of vesting. The previously disclosed values reflected the grant date fair value of the 2024 awards and the value of dividends accrued during the vesting period. The 2024 value of restricted shares that vested is based on the average of the high and low share price on the applicable vesting date. Based on the restated values described above, total remuneration changed for each of our Non-Executive Directors compared to the amount previously disclosed as follows: Ms. Douglas—decrease of $78,635; Mr. Hemmingsen—increase of $7,065; Mr.

Hirshberg—increase of $7,065; Ms. Holth—increase of $7,065; Mr. Jennings—decrease of $181,105; Mr. Maxwell—increase of $7,065; Ms. Pickard—increase of $125; and Mr. Sledge—increase of $9,378.

Our Non-Executive Directors will only receive remuneration for those services outlined in our Directors' Remuneration Policy, which was approved by our shareholders at the 2023 AGM held on 2 May 2023. There are no contracts or agreements that provide guaranteed amounts payable for service as a Non-Executive Director of Noble Corporation plc, and there are no similar arrangements that provide for any guaranteed remuneration (other than for any accrued amounts, if applicable, for services rendered as a Non-Executive Director) upon a Non-Executive Director's termination of service from our Board of Directors.

Performance Against Targets for STIP for our Executive Director

Our strategic objectives commit us to a balance of short-term goals and long-term ambitions. In order to assess delivery against these strategic objectives, we track progress against a number of financial and non-financial targets (Noble Scorecard). Importantly, those targets are used to assess the pay-out under the STIP annually. This ensures the alignment of our Executive Management with the interests of our shareholders.

In 2025, we continued to sponsor our STIP (approved by the Compensation Committee in January 2025), providing target incentive opportunities as a percentage of base salary that could pay out above or below target) based on the Noble Scorecard.

The 2025 scorecard incorporated financial and non-financial targets as set out below. All amounts paid under the STIP in 2025 were based on our company-wide performance against those targets.

The calculation of the performance components of the STIP and the aggregate STIP award paid to the Executive Director for 2025 are shown below:

2025 STIP Scorecard			Payout Targets			Payout		
Objectives	Measure	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Results	Factor	Multiple
Financial Measure	Normalized Cash Generation [1]	70%	$280 mm	$373 mm	$466 mm	$403 mm	1.32	0.93
Customer Satisfaction	Based on Customer QPR [2]	15%	5.9	6.3	6.7	6.475	1.44	0.22
Safety Performance [3]	Consequence Severity Index	15%	1,479	1,183	887	928	1.86	—
						Award Factor		1.15

[1] Normalized Cash Generation is defined by adjusted EBITDA minus capital expenditures, net interest expense, cash taxes, and cost to achieve synergies, adjusted for any non-recurring items. Cash flow figures presented above conform with accounting principles generally accepted in the United States ("US GAAP").

[2] Customer Satisfaction is measured by the average score from customer feedback in the Quarterly Performance Review ("QPR") from all rigs in operation.

[3] The Compensation Committee reduced the payout for achievement in Safety Performance to zero for the 2025 STIP due to a significant recordable safety incident in the first quarter of the year.

Year	Salary and Fees [1]	STIP Target	Multiplier	Total STIP Payout
	$			$
2025	995,883	130%	1.15	1,488,651

[1] The amount in this column represents salary paid in 2025. The STIP payout calculation is prorated based on our Executive Director's salary adjustment from $950,000 to $1,000,000 that was effective on 1 February 2025.

Long-term Incentive Plan Granted in 2025 for our Executive Director

In 2025, our CEO received an LTIP grant in the form of performance-vested restricted unit awards (70%) (PVRSUs) and time vested restricted unit awards (30%) (TVRSUs). The number of units underlying the total award was determined using a 7-trading day trailing VWAP as of the grant date, 3 February 2025.

Scheme Interest Type	Type of Interest Awarded	End of Performance Period	Target Award	Potential Amount Vesting	
				Minimum Performance (% of Scheme Interests)	Maximum Performance (% of Scheme Interests)
			$		
LTIP	TVRSU [1]	3/2/2028	2,456,894	N/A	N/A
LTIP	PVRSU [2]	31/12/2028	6,293,732	—%	200%

[1] Grant of 78,071 TVRSUs. The grant has been valued using the grant date value, which is the average of the high and low share price on the NYSE ($31.47) on the grant date, 3 February 2025.

[2] Grant of 182,163 PVRSUs. Values are based on target achievement level of non-market based performance metrics using the average of the high and low share price on the NYSE on the grant date of 3 February 2025 ($31.47) and, with respect to the market conditions, a Monte Carlo grant date valuation of $37.63.

Time-Vested Restricted Stock Unit Awards for our Executive Director

The following table presents information regarding the TVRSUs outstanding at the beginning and end of the year ended 31 December 2025 for our Executive Director:

Award Date	End of Vesting Period [1]	Unvested RSUs Outstanding at 1/1/2025	RSUs Granted	RSUs Vested	RSUs Forfeited	Unvested RSUs Outstanding at 31/12/2025	Market Price Per Share on Grant Date [2]	Market Value Per Share on 2025 Vesting Date [3]	Value on 2025 Vesting Date
							$	$	$
3/2/2023	3/2/2026	41,750	—	20,875	—	20,875	39.31	31.47	656,936
26/1/2024	26/1/2027	50,940	—	16,980	—	33,960	44.88	33.45	567,981
3/2/2025	26/1/2028	—	78,071	—	—	78,071	31.47	N/A	N/A
Total		**92,690**	**78,071**	**37,855**	**—**	**132,906**			**1,224,917**

[1] TVRSUs vest ratably over a three-year period.

[2] Average of the high and low share price on the NYSE on the grant date.

[3] Average of the high and low share price on the NYSE on the vesting date.

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

Performance-Vested Restricted Stock Unit Awards for our Executive Director

The following table presents information regarding the PVRSUs outstanding at the beginning and end of the year ended 31 December 2025 for our Executive Director:

Measurement Period	Settlement Date [1]	Unvested PVRSUs Outstanding at 1/1/2025	PVRSUs Granted	PVRSUs Vested [2]	PVRSUs Forfeited	Unvested PVRSUs Outstanding at 31/12/2025 [3]		Fair Value Per Share on Grant Date [4]	Market Value Per Share on Settlement Date [5]	Value on Settlement Date
						Target	Max	$	$	$
2023-2025	12/2/2026	93,937	—	113,663	—	—	—	59.01	42.10	4,785,212
2024-2026	26/1/2027	118,860	—	—	—	118,860	237,720	51.22	N/A	N/A
2025-2027	3/2/2028	—	182,163	—	—	182,163	364,326	37.63	N/A	N/A
Total		**212,797**	**182,163**	**113,663**	**—**	**301,023**	**602,046**			**4,785,212**

[1] PVRSUs vest, if at all, at the end of the three-year measurement period to which they relate. However, they are not settled until the scorecard is finalised and approved by the Compensation Committee.

[2] The number of PVRSUs vested is shown based on actual performance. See further details below regarding certified result for the 2023 PVRSU grant.

[3] PVRSUs are awarded at the target level and also shown here at maximum performance level.

[4] The fair value per share is based on a Monte Carlo grant valuation as well as the average of the high and low share price on the NYSE on the grant date.

[5] Market value per share is based on an average of the high and low share price on the NYSE on the settlement date.

Performance Against Targets for LTIP Vesting for our Executive Director

For 2025, PVRSUs constituted 70% of the annual award value. They will settle based on the achievement of specified corporate performance criteria over a three-year performance cycle. Generally, the number of PVRSUs that will settle, if any, is determined after the end of the applicable performance period and any PVRSUs that do not vest are forfeited. Upon settlement, PVRSUs convert into unrestricted shares. In setting the target number of PVRSUs, the Compensation Committee takes into consideration:

- market data;
- the award's impact on total remuneration;
- the performance of the executive during the last completed year; and
- the potential for further contributions by the executive in the future.

The Compensation Committee approved the target award levels in the tables below because it believes that if the Company performs at or above the mid-range relative to the companies in our Peer Group, remuneration levels should be commensurate with this performance. If the Company performs below this level, our remuneration levels should be lower than the mid-range. The maximum number of PVRSUs that can be awarded is 200% of the target award level.

The certified performance against the respective targets will determine the percentage of PVRSUs that will vest. In each case, the Company must exceed a threshold performance level in order for any of the PVRSUs to vest.

2025 PVRSU Performance Payout Scale for our Executive Director

The performance payout scale in the table below is applicable to grants made in 2025 for the 2025-2027 performance cycle.

Goal	50% Threshold	100% Target	200% Maximum	Weighting
Total Shareholder Return ("TSR") [1]	See matrix [1]	See matrix [1]	See matrix [1]	50.0%
Return On Invested Capital ("ROIC") [2]	7%	10%	13%	40.0%
ESG - Reduce CO_2 Emissions [3]	(-11%)	(-12%)	(-13%)	5.0%
ESG - Achievement of Sustainability Objectives [3]	Qualitative Determination by Compensation Committee [3]			5.0%

[1] Absolute TSR ("ATSR") and relative TSR ("RTSR") over the three-year performance period are assessed under the matrix shown below. For RTSR, performance will be assessed against the TSR Peer Group[4]. For purposes of the TSR calculations, the starting price is the volume weighted average share price for the 7-trading days prior to 1 January 2025 ($29.68) and the ending price will be calculated using the volume weighted average price over the 7-trading days period preceding the end of the performance period.

ATSR CAGR	RTSR Percentile				
	5th	4th	3rd	2nd	1st
15%	100%	125%	150%	175%	200%
10%	75%	87.5%	100%	125%	150%
5%	50%	62.5%	75%	87.5%	100%
≤ 0%	0%	25%	50%	62.5%	75%

[2] ROIC is defined as Earnings Before Interest and Taxes minus Cash Taxes divided by the sum of Average Shareholder Equity at the beginning and the end of the performance period and Average Net Debt measured at the beginning and end of the performance period.

[3] ESG Performance consists of two metrics, continued reduction of CO_2 emissions compared to our 2021 baseline emissions and achievement of the 14 sustainability initiatives as published in our Sustainability Report. Performance achievement will be measured qualitatively by the Compensation Committee and selected at its discretion.

[4] The TSR Peer Group includes the following companies: Transocean Ltd., Seadrill Limited, Valaris Limited, and the PHLX Oil Service Sector Index.

2023 PVRSU Payout

The 2023 PVRSUs that were granted on 3 February 2023 vested on 31 December 2025 and settled in February 2026.

The 2023 PVRSUs performance metrics were based on the achievement of TSR performance targets, realization of merger synergies as a result of the Business Combination with Maersk Drilling in September 2022, achievement of Free Cash Flow, and rig utilization targets as well as ESG performance.

The 2023 PVRSUs vested at 121% of target and were settled on 12 February 2026 based on the following performance achievements:

Performance Metric	Target	Actual Performance	Weight	Factor	Multiple
Total Shareholder Return ("TSR") [1]	See footnote (1)	RTSR - 28.6th percentile ATSR - 0%	33.33 %	0.5	0.17
Merger Integration - Synergy Realization [2]	$125M	$173M	33.34 %	1.78	0.59
Free Cash Flow [3]	See footnote (3)	$6.05/share	16.67 %	1.01	0.17
Total Utilization [4]	See footnote (4)	>75%	8.33 %	1.50	0.12
ESG Metrics [5]	Qualitative Assessment	Outstanding	8.33 %	1.9	0.16
				Total	**1.21**

[1] Absolute TSR ("ATSR") and relative TSR ("RTSR") over the three-year performance period were assessed under the matrix shown below. For RTSR, performance was assessed against the TSR Peer Group. For purposes of the TSR calculations, the starting price was the 20-day average stock price prior to the beginning of the performance period ($36.10) and the ending price was the average stock price for the last 20 trading-days at the end of the performance period ($29.79).

ATSR	RTSR Percentile		
	≤ 25th	25th < > 75th	≥75th
15%	100%	150%	200%
10%	75%	100%	150%
5%	50%	75%	100%
≤ 0%	0%	50%	75%

[2] Merger Integration Synergy Realization achievement was based on synergies realized in connection with the Business Combination with Maersk Drilling in September 2022, measured as of 31 December 2024. An additional multiplier of 1.25x applied to the performance achievement factor as a result of the Company achieving synergies of at least $125 million prior to 30 June 2024.

[3] Free Cash Flow achievement was assessed under the matrix shown below. Achievement was measured based on the sum of the free cash flow per share of the Company, achieved each year, over the 3-year performance period. The final Free Cash Flow performance score was calculated using the following as reported in our annual Form 10-K filing: Net cash provided by (used in) operating activities, less Capital expenditures, plus Proceeds from insurance claims, plus Proceeds from disposal of assets, net.

	Threshold	Target	Maximum
Free Cash Flow	$3/share	$6/share	$9/share

[4] Total Utilization achievement during the three year-performance period was assessed under the matrix shown below. Total Utilization was measured based on a calculation of the product of actual operating days of the Company's fleet, including cold stacked rigs, and total days available during the performance period, compared to fleet utilization of our peer companies during the performance period. Peer companies for measuring Total Utilization included Transocean Ltd, Seadrill Limited and Valaris Limited.

<25th	25th - 50th	>50th - 75th	>75th
—%	50%	100%	150%

[5] The Compensation Committee considered achievements in establishing a sustainable ESG framework, metrics and targets, and progress in long term carbon intensity reduction during the performance period and determined the payout factor for ESG performance to be 1.9 out of 2.0 for the 2023 PVRSUs.

The details of the 2023 PVRSU settlement to our Executive Director are set out in the following table.

	2023 PVRSUs	
Executive Director	**# PVRSUs granted**	**# of Total Earned PVRSUs**
Robert W. Eifler	93,937	113,663

Long-term Incentive Plan Grants in 2025

	Type of Grant		Target Award		Performance Conditions	Threshold Vesting Level	Performance Period End	Potential Amount Vesting	
								Minimum Performance (% of Scheme Interests)	**Maximum Performance (% of Scheme Interests)**
			$						
Executive Director									
Robert W. Eifler	PVRSUs	[1]	6,293,732	[2]	See details above	50%	31/12/2028	—%	200%
	TVRSUs	[1]	2,456,894	[3]	None	—	—	N/A	N/A
Non-Executive Directors [6]									
Patrice R. Douglas	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Claus V. Hemmingsen	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Alan J. Hirshberg	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Kristin H. Holth	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
H. Keith Jennings	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Alastair J. Maxwell	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Ann D. Pickard	TVRSUs	[4]	192,691	[5]	None	—	—	N/A	N/A
Charles M. Sledge	TVRSUs	[4]	255,316	[5]	None	—	—	N/A	N/A

[1] For the Executive Director, the total 2025 LTIP grant at target is based on $8,500,000 and the number of underlying units was determined using a 7-trading day trailing VWAP as of the grant date, 3 February 2025. Of the total grant, PVRSUs constituted 70% and TVRSUs 30%. See further details above beginning from the section "Long-term Incentive Plan Granted in 2025 for our Executive Director".

[2] The grant is shown based on target at 182,163 PVRSUs and has been valued using a Monte Carlo grant valuation as well as the average of the high and low share price on the NYSE ($31.47) on the grant date, 3 February 2025.

[3] Grant of 78,071 RSUs has been valued using the average of the high and low share price on the NYSE ($31.47) on the grant date, 3 February 2025.

[4] For the Non-Executive Directors, the 2025 grant is based on $200,000 with the exception of Mr. Sledge, whose grant is based on $265,000 due to his role of Chairman of the Board. The number of underlying units granted for all Non-Executive Directors was determined using a 7-trading day trailing VWAP as of the grant date.

(5) Grants of 6,123 RSUs to all Non-Executive Directors other than Mr. Sledge (8,113 RSUs) have been valued using the average of the high and low share price on the NYSE ($31.47) on the grant date, 3 February 2025.

(6) For the Non-Executive Directors, the RSUs vest one year after the grant date and when the RSUs vest, 60% of the award settles in shares and 40% settles in cash.

Pensions
Neither our Executive Director, nor any of the Non-Executive Directors, are entitled to retirement programmes and benefits under defined benefit plans, cash balance benefits, or to benefits under a hybrid arrangement which includes such benefits.

Payments to Past or Former Directors
There were no payments to past or former directors for the year ended 31 December 2025.

Payments for Loss of Office
There were no payments for loss of office for the year ended 31 December 2025.

Executive Director Severance Arrangement
Any severance benefits to be received by Mr. Eifler in the event of his termination of employment will be determined in accordance with the Executive Severance Plan and the Change of Control Severance Plan adopted by the Company in 2024.

The Executive Severance Plan provides that, subject to the terms and conditions of the plan, and contingent upon the execution of a separation agreement and release of claims, if Mr. Eifler experiences a "qualifying termination" (as defined under the Executive Severance Plan), he is entitled to receive the following:

A. an irrevocable lump sum cash payment, payable within 30 days following the date on which the separation agreement comes effective an irrevocable, in an amount equal to (i) the sum of the executive's base salary and target annual bonus and (ii) a multiple determined by the role of Mr. Eifler as President and CEO;

B. a pro-rata annual cash bonus for the year in which the termination occurs, payable in lump sum on or about the date such bonuses are paid to other employees of the Company;

C. subject to the executive's eligibility for and timely election of continued coverage under COBRA, continued medical, dental, and vision benefit coverage for Mr. Eifler and his or her covered dependents for up to 12 months;

D. outplacement services valued at up to $50,000;

E. full vesting of all outstanding time-vested equity awards; and

F. continued eligibility to vest in the participant's outstanding equity awards that are subject to performance-based vesting conditions, determined based on (i) actual performance, with respect to any completed performance periods or achieved performance measures, and (ii) with respect to any incomplete performance periods and performance measures, actual performance of the Company over the full performance period and pro-rated.

If Mr. Eifler experiences a "qualifying termination" within the 24-month anniversary of a "change in control" (as defined under the Executive Change in Control Severance Plan), subject to the terms and conditions of the Executive Change in Control Severance Plan, and contingent upon the execution of a separation agreement and release of claims, the terminated executive is entitled to receive the same severance benefits as they would receive under the Executive Severance Plan, except that (i) the severance multiple is greater, (ii) COBRA coverage will extend for up to 18 months, and (iii) all outstanding performance-based equity awards will accelerate and vest at target. A copy of the Executive Severance Plan and the Change of Control Severance Plan are available in our filings with the US Securities and Exchange Commission which can be accessed through our website, www.noblecorp.com.

Statement of the Directors' Shareholding and Share Interests
We have a share ownership policy that applies to our Directors and Executive Officers and provides for minimum share ownership requirements. The share ownership policy requirement for our Executive Director is six times his/her base salary and for our Non-Executive Directors is five times their annual retainer. Unless a Director is making reasonable

progress to satisfy the policy holding requirements, a Director may not sell or dispose of shares for cash. Once a Director meets the applicable stock ownership requirements, the share ownership policy requirements are satisfied even if there is a subsequent drop in the stock price that would result in a shareholding value that is below the threshold as long as no shares are sold. Unvested TVRSUs count towards the share ownership, but unvested PVRSUs do not. As set out below, as at 31 December 2025, Ms. Douglas, who joined as a Director on 4 September 2024, Ms. Holth, who joined as a Director on 3 October 2022, and Mr. Jennings, who joined as a Director on 22 November 2023, did not yet hold sufficient shares in the Company to meet the minimum share ownership requirements. However, in compliance with the policy, each Director is making reasonable progress to satisfy the share ownership requirement. The below table includes only shares beneficially owned, which excludes unvested TVRSUs.

The following table provides details on the Directors' beneficial shareholdings as at 31 December 2025 (including any interests of a connected person):

Director	Beneficially Owned Shares held at 1 January 2025	Vested shares in 2025 [1]	Changes in number of shares [2]	Beneficially Owned Shares held at 31 December 2025 [3]	Unvested TVRSUs held at 31 December 2025 [4]	Value in USD 31 December 2025 [5]	Share Ownership Requirement in 2025 [3]
						$	$
Robert W. Eifler	1,071,054	252,197	(86,886)	1,236,365	132,906	38,668,213	6,000,000
Patrice R. Douglas	3,749	1,276	—	5,025	6,123	314,820	500,000
Claus V. Hemmingsen	13,072	2,716	—	15,788	6,123	618,767	500,000
Alan J. Hirshberg	21,414	2,716	10,000	34,130	6,123	1,136,745	500,000
Kristin H. Holth	5,772	2,716	—	8,488	6,123	412,615	500,000
H. Keith Jennings	515	2,716	—	3,231	6,123	264,157	500,000
Alastair J. Maxwell [6]	6,477	6,390	—	N/A	N/A	N/A	N/A
Ann D. Pickard [6]	21,414	6,390	—	N/A	N/A	N/A	N/A
Charles M. Sledge	25,770	3,599	8,992	38,361	8,113	1,312,426	825,000

[1] These amounts do not include TVRSUs that settled in cash.

[2] For Mr. Eifler, represent shares withheld by the Company to satisfy tax withholding requirements on vesting of RSUs as well as an open market purchase in 2025. For Messrs. Hirshberg and Sledge, represents shares purchased on the open market in 2025.

[3] Fully vested shares and unvested TVRSUs count towards the ownership requirement; however, only fully vested shares are considered beneficially owned.

[4] Only unvested TVRSUs are included in this column as unvested PVRSUs do not count towards the share ownership.

[5] The value is based on the closing share price on the NYSE ($28.24) on 31 December 2025.

[6] Mr. Maxwell and Ms. Pickard ceased to serve as Directors as of 8 May 2025. Ownership requirements are no longer applicable after this date.

The following information is Unaudited.

Stock Performance Graph

Total return assumes the reinvestment of dividends, if any, in the security on the ex-dividend date. This graph depicts the past performance for the period from 9 June 2021, the day our shares were relisted on the NYSE, through 31 December 2025, and in no way should be used to predict future share performance. The Board has selected the SPX, the Dow Jones U.S. Oil & Equipment Services Index, and the OSX as comparisons for total shareholder return for purposes of UK requirements as they represent good market comparisons to Noble.



Chief Executive Officer's Remuneration in the Past Ten Years

	2021	2022	2023	2024	2025
CEO single figure [1] ($'000)	25,270,516	8,374,467	10,622,942	67,941,945	11,302,062
Bonus (% of maximum awarded)	67 %	39 %	73.5 %	55 %	58 %
Performance-based LTI (% of maximum vesting)	— %	— %	84.86 %	71.5 %	60.5 %

[1] CEO remuneration is composed of base salary, STIP attributable to the performance year, value of LTI awards vesting and accrued dividends paid, and all other remuneration as outlined in our Directors' Remuneration Policy.

Percentage Change in Director and Employee Remuneration

The table below shows the percentage year-on-year change in salary, STIP, and all taxable benefits between the years ended 31 December 2025, 2024, and 2023 for the CEO compared to the average of such remuneration for the US shorebased employees. This comparative employee group was chosen as the make-up and calculation of their remuneration for the categories in the table below most closely resembles that of our CEO.

	Salary and Fees [1]		All Taxable Benefits		Money or other assets received/receivable for the relevant financial year [2]	
	(% change)		(% change)		(% change)	
	2025 - 2024	2024 - 2023	2025 - 2024	2024 - 2023	2025 - 2024	2024 - 2023
CEO	5.3 %	5.6 %	(94.9)%	87.3 %	10.6 %	(18.6)%
Patrice R. Douglas	>100%	N/A	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Claus V. Hemmingsen	(16.6)%	32.8 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Alan J. Hirshberg	(23.5)%	26.9 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Kristin H. Holth	(21.4)%	28.0 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
H. Keith Jennings	(21.2)%	>100%	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Alastair J. Maxwell	(68.5)%	20.9 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Ann D. Pickard	(72.7)%	22 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Charles M. Sledge	(27.7)%	46.2 %	N/A [3]	N/A [3]	N/A [3]	N/A [3]
Average of US shorebased employees [4]	5 %	4.3 %	(7.2)%	10.3 %	19.5 %	(21.8)%

[1] For CEO and US shorebased employees, year-on-year change is calculated using the annualised year end salary of the first stated year compared to the annualised year end salary of the second stated year. Change in "All Taxable Benefits" for our CEO from "2024-2023" revised to reflect the reclassification of previously reported values. Refer to 2025 and 2024 Remuneration of Executive Director above for additional details.

For Non-Executive directors, year-on-year change is calculated based on total amount of retainers (annual/committees/supplemental/travel). For Non-Executive directors, changes in remuneration are dependent on committee participation. Ms. Douglas joined the Board in 2024, and Mr. Maxwell and Ms. Pickard ceased to serve on the Board as of 08 May 2025.

[2] STIP payment attributable to the stated performance year.

[3] This element of remuneration was not applicable to Non-Executive Directors.

[4] Noble Corporation plc has no employees. These metrics are based on the change in average pay for US shorebased employees within the Group for the years ended 31 December 2025, 2024, and 2023. For STIP and all taxable benefits, only eligible employees are included in the average.

NOBLE CORPORATION PLC AND SUBSIDIARIES
DIRECTORS' REMUNERATION REPORT

CEO Pay Ratio

As at 31 December 2025, Noble Corporation plc did not meet the minimum threshold of 250 employees in the UK required for CEO pay ratio to be disclosed. In order to establish our UK employee population, we considered onshore employees on our UK payroll as well as offshore employees, working in the UK, but employed through legal entities outside the UK.

Relative Importance of Spend on Pay

The table below shows the total spend on pay compared to other key financial metrics and indicators:

	Year Ended 31 December		
	2025	**2024**	**% Change**
Employee costs ($'000s)	1,004,198	891,968	13 %
Dividends paid ($'000s)	317,643	277,831	14 %
Share repurchases ($000s)	20,000	299,989	(93)%
Average number of employees	3,862	4,287	(10)%
Revenue ($'000s)	3,283,809	3,046,787	8 %
Income before income tax ($'000s)	299,727	553,556	(46)%

Additional information on the average number of employees, total revenues, and income before income taxes has been provided for context. The majority of our workforce (approximately 77%) are located offshore.

2026 Executive Remuneration Design

In establishing the 2026 base salary, STIP target and LTI award for our Executive Director, President and Chief Executive Officer, the Compensation Committee considered a variety of factors including the Compensation Committee's remuneration philosophy, market, and proxy remuneration data, and individual performance in the prior year. For 2026, the Executive Director's base salary remains at $1,000,000 and his STIP target remains at 130% of base salary. As in 2025, the funding mechanism for the 2026 STIP is linked directly to strategic, financial, and operational performance. For 2026, the STIP performance goals and corresponding weighting are normalized cash generation (70%), customer satisfaction (15%), and safety index (15%). The Company will provide a full disclosure of targets and actual results in its 2027 report due to the commercially sensitive nature of the targets.

The value of the 2026 LTI award for our Executive Director increased by 15% from 2025. The ratio of PVRSUs to TVRSUs for the 2026 LTIP award remained consistent with 2025 as the Compensation Committee believes that the focus on pay-for-performance provided by the existing design of our LTI programme remains the best mechanism to support the achievement of the Company's strategic objectives. The PVRSUs granted vest over a three-year performance period and the TVRSUs vest on a three-year ratable vest schedule. The performance goals for the 2026 PVRSUs and the corresponding weightings are achievement of absolute and relative total shareholder returns (50%), Relative Unlevered Free Cash Flow Yield (40%), and ESG metrics (10%).

Consideration by the Directors of Matters Relating to Directors' Remuneration

The Compensation Committee of our Board is responsible for determining the remuneration of our Directors and Executive Officers and for establishing, implementing, and monitoring adherence to our Remuneration Policy. The Compensation Committee operates independently of management and receives remuneration advice and data from outside independent advisors.

The Compensation Committee charter authorises the committee to retain, as it deems necessary, independent advisors to provide advice and evaluation of the remuneration of Directors or Executive Officers, or other matters relating to remuneration, benefits, incentive, and equity-based remuneration plans and corporate performance. The Compensation Committee is further authorised to approve the fees and retention terms of any independent advisor that it retains.

In 2020, the Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian"), an independent consulting firm, to serve as the Compensation Committee's remuneration consultant, a role in which they continue to serve. After review and consultation with Meridian, the Compensation Committee has determined that the firm is independent as required under the NYSE rules and there is no conflict of interest resulting from retaining the firm currently or during 2025. Additionally, Meridian provides advice and consulting services solely pertaining to executive and director remuneration to the Compensation Committee and does not provide any additional services on behalf of management.

The remuneration consultant reports to and acts at the direction of the Compensation Committee and is independent of management, provides comparative market data regarding Executive Officer and Director remuneration to assist in establishing reference points for the principal components of remuneration, and provides information regarding remuneration trends in the general marketplace and regulatory and compliance developments. The remuneration consultant regularly participates in the meetings of the Compensation Committee and meets privately with the Compensation Committee at each Compensation Committee meeting. The total fees paid to Meridian Compensation Partners, LLC for their services was $230,190 for the year ended 31 December 2025.

The members of the Compensation Committee are Alan J. Hirshberg, Patrice R. Douglas, and Charles M. Sledge.

This Directors' Remuneration Report was approved by the Board of Directors on 11 March 2026 and signed on its behalf of by:

Robert Eifler, Director

12 March 2026



First Choice Offshore.®

NOBLE CORPORATION plc
2101 City West Boulevard,
Suite 600, Houston, Texas 77042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

_____

Commission file number: 001-41520

Noble Corporation plc

(Exact name of registrant as specified in its charter)

England and Wales	98-1644664
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification number)**

2101 City West Boulevard, Suite 600, Houston, Texas, 77042
(Address of principal executive offices) (Zip Code)
Registrant's Telephone Number, Including Area Code: (281) 276-6100

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
A Ordinary Shares, par value $0.00001 per share	**NE**	**New York Stock Exchange**
Tranche 1 Warrants of Noble Corporation plc	**NE WS**	**New York Stock Exchange**
Tranche 2 Warrants of Noble Corporation plc	**NE WSA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether each registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether each registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.D-1(b). ☐

Indicate by check mark whether each registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2025, the aggregate market value of the registered shares of Noble Corporation plc held by non-affiliates was $3.4 billion based on the closing price of such shares on such date as reported on the New York Stock Exchange.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

Number of shares outstanding at February 6, 2026: Noble Corporation plc — 159,197,398

DOCUMENTS INCORPORATED BY REFERENCE
Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K will be incorporated by reference from the proxy statement for the 2026 Annual Meeting of Stockholders of Noble Corporation plc to be filed with the Securities and Exchange Commission.

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("the Exchange Act"). All statements other than statements of historical facts included in this report or in the documents incorporated by reference are forward looking statements, including those regarding expected financial performance, revenues, expected utilization, fleet status, stacking of rigs, effects of new rigs on the market revenues, the impact of acquisitions or divestments, operating expenses, cash flows, contract status, tenders, terms and duration, dayrates, termination and extensions, contract backlog, the availability, delivery, mobilization, stacking or reactivation, contract commencement, relocation or other movement of rigs and the timing thereof, contract claims, capital expenditures, insurance maintenance and renewals, access to financing, rig demand, peak oil, the offshore drilling market, oil prices, production levels among members of the Organization of Petroleum Exporting Countries ("OPEC") and other oil and gas producing nations (together with OPEC, "OPEC+"), and any expectations we may have with respect thereto, our future financial position, business strategy, impairments, repayment of debt, credit ratings, liquidity, borrowings under any credit facilities or other instruments, sources of funds, cost inflation, planned acquisitions or divestitures of assets, governmental regulations and permitting, taxes and tax rates, indebtedness covenant compliance, dividends and distributable reserves, share repurchases, the impacts of sustainability matters; the outcome of tax disputes, assessments and settlements, and expense management, the outcome of any dispute, litigation, audit or investigation, plans, foreign currency requirements, results of joint ventures, general economic, market, including inflation and recessions, trends and outlook, general political conditions, including political tensions, conflicts and war, timing, benefits or results of acquisitions or dispositions, and timing for compliance with any new regulations. When used in this report or in the documents incorporated by reference, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "on track," "plan," "possible," "potential," "predict," "project," "should," "would," "shall," "target," "will," and similar expressions are intended to be among the terms that identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and we undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. Actual results may differ materially from any future results expressed or implied by such forward-looking statements and the expectations expressed in forward-looking statements are subject to a number of risks, uncertainties and assumptions, which include, but are not limited to: a decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, price competition and cyclicality in the offshore drilling industry, offshore rig supply, dayrates and demand for rigs, contract duration, renewal, terminations and repricing, national oil companies and governmental clients, contract backlog, customer and geographic concentration, operational hazards and risks, labor force unionization, labor interruptions and labor regulations, major natural disasters, catastrophic events, acts of war, terrorism or social unrest, pandemic, or other similar events, joint ventures as well as investments in associates, international operations and related mobilization and demobilization of rigs, operational interruptions, delays, upgrades, refurbishment and repair of rigs and any related delays and cost overruns or reduced payment of dayrates, impacts of inflation and changes in global trade policy, including tariffs and other trade restrictions, renewal of insurance, protection of sensitive information, operational technology systems and critical data, the ability to attract and retain skilled personnel or the increased cost in doing so, supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases, future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions, hurricanes and windstorm damage, responding to long-term changes in the energy mix, nonperformance of suppliers or third-party subcontractors, compliance with governmental laws and regulations, heightened attention to sustainability matters, including climate change and accountability for public statements about sustainability efforts, compliance with anti-bribery or anti-corruption, international trade laws and regulations, litigation, our ability to maintain effective disclosure controls and procedures and internal control over financial reporting, impairments on property and equipment, including rigs and related capital spares, operating and financial restrictions, and maintenance of covenants in our debt documents, tax disputes, or tax challenges as well as the "Risk Factors" referenced or described in Part I, Item 1A. "Risk Factors" of this Annual Report and in our other filings with the Securities and Exchange Commission ("SEC"). We cannot control such risk factors and other uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us. Future quarterly dividends and other shareholder returns will be subject to, amongst other things, approval by the Board of Directors and may be modified as market conditions dictate.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operating results, and financial condition.

Risks Related to Our Business and Operations

- our business depends on the level of activity in the oil and gas industry;
- the offshore contract drilling industry is a highly competitive and cyclical business;
- an oversupply of offshore rigs;
- our ability to renew or replace existing contracts;
- contracting with national oil companies;
- our current backlog of contract drilling revenue may not be ultimately realized;
- our substantial dependence on several customers and geographic locations;
- operating hazards inherent to the offshore drilling business;
- risks associated with unionization efforts, labor interruptions, and labor regulations;
- a major natural disaster, catastrophic event, acts of war, terrorism or social unrest, pandemic, or other similar event;
- risks associated with participation in joint ventures and investments in associates;
- risks relating to operations in international locations;
- upgrades, refurbishment, operating, and maintenance costs of our rigs (including any associated tariffs) as well as related operational interruptions and delays in operations or access to funding;
- inflation may adversely affect our operating results;
- obtaining and maintaining insurance;
- our and our service providers or other third parties' failure to adequately protect sensitive information and operational technology systems and critical data;
- our failure to attract and retain skilled personnel;
- supplier capacity constraints or shortages in parts or equipment or price increases;
- risks associated with future mergers, acquisitions, or dispositions of businesses or assets;
- seasonal weather events and related windstorm damage or liabilities;
- our failure to effectively and timely respond to the impact of long-term changes in the energy mix;
- the potential for substandard performance or nonperformance by third-party suppliers and subcontractors upon which we rely;
- risks associated with creating and executing new business models;

Regulatory and Legal Risks

- the impact of governmental laws and regulations on our costs and drilling activity;
- heightened attention to sustainability matters;
- changes in, compliance with, or our failure to comply with certain laws and regulations;
- violations of anti-bribery or anti-corruption laws;
- compliance with complex laws and regulations governing international trade;
- we are, or in the future could be, subject to litigation;

Financial, Tax, and Governance Risks

- we may record impairment charges on property and equipment;
- the 2023 Revolving Credit Agreement, the indentures for the 2030 Notes and the Diamond Second Lien Notes (each as defined herein), and future facilities may contain various restrictive covenants limiting the discretion of our management in accessing liquidity or operating our business;

- the impact of a loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies, or the taxable presence of our subsidiaries in certain countries on our tax rate on our worldwide earnings;
- variance in our effective income tax rate;
- fluctuations in exchange rates;
- the interest of certain majority shareholders;
- the uncertainty of future dividends or future share repurchases;
- our structure as a holding company that is dependent upon cash flows from subsidiaries, joint ventures, and associates; and
- dilutive effects on shareholders, or impairment to our ability to raise capital for operations, from future equity sales and warrant exercises.

For a more complete discussion of the material risks facing our business, see Part I, Item 1A, "Risk Factors" below.

PART I

Item 1. Business.

Overview

Noble Corporation plc, a public limited company incorporated under the laws of England and Wales ("Noble"), is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. We deliver our services through a high-specification fleet of floating and jackup rigs and the deployment of our drilling rigs in oil and gas basins around the world. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. As of December 31, 2025, our fleet of 36 drilling rigs consisted of 25 floaters and 11 jackups.

On June 9, 2024, Noble entered into an agreement and plan of merger (the "Diamond Merger Agreement") with Diamond Offshore Drilling, Inc. ("Diamond"), Dolphin Merger Sub 1, Inc., and Dolphin Merger Sub 2, Inc., under which Noble would acquire Diamond in a stock plus cash transaction (the "Diamond Transaction"). On September 4, 2024 (the "Diamond Closing Date"), Noble completed its acquisition of Diamond.

For additional information, see "Note 2 — Acquisitions and Divestitures" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

References in this Annual Report on Form 10-K to "Noble," the "Company," "we," "us," and "our" refer collectively to Noble and its consolidated subsidiaries on and after the Diamond Closing Date, as applicable.

Contract Drilling Services

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent, and government-owned or controlled oil and gas companies throughout the world.

We typically provide contract drilling services under an individual contract on a dayrate basis. Each contract's final terms and conditions are the result of negotiations with our customers or other counterparties, and many contracts are awarded through a competitive bidding process. The following terms generally describe the key aspects of our contracts:

- contract duration extending over a specific period of time or a period necessary to drill a defined number of wells;
- payment of compensation to us (generally in US dollars, although some customers or other counterparties, typically national oil companies, require a part of the compensation to be paid in local currency) on a "daywork" basis, so that we receive a fixed amount (unless the contract contains a performance-based component) for each day ("dayrate") that the drilling unit is operating under contract (a lower rate or no compensation is payable during periods of equipment breakdown and repair, adverse weather, or in the event operations are interrupted by other conditions, some of which may be beyond our control);
- provisions permitting early termination of the contract by the customer or other counterparties (i) if the unit is lost or destroyed, (ii) if operations are suspended for a specified period of time due to breakdown of equipment or breach of contract, or (iii) for convenience with the payment of contractually specified termination amounts;
- provisions allowing the impacted party to terminate the contract if specified "force majeure" events beyond the contracting parties' control occur for a defined period of time;
- payment by us of the operating expenses of the drilling unit, including labor costs and the cost of incidental supplies;
- provisions that allow us to recover our mobilization and demobilization costs associated with moving a drilling unit from one regional location to another which, under certain market conditions, may not allow us to receive full reimbursement of such costs;
- provisions that allow us to recover certain cost increases from our customers in certain long-term contracts;
- provisions that require us to lower dayrates for documented cost decreases in certain long-term contracts; and

- provisions that allocate responsibility and liability through indemnification provisions for risks related to personal injury, property damage or loss, environmental damages, damage to the reservoir, and other matters.

Under our drilling contracts, liability with respect to personnel and property is typically assigned on a "knock-for-knock" basis, which means that we and our customers or other counterparties assume liability for our respective personnel and property, generally irrespective of the fault or negligence of the party indemnified. In addition, our customers or other counterparties may indemnify us in certain instances for damage to our down-hole equipment and, in some cases, our subsea equipment. Also, we generally obtain a mutual waiver of consequential losses in our drilling contracts.

Our customers typically assume responsibility for and indemnify us from loss or liability resulting from pollution or contamination, including third-party damages and clean-up and removal, arising from operations under the contract and originating below the surface of the water. We are generally responsible for pollution originating above the surface of the water and emanating from our drilling units. Additionally, our customers typically indemnify us for liabilities incurred as a result of a blow-out or cratering of the well and underground reservoir loss or damage. In the current market, we are under increasing pressure to accept exceptions to the above-described allocations of risk and, as a result, take on more risk. In such cases where we agree, we generally limit the exposure with a monetary cap and other restrictions.

During periods of depressed market conditions, our customers or other counterparties may attempt to renegotiate or repudiate their contracts with us, although we seek to enforce our rights under our contracts. The renegotiation may include changes to key contract terms, such as pricing, termination, and risk allocation.

For a discussion of our backlog of commitments for contract drilling services, please read Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations— Contract Drilling Services Backlog."

Drilling Fleet
Noble is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile, and technically advanced fleets of mobile offshore drilling units in the offshore drilling industry. Noble provides, through its subsidiaries, contract drilling services with a fleet of 31 offshore drilling units, consisting of 25 floaters and 6 jackups at the date of this report, focused largely on ultra-deepwater and ultra-harsh environment drilling opportunities in both established and emerging regions worldwide. Each type of drilling rig is described further below. Several factors determine the type of unit most suitable for a particular job, the most significant of which include the water depth and the environment of the intended drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. At December 31, 2025, our fleet was operating in Africa, Far East Asia, the North Sea, Oceania, South America, and the United States Gulf of America (the "US Gulf"). Our fleet consists of the following types of mobile offshore drilling units:

Floaters. A drillship is a type of floating drilling unit that is based on the ship-based hull of the vessel and equipped with modern drilling equipment that gives it the capability of easily transitioning from various worldwide locations and carrying high capacities of equipment while being able to drill ultra-deepwater oil and gas wells in up to 12,000 feet of water. Drillships can stay directly over the drilling location without anchors in open seas using a dynamic positioning system ("DPS"), which coordinates position references from satellite signals and acoustic seabed transponders with the drillship's six to eight thrusters to keep the ship directly over the well that is being drilled. Drillships are selected to drill oil and gas wells for programs that require a high level of simultaneous operations, where drilling loads are expected to be high, or where there are occurrences of high ocean currents, where the drillship's hull shape is the most efficient. Noble's fleet consists of 17 drillships capable of water depths from 10,000 feet to 12,000 feet.

Semisubmersible drilling units are designed as a floating drilling platform incorporating one or several pontoon hulls, which are submerged in the water to lower the center of gravity and make this type of drilling unit exceptionally stable in the open sea. Semisubmersible drilling units are generally categorized in terms of the water depth in which they are capable of operating, from the mid-water range of 300 feet to 4,000 feet, the deepwater range of 4,000 feet to 7,500 feet, to the ultra-deepwater range of 7,500 feet to 12,000 feet as well as by their generation, or date of construction. This type of drilling unit typically exhibits excellent stability characteristics, providing a stable platform for drilling even in rough seas. Semisubmersible drilling units hold their position over the drilling location using either an anchored mooring system or a DPS and may be self-propelled. Noble's fleet consists of 8 moored ultra-deepwater semisubmersible drilling units.

Jackups. Jackup drilling units are designed to provide drilling solutions in depths ranging from less than 100 feet to as deep as 500 feet of water with drilling hook loads up to 2,500,000 pounds. Jackup rigs can be used in open water exploration locations, as well as over fixed, bottom-supported platforms. A jackup drilling unit is a towed mobile vessel consisting of a floating hull equipped with three or four legs, which are lowered to the seabed at the drilling location. The hull is then elevated out of the water by the jacking system using the legs to support the weight of the hull and drilling equipment against the seabed. Once the hull is elevated to the desired level, or "jacked up", the drilling package can be extended out over an existing production platform or the open water location and drilling can commence. Noble's fleet of 6 jackups consists of high-specification units capable of drilling in up to 500 feet of water.

The following table presents certain information concerning our offshore fleet at February 12, 2026. We own and operate all of the units included in the table. The table excludes certain rigs currently operating under a bareboat charter agreement.

Name	Make	Year Built	Water Depth Rating (feet) [1]	Drilling Depth Capacity (feet)	Location	Status [2]
Floaters—25						
Drillships—17						
Noble Bob Douglas	GustoMSC P10000	2013	12,000	40,000	Guyana	Active
Noble Don Taylor	GustoMSC P10000	2013	12,000	40,000	Guyana	Active
Noble Faye Kozack	Samsung 96000	2013	12,000	40,000	Brazil	Active
Noble Gerry de Souza	Samsung 120000 Double Hull	2011	12,000	40,000	Nigeria	Active
Noble Globetrotter I	Globetrotter Class	2011	10,000	30,000	Bulgaria	Active
Noble Globetrotter II	Globetrotter Class	2013	10,000	30,000	US Gulf	Held for sale
Noble Sam Croft	GustoMSC P10000	2014	12,000	40,000	Guyana	Active
Noble Stanley Lafosse	Samsung 96000	2014	12,000	40,000	US Gulf	Active
Noble Tom Madden	GustoMSC P10000	2014	12,000	40,000	Guyana	Active
Noble Valiant	Samsung 96000	2014	12,000	40,000	Suriname	Active
Noble Venturer	Samsung 96000	2014	12,000	40,000	Ghana	Active
Noble Viking	Samsung 96000	2014	12,000	40,000	Philippines	Active
Noble Voyager	Samsung 96000	2015	12,000	40,000	US Gulf	Active
Noble BlackRhino	Gusto P10000	2014	12,000	40,000	US Gulf	Active
Noble BlackHawk	Gusto P10000	2014	12,000	40,000	US Gulf	Active
Noble BlackHornet	Gusto P10000	2014	12,000	40,000	US Gulf	Active
Noble BlackLion	Gusto P10000	2015	12,000	40,000	US Gulf	Active
Semisubmersibles—8						
Noble Deliverer	DSS21-DPS2	2010	10,000	40,000	Malaysia	Available
Noble Developer	DSS21-DPS2	2009	10,000	40,000	Suriname	Active
Noble Discoverer	DSS21-DPS2	2009	10,000	40,000	Colombia	Active
Noble Patriot	Bingo 3000	1983	1,500	20,000	UK	Active
Ocean Apex	Enhanced Victory	1976/2014	6,000	30,000	Australia	Available
Noble Courage	F&G ExD Millennium	2009	10,000	40,000	Brazil	Active
Noble Endeavor	Enhanced Victory	1975/2006	10,000	35,000	South America	Active
Ocean GreatWhite	Moss CS-60E	2016	10,000	35,000	Norway	Active
Independent Leg Cantilevered Jackups—6						
Harsh environment—1						
Noble Resolve	MCS CJ50-X100 MC	2009	350	30,000	Spain	Held for sale
Ultra-harsh environment—5						
Noble Innovator	MCS CJ70-150MC	2003	492	30,000	UK	Active
Noble Integrator	MCS CJ70-X150 MD	2015	492	40,000	Norway	Active
Noble Interceptor	MCS CJ70-X150 MD	2014	492	40,000	Norway	Active
Noble Intrepid	MCS CJ70-X150 MD	2014	492	40,000	UK	Active
Noble Invincible	MCS CJ70-X150 MD	2016	492	40,000	Norway	Active

Rated water depth for drillships and semisubmersibles reflects the maximum water depth for which a floating rig has been designed for drilling operations.

(2) Rigs listed as "active" are operating, preparing to operate, or under contract; rigs listed as "available" are actively seeking contracts and may include those that are idle or warm stacked.

Market

The offshore contract drilling industry is a highly competitive and cyclical business. Demand for offshore drilling services is driven by the offshore exploration and development programs of oil and gas operators, which in turn are influenced by many factors. Those factors include, but are not limited to, the price and price stability of oil and gas, the relative cost and carbon footprint of offshore resources within each operator's broader energy portfolio, global macroeconomic conditions, world energy demand, the operator's strategy toward renewable energy sources, environmental considerations, and governmental policies.

In the provision of offshore contract drilling services, success in securing contracts is primarily governed by price, a rig's availability, drilling capabilities and technical specifications, and the drilling contractor's safety performance record. Other factors include experience of the workforce, process efficiency, condition of equipment, operating integrity, reputation, industry standing, and client relations.

We maintain a global operational presence and compete in many of the major offshore oil and gas basins worldwide with a primary focus on the deepwater and ultra-deepwater floater market and ultra-harsh environment jackup market. All our drilling rigs are mobile, and we may reposition our drilling rigs among regions for a variety of reasons, including in response to customer requirements. We compete in both the floating and ultra-harsh jackup rig markets, each of which may have different supply and demand dynamics at a given period in time or in different regions.

We have one of the youngest and highest specification fleets of global scale in the industry, with diversification across geographic regions and customers. The Company has a track record of industry-leading utilization, coupled with a commitment to best-in-class safety performance and customer satisfaction. We strive to be a leader in industry innovation and first-mover in sustainability.

The offshore drilling industry has historically experienced significant volatility and change. In recent years, however, oil prices have generally remained at levels that are supportive of offshore exploration and development activity and global rig demand recovered to eclipse pre-pandemic levels, albeit with a steady downtrend since 2022 post-pandemic highs. Spot prices for Brent crude have recently settled in the mid to high $60s per barrel during early 2026 compared to an average price of $68 per barrel during 2025. Current demand and utilization levels are supported by the combination of the outlook for longer-term commodity prices, heightened focus on energy security, the capital intensity of depletion replacement, and relative attractiveness of offshore plays with respect to both cost and carbon emissions. The increase in global rig demand since 2021 has had a positive impact on dayrates for most rig classes, although dayrates have decreased moderately since recent highs during 2023 and 2024.

The global rig supply has come down from historic highs as Noble and other offshore drilling contractors have retired less capable and idle assets. Concurrently, the incoming supply of newbuild offshore drilling rigs has diminished materially, with very few newbuild rigs now remaining stranded in shipyards.

Although the market outlook in our business varies by geographical region and water depth and, despite recent downward pressure on the price of oil, we remain encouraged by the long-term outlook in the ultra-deepwater floater market. Our customers continue to focus on our highest specification floaters, which represents the majority of our floater fleet. Assuming current market fundamentals, continued customer prioritization towards these highest specification floaters could result in lower utilization for our lower specification drillships and our semi-submersibles. Demand for midwater semisubmersibles is primarily driven by brownfield activity in mature basins, especially in Northwest Europe, South America, and the Asia Pacific regions, where a generally stable level of baseload demand is supported by infield drilling and plug and abandonment requirements. Our ultra-harsh environment jackups operating in Norway and the UK experienced less cyclical improvement than the floater fleet during 2022-2024, but have recently begun to realize improving utilization.

While we remain encouraged about overall long-term rig demand, as evidenced by recent multi-year, multi-rig contracts that we have booked into backlog, the near-term outlook for both floaters and jackups over the next several quarters continues to present lingering utilization headwinds compared to 2023-2024 levels. Furthermore, economic uncertainty and lower commodity prices arising from recent trade policy and tariffs, compounded with OPEC's stated intent to increase oil production, collectively present a potential for additional demand risk for offshore rigs in the near term.

Across the broader offshore drilling market, recent contract awards and open tenders show an increasing proportion of multi-year contracts, although a significant number of shorter-term commitments continue to be fixed as well. Longer-term contracts can generally provide economic efficiencies by reducing the number of rig contract start-ups, both with different customers and among different regions, which is expected to reduce incremental resources and costs. On the other hand, certain multi-year contracts that are scheduled to commence a year or more into the future can present near-term utilization inefficiency due to challenges with filling interim availability on the assets.

The energy transition from hydrocarbons to renewables poses a challenge to the oil and gas sector and our market. Energy rebalancing trends sharply accelerated over the past decade as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources, although this trend has moderated or even reversed in certain jurisdictions in more recent years with shifting political priorities. Our industry could be further challenged as resource holders and policy makers continue to evaluate and calibrate strategies and capital flows to address global energy needs. Ultimately, however, there continues to be a global dependence on products made from hydrocarbons and on the combustion of hydrocarbons to provide reliable and affordable energy. Low-cost and low-emission barrels are expected to be the most attractive conventional source to meet energy needs both currently and in the future. Global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and lasting role in meeting this demand.

Significant Customers
During the three years ended December 31, 2025, we principally conducted our contract drilling operations in Africa, Far East Asia, the North Sea, Oceania, South America, and the US Gulf. The following table sets forth revenues from our customers as a percentage of our consolidated operating revenues:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Exxon Mobil Corporation ("ExxonMobil")	19.7 %	22.1 %	24.5 %
BP	13.2 %	(1)	(1)
Petrobras	12.5 %	(1)	(1)
TotalEnergies	(1)	(1)	10.5 %
Shell plc	(1)	12.3 %	13.6 %

[1] Amount was less than 10% for the year presented.

No other customer accounted for more than 10% of our consolidated operating revenues in 2025, 2024, or 2023.

Human Capital
At December 31, 2025, we had approximately 4,500 employees, excluding approximately 1,400 persons we engaged through labor contractors or agencies. Approximately 77% percent of our workforce is located offshore. Certain of our employees and contractors in international markets, such as Norway and Denmark, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation, and we consider our employee relations to be satisfactory.

For additional information, please read Part I, Item 1A, "Risk Factors—Risks Related to Our Business and Operations—Unionization efforts, labor interruptions, and labor regulations could have a material adverse effect on our operations."

Safety and Environmental Stewardship. Noble is committed to operating with excellent health, safety, and environmental ("HSE") performance as an integral part of our business strategy, adding value for employees, customers, and shareholders. All personnel, regardless of job or position onboard our vessels or at any Noble facility, has the authorization and obligation to immediately stop any unsafe act, practice, or job that poses an unaddressed or unreasonable risk to people or the environment.

Our pursuit of exceptional HSE performance begins with our strong corporate culture that prioritizes proactive risk management, compliance with standards, and continuous improvement. This commitment is reinforced through Noble Peak, our safety philosophy focused on building capacity for safe work, learning from everyday operations, and fostering resilience. Noble Peak emphasizes mindset, skillset, and toolset—empowering teams to adapt, communicate, and learn continually—because safety is not just the absence of incidents, but the presence of defenses and capabilities.

To strengthen how we think about risk, Noble is moving beyond traditional lagging indicators such as IADC TRIR and LTIR. These legacy metrics often focus on frequency rather than severity, which can obscure the true risk profile of our operations. Our Potential Consequence Severity Index ("PCSI") addresses this gap by weighting events based on both actual and potential consequences. This approach helps ensure that serious hazards and high-risk exposures receive the attention they deserve—even when no injury occurs. PCSI is intended to drive proactive learning and prioritization, helping us focus on eliminating life-altering risks and building resilience rather than simply counting incidents.

Training and Continuing Education. We place considerable value on the training and development of our employees. Accordingly, we conduct formal and informal meetings with employees, regular executive-led podcasts, issue periodic publications of Company activities and other matters of interest to the Company's OneNoble app, and offer a variety of training, including in-house through NobleAdvances, our state-of-the-art training facility in Texas. Noble has learned that technical skills are not enough to keep pace in our fast-changing offshore environments. NobleAdvances allows us to deliver scenario-based drilling and marine training with a strong focus on communication, biases, and emergency decision making. This approach is designed to enable Noble employees to execute our procedures effectively and solve complex technical problems in challenging offshore conditions.

Government Regulation

Our operations are subject to federal, state, and local laws and regulations in the U.S. and other jurisdictions where we operate, including those relating to drilling services, exploration, development, and production, and other activities in the oil and gas industry, international maritime standards, worker health and safety, taxation, import and export, corruption, sanctions, trade, labor and employment, data privacy and security, and environmental protection. Compliance with these laws has in the past and may continue to require significant expenditures and operating costs.

In particular, environmental laws and regulations regarding emissions (including greenhouse gases and methane), water discharges, wastewater and stormwater management, chemical handling and storage, hazardous and non-hazardous waste generation and disposal, endangered species and habitat protection, noise and dust, site remediation, and spill prevention and response require ongoing attention and resources to support compliance. Changes in standards or enforcement priorities can increase our cost of doing business and affect utilization and margins. Similarly, environmental non-compliance incidents could expose us to investigations, administrative orders, civil or criminal penalties, natural resource damages, remediation and restoration obligations, and third-party claims for property damage, personal injury, or business interruption, as well as strict, joint, and several liability, which can result in liability without regard to fault.

In addition, obtaining and maintaining environmental permits can be time-consuming and costly, and permitting or regulatory challenges can delay, restrict, or halt our operations or those of our customers. More stringent regulations or heightened enforcement may require us to curtail activities in certain locations, suspend or relocate equipment, or incur incremental operating and capital costs, and may also adversely affect the demand for our services if our customers reduce or defer drilling activity to address their own compliance burdens.

There is also ongoing attention concerning the global climate. Various regulators have proposed or adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States and abroad, including, among other things, certain offshore activities relating to oil and gas production. Emerging climate-related policies and market expectations, including greenhouse gas reporting and reduction programs, carbon pricing mechanisms, restrictions on flaring and venting, electrification requirements, and supply chain emissions goals set by our customers, could increase our costs, require additional disclosures and internal controls, or necessitate investments in lower-emissions technologies and alternative power solutions for our rigs and facilities. Collectively, these factors could adversely affect our revenues, profitability, and returns on invested capital. More information on these and related risks can be found in our discussion in Part I, Item 1A, "Risk Factors" below.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge at our website as soon as reasonably practicable after such material is electronically filed with or furnished with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is http://www.noblecorp.com. Investors should also note that we announce material financial information in SEC filings, press releases, and public conference calls. Based on guidance from the SEC, we may use the investor relations section of our website to communicate with our investors. It is possible that the financial and other information (including fleet status reports) posted there could be deemed to be material information. Noble may also use social media channels including, but not limited to, Noble's accounts on LinkedIn, Facebook, Instagram, and X, to communicate with investors and the public about its business, services, and other matters, and those communications could be deemed to be material information. Documents and information on our website or our social media channels are not incorporated by reference herein.

Item 1A. Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could affect our business, operating results, and financial condition as well as affect an investment in our shares. The disclosures in this section reflect our beliefs and opinions as to factors that could materially and adversely affect us in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past.

Risks Related to Our Business and Operations

Our business depends on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in the price of oil or gas, reduced demand for oil and gas products, and increased regulation of drilling and production, have in the past had, and may in the future have, a material adverse effect on our business, financial condition, and results of operations.

Demand for drilling services depends on a variety of economic and political factors and the level of activity in offshore oil and gas exploration, development, and production markets around the world. The price of oil and gas and market anticipation of potential changes in the price significantly affect this level of activity as well as dayrates that we can charge customers for our services. Crude oil prices remain volatile; for example, Brent crude reached a low of $9.12 in 2020 and a 5-year high of $133.18 in 2022.

Higher prices do not necessarily translate into increased drilling activity because our customers typically take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future commodity prices and demand for hydrocarbons. While the price of oil and gas remains volatile, the level of activity in offshore oil and gas exploration and development can be extremely volatile and can be affected by numerous factors beyond our control, including:

- worldwide production, current demand, and our customer's views of future demand for oil and gas;
- changes in the rate of economic growth in the global economy;
- the cost of exploring for, developing, producing, and delivering oil and gas;
- the ability of OPEC and OPEC+ to set and maintain production levels and pricing;
- expectations regarding future energy prices;
- increased supply of oil and gas resulting from onshore hydraulic fracturing activity and shale development;
- the relative cost of offshore oil and gas exploration versus onshore oil and gas production;
- potential acceleration in the investment, development, price, and availability of alternative fuels or energy sources;
- allocation of capital to exploration and production operations within customers' broader portfolios;
- the level of production in non-OPEC+ countries;
- inventory levels and the cost and availability of storage and transportation of oil, gas, and their related products;
- worldwide financial instability or recessions;
- regulatory restrictions or any moratorium on offshore drilling or the availability of offshore lease or concession areas;
- the discovery rate of new oil and gas reserves either onshore or offshore;
- the rate of decline of existing and new oil and gas reserves;
- available pipeline and other oil and gas transportation capacity;
- oil refining capacity;
- the ability of oil and gas companies to raise capital;
- limitations on liquidity and available credit;
- advances in exploration, development, and production technology either onshore or offshore;
- technical advances affecting energy consumption, including the displacement of hydrocarbons;
- merger, acquisition, and divestiture activity among oil and gas industry participants;
- the availability of, and access to, suitable locations from which hydrocarbons can be produced;

- adverse weather and sea conditions, including hurricanes, typhoons, cyclones, winter storms, and rough seas;
- the occurrence or threat of a major natural disaster, catastrophic event, epidemic, or pandemic diseases, as well as any governmental response to such occurrence or threat;
- changes in and compliance with tax laws, regulations, and policies;
- changes in and compliance with environmental laws, regulations, and other initiatives, including those involving alternative energy sources, the phase-out of fossil fuel consuming vehicles, and the risks of global climate change;
- the political environment of oil-producing countries or regions, including uncertainty or instability resulting from civil disorder, geopolitical instability, border disputes, or an outbreak or escalation of armed hostilities or acts of war or terrorism, such as the conflict between Russia and Ukraine, Middle East conflicts, and Venezuela related conflicts, and their respective regional and global ramifications; and
- the laws, regulations, and policies of governments regarding exploration and development of their oil and gas reserves or speculation regarding future laws or regulations.

Adverse developments affecting the industry as a result of factors such as those listed above, including a decline in the price of oil and gas from their current levels or the failure of the price of oil and gas to consistently remain at or above a level that encourages our customers to expand their capital spending, the inability of our customers to access capital on economically advantageous terms, including as a result of the heightened focus on climate change by investors and regulators, a global recession, reduced demand for oil and gas products, or a perception that the demand for hydrocarbons will significantly decrease, increased supply due to the development of new onshore drilling and production technologies, and increased regulation of drilling and production, particularly if several developments were to occur in a short period of time, would have a material adverse effect on our business, financial condition, and results of operations. However, increases in near-term commodity prices do not necessarily translate into increased offshore drilling activity because customers' expectations of longer-term future commodity prices and expectations regarding future demand for hydrocarbons typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may in the future have, a material effect on demand for our services, and future declines in prices would likely have a material adverse effect on our business, results of operations, and financial condition.

The offshore contract drilling industry is a highly competitive and cyclical business with intense price competition. If we are unable to compete successfully, our profitability may be materially reduced.

The offshore contract drilling industry is a highly competitive and cyclical business characterized by high capital and operating costs and evolving capability of newer rigs. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition, rig availability, location, suitability, and technical specifications are the primary factors in determining which rig is qualified for a job, and additional factors such as experience of the workforce, operating efficiency, safety performance record, condition of equipment, operating integrity, reputation, industry standing, and customer relations are also often considered. Our future success and profitability will partly depend upon our ability to keep pace with our customers' demands with respect to these factors.

Further, if current competitors implement new or differentiated technical capabilities, services or specifications, which may be more attractive to our customers or price their product offerings more competitively, it could have a material adverse effect on our business, financial condition, and results of operations. We may face competitive pressure to develop, implement, or acquire certain new technologies at a substantial cost. We cannot be certain that we will be able to continue to develop and implement new technologies or services offered.

Our industry is cyclical. Periods of low demand or excess rig supply intensify the competition in the industry and have resulted in, and may continue to result in, many of our rigs earning substantially lower dayrates or being idle for long periods of time. Although, since the 2014 peak, the industry has experienced a rationalization and correction of the global offshore rig supply, we continue to experience competition from newbuild rigs, including rigs that have been stranded in shipyards, that have either already entered the market or are available to enter the market. The entry of these rigs into the market has resulted in, and may in the future result in, lower dayrates for both newbuilds and existing rigs rolling off their current contracts. In addition, our competitors may relocate rigs to geographic markets in which we operate, which could exacerbate any excess rig supply, or depress the current rationalization and correction of offshore rig supply, and result in lower dayrates and utilization in those regions.

In addition, our customers continue to seek more favorable terms with respect to allocation of risk under offshore drilling contracts. Our drilling contracts provide for varying levels of risk allocation and indemnification from our customers. Our customers have historically assumed most of the responsibility for and indemnified us from loss, damage, or other liability resulting from pollution or environmental damage, including clean-up and removal and third-party damages arising from operations under the contract when the source of the pollution originates from the well or reservoir, including those resulting from blow-outs or loss of well control. However, we regularly are required to assume certain amounts of liability for pollution and environmental damage caused by our negligence, which liability generally has higher caps, or may even have unlimited liability, where the damage is caused by our gross negligence or willful misconduct. We still face resistance with some customers when attempting to allocate less risk to us and lower caps for damage caused by our gross negligence or willful misconduct or reduce our exposure with respect pollution or environmental damage. Our contracts may also be subject to judicial review and application of public policy principles whereby relevant authorities could decide that certain contractual indemnities in current or future contracts are not enforceable. Going forward, we could decide or be required to retain more risk in the future, resulting in higher risk of losses, which could be material. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable or be able to obtain insurance against current or future risks.

We have not been, and may continue not to be, able to renew or replace certain expiring contracts, and our customers have sought, and may seek in the future, to terminate, renegotiate, or repudiate our drilling contracts and have had, and may have in the future, financial difficulties that prevent them from meeting their obligations under our drilling contracts.

Our ability to renew contracts that expire or obtain new contracts and the terms of any such contracts will depend on market conditions and our customers' expectations and assumptions of future oil prices and other factors.

Depending on market conditions, we have also experienced customers seeking price reductions for our services, payment deferrals, and termination of our contracts; customers seeking to not perform under our contracts pursuant to a force majeure claim; and customers that are unable or unwilling to timely pay outstanding receivables owed to us, all of which present liquidity challenges for us. Our customers may generally terminate our drilling contracts if a drilling rig is destroyed or lost or if we have to suspend drilling operations for a specified period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party. In the case of nonperformance and under certain other conditions, our drilling contracts generally allow our customers to terminate without any payment to us. The terms of some of our drilling contracts permit the customer to terminate the contract after a specified notice period by tendering contractually specified termination amounts or, in some cases, without any payment. These termination payments, if any, may not fully compensate us for the loss of a contract. The early termination of a contract may result in a rig being idle for an extended period of time and a reduction in our contract backlog and associated revenue, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if any of our long-term contracts were to be terminated early, such termination could affect our future earnings flow and could have a material adverse effect on our future financial condition and results of operations even if we were to receive the contractually specified termination amount.

During periods of depressed market conditions, we are subject to an increased risk of our customers seeking to renegotiate or repudiate their contracts. The ability of our customers to perform their obligations under drilling contracts with us may also be adversely affected by the financial condition of the customer, restricted credit markets, economic downturns, and industry downturns. We may elect to renegotiate the rates we receive under our drilling contracts downward if we determine that to be a reasonable business solution. If our customers cancel or are unable to perform their obligations under their drilling contracts, including their payment obligations, and we are unable to secure new contracts on a timely basis on substantially similar terms or if we elect to renegotiate our drilling contracts and accept terms that are less favorable to us, it could have a material adverse effect on our business, financial condition, and results of operations.

Drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental customers.

Contracts with national oil companies are often non-negotiable and may expose us to greater commercial, political, and operational risks than we assume in other contracts, such as exposure to materially greater environmental liability and other claims for damages (including consequential damages) and personal injury related to our operations, or the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us an early termination payment, or may otherwise provide collection risks, and political risks. In addition, our ability to resolve disputes or enforce contractual provisions may be negatively impacted under these contracts. We can provide no assurance that the increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted to national oil companies with additional contractual risks.

Our current backlog of contract drilling revenue may not be ultimately realized.

Generally, contract backlog only includes future revenues under signed drilling contracts. We may not be able to perform under these contracts as a result of operational or other breaches or due to events beyond our control, and we may not ultimately execute a definitive agreement in cases where one does not currently exist. Moreover, we can provide no assurance that our customers will be able or willing to fulfill their contractual commitments to us or that they will not seek to renegotiate or repudiate their contracts or, for certain customers, reallocate term among contracted rigs, especially during an industry downturn. The terms of some of our drilling contracts permit the customer to terminate the contract after specified notice periods by tendering contractually specified termination amounts or, in certain cases, without any payment. In estimating backlog, we make certain assumptions about applicable dayrates under our longer-term contracts which have dayrate adjustment mechanisms (like certain of our contracts with ExxonMobil, AkerBP, and Petrobras) or performance-based components (like certain of our contracts with Shell plc and TotalEnergies). In addition, from time to time, we may report anticipated commitments under letters of intent or awards for which definitive agreements have not yet been, but are expected to be, signed. We cannot assure you that actual results will mirror these assumptions. Our inability to perform under our contractual obligations or execute definitive agreements, our customers' inability or unwillingness to fulfill their contractual commitments to us, including as a result of contract repudiations or our decision to accept less favorable terms on our drilling contracts, or the failure of actual results to reflect the assumptions we use to estimate backlog for certain contracts, could have a material adverse effect on our business, financial condition, and results of operations.

A substantial portion of our business is dependent on several of our customers as well as dependent on several geographic areas and the disruption of business with any of these customers or disruption of business within these geographic areas could have a material adverse effect on our financial condition and results of operations.

Any concentration of customers increases the risks associated with any possible termination or nonperformance of drilling contracts, failure to renew contracts or award new contracts, or reduction of their drilling programs. In addition, the concentration of operations within a geographic area increases the impact of terrorism, piracy, or political or social unrest, changes in local laws and regulations, as well as severe weather events, should they occur within an area of concentration. As of December 31, 2025, ExxonMobil, Shell plc, BP, and TotalEnergies represented approximately 23.7%, 19.5%, 16.2%, and 12.6% of our contract backlog, respectively, and operations within the US Gulf, Guyana, Suriname, and the North Sea accounted for approximately 35.3%, 23.7%, 12.9%, and 11.4% of our contract backlog, respectively. ExxonMobil, BP, and Petrobras accounted for approximately 19.7%, 13.2%, and 12.5% respectively, of our consolidated operating revenues for the year ended December 31, 2025, and operations in the US Gulf, Guyana, and the North Sea accounted for approximately 27.1%, 19.7%, and 16.9%, respectively, of our consolidated operating revenues for the year ended December 31, 2025. This concentration of customers increases the risks associated with any possible termination or nonperformance of contracts in addition to our exposure to credit risk. If any of these customers were to terminate or fail to perform their obligations under their contracts and we were not able to find other customers for the affected drilling units promptly, our financial condition and results of operations could be materially adversely affected. If we were forced to cease drilling operations in any of these regions for any reason and we were not able to redeploy to other regions promptly, our financial condition and results of operations could be materially adversely affected.

Our business may be impacted by numerous operating hazards.

Our operations are subject to many hazards inherent in the drilling business, including:

- loss of well control or blowout;
- fire;
- navigation hazards, such as collisions or groundings of offshore equipment;
- helicopter accidents;
- seabed punch-throughs of a jackup rig;
- mechanical or technological equipment failures;
- failure to comply with environmental, health, and safety requirements;
- loss of well integrity (such as pipe or cement failures and casing collapses);

- adverse weather or sea conditions (caused by events including hurricanes, typhoons, tsunamis, cyclones, and winter storms, which may increase in frequency and severity as a result of climate change);
- loop currents or eddies;
- toxic gas emanating from the well; and
- improper handling, release, or disposal of hazardous materials.

These hazards could cause personal injury, including claims of post-traumatic stress or loss of life, suspend drilling operations, result in regulatory investigation or penalties, seriously damage or destroy property and equipment, result in claims by employees, customers, or third parties, cause environmental damage, and cause substantial damage to oil and gas producing formations or facilities. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services or personnel shortages. The occurrence of any of the hazards we face could have a material adverse effect on our business, financial condition, and results of operations.

Unionization efforts, labor interruptions, and labor regulations could have a material adverse effect on our operations.

Certain of our employees and contractors in international markets, such as Australia, certain African countries, Brazil, Norway, Denmark, and the United Kingdom, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation, and efforts may be made from time to time to unionize other portions of our workforce. Although we have not experienced any labor disruptions, strikes, or other forms of labor unrest in connection with our personnel, there can be no assurance that labor disruptions by employees and contractors will not occur in the future. Further, unionized employees of third parties on whom we rely may be involved in labor disruptions, strikes, or other forms of labor unrest, causing operational disruptions. Such actions could result in the occurrence of additional costs, as well as limitations on our ability to operate or provide services to our customers, which may materially adversely affect our business, financial condition, and results of operations. In addition strikes may occur in connection with annual salary negotiations with respect to unionized employees or contractors. If future labor strikes force us to shut down any of our operations, such interruption in operations could materially adversely affect our business, financial condition, and results of operations. Additionally, from time to time, legislation remains pending in the US Congress that could encourage additional unionization efforts in the United States, as well as increase the chances that such efforts succeed. Changes in the majority control of Congress may make passage on such legislation more likely. Additional unionization efforts, if successful, could materially increase our labor costs and operating restrictions.

A major natural disaster, catastrophic event, acts of war, terrorism, social unrest, pandemic, or other similar event could have a materially adverse effect on our business, financial condition, and results of operations, or have other adverse consequences.

Our business, financial condition, results of operations, access to capital markets, and borrowing costs may be adversely affected by a major natural disaster or catastrophic event, including civil unrest, geopolitical instability, war, terrorist attacks, pandemics, significantly altered weather conditions, or other (actual or threatened) public health emergencies such as the COVID-19 outbreak, or other events beyond our control, and measures taken in response thereto.

Acts of terrorism and social unrest, brought about by world political events or otherwise, such as the conflict between Russia and Ukraine, Middle East conflicts, and the Venezuela conflicts, and their respective regional and global ramifications, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism, piracy, and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums could increase and coverage may be unavailable in the future.

Our drilling contracts do not generally provide indemnification against loss of capital assets or loss of revenues resulting from acts of terrorism, piracy, or political or social unrest. We have limited insurance for our assets providing coverage for physical damage losses resulting from risks, such as terrorist acts, piracy, vandalism, sabotage, civil unrest, expropriation, and acts of war, and we do not carry insurance for loss of revenues resulting from such risks.

Public health emergencies have created and may in the future create, significant volatility and uncertainty and economic and financial market disruption. Governmental authorities implemented, and may implement in the future, numerous measures attempting to contain and mitigate the effects of pandemics and outbreaks, including travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. Due to travel restrictions and mandatory quarantine measures, we experienced, and may in the future experience again, increased difficulties, delays, and expenses in moving our personnel to and from our operating locations. We may be unable to pass these increased expenses to our customers. Further, we have previously, and may in the future have to, temporarily shut down operations of one or more of our rigs if there is a pandemic, outbreak, or other public health emergency or vacancies of essential positions due to related infections, which could have a material negative impact on our business, financial condition, and results of operations. Additionally, disruptions to the ability of our suppliers, manufacturers, and service providers to supply labor, parts, equipment, or services in the jurisdictions in which we operate, whether as a result of government actions, labor shortages, travel restrictions, the inability to source labor, parts, or equipment from affected locations, or other effects related to pandemics, outbreaks, or other public health emergencies, have increased our operating costs and the risk of rig downtime, and negatively impacted our ability to meet commitments to customers and may do so in the future.

Additionally, many scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere and climate change may produce significant physical effects on weather conditions, such as increased frequency and severity of droughts, storms, floods, and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to the effects of climatic events themselves. Potential adverse effects could include disruption of our and our customers' operations, including, for example, damages to our facilities from winds or floods, increases in our costs of operation, or reductions in the efficiency of our operations, impacts on our personnel, supply chain, or distribution chain, as well as potentially increased costs for insurance coverages in the aftermath of such effects. Any of these events could have an adverse effect on our assets and operations.

We face risks associated with our participation in certain joint ventures as well as investments in associates.

We have made investments in certain joint ventures as well as investments in associates. Such investments are often entered into to satisfy local requirements, including local content requirements, in certain jurisdictions and the terms of the investment agreements vary depending on the counterparty and jurisdiction involved. For example, we currently have joint ventures with local owners or partners that were entered into in the ordinary course of business to satisfy local content requirements in certain African countries, countries in the Middle East, Mexico, and other applicable jurisdictions in which we operate. Investments in joint ventures or associates over which we have partial or joint control are subject to the risk that the other owners or partners in such joint venture or associate, who may have different business or investment strategies compared to ours or with whom we may have a disagreement or dispute, may have the ability to block business, financial, or management decisions (such as the decision to distribute dividends or appoint members of management) which may be crucial to the success of our investment in the joint venture or associate, or could otherwise implement initiatives which may be contrary to our interests. In addition, such joint venture owners or partners may be unable, or unwilling, to fulfill their obligations under the relevant agreements (for example, by not contributing working capital or other resources), or may experience financial, operational, or other difficulties that may adversely impact our investment in a particular joint venture or associate. In addition, such joint venture owners or associates may lack sufficient controls and procedures which could expose us to risk. If any of the foregoing were to occur, such occurrence could materially adversely affect our business, financial condition, and results of operations.

We are exposed to risks relating to operations in international locations, including the mobilization and demobilization of our rigs to and from such locations.

We operate in various regions throughout the world that may expose us to political or governmental risks and other uncertainties, including risks of:

- seizure, nationalization, or expropriation of property or equipment;
- monetary policies, capital controls, government credit rating downgrades and potential defaults, and any potential shutdown of the United States government;
- foreign currency fluctuations and devaluations;
- limitations on the ability to repatriate income or capital;
- complications associated with repairing and replacing equipment in remote locations;
- repudiation, nullification, modification, or renegotiation of contracts;
- limitations on insurance coverage, such as war risk coverage, in certain areas;
- import-export quotas, wage and price controls, and imposition of sanctions, tariffs, or other trade restrictions;

- operating delays as a result of excess governmental scrutiny or oversight;
- compliance with and changes in taxation rules or policies;
- compliance with and changes in regulatory or financial requirements, including local ownership, presence, local immigration, and visa requirements for personnel or labor requirements;
- complexity involving conflicts of law between jurisdictions in which we operate;
- other forms of government regulation and economic conditions that may effectively preclude us from engaging in business activities in certain countries (including newly amended regulations covering countries where we currently operate or where we may wish to operate in the future) are beyond our control and create operational uncertainty;
- corruption, payment of bribes to government officials, money laundering, or kleptocracy (i.e., political corruption in which the government seeks personal gain and status at the expense of the governed); and
- terrorism, piracy, civil, or international disturbances or conflict, such as the conflict between Russia and Ukraine, Middle East conflicts, and the Venezuela conflicts, and their respective regional and global ramifications.

Further, we operate or have operated in certain less-developed countries with legal and regulatory systems that are not as mature as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Examples of challenges of operating in these countries include:

- ongoing changes in Brazilian laws related to the importation of rigs and equipment that may impose bonding, insurance, or duty-payment requirements;
- ongoing audits, including customs audits;
- procedural requirements for temporary import permits, which may be difficult to obtain; and
- the effect of certain temporary import permit regimes, where the duration of the permit does not coincide with the general term of the drilling contract.

Our ability to do business in a number of jurisdictions is subject to maintaining required licenses and permits and complying with applicable laws and regulations. For example, all of our drilling units are subject to regulatory requirements of the flag state, the country where a drilling unit is registered. The applicable flag state requirements are consistent with international maritime standards. In addition, each of our drilling units must be assessed by a classification society, which conducts surveys and reviews for physical and operational compliance with the rules of the classification society and the requirements of the flag state, signifying that such drilling rig has been constructed, maintained, crewed, and operated in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state (also referred to as being "in-class"). If any drilling unit is deemed or otherwise found to be "out of class", it will no longer be permitted to operate, certain contractual obligations will be voided, canceled, or withdrawn (e.g., drilling contracts, insurance contracts, etc.), and the unit will be prohibited from entering the waters of most countries.

Jurisdictions where we operate may attempt to increase or impose requirements for our drilling units to operate in such jurisdiction, such as certain local ownership or content requirements or registration under the flag of that jurisdiction, or similar measures, resulting in our inability or loss of capacity to operate in a country imposing such requirements or measures.

Any such inability to carry on operations in jurisdictions where we operate or desire to operate, or our failure to comply with any other laws and regulations of the countries where we operate, could have a material adverse effect on our results of operations. Some governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent, require partial local ownership, or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, some governments frequently intervene in their economy and occasionally make significant changes in policy and regulations. An example is the Brazilian government's actions to control inflation and other policies and regulations which have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls, and limits on imports of goods and services. These practices have, and may adversely affect, our ability to compete and our results of operations.

In addition, the offshore drilling industry is a global market requiring flexibility for rigs, depending on their technical capability, to relocate and operate in various environments and jurisdictions, moving from one area to another. The mobilization of rigs is expensive and time-consuming, and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and tow vessels, weather, currents, political instability, civil unrest, and military actions, such as the conflict between Russia and Ukraine, Middle East conflicts, and the Venezuela conflicts, and their respective regional and global ramifications, and rigs may as a result become stranded. Some jurisdictions enforce strict technical requirements on the rigs requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures and, as a result, may limit the use of the rigs in those jurisdictions in the future. In addition, mobilization carries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages, or the cancellation or termination of the contract. In some cases, we may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, we may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are obtained, we would be required to absorb these costs. Mobilization and relocating activities could, therefore, have a material adverse effect on our business, financial condition, and results of operations.

Operating and maintenance costs of our rigs may be significant and may not correspond to revenue earned.

Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, costs of provisions, equipment, insurance, maintenance and repairs, shipyard costs, supply chain disruptions, tariffs, and inflation, many of which are beyond our control. Our total operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. Equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing, the age and condition of the equipment, and the timing of the drilling rig special periodic surveys. While operating revenues may fluctuate as a function of changes in dayrate, costs for operating a rig may not be proportional to the dayrate received and may vary based on a variety of factors, including the scope and length of required or customer-requested rig preparations and the duration of the contractual period over which such expenditures are amortized. Any investments in our rigs may not result in an increased dayrate for, or income from, such rigs. A disproportionate change in the amount of operating and maintenance costs in comparison to dayrates could have a material adverse effect on our business, financial condition, and results of operations.

Inflation may adversely affect our operating results.

Inflationary factors such as increases in labor costs, material costs, changes in tariff and sanctions regimes, and overhead costs may adversely affect our operating results and cash flows. We have continued to experience increases in the cost of labor and materials, and inflationary pressures may continue into 2026. These factors may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue if our dayrates do not sufficiently increase to cover these increased costs, as well as result in increases in our capital expenditures. For instance, tariffs have been recently proposed and/or instituted on imports to the United States, together with other regulations affecting trade between the United States and countries in which we conduct business and source components. A number of other nations have, in response, imposed, or threatened to impose, reciprocal tariffs on imports from the United States as well as certain other trade restrictions. In the event that the above measures and any related retaliatory tariffs were to be imposed for prolonged periods of time, this could increase the cost of components and raw materials in our supply chain and, consequently, our costs. Most of our contracts have dayrates that are fixed over the contract term. While some of our long-term contracts contain rate adjustment provisions, they can be based on market fluctuations rather than cost increases. To the extent a drilling contract provides for escalations attributable to inflation in our costs, those adjustments will lag the impact of inflationary pressures and may not reflect the full impact to us of any cost inflation. As drilling contracts with such provisions expire or are terminated, there can be no assurance that future drilling contracts will contain similar provisions, which may reduce our margins in inflationary environments. In addition, inflation is often, and has recently been, accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in the cost to borrow. Future increases in interest rates may negatively impact our cost of capital and ability to access capital markets.

Operational interruptions, maintenance, or repair work may delay commencement of operations or cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to loss of revenue, payment of liquidated damages, termination, or renegotiation of the drilling contract.

If our drilling rigs are idle for reasons that are not related to the ability of the rig to operate, our customers may be entitled to pay a waiting, or standby, rate that is lower than the full operational rate. In addition, if our drilling rigs are taken out of service for maintenance and repair for a period of time that exceeds the scheduled maintenance periods set forth in our drilling contracts, we may not be entitled to payment of full dayrates until the rig is able to work. Several factors could cause operational interruptions, including:

- breakdowns of equipment and other unforeseen engineering problems;
- work stoppages, including labor strikes;
- shortages of material and skilled labor;
- shipyard availability, failures, and difficulties;
- delays in repairs by suppliers;
- surveys by government and maritime authorities;
- periodic classification surveys;
- delays imposed by or resulting from compliance with permits, laws, regulations, or litigation;
- severe weather, strong ocean currents, or harsh operating conditions;
- force majeure events; and
- the occurrence or threat of epidemic or pandemic diseases, or any government response to such occurrence or threat.

Several of these factors have been exacerbated by global supply chain disruptions, the conflict between Russia and Ukraine, Middle East conflicts, and the Venezuela conflicts, labor strikes at critical points in a supply chain, and their respective regional and global ramifications. If a delay of commencement of operations, or interruption of operations, exceeds a determined period, our customers may have the right to pay a rate that is significantly lower than the waiting rate for a period of time, may be entitled to liquidated damages, and may have a right to terminate the drilling contracts related to the subject rig. Suspension of drilling contract payments, payment of liquidated damages, prolonged payment of reduced rates, or termination of any drilling contract as a result of an interruption of operations could materially adversely affect our business, financial condition, and results of operations.

We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all the risks and hazards we face.

We do not procure insurance coverage for all of the potential risks and hazards we may face. Furthermore, no assurance can be given that we will be able to obtain insurance against all of the risks and hazards we face or that we will be able to obtain or maintain adequate insurance at rates and with deductibles or retention amounts that we consider commercially reasonable. Some insurance carriers may decide not to offer insurance to companies operating in the oil and gas industry, potentially resulting in less available insurance capacity and/or higher rates. In addition, our insurance carriers may interpret our insurance policies such that they do not cover losses for which we make claims.

Although we maintain insurance in the geographic areas in which we operate, pollution, reservoir damage, and environmental risks generally are not fully insurable. Our insurance policies may not adequately cover our losses or may have exclusions of coverage for some losses. We do not have insurance coverage for all risk exposures. For example, we carry no loss of hire insurance for any rigs in our fleet. In addition, our insurance may not cover losses associated with pandemics. Furthermore, the damage sustained to offshore oil and gas assets in the United States as a result of hurricanes has negatively impacted certain aspects of the energy insurance market, resulting in more restrictive and expensive coverage for US named windstorm perils due to the price or lack of availability of coverage. Accordingly, we have primarily self-insured the rigs in the US Gulf for property damage resulting from named windstorm perils, and only have windstorm third-party liability coverage for all rigs, subject to certain limits. We may, in the future, be unable to purchase named windstorm coverage for some or all of the rigs operating in the US Gulf.

Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a "knock-for-knock" basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. Although our drilling contracts generally provide for indemnification from our customers for certain liabilities, including liabilities resulting from pollution or environmental damage originating below the surface of the water, enforcement of these contractual rights to indemnity may be limited by public policy and other considerations and, in any event, may not adequately cover our losses from such incidents. There can also be no assurance that those parties with contractual obligations to indemnify us will necessarily be in a financial position to do so. During depressed market periods, such as the one in which we recently operated, the contractual indemnity provisions we are able to negotiate in our drilling contracts may require us to assume more risk than we would during normal market periods.

If a significant accident or other loss occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our business, financial condition, and results of operations.

Our failure, or the failure of our service providers or other third parties, to adequately protect our sensitive information, operational technology systems, and critical data could have a material adverse effect on our business, results of operations, and financial condition.

Our day-to-day operations increasingly depend on information and operational technology systems that we manage, and other systems that third parties, such as our service providers, vendors, and equipment providers, manage, including critical systems on our drilling units. Many of these systems are interconnected, and certain third parties may have direct or indirect access to our systems or data in connection with providing services to us. These systems are subject to risks associated with growing and evolving cyber incidents or attacks or other disruptions. These risks include, but may not be limited to, human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyber incidents or attacks, such as denial-of-service or ransomware attacks, including attacks that leverage artificial intelligence. Entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations to disable or disrupt computer systems, impair operational capabilities, cause downtime, and, in some cases, steal data. In addition, the United States government has issued public warnings that indicate energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cyber security threats. Geopolitical tensions or conflicts and broader societal or technological developments may increase the frequency, sophistication, or severity of cyber security threats, and the evolving use of advanced technologies by threat actors, including the increased adoption of artificial intelligence technologies, may further heighten these threats. As threat actors adopt and deploy AI tools, the speed and sophistication of cyber threats and privacy risks may increase across our environment and those of our vendors and suppliers. As we and/or our service providers plan or work to integrate AI-enabled tools, those tools may be targeted or misused in ways that compromise data or enable harmful outputs.

Also, many of our employees may have a hybrid work schedule. This opens additional avenues of cyber threats such as social engineering, remote access abuse, and home network exposure. We mitigate these risks with enterprise access controls, device hardening standards, and ongoing employee security awareness training. Due to the nature of cyber incidents and attacks, such events affecting our systems or the services or equipment used by our service or equipment providers could go undetected for a prolonged period of time, and the full nature and scope of any potential harm may not be immediately apparent. A cyber incident or attack may result in legal claims or proceedings against us by our shareholders, employees, customers, vendors, or other persons, regulatory inquiries by governmental authorities in the United States and internationally, and could have a material adverse effect on our business, results of operations, or financial condition.

A significant cyber incident or attack, whether affecting our systems or the critical systems or equipment of third parties on whom we rely, could disrupt our operations and result in downtime, loss of revenue, harm to the Company's reputation, or the loss, theft, corruption, or unauthorized disclosure of our sensitive information and critical data, or information and data of those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion, unforeseen payments associated with ransomware, or ransom demands. Such incidents could also result in regulatory investigations or enforcement actions, litigation (including class action litigation), contractual liabilities, fines, or penalties. If our, or our service or equipment providers', safeguards maintained for protecting against cyber incidents and attacks prove to be insufficient, and an incident were to occur, it could have a material adverse effect on our business, financial condition, reputation, and results of operations. Additionally, it may be difficult to determine the best way to investigate, mitigate, contain, and remediate the harm caused by a cyber incident or attack. Such efforts may not be successful, and we may make errors or fail to take necessary actions. It may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for complex or sophisticated incidents. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. Even though we carry cyber insurance that may provide insurance coverage under certain circumstances, we might suffer losses as a result of a cyber incident or attack that exceeds the coverage available under our policy or is not covered, and we cannot be certain that cyber insurance will continue to be available to us on commercially reasonable terms, or at all.

In addition, Noble is subject to a variety of continuously evolving and developing laws and regulations in the United States and abroad governing, or proposed to govern, cyber security, data privacy and protection, the development and use of AI, and the unauthorized disclosure of confidential or protected information, including the UK Data Protection Act, the EU General Data Protection Regulation, the Data Protection Law, as revised, of the Cayman Islands, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions, which pose increasingly complex compliance challenges and potentially elevate costs. Any failure to comply with these laws and regulations could result in significant penalties and legal liability. These laws and regulations are continuously evolving and developing, creating significant uncertainty, as data privacy and security requirements may be interpreted and applied differently across jurisdictions and may impose inconsistent or conflicting requirements. Any failure, or perceived failure, by Noble or third-party service or equipment providers to comply with Noble's privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personal data, or other sensitive information or critical data, may result in loss of revenue, reputational harm, and could be subject to legal or regulatory claims or proceedings, including enforcement actions under data privacy or disclosure regulations, which may result in significant expenditures, fines or liabilities, and could have an adverse effect on our operating results and financial condition. Additionally, AI outputs may be inaccurate, biased, or unreliable, which could result in legal, regulatory, or reputational harm, and their misuse could create compliance or reputational risks and lead to legal exposure.

Upgrades, refurbishment, and repair of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.

We will continue to make upgrades, refurbishment, and repair expenditures to our fleet from time to time, some of which may be unplanned. In addition, we may reactivate rigs that have been cold or warm stacked and make selective acquisitions of rigs. Our customers may also require certain upgrade projects for our rigs. For example, in 2025, we signed long-term contracts that will necessitate substantial capital expenditures to upgrade specific rigs according to requirements by some of our customers. These projects typically become more time consuming and expensive the older the fleet becomes and are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

- shortages of equipment, materials, or skilled labor;
- work stoppages and labor disputes;
- unscheduled delays in the delivery of ordered materials and equipment;
- local customs strikes or related work slowdowns that could delay importation of equipment or materials;
- weather interferences;
- difficulties in obtaining necessary permits or approvals or in meeting permit or approval conditions;
- design, engineering, and obsolescence problems;
- inadequate regulatory support infrastructure in the local jurisdiction;
- latent damages or deterioration to hull, equipment, and machinery in excess of engineering estimates and assumptions;
- unforeseen increases in the cost of equipment, labor, and raw materials, particularly steel, due to inflation or other factors;
- unanticipated actual or purported change orders;
- customer acceptance delays;
- disputes with shipyards and suppliers;
- delays in, or inability to obtain, access to funding;
- shipyard availability, failures, and difficulties, including as a result of financial problems of shipyards or their subcontractors; and
- failure or delay of third-party equipment vendors or service providers.

The failure to complete a rig upgrade, refurbishment, or repair on time, or at all, may result in related loss of revenues, liquidated damages, penalties, or delay, renegotiation, or cancellation of a drilling contract, or the recognition of an asset impairment. Additionally, capital expenditures could materially exceed our planned capital expenditures. Moreover, when our rigs are undergoing upgrade, refurbishment, and repair, they may not earn a dayrate during the period they are out of service. If we experience substantial delays and cost overruns in our shipyard projects, it could have a material adverse effect on our business, financial condition, and results of operations.

Failure to attract and retain skilled personnel or an increase in personnel costs could adversely affect our operations.

Our employees are vital to our success. We require skilled personnel to operate and provide technical services and support for our drilling units. In the past, during periods of high demand for drilling services and increasing worldwide industry fleet size, shortages of qualified personnel have occurred and competition for personnel has intensified. During periods of reduced demand, there have been, and in the future may be, layoffs of qualified personnel (including offshore personnel), who often find work with competitors or leave the industry. As a result, if market conditions improve following a period of reduced demand and we seek to reactivate warm or cold stacked rigs, move rigs to a new locale, upgrade our working rigs, or purchase additional rigs, we may face shortages of qualified personnel, which would impair our ability to attract qualified personnel for our new or existing drilling units, impair the timeliness and quality of our work, and create upward pressure on personnel costs, any of which could adversely affect our operations.

In addition, our ability to retain our key business leaders is critical. The market for highly skilled workers and leaders in our industry is extremely competitive and we may need to invest significant amounts of cash and equity to attract and retain new employees. We may never realize returns on these investments. In order to help attract, retain, and motivate qualified employees, we use equity-based awards and performance-based cash incentive awards. Sustained declines in our stock price, or lower stock price performance relative to competitors, can reduce the retention value of our equity-based awards, which can impact the competitiveness of our compensation. The unexpected loss of members of management, qualified personnel, or a significant number of employees due to disease, disability, or death, could have a material adverse effect on our business.

Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality, and sourcing issues or price increases could increase our operating costs, decrease our revenues, and adversely impact our operations.

Our reliance on third-party suppliers, manufacturers, and service providers to secure equipment used in our drilling operations exposes us to volatility in the quality, price, and availability of such items. Certain specialized parts and equipment we use in our operations may be available only from a single or small number of suppliers. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity, and may do so in the future. Moreover, the global supply chain has experienced challenges and disruptions in recent years, resulting in shortages and/or shipping delays and increased pricing pressures on, among other things, certain raw materials and labor. If the market for our services improves and we seek to reactivate warm or cold stacked rigs, upgrade our working rigs, or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for us to find equipment and parts for our rigs. A disruption or delay in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases (including those related to inflation, the imposition of tariffs and supply chain disruptions), defects or quality-control issues, recalls, or other decreased availability or servicing of parts and equipment could adversely affect our ability to reactivate rigs, upgrade working rigs, purchase additional rigs, or meet our commitments to customers on a timely basis, adversely impact our operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties, or the cancellation or termination of contracts, or increase our operating costs.

We may experience risks associated with future mergers, acquisitions, dispositions of businesses or assets, or other strategic transactions.

As part of our business strategy we have pursued and completed, and may continue to pursue, mergers, acquisitions, dispositions of businesses or assets, or other strategic transactions that we believe will enable us to strengthen or broaden our business. Mergers, acquisitions, dispositions, and other strategic transactions involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business, including changes to our employee workforce and unanticipated changes in customer, vendor, and other third-party relationships, (ii) failure to integrate operations and internal controls, including those related to financial reporting, disclosure, and cyber security and data protection, (iii) diversion of management's attention from day-to-day operations, (iv) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (v) potentially substantial transaction costs, (vi) failure to identify significant issues at the target during the due diligence process, which could result in financial or legal exposure, and (vii) potential impairment resulting from the overpayment for an acquisition.

Future mergers or acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent a transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on credit availability.

At certain locations where we operate, there is an increased potential for seasonal weather events that could lead to limits or restrictions on our ability to operate, damage to our assets and equipment, liabilities or claims, operational delays for recovery and repair, liability claims, impacts on customer and vendor contracts, regulatory fines and penalties, and uninsured losses, which could adversely affect our business.

Certain areas of the world where we operate, such as the US Gulf, South Atlantic, the North Sea, Southwest Pacific, South China Sea, and Southeast Indian Ocean, experience significant weather events, typically on a seasonal basis, manifesting as an unnamed wind event or of a magnitude that places it in a category of tropical cyclone, hurricane, typhoon, or extratropical cyclone. Information upon which we rely when contracting and operating our drilling rigs is merely projections and the actual course, speed, and/or severity of any one event could ultimately be unexpected and lead to an unanticipated encounter and or impact, exposing our assets and personnel to extreme wind and sea conditions that could result in limits or restrictions on our ability to operate, injuries or loss of life, damage to or a loss of our assets and equipment, liabilities or claims, operational delays for recovery and repair, impacts on customer and vendor contracts, regulatory fines and penalties, and/or uninsured losses, which could adversely affect our business and financial performance. Moreover, a potential result of climate change is more frequent or more severe weather events. To the extent such weather events become more frequent or more severe, the risks associated with severe weather events could intensify.

Failure to effectively and timely respond to the impact of long-term changes in the energy mix could adversely affect our business, results of operations, and cash flows.

Our long-term success depends on our ability to effectively respond to the impact of long-term changes in the energy mix, which could require adapting our fleet and business to potentially changing government requirements, customer preferences, and customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. If the energy mix landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail to, or are perceived not to, effectively implement a strategy regarding long-term changes in the energy mix, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted. Additionally, if we fail to, or are perceived not to, effectively respond to long-term changes in the energy mix, we may experience diminished reputation or sentiment, an inability to attract and retain talent and/or a loss of customers or vendors.

We rely on third-party suppliers and subcontractors to provide or complete parts, crew, and equipment, as applicable, for our projects and our operations may be adversely affected by the substandard performance or nonperformance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, price increases, or consolidation of suppliers and sub-contractors as well as equipment breakdowns.

Our reliance on third-parties such as suppliers, manufacturers, subcontractors, and other service providers for equipment, services, and labor used in our drilling operations, including with respect to our bareboat charter agreements, exposes us to volatility in the quality, price, and availability of such resources. Certain specialized parts, crew, and equipment used in our operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls, or other decrease in the availability or servicing of parts and equipment could adversely affect our ability to meet our commitments towards our customers, adversely impact operations and revenues by resulting in uncompensated downtime, reduced dayrates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit our ability to obtain supplies and services, when needed, at an acceptable cost or at all.

Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues, or inadequate installation, may result in increased maintenance costs and could adversely affect our operations and revenues by resulting in financial downtime. If mitigation measures put in place are not effective, it could lead to significant financial downtime, adversely affect our ability to meet our commitments with our customers, potential cancellation or termination of drilling contracts, suspension or termination of operations, regulatory penalties or sanctions, or property, environmental, and other damage claims by customers or other third parties, which may in turn have a material adverse effect on our business, financial condition, results of operations, and reputation. Subcontractors are used to perform certain services and to provide certain input in areas where we do not have requisite expertise and are engaged on some parts of our projects, but may be used for a majority of the services in respect of new business models. The subcontracting of work, including with respect to our bareboat charter agreements, exposes us to risks associated with planning interface nonperformance, delayed performance, or substandard performance by our subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, our employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. We may suffer losses on contracts if the amounts we are required to pay for subcontractor services exceed original estimates. Remedial or mitigating actions, such as requiring contractual obligations from subcontractors that are similar to those we have with our customers, and requesting parent guarantees from subcontractors to cover nonperformance, may not be available or sufficient to mitigate these risks. For example, we have experienced issues with the performance of some of our key suppliers in the past, in particular in relation to delays in the delivery and maintenance of subsea well-control equipment. Such issues could have a negative effect on our business, financial condition, and results of operations.

We face risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from a conventional drilling contract.

We are exploring, and have in the past implemented, various degrees of innovative business models with customers and partners in order to expand our share of the value chain, while simultaneously creating better outcomes for our customers and long-term resilience of our business through increased customer collaboration, differentiation, and utilization. Although such business model innovation is intended to offer further earnings opportunities, there are risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from our conventional drilling contracts.

Two broad categories of business models include:

(i)   offering integrated services or integrating new services into offerings to customers as an integrated service provider with the objective of improving efficiencies; and

(ii) exploring alternative financial models focused on risk and reward sharing through, among other things, bonus-malice schemes, performance-based schemes, deferred payments, fixed pricing, or co-investments, enabling operators to develop fields that would otherwise be economically challenged.

However, forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside our control. Our actual revenue and profit generated from such business models may be significantly greater or less than forecasts. In addition, the efficiencies anticipated from new business models may fail to be realized, the costs may be higher, and the counterparty risk greater than expected. In addition, as we create and execute more new business models and expand into other parts of the value chain, our risk profile may continue to shift. Entering into new business models could have an adverse impact on our business, financial condition, and results of operations.

Regulatory and Legal Risks

Changes in, compliance with, or our failure to comply with certain laws and regulations could have a material adverse effect on our results of operations by adding to our costs, or negatively impact our operations by causing delays or limiting activity.

Our business is affected by public policy and laws and regulations relating to the energy industry in the geographic areas where we do or seek to operate or otherwise have a presence, including laws and regulations relating to the environment (including climate change and GHG emissions and regulations that for economic, sustainability, or other reasons curtail or encumber our ability to operate competitively or negatively impact exploration, development, and production of oil and gas). We may be required to make significant capital expenditures to comply with governmental laws and regulations. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries.

Heightened attention to the issue of climate change and the effect of GHGs, sustainability, and long-term changes in the energy mix in the jurisdictions where we operate has led to, and may result in, additional environmental laws or regulations that may unfavorably impact our business, or that of our suppliers and our customers. In addition, it has resulted in an increased possibility of litigation or investigations brought by public and private entities against oil and gas companies in connection with their GHG emissions. However, it is not possible at this time to predict the timing and effect of climate related laws and regulations, the adoption of additional GHG legislation, regulations or other measures at the international, federal, state, or local levels.

The modification of existing laws or regulations or the adoption of new laws or regulations that curtail or encumber our ability to operate competitively or negatively impact exploration, development, and production of oil and gas could materially and adversely affect our business by limiting drilling opportunities, increasing our cost of doing business, discouraging our customers from drilling for hydrocarbons, disrupting revenue through permitting or similar delays, or subjecting us to liability. In the United States, the issuance of federal leases or other similar initiatives have periodically been the subject of efforts to reform federal leasing practices and may result in the development of additional restrictions on offshore drilling, limitations on the availability of offshore leases, or restrictions on the ability to obtain required permits, which could have a material adverse impact on our operations by reducing drilling opportunities and the demand for our services.

There have been various recent legal developments in the UK offshore sector, including the extension of the energy profits levy on our customer base, increased environmental scrutiny of development plans and the prohibition of new exploration licenses. These developments have reduced oil and gas exploration and development activities in the UK North Sea, which, in turn, could reduce the demand for our services.

In addition, efforts have been made and continue to be made in the international community toward the adoption or enhancement of international treaties or protocols related to protecting the environment, reducing climate change, reducing the use of hydrocarbon-based fuel, and encouraging the implementation of GHG emission pledges. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and gas could reduce demand for oil and gas. These measures may result in a reduced global reliance on and future demand for oil and gas, which could have a material impact on our business.

New or amended legislation and regulatory programs to reduce GHG emissions, changes in their interpretation or application, or increased reporting obligations, could increase our cost of doing business, discourage our customers from drilling for hydrocarbons, or otherwise have an adverse effect on our business, financial condition, and results of operations. Our operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

- the environment and the health and safety of personnel;
- the importing, exporting, equipping, and operation of drilling rigs;
- finance and currency exchange controls;
- oil and gas exploration and development;
- taxation of local and offshore earnings and earnings of expatriate personnel; and
- use and compensation of local employees, contractors, and suppliers, and involvement of foreign contractors.

Public and governmental scrutiny of the energy industry has resulted in increased regulations being proposed and often implemented. In addition, existing regulations might be revised or reinterpreted, new laws, regulations, and permitting requirements might be adopted or become applicable to us, our rigs, our customers, our vendors, or our service providers, and future changes in laws and regulations could significantly increase our costs and could have a material adverse effect on our business, financial condition, and results of operations. In addition, we may be required to post additional surety bonds to secure performance, tax, customs, and other obligations relating to our rigs in jurisdictions where bonding requirements are already in effect and in other jurisdictions where we may operate in the future. These requirements would increase the cost of operating in these countries, which could materially adversely affect our business, financial condition, and results of operations.

From time to time, new rules, regulations, and requirements regarding oil and gas development have been proposed and implemented by BOEM, BSEE, or the United States Congress, as well as other jurisdictions outside the United States, that could materially limit or prohibit, and increase the cost of, offshore drilling. For example, following a years' long rule making process, both BSEE and BOEM updated and expanded their respective offshore decommissioning financial assurance and bonding requirements. The updated requirements, which were finalized by BSEE in 2023 and BOEM in 2024, are stricter than previous requirements and may increase the costs of operating on the Outer Continental Shelf. BOEM and BSEE could issue new rules relating to well control equipment and operational requirements that fall under their authority in the future. Future actions taken by the United States to limit the availability of new oil and gas leases on the Outer Continental Shelf, or delays imposed by or resulting from compliance with permits, laws, regulations, or litigation would adversely impact the offshore oil and gas industry and impact demand for our services.

We are also subject to increasing regulatory requirements and scrutiny in certain jurisdictions and other countries, including the North Sea. New rules, regulations, and requirements, including the adoption of new safety requirements and policies relating to the approval of drilling permits, restrictions on oil and gas development and production activities in the US Gulf and elsewhere, implementation of safety and environmental management systems, mandatory third-party compliance audits, and the promulgation of numerous Notices to Lessees or similar new regulatory requirements outside of the United States, may impact our operations by causing increased costs, delays, and operational restrictions. If new regulations, policies, operating procedures, and the possibility of increased legal liability resulting from the adoption or amendment of rules and regulations applicable to our operations in the United States or other jurisdictions are viewed by our current or future customers as a significant impairment to expected profitability on projects, then they could discontinue or curtail their offshore operations in the impacted region, thereby, adversely affecting our operations by limiting drilling opportunities or resulting in materially increased costs.

Heightened attention to sustainability matters may negatively impact our business and financial results.

In recent years, regulators, investors, and the general public have focused on activities in the energy industry that relate to sustainability matters. For example, in many jurisdictions where we operate, there are campaigns for governmental and private action in connection with sustainability criteria and initiatives, including through the investment and voting practices of individual and institutional investors and investment advisers, public company rating agencies, and others in or connected to the investing community (for instance, initiatives such as the new strategy adopted by the International Maritime Organization in July 2023 to advance the prevention and control of marine pollution through the reduction of GHG emissions from ships). Stakeholders and members of the investment community continue to screen and assess companies such as ours for sustainability and ESG performance information measured against the expanded list of sustainability and ESG metrics advanced by the various sustainability standards and ESG ratings sources, and in some cases, such criteria may limit or restrict financing or other investments in the energy industry. As discussed above, there continues to be a public and governmental concentration on environmental matters as compared to other sustainability matters, with a focus on environment related company practices, performance, and compliance, that could result in sustainability commitments and disclosures being subjected to increased scrutiny. Our stakeholders hold varied and sometimes conflicting views, and our initiatives in this area may be unable to satisfy all stakeholders. If we are unable to positively manage our sustainability performance, effectively administer our sustainability tracking and reporting, clearly communicate our sustainability strategy and commitments and meet publicly disclosed targets such as our aspiration to reduce carbon intensity by 20% by 2030 (as defined in our disclosures), we could experience reputational harm, additional costs and financial penalties, increased scrutiny from the investment community, special interest groups, and enforcement authorities, miss or be excluded from business opportunities, have delayed or cancelled projects, experience a reduction in our equity share price, or encounter limitations to our access to financing or capital, any of which could have a material adverse effect on our operations, earnings, cash flows, and financial condition.

Likewise, others in the investment community (and some regulators) have expressed opposition to certain sustainability initiatives. This divergence in stakeholder expectations across jurisdictions may increase legal and compliance costs, expose us to political or reputational risks, and potentially disrupt relationships with certain stakeholders.

Any violation of anti-bribery, anti-corruption, or anti-fraud laws, including the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, the United Kingdom Modern Slavery Act, or other applicable laws and regulations could result in significant expenses, divert management attention, and otherwise have a negative impact on the Company.

In the conduct and operation of our business, particularly in countries with a reputation of illegal activities that include government corruption, bribery, money laundering, and human rights issues, we are subject to the risk that we, our affiliated entities, agents, or service providers, or their respective officers, directors, employees, and agents may take action determined to be in violation of such local laws or laws applicable to us and those acting on our behalf, including the US Foreign Corrupt Practices Act of 1977 (the "FCPA"), the United Kingdom Bribery Act 2010 (the "UK Bribery Act"), the United Kingdom Modern Slavery Act 2015 (the "UK Modern Slavery Act"), and similar laws. Any violation of the FCPA, UK Bribery Act, UK Modern Slavery Act, or local or other applicable laws could result in substantial fines, sanctions, civil, and/or criminal penalties against the Company and implicate members of our senior management or Board, and curtailment of operations in certain jurisdictions and might adversely affect our business, financial condition, and results of operations. In addition, actual or alleged violations could damage our reputation and ability or qualification to do business with specific customers or in certain other jurisdictions. Further, detecting, investigating, and resolving actual or alleged violations is expensive and would consume significant time and attention of our senior management.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services, and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries and governing bodies, including the United States, European Union and the United Kingdom, control the export and re-export of certain goods, services, and technology and impose related export recordkeeping and reporting obligations. Governments and governing bodies may also impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons, and entities. US, EU and UK sanctions, in particular, are targeted against certain countries that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control, and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced, or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments, and loss of import and export privileges.

Additionally, operating in countries, or dealing with individuals who are specially designated nationals, subject to sanctions and embargoes imposed by certain countries or governing bodies such as the US, UK or EU exposes us to additional and varying regulatory regimes, and can give rise to business and compliance risks. These sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. There can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by certain governing bodies, including the US, UK and EU, as state sponsors of terrorism or with countries that are otherwise subject to sanctions and embargo laws. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to significant sanctions and embargo laws.

We are, or in the future could be, subject to investigations, litigation, and claims that could have an adverse effect on us.

We are, from time to time, involved in various claims, investigations and litigation. These matters may include, among other things, contract disputes, personal injury claims, asbestos and other toxic tort claims, environmental claims or proceedings, employment matters, issues related to employee or representative conduct, governmental claims for taxes, duties, customs or other regulatory findings, and litigation that arises in the ordinary course of our business. Although we intend to defend or pursue such matters vigorously, we cannot predict with certainty the outcome or effect of any claim, investigation or other litigation matter, and there can be no assurance as to the ultimate outcome of any claim, investigation or litigation. Investigations, claims and litigation may have an adverse effect on us because of potential negative outcomes, legal fees, the allocation of management's time and attention, and other factors.

We could also face increased climate-related litigation with respect to our operations both in the US and around the world. Governmental and other entities in various US states, such as California and New York, have filed lawsuits against energy companies. These suits allege damages as a result of climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions both in the US and globally. Though we are not currently a party to any such lawsuit, these suits present uncertainty regarding the extent to which companies that are not producing oil or gas, but which are engaged in such production, such as offshore drillers, face an increased risk of liability stemming from climate change, which risk would also adversely impact the oil and gas industry and impact demand for our services.

Financial, Tax, and Governance Risks

We may record impairment charges on property and equipment, including rigs and related capital spares.

We evaluate the impairment of property and equipment, which include rigs and related capital spares, whenever events or changes in circumstances, including a decision to cold stack, retire, or sell rigs, indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment may exist when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset's carrying value over the estimated fair value. As part of this analysis, we make assumptions and estimates regarding future market conditions. To the extent actual results do not meet our estimated assumptions, for a given rig or piece of equipment, we may take an impairment loss in the future. In addition, we may also take an impairment loss on capital spares and other capital equipment when we deem the value of those items has declined due to factors like obsolescence, deterioration or damage. Based upon our impairment analyses for the year ended December 31, 2025, we recorded impairment charges of $82.7 million. We did not record any impairment charges for the year ended December 31, 2024. There can be no assurance that we will not have to take additional impairment charges in the future if depressed market conditions return, or that we will be able to return cold stacked rigs to service in the time frame and at the reactivation costs or at the dayrates that we projected. It is reasonably possible that the estimate of undiscounted cash flows may change in the near term, resulting in the need to write down the affected assets to their corresponding estimated fair values.

The 2023 Revolving Credit Agreement, the indenture for the 2030 Notes, and the indenture for the Diamond Second Lien Notes each contain various restrictive covenants limiting the discretion of our management in operating our business.

The 2023 Revolving Credit Agreement (as defined below) contains various restrictive covenants that may limit our management's discretion in certain respects. In particular, the 2023 Revolving Credit Agreement limits the ability of Noble Finance II LLC ("Noble Finance II") and the ability of its restricted subsidiaries to, among other things and subject to certain limitations and exceptions, (i) incur, assume or guarantee additional indebtedness, (ii) pay dividends or distributions on capital stock or redeem or repurchase capital stock, (iii) make investments, (iv) repay, redeem, or amend certain indebtedness, (v) sell stock of its subsidiaries, (vi) transfer or sell assets, (vii) create, incur, or assume liens, (viii) enter into transactions with certain affiliates, (ix) merge or consolidate with or into any other person or undergo certain other fundamental changes, and (x) enter into certain burdensome agreements. In addition, the 2023 Revolving Credit Agreement obligates Noble Finance II and its restricted subsidiaries to comply with certain financial maintenance covenants and, under certain conditions, to make mandatory prepayments and reduce the amount of credit available under the 2023 Revolving Credit Facility, all as described in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Amended and Restated Senior Secured Revolving Credit Agreement." Such mandatory prepayments and commitment reductions may affect cash available for use in the Company's business. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in all obligations under the 2023 Revolving Credit Facility to be declared due and payable immediately and all commitments thereunder to be terminated.

The 8.000% Senior Notes due 2030 (the "2030 Notes") are fully and unconditionally guaranteed, jointly and severally, by the direct and indirect subsidiaries of Noble Finance II that are guarantors under the 2023 Revolving Credit Facility. The ability of Noble Finance II to comply with the covenants and restrictions contained in the indenture for the 2030 Notes may be affected by events beyond its control. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. A failure to comply with the covenants, ratios, or tests in the indenture, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations. Our existing and future indebtedness may have cross-default and cross-acceleration provisions. Upon the triggering of any such provision, the relevant creditor may:

- not be required to lend any additional amounts to Noble Finance II;
- elect to declare all borrowings outstanding due to them, together with accrued and unpaid interest and fees, to be due and payable;
- have the ability to require Noble Finance II to apply all of its available cash to repay such borrowings; and/or
- prevent Noble Finance II from making debt service payments under its other agreements, any of which could result in an event of default under the 2030 Notes.

If any of our existing indebtedness were to be accelerated, there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness in full. Even if new financing were available, it may be on terms that are less attractive than the 2023 Revolving Credit Facility or the 2030 Notes or it may not be on terms that are acceptable to us. In addition, the Diamond 8.500% Senior Secured Second Lien Notes due October 2030 (the "Diamond Second Lien Notes") are issued by Diamond Foreign Asset Company and Diamond Finance, LLC (collectively, the "Issuers") and are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by Noble Offshore Drilling, Inc. (formerly known as Dolphin Merger Sub 2, Inc. and as successor by merger with Diamond) ("NODI"), and each of its existing restricted subsidiaries (other than the Issuers) and by certain of NODI's future restricted subsidiaries.

The indenture governing the Diamond Second Lien Notes contains covenants that, among other things, restrict NODI's ability and the ability of certain of its subsidiaries to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens; (iii) make certain dividends, distributions, investments, and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate, or sell, transfer, lease, or otherwise dispose of all or substantially all of the assets of NODI and such subsidiaries. A failure to comply with the covenants, ratios, or tests in the indenture, if not cured or waived, could result in the outstanding principal amount, together with accrued and unpaid interest and fees, becoming immediately due and payable and could have a material adverse effect on our business, financial condition, and results of operations.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies, or the taxable presence of our subsidiaries in certain countries could result in a material adverse effect on our financial condition and results of operations.

Tax returns that we file and/or tax payments that we make will be subject to review and examination. If any tax authority successfully challenges our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries, or other material tax positions, if the terms of certain tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings, income tax expense, and/or operating expense could increase substantially and result in a material adverse effect on our financial condition. In addition, Noble may have exposures with respect to the tax audits and tax disputes of certain third parties which were under a joint taxation contribution arrangement with certain subsidiaries that Noble acquired in the business combination (the "Business Combination") with Maersk Drilling (as defined below).

Our consolidated effective income tax rate may vary substantially from one reporting period to another.

We cannot provide any assurances as to what our consolidated effective income tax rate will be because of, among other matters, uncertainty regarding the nature and extent of our business activities in any particular jurisdiction in the future and the tax laws of such jurisdictions, as well as potential changes in tax laws, regulations or treaties, or the interpretation or enforcement thereof, changes in the administrative practices and precedents of tax authorities or any reclassification or other matter, such as changes in applicable accounting rules, that increases the amounts we have provided for income taxes or deferred tax assets and liabilities in our consolidated financial statements. For example, certain countries within which we operate or own substantial assets have enacted changes to their tax laws in response to the Organization for Economic Cooperation and Development's ongoing Base Erosion and Profit Shifting initiatives and these and other countries may enact changes to their tax laws or practices in the future (prospectively or retroactively), which may have a material adverse effect on our financial position, operating results and/or cash flows.

In addition, as a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in the overall level of our income and changes in tax laws, our consolidated effective income tax rate may vary substantially from one reporting period to another. Income tax rates imposed in the tax jurisdictions in which our subsidiaries conduct operations vary, as does the tax base to which the rates are applied. In some cases, tax rates may be applicable to gross revenues, statutory or negotiated deemed profits, or other bases utilized under local tax laws, rather than to net income. Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. If we are unable to mitigate the negative consequences of any change in law, audit, business activity, or other matter, this could cause our consolidated effective income tax rate to increase and cause a material adverse effect on our financial position, operating results, and/or cash flows.

Fluctuations in exchange rates and nonconvertibility of currencies could result in losses to us.

We may experience currency exchange losses when revenues are received or expenses are paid in nonconvertible currencies, when we do not hedge an exposure to a foreign currency, when the result of a hedge is a loss or if any counterparty to our hedge were to experience financial difficulties. We may also incur losses as a result of an inability to collect revenues due to a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Certain shareholders own a significant portion of our outstanding equity securities, and their interests may not always coincide with the interests of other holders of the Ordinary Shares.

A large percentage of the A ordinary shares, par value $0.00001 per share, of Noble ("Ordinary Shares") are held by a relatively small number of investors. As a result, these investors could have significant influence over all matters presented to our shareholders for approval, including election and removal of our directors, change in control transactions, and the outcome of all actions requiring a majority shareholder approval.

The interests of these investors may not always coincide with the interests of the other holders of the Ordinary Shares, and the concentration of control in these investors may limit other shareholders' ability to influence corporate matters. The concentration of ownership and voting power of these investors may also delay, defer, or even prevent an acquisition by a third party or other change of control of our Company, and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other shareholders. In addition, the concentration of voting power may adversely affect the trading price of the Ordinary Shares.

Holders of the Ordinary Shares may not receive dividends on their Ordinary Shares, and we may decrease or suspend our dividend on, or our repurchases of, our Ordinary Shares.

Holders of the Ordinary Shares are entitled to receive only such dividends as our Board of Directors may declare and pay out of funds legally available for such payments. Such may be paid only out of Noble's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law, and additionally as permitted under our credit facilities and other financing arrangements. Therefore, Noble is not permitted to pay dividends out of share capital, which includes share premium. We are not required to pay a dividend or effect share repurchases, and any determination to pay dividends and other distributions in cash, stock, or property, or to effect share repurchases by us in the future, including determinations as to the amount of any such dividend, distribution, or repurchase, will be at the discretion of our Board of Directors. Our payment of dividends and share repurchases may vary from historical practices or our stated expectations. The timing and amount, if any, of dividends and share repurchases is discretionary and will be dependent on many factors, including our expectations regarding our ability to generate sufficient cash flows, and our results of operations, financial condition, cash requirements, future business prospects, capital requirements, contractual and indenture restrictions, and other factors deemed relevant by our Board of Directors.

We are a holding company, and we are dependent upon cash flow from subsidiaries, joint ventures, and associates to meet our obligations.

We currently conduct our operations through our subsidiaries, including joint ventures and associates, and our operating income and cash flow are generated by such entities. As a result, cash we obtain from our subsidiaries, joint ventures, and associates is the principal source of funds necessary to meet our debt service obligations. Unless they are guarantors of our indebtedness, such entities do not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Contractual provisions or laws, as well as such entities' financial condition, debt covenants, and operating requirements, may also limit our ability to obtain the cash that we require to pay our debt service obligations. Applicable tax laws may also subject such payments to us by such entities to further taxation.

Future sales, or the availability for sale, of substantial amounts of the Ordinary Shares or the exercise of warrants would have a dilutive effect to shareholders of the Company, and the perception that these sales may occur could adversely affect the trading price of the Ordinary Shares, and could impair our ability to raise capital through future sales of equity securities.

As of February 6, 2026, there were 159,197,398 Ordinary Shares outstanding. In addition, as of February 6, 2026, 885,902 Tranche 1 Warrants (as defined below) and 941,557 Tranche 2 Warrants (as defined below) were outstanding and exercisable. In addition, new equity awards may be granted under the Noble Corporation plc 2022 Long-Term Incentive Plan, pursuant to which, up to 3,881,176 new Ordinary Shares may be issued.

A large percentage of the Ordinary Shares (or warrants exercisable for Ordinary Shares) are held by a relatively small number of investors.

Sales of a substantial number of the Ordinary Shares in the public markets, exercise of a substantial number of warrants, or even the perception that these sales or exercises might occur, could impair our ability to raise capital for our operations through a future sale of, or pay for acquisitions using, our equity securities.

As of February 6, 2026, the Mandatory Exercise Condition (as defined in the applicable warrant agreement) for the Tranche 1 Warrants and the Tranche 2 Warrants had been satisfied. Between January 1, 2025, and December 31, 2025, an aggregate of 875 Ordinary Shares were issued pursuant to exercise of Tranche 1 Warrants, Tranche 2 Warrants, and Tranche 3 Warrants (as defined below). These exercises, and continued exercises of these warrants into Ordinary Shares pursuant to the terms of the outstanding warrants, will have a dilutive effect to the holdings of our existing shareholders.

We used Ordinary Shares for part of the consideration in the Diamond Transaction and may issue Ordinary Shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Ordinary Shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those Ordinary Shares or other securities in connection with any such acquisitions and investments.

We cannot predict the effect that future sales of Ordinary Shares will have on the price at which the Ordinary Shares trade or the size of future issuances of Ordinary Shares or the effect, if any, that future issuances will have on the market price of the Ordinary Shares. Sales of substantial amounts of the Ordinary Shares, or the perception that such sales could occur, may adversely affect the trading price of the Ordinary Shares.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cyber Security.

Risk Management and Strategy

Cyber security risk management at Noble, along with other enterprise risks, is part of the Company's Enterprise Risk Management Program. Risks arising from cyber security threats are assessed, identified, and managed by our Information Security Team, which reports to the Chief Information Officer ("CIO"). The Information Security Team is composed of the Director of Information Security, managers, and security analysts.

The Information Security Team is responsible for all of Noble's cyber security-related activities such as advising on governance requirements, establishing cyber security policies, standards, and procedures, reporting on cyber security matters, determining risk appetite, setting security posture, evaluating security maturity, and supporting compliance with applicable cyber security frameworks. The team monitors both internal and external cyber security threats, including potential compromising internet-based attacks and phishing activities, and aims to implement and adapt protective measures as appropriate.

The Director of Information Security and information security managers carry broad manager level cyber security certifications, and the technical teams carry relevant specific technical certifications related to both information technology and operational technology security.

Noble's cyber security program includes mandatory cyber security training and awareness activities, phishing exercises, and incident response plan testing, which are designed to support our cyber security risk management efforts and to assess whether various applicable implemented cyber security controls are operating as intended.

Noble works with various third-party service providers to help execute and advise on cyber security and conduct maturity assessments as needed.

Noble maintains processes to monitor all third parties with direct access into the Noble network through various implemented security tools that provide both detective and preventive controls. Such third parties are also subject to procurement processes and specific legal terms and conditions. Noble also engages with various third-party service providers in order to share intelligence regarding external threats. For any cyber security incidents, Noble may engage applicable third-party service providers to support with forensic investigations and incident response activities.

In the last fiscal year, Noble has not identified any known cyber security threats, incidents, or exposures that have materially affected Noble's business strategy, results of operations, or financial condition, but Noble faces certain ongoing cyber security risks that, if realized, could materially and adversely affect Noble. This does not guarantee that future cyber security incidents or threats will not have a material impact or that we are not currently subject to an undetected cyber security incident or threat that may have such an impact. Potential cyber security risks to Noble are described in Part I, Item 1A, "Risk Factors," which should be read in conjunction with the foregoing information.

Governance

The Audit Committee of the Board provides oversight of the Company's cyber security program. The Information Security Team keeps management informed about cyber security initiatives, threats, incidents, training, and best practices on an on-going basis via circulated memos or meetings.

In addition to reporting through the Audit Committee and Enterprise Risk Management Program, the Board may periodically include cyber security as a standalone agenda item and may engage with the CIO and Information Security Team as well as external experts on cyber security threats.

The Information Security Team advises the CIO via reports on prevention, detection, mitigation, and remediation of cyber security threats. The CIO is responsible for the Information Security Team's risk strategy, assessment, exceptions, risk acceptance, and management of the Company's material cyber security risks. Ongoing assessments cover applicable information technology and operations technology systems, applications, and software used to support Noble's corporate and rig operations. The outcomes of these various assessments inform the IT risk appetite and risk identification, and are discussed and shared with the CIO, executive management, the Audit Committee, and the Board of Directors.

The CIO has extensive cyber security knowledge and skills gained from over ten years of relevant work experience at Noble including two years as Deputy CIO as well as Director, IT prior to the merger with The Drilling Company of 1972 A/S, a

Danish public limited liability company ("Maersk Drilling") with responsibility for cyber security. The CIO has multiple years of experience managing OT data and secure remote access for data management on and offshore. Prior to serving as Director, IT the CIO was the Manager, Business Systems responsible for application management and Enterprise Architecture. The Information Security Team advises the CIO on prevention, detection, mitigation, and remediation of cyber security incidents.

Item 2. Properties.

The description of our rig fleet included under "Part I, Item 1, Business" is incorporated by reference herein. We lease office space in Houston, Texas, where our corporate headquarters are located. In addition, we own and lease operational, administrative, and marketing offices, as well as other sites used primarily for operations, storage, and maintenance and repairs for drilling rigs and equipment in various locations worldwide.

Item 3. Legal Proceedings.

As of December 31, 2025, we were involved in a number of lawsuits, regulatory matters, disputes, and claims, asserted and unasserted, all of which have arisen in the ordinary course of our business and for which we do not expect the liability, if any, to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. We cannot predict with certainty the outcome or effect of any of the matters referred to above or of any such other pending or threatened litigation or legal proceedings. We can provide no assurance that our beliefs or expectations as to the outcome or effect of any lawsuit or claim or dispute will prove correct and the eventual outcome of these matters could materially differ from management's current estimates.

Additional information regarding legal proceedings is presented in "Note 12 — Commitments and Contingencies" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Market for Shares and Related Shareholder Information
Our shares are listed on the New York Stock Exchange ("NYSE") under the ticker symbol "NE".

On February 6, 2026, there were 159,197,398 Ordinary Shares outstanding held by 8 shareholder accounts of record. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

Exercises of Warrants
During the three months ended December 31, 2025:

- 63 Ordinary Shares were issued to holders of our Tranche 1 Warrants (as defined below) pursuant to exercises of 63 Tranche 1 Warrants; and
- 73 Ordinary Shares were issued to holders of our Tranche 2 Warrants (as defined below) pursuant to exercises of 73 Tranche 2 Warrants; and
- 23 Ordinary Shares were issued to holders of our Tranche 3 Warrants (as defined below) pursuant to exercises of 1 Tranche 3 Warrant.

Such Ordinary Shares, as the case may be, were issued pursuant to the exemptions from the registration requirements of the Securities Act under Section 4(a)(2) under the Securities Act or Section 1145 of the Bankruptcy Code, as the case may be. For more information on the terms of exercise and other features of the warrants, see "Note 7 — Equity" to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Share Repurchases
The following table presents information about our purchases of equity securities for the three months ended December 31, 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program [1]	Approximate Dollar Value of Shares that may yet be Purchased Under a Plan or Program [1]
October 1 - 31, 2025	—	$ —	—	$ 370,184,940
November 1 - 30, 2025	—	$ —	—	$ 370,184,940
December 1- 31, 2025	—	$ —	—	$ 370,184,940
Total	—		—	$ 370,184,940

[1] Subject to restrictions under applicable law discussed in "Note 7 — Equity" to our consolidated financial statements, we announced a share repurchase plan on November 2, 2022, to purchase up to $400.0 million of outstanding Ordinary Shares or Warrants (as defined below). On October 22, 2024, Noble's Board of Directors authorized an increased share repurchase authorization of up to an additional $400.0 million and, at the 2025 annual general meeting of shareholders, shareholders approved the repurchase of up to 23,800,068 Ordinary Shares. The authorization by the Board of Directors has approximately $370.0 million remaining, does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. None of the shareholder authorization to purchase up to 23,800,068 Ordinary Shares has yet been utilized, and the authorization by shareholders expires on May 8, 2030 (subject to certain exceptions). The program does not obligate us to acquire any particular amount of Ordinary Shares.

Dividends
The declaration and payment of dividends require the authorization of the Board of Directors. Such may be paid only out of Noble's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law. Therefore, Noble is not permitted to pay dividends out of share capital, which includes share premium. The payment of

future dividends will depend on our results of operations, financial condition, cash requirements, future business prospects, contractual and indenture restrictions, and other factors deemed relevant by our Board of Directors.

Stock Performance Graph

The chart below presents a comparison of the cumulative total returns, assuming $100 was invested at the beginning of the period for Noble, the Standard & Poor's 500 Index (“S&P 500”), the PHLX Oil Service Sector Index (“OSX”), and the Dow Jones US Oil Equipment and Services. Total return assumes the reinvestment of dividends, if any, in the security on the ex-dividend date. This graph depicts the past performance for the period from June 9, 2021, the day our shares were relisted on the NYSE, through December 31, 2025, and in no way should be used to predict future share performance.


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	Indexed Returns					
Company / Index	**June 9, 2021**	**December 31, 2021**	**December 31, 2022**	**December 31, 2023**	**December 31, 2024**	**December 31, 2025**
Noble Corporation plc	$ 100.00	$ 100.24	$ 152.36	$ 197.37	$ 128.69	$ 130.72
S&P 500 Index	100.00	112.95	90.99	113.04	139.39	162.23
Dow Jones US Oil Equipment & Services Index	100.00	77.84	127.98	132.25	119.55	125.97
OSX Index	100.00	78.50	124.90	125.00	108.16	109.24

The above graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion is intended to assist you in understanding our financial position at December 31, 2025 and 2024, and our results of operations for the years ended December 31, 2025, 2024, and 2023.

The following discussion should be read in conjunction with the consolidated financial statements and related notes contained in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by Noble.

Executive Overview

Noble is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. Our business strategy is centered around providing efficient, reliable, and safe offshore drilling services to our customers. We have one of the youngest and highest specification fleets of global scale in the industry, with diversification across geographic regions and customers. The Company has a track record of industry-leading utilization coupled with a commitment to best-in-class safety performance and customer satisfaction. We strive to be the leader in industry innovation and a first-mover in sustainability.

Our fleet consists predominately of technologically advanced units, equipped with sophisticated systems and components prepared to execute our customers' complicated offshore drilling programs safely and with greater efficiency. We are primarily focused on the ultra-deepwater market and the ultra-harsh environment jackup market, which typically are more technically challenging markets to operate in.

We emphasize safe operations, environmental stewardship, and superior performance through a structured management system, the employment of qualified and well-trained crews and onshore support staff, the care of our surroundings and the neighboring communities where we operate, and other activities advancing our sustainability strategy, and good governance. We also manage rig operating costs through the implementation and continuous improvement of innovative systems and processes, which includes the use of data analytics and predictive maintenance technology.

As of the filing date of this Annual Report on Form 10-K, our fleet of 31 drilling rigs consists of 25 floaters and 6 jackups strategically deployed worldwide. We typically employ each drilling unit under an individual contract, and many contracts are awarded based upon a competitive bidding process.

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent, and government-owned or controlled oil and gas companies throughout the world.

For the year ended December 31, 2025, our financial and operating results include:

- operating revenues totaling $3.3 billion;
- net income of $216.7 million or $1.35 per diluted share;
- net cash provided by operating activities totaling $951.7 million;
- no funds drawn down on the 2023 Revolving Credit Facility (as defined below) as of December 31, 2025, and
- a year end cash balance of $471.4 million.

Demand for our services is driven by the offshore exploration and development programs of oil and gas operators, which in turn are influenced by many factors. Those factors include, but are not limited to, the price and price stability of oil and gas, the relative cost and carbon footprint of offshore resources within each operator's broader energy portfolio, global macroeconomic conditions, world energy demand, the operator's strategy toward renewable energy sources, environmental considerations, and governmental policies.

Outlook

In recent years, oil prices have generally remained at levels that are supportive of offshore exploration and development activity and global rig demand recovered to eclipse pre-pandemic levels, albeit with some moderation since early 2024.

Current demand and utilization levels are supported by the combination of the outlook for longer-term commodity prices, heightened focus on energy security, the capital intensity of depletion replacement, and relative attractiveness of offshore plays with respect to both cost and carbon emissions. The increase in global rig demand since 2021 has had a positive impact on dayrates for most rig classes, although dayrates have decreased moderately since recent highs in 2023 and 2024.

The global rig supply has come down from historic highs as Noble and other offshore drilling contractors have retired less capable and idle assets. Concurrently, the incoming supply of newbuild offshore drilling rigs has diminished materially, with very few newbuild rigs now remaining stranded in shipyards.

Although the market outlook in our business varies by geographical region and water depth and, despite recent downward pressure on the price of oil, we remain encouraged by the long-term outlook in the ultra-deepwater floater market. Our customers continue to focus on our highest specification floaters, which represents the majority of our floater fleet. Assuming current market fundamentals, continued customer prioritization towards these highest specification floaters could result in lower utilization for our lower specification drillships and our semi-submersibles. Demand for midwater semisubmersibles is primarily driven by brownfield activity in mature basins, especially in Northwest Europe, South America, and the Asia Pacific regions, where a generally stable level of baseload demand is supported by infield drilling and plug and abandonment requirements. Despite some recent contract suspensions in select jackup markets, we have also observed an overall demand increase in the global jackup market since 2020. While we remain encouraged about overall long-term rig demand, as evidenced by recent multi-year, multi-rig contracts that we have booked into backlog, the near-term outlook for both floaters and jackups over the next several quarters continues to present lingering utilization headwinds compared to 2023-2024 levels. Furthermore, economic uncertainty and lower commodity prices arising from recent trade policy and tariffs, compounded with OPEC's stated intent to increase oil production, collectively present a potential for additional demand risk for offshore rigs in the near term.

Returning to the broader offshore drilling market, recent contract awards and open tenders show an increasing proportion of multi-year contracts, although a significant number of shorter-term commitments continue to be fixed as well. Longer-term contracts can generally provide economic efficiencies by reducing the number of rig contract start-ups, both with different customers and among different regions, which is expected to reduce incremental resources and costs. On the other hand, certain multi-year contracts that are scheduled to commence a year or longer into the future can present near-term utilization inefficiency due to challenges with filling interim availability on the assets.

The energy transition from hydrocarbons to renewables poses a challenge to the oil and gas sector and our market. Energy rebalancing trends sharply accelerated over the past decade as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources, although this trend has moderated or even reversed in certain jurisdictions in more recent years with shifting political priorities. Our industry could be further challenged as resource holders and policy makers continue to evaluate and calibrate strategies and capital flows to address global energy needs. Ultimately, however, there continues to be a global dependence on products made from hydrocarbons and on the combustion of hydrocarbons to provide reliable and affordable energy. Low-cost and low-emission barrels are expected to be the most attractive conventional source to meet energy needs both currently and in the future. Global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and lasting role in meeting this demand.

Our cost profile remains sensitive to global labor market conditions, capital intensive repair and maintenance scopes on our rigs, global trade and sanctions regimes, including the impacts of new or increased tariffs or trade wars, and geopolitical crises and their respective regional and global ramifications. Each of these factors has the potential to adversely impact our ability to conduct our day-to-day operations and manage costs with uncertainty related to trade policy and tariffs also having the ability to negatively impact rig demand.

We expect inflationary pressures to persist, which has led, and may continue to lead, to increased costs of services. Additionally, we expect supply chain disruptions to continue as geopolitical challenges, including those throughout Russia-Ukraine, the Middle East, and Venezuela, and their respective regional and global ramifications, may negatively impact our ability to conduct our day-to-day operations. Additionally, the impact of new or increased tariffs or trade wars could have an inflationary impact on the costs of certain products and services as well as potentially contribute to further supply chain disruptions.

Contract Drilling Services Backlog

We maintain a backlog of commitments for contract drilling services. Our contract drilling services backlog reflects estimated future revenues attributable to signed drilling contracts. As of December 31, 2025, contract drilling services backlog totaled approximately $7.0 billion.

We calculate backlog for any given unit and period by multiplying the full contractual operating dayrate for such unit by the number of days remaining in the period, and include certain assumptions based on the terms of certain contractual arrangements, discussed in the notes to the table below. The reported contract drilling services backlog does not include amounts representing revenues for mobilization, demobilization, and contract preparation, which are not expected to be significant to our contract drilling services revenues, amounts constituting reimbursables from customers, or amounts attributable to uncommitted option periods under drilling contracts or letters of intent.

The table below presents the amount of our contract drilling services backlog and the percent of available operating days committed for the periods indicated:

	Year Ended December 31, [1]						
	Total	2026	2027	2028	2029	2030	2031
				(In thousands)			
Contract Drilling Services Backlog							
Floaters [2] [3]	$ 6,402,852	$ 2,102,353	$ 1,825,939	$ 1,480,958	$ 633,713	$ 240,073	$ 119,816
Jackups [4] [6]	616,275	394,695	221,580	—	—	—	—
Total	$ 7,019,127	$ 2,497,048	$ 2,047,519	$ 1,480,958	$ 633,713	$ 240,073	$ 119,816
Percent of Available Days Committed [5]							
Floaters		58 %	54 %	41 %	17 %	6 %	3 %
Jackups		54 %	22 %	— %	— %	— %	— %
Total		57 %	44 %	29 %	11 %	4 %	2 %

[1] Represents a twelve-month period beginning January 1. Some of our drilling contracts provide customers with certain early termination rights and, in limited cases, those termination rights require minimal or no notice and minimal financial penalties.

[2] Noble entered into a multi-year Commercial Enabling Agreement (the "CEA") with ExxonMobil in February 2020. Under the CEA, dayrates for the rigs are repriced on January 1 and July 1 each year to the projected market rate at the time the new rate goes into effect, subject to a scale-based discount and a performance bonus that appropriately aligns the interests of Noble and ExxonMobil. Under the CEA, the above table includes awarded and remaining current contract term to February 18, 2029, related to each of the four following rigs: the *Noble Tom Madden*, *Noble Bob Douglas*, *Noble Don Taylor*, and *Noble Sam Croft*. Under the CEA, ExxonMobil may reassign remaining contract term among rigs, subject to maintaining certain minimum contract term on the rig from which term is removed.

[3] Assuming approximately 40% of available performance revenue realized on a combined basis under certain long-term contracts with Shell plc (US Gulf) and TotalEnergies (Suriname).

[4] In 2022, Noble renewed its five-year Framework Agreement with Aker BP for the provision of ultra-harsh environment jackup rigs, the *Noble Integrator* and *Noble Invincible*, for activities in offshore Norway. Under this Framework Agreement, different rate structures apply reflecting different operating modes, agreed incentive schemes, and adjustments for operating expenses. Rate structures are adjusted annually to reflect market conditions.

[5] Percent of available days committed is calculated by dividing the total number of days our rigs are operating under contract for such period by the product of the number of our rigs, including cold stacked rigs, and the number of calendar days in such period.

[6] The above table includes approximately $84.0 million of backlog associated with the six rigs classified as held for sale as of December 31, 2025, pertaining to the agreements with Borr Drilling Limited and Ocean Oilfield Drilling. For additional information, see "Note 5 — Property and Equipment" and "Note 16 — Subsequent Events" to our consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K.

Our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. See Part I, Item 1A, "Risk Factors—Risks Related to Our Business and Operations—Our current backlog of contract drilling revenue may not be ultimately realized."

As of December 31, 2025, ExxonMobil, Shell plc, BP, and TotalEnergies represented approximately 23.7%, 19.5%, 16.2%, and 12.6% of our backlog, respectively.

Results of Operations

Results for the years ended December 31, 2025 and 2024
Net income for the year ended December 31, 2025, was $216.7 million, or $1.35 per diluted share, on operating revenues of $3.3 billion compared to net income for the year ended December 31, 2024, of $448.4 million, or $2.96 per diluted share, on operating revenues of $3.1 billion.

Key Operating Metrics
Operating results for our contract drilling services segment are dependent on three primary metrics: operating days, dayrates, and operating costs. We also track rig utilization, which is a function of operating days and the number of rigs in our fleet. For more information on operating costs, see "Contract Drilling Services" below.

The following table presents the average rig utilization, operating days, and average dayrates for our rig fleet for the periods indicated.

	Average Rig Utilization [1]		Operating Days [2]		Average Dayrates [2]	
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**
Floaters	67 %	69 %	6,356	5,372	$ 402,703	$ 427,192
Jackups	64 %	77 %	2,911	3,678	185,337	153,321
Total	66 %	72 %	9,267	9,050	$ 334,426	$ 315,883

[1] We define utilization for a specific period as the total number of days our rigs are operating under contract, divided by the product of the total number of our rigs, including cold stacked rigs (i.e., idle without a contract, have reduced or no crew, or are not actively marketed in present market conditions), and the number of calendar days in such period. Information reflects our policy of reporting on the basis of the number of available rigs in our fleet.

[2] An operating day is defined as a calendar day during which a rig operated under a drilling contract. We define average dayrates as revenue from contract drilling services earned per operating day. Average dayrates have not been adjusted for the non-cash amortization related to favorable and unfavorable customer contract intangibles.

Contract Drilling Services

The following table presents the operating results for our contract drilling services segment for the period indicated (dollars in thousands):

| | Years Ended December 31, | | Change | |
	2025	**2024**	**$**	**%**
Operating revenues:				
Contract drilling services	$ 3,107,207	$ 2,918,767	$ 188,440	6 %
Reimbursables and other [(1)]	178,361	139,051	39,310	28 %
	$ 3,285,568	$ 3,057,818	$ 227,750	7 %
Operating costs and expenses:				
Contract drilling services	$ 1,915,551	$ 1,687,164	$ 228,387	14 %
Reimbursables [(1)]	136,389	105,479	30,910	29 %
Depreciation and amortization	585,469	428,626	156,843	37 %
General and administrative	133,147	140,499	(7,352)	(5)%
Merger and integration costs	26,382	109,424	(83,042)	(76)%
Gain on sale of operating assets, net	(9,586)	(17,357)	7,771	(45)%
Loss on impairment	82,664	—	82,664	— %
	2,870,016	2,453,835	416,181	17 %
Operating income (loss)	$ 415,552	$ 603,983	$ (188,431)	(31)%

[(1)] We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations, or cash flows.

Contract Drilling Services Revenues

The following table provides information about contract drilling services revenues and costs by rig types (dollars in millions except average dayrates):

| | | Years Ended December 31, | | | |
| | | **2025** | | **2024** | |
		Floaters	**Jackups**	**Floaters**	**Jackups**
Contract drilling services revenues		$ 2,568	$ 540	$ 2,350	$ 569
Contract drilling services costs		1,539	377	1,306	381
Average rig utilization		67 %	64 %	69 %	77 %
Operating days		6,356	2,911	5,372	3,678
Average dayrates		$ 402,703	$ 185,337	$ 427,192	$ 153,321
Total rigs	— Beginning	27	13	19	13
	— Acquired	—	—	11	—
	— Disposed	(2)	(2)	(3)	—
	— Ending	25	11	27	13

Floaters. During the year ended December 31, 2025, floaters generated revenue of $2.6 billion, as compared to $2.3 billion in the year ended December 31, 2024. The increase in revenue was mainly attributable to $626.2 million provided by the additional floaters acquired in connection with the Diamond Transaction. For additional information, see "Note 2 — Acquisitions and Divestitures" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. These increases were partly offset by $347.9 million from rigs with net changes in operating days during the current year as well as $13.7 million from a decrease in average dayrates during the current year. Additionally, floater revenue from net non-cash amortization related to off-market customer contract assets and liabilities decreased $46.6 million during the current year.

Jackups. During the year ended December 31, 2025, jackups generated revenue of $539.5 million, as compared to $569.1 million in the year ended December 31, 2024. The decrease in revenue was mainly attributable to a decrease of $93.3 million from rigs with net changes in operating days during the current year. This decrease was partly offset by $81.5 million from an increase in average dayrates in the current year. Additionally, jackup revenue from net non-cash amortization related to off-market customer contract assets and liabilities decreased $5.1 million during the current year.

Operating Costs and Expenses
Floaters. During the year ended December 31, 2025, total contract drilling services cost related to floaters was $1.5 billion, as compared to $1.3 billion in the year ended December 31, 2024. The primary drivers of this increase were $270.2 million related to the additional floaters acquired in connection with the Diamond Transaction (for additional information, see "Note 2 — Acquisitions and Divestitures" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K), $38.6 million in mobilization costs, $16.5 million in insurance costs, $10.1 million in fuel, and $6.1 million in rental equipment. These increases were partially offset by decreases of $40.7 million in repairs and maintenance, $13.1 million in transportation and storage, $12.5 million in labor, as well as insurance proceeds received for a certain rig totaling $15.6 million. Further, there was a decrease of $27.1 million related to certain rigs sold or no longer operated by Noble.

Jackups. During the year ended December 31, 2025, total contract drilling services cost related to jackups was $377.0 million, as compared to $381.2 million in the year ended December 31, 2024. The primary drivers of this decrease were $10.4 million related to repairs and maintenance as well as insurance proceeds received for a certain rig totaling $20.0 million. These decreases were partially offset by increases of $10.2 in mobilization costs, $4.8 million in fuel, $3.5 million in labor, and $20.4 million in non-labor and operations support costs, and other costs across the fleet. Further, there was a decrease of $12.7 million related to certain rigs sold or no longer operated by Noble.

Depreciation and amortization. Depreciation and amortization totaled $585.5 million and $428.6 million during the years ended December 31, 2025 and 2024, respectively. Depreciation and amortization increased in the current year primarily due to the Diamond Transaction as well as the timing of capital additions that were placed in service as compared to retirements among the periods.

General and administrative. General and administrative expenses totaled $133.1 million and $140.5 million during the years ended December 31, 2025 and 2024, respectively. The small decrease was due to individually insignificant items within certain corporate charges such as professional fees, corporate leases, and employee-related costs.

Merger and integration costs. Noble incurred $26.4 million and $109.4 million of merger and integration costs during the years ended December 31, 2025 and 2024, respectively, primarily as a result of the Diamond Transaction. During the current year, $25.4 million and $0.9 million of costs related directly to the Diamond Transaction and the Business Combination with Maersk Drilling, respectively. Costs incurred prior to 2025 related primarily to the Diamond Transaction, of which, a majority of the costs were attributable to the closing of the transaction and included charges for professional fees, severance, and share-based compensation. For additional information, see "Note 2 — Acquisitions and Divestitures" and "Note 3 — Merger and Integration Costs" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Gain on sale of operating assets, net. During the year ended December 31, 2025, we sold the *Noble Highlander*, *Noble Reacher*, *Pacific Meltem*, and *Pacific Scirocco*, resulting in a pre-tax gain of $9.7 million. During the year ended December 31, 2024, we sold the *Noble Explorer*, resulting in a pre-tax gain of $17.4 million.

Loss on impairment. During the year ended December 31, 2025, we recorded a loss on impairment of $82.7 million to reduce the carrying values of the *Noble Globetrotter II*, *Noble Reacher*, and *Noble Resolve* to their estimated fair value less costs to sell. There were no impairments recorded during the year ended December 31, 2024. For additional information, see "Note 5 — Property and Equipment" to our unaudited condensed consolidated financial statements.

Other Income and Expenses
Interest expense, net of amounts capitalized. Interest expense totaled $162.4 million and $94.2 million for the years ended December 31, 2025 and 2024, respectively. Interest expense increased as a result of the Diamond Transaction and primarily relates to our 2030 Notes as well as the Diamond Second Lien Notes (as defined below). For additional information, see "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Interest income and other, net. Noble recognized interest and other income of $20.0 million and interest income and other losses of $17.4 million for the years ended December 31, 2025 and 2024, respectively. For the year ended

December 31, 2025, Noble received a $3.5 million tax contribution payment from A.P. Møller Holding A/S ("APMH"), recognized a $5.9 million excise tax receivable, and made a $1.0 million annual fee payment related to the 2023 Revolving Credit Facility (as defined below). For the year ended December 31, 2024, Noble made a tax contribution repayment of $4.0 million related to a joint taxation scheme with APMH. For additional information, see "Note 10 — Income Taxes" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Income tax benefit (provision). Noble recorded an income tax provision of $56.4 million and $44.0 million during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, our tax provision included tax benefits of $134.0 million related to non-recurring releases of valuation allowances primarily in Luxembourg and Switzerland, and a net tax benefit of $60.2 million related to changes in uncertain tax positions. Such tax benefits were offset by various recurring annual accruals of $250.6 million primarily in Guyana, the United States, Switzerland, and Luxembourg.

During the year ended December 31, 2024, our tax provision included tax benefits of $123.6 million related to non-recurring releases of valuation allowances primarily in Luxembourg, and a net tax benefit of $20.2 million related to changes in uncertain tax positions. Such tax benefits were offset by various recurring quarterly accruals of $187.8 million primarily in Guyana, Nigeria, the United States, Switzerland, and Luxembourg.

2024 Compared to 2023
Information related to a comparison of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 18, 2025.

Liquidity and Capital Resources

Sources and Uses of Cash
Our principal source of capital in 2025 was cash generated from operating activities. Cash on hand during the current year was primarily used for the following:

- normal recurring operating expenses;
- capital expenditures;
- fees and expenses related to merger and integration costs;
- share repurchases and dividend payments; and
- certain contractual cash obligations and commitments.

Our anticipated cash flow needs, both in the short term and long term, may also include repurchases, redemptions, or repayments of debt and interest.

We currently expect to fund our cash flow needs with cash generated by our operations, cash on hand, proceeds from sales of assets, or borrowings under the 2023 Revolving Credit Facility, and we believe this will provide us with sufficient liquidity to fund our cash flow needs over the next 12 months. Subject to market conditions and other factors, we may also issue equity or long-term debt securities to fund our cash flow needs and for other purposes. We have been incurring expenses and capital costs related to an incident regarding one floater. These incurred costs exceeded the applicable deductible. We have received partial insurance recoveries for these claims and we continue to seek insurance recoveries for the remainder of the incurred and anticipated costs.

In December 2025, Noble entered into agreements to sell six jackup rigs for an aggregate of $424.0 million, comprising $274.0 million in cash and $150.0 million in seller notes that have a six-year maturity. The sale of five rigs closed during the first quarter of 2026 while closing for the final rig is expected in the third quarter of 2026. For additional information, see "Note 16 — Subsequent Events" to our unaudited condensed consolidated financial statements.

Net cash provided by operating activities was $951.7 million and $655.5 million for the years ended December 31, 2025 and 2024, respectively. Net cash provided by operating activities increased mainly due to improvements in cash flows from operating assets driven by an increase in payments from customers, insurance proceeds received, and the Diamond Transaction. We had working capital balances of $512.6 million and $448.5 million at December 31, 2025 and 2024, respectively.

Net cash used in investing activities was $350.1 million and $959.0 million for the years ended December 31, 2025 and 2024, respectively. The decrease in net cash used in investing activities for the year ended December 31, 2025, was primarily attributable to the net cash paid related to the closing of the Diamond Transaction occurring during the year ended December 31, 2024, and proceeds received from rig disposals during the current year. Otherwise, net cash used in investing activities consisted of capital expenditures on routine projects associated with overhauls and upgrades on various rigs.

Net cash used in financing activities was $373.9 million and net cash provided by financing activities was $188.1 million for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, we repurchased 0.7 million of our Ordinary Shares for a total of $20.0 million, made dividend payments to our shareholders of $320.4 million, made finance lease payments of $23.9 million, and paid $9.7 million in taxes withheld on vested employee share-based compensation awards. The year ended December 31, 2024, included the issuance of an additional $824.0 million of 2030 Notes. We also repurchased 8.4 million of our Ordinary Shares for a total of $300.0 million, made dividend payments to our shareholders of $277.8 million, and paid $66.1 million in taxes withheld on vested employee share-based compensation awards.

At December 31, 2025, we had a total contract drilling services backlog of approximately $7.0 billion, which includes a commitment of 57% of available days for 2026. For additional information regarding our backlog, see "Contract Drilling Services Backlog."

Capital Additions
Capital additions totaled $500.1 million and $520.3 million for the years ended December 31, 2025 and 2024, respectively. Capital additions for the year ended December 31, 2025, consisted of the following:

- $296.0 million for sustaining capital;
- $179.2 million in major projects, including subsea and other related projects, and capital spares; and
- $24.9 million for rebillable capital and contract modifications.

Our total capital expenditures estimate for 2026 is expected to range between $590.0 million and $640.0 million. We expect to fund these capital expenditures with cash generated by our operations and cash on hand.

From time to time we consider possible projects and certain events may occur that would require expenditures that are not included in our capital budget, and such unbudgeted expenditures could be significant. This includes additional capital expenditures to upgrade rigs for specific customer requirements or contracts. The total amount of capital that we ultimately spend is partly dependent on broader market conditions, the actual level of current and expected contracting activity, as well as costs related to satisfying regulatory requirements. Given many of our capital related projects can take considerable time to complete, the actual costs and timing of expenditures may vary materially from estimates based on various factors, many of which are out of our control. In addition, while liquidity and preservation of capital remains our top priority, we will continue to evaluate acquisitions of drilling units from time to time.

Amended and Restated Senior Secured Revolving Credit Agreement
In April 2023, certain subsidiaries of Noble amended and restated the senior secured revolving credit agreement, dated February 5, 2021, by entering into an Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 18, 2023 (as amended and otherwise modified from time to time, the "2023 Revolving Credit Agreement"), by and among Noble Finance II, Noble International Finance Company, Noble Drilling A/S, and each other designated borrower from time to time party thereto, as borrowers (the "Borrowers"), the lenders and issuing banks party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, and security trustee. The revolving credit facility under the 2023 Revolving Credit Agreement (the "2023 Revolving Credit Facility") provides for commitments of $550.0 million with maturity in April 2028. The guarantors under the 2023 Revolving Credit Facility are the same subsidiaries of Noble Finance II that are or will be guarantors of the 2030 Notes.

As of December 31, 2025, we had no borrowings outstanding and $6.7 million of letters of credit issued under our 2023 Revolving Credit Facility and an additional $41.5 million in letters of credit and surety bonds issued under bilateral arrangements. For additional information about the 2023 Revolving Credit Facility, see "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

8.000% Senior Notes due 2030
In April 2023, Noble Finance II, a wholly owned subsidiary of Noble, issued $600.0 million in aggregate principal amount of its 8.000% Senior Notes due 2030 ("Initial 2030 Notes"). The Initial 2030 Notes were issued pursuant to an indenture, dated

April 18, 2023 (as supplemented or otherwise modified from time to time, the "Noble Indenture"), among Noble Finance II, the subsidiaries of Noble Finance II party thereto, as guarantors (the "Guarantors"), and U.S. Bank Trust Company, National Association, as trustee. In August 2024, Noble Finance II issued an additional $800.0 million in aggregate principal amount of its 8.000% Senior Notes due 2030 (the "Additional 2030 Notes" and, together with the Initial 2030 Notes, the "2030 Notes") at a premium of 103% bringing the total outstanding principal amount to $1.4 billion. The Additional 2030 Notes were issued pursuant to the Noble Indenture and the net proceeds from the offering of the Additional 2030 Notes were primarily used to fund the cash consideration in the Diamond Transaction and to pay any premiums, fees, and expenses related to the issuance of the Additional 2030 Notes. As of December 31, 2025, we had outstanding $1.4 billion aggregate principal amount of our 2030 Notes. For additional information about the 2030 Notes, see "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

8.500% Senior Secured Second Lien Notes due 2030
In connection with the Diamond Transaction, the Company assumed $550.0 million aggregate principal amount of 8.500% Senior Secured Second Lien Notes due October 2030 (the "Diamond Second Lien Notes") issued pursuant to an indenture, dated as of September 21, 2023 (as supplemented and otherwise modified from time to time, the "Diamond Second Lien Indenture"), among Diamond Foreign Asset Company and Diamond Finance, LLC, as issuers, Diamond, the other guarantors party thereto and HSBC Bank USA, National Association, as trustee and as collateral agent. As of December 31, 2025, we had outstanding $550.0 million aggregate principal amount of our Diamond Second Lien Notes. For additional information about the Diamond Second Lien Notes, see "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Diamond Credit Agreement
In connection with the Diamond Transaction, the Company terminated Diamond's $300.0 million senior secured revolving credit facility (the "Diamond Revolving Credit Facility") under a credit agreement, dated as of April 23, 2021 (as amended and otherwise modified, the "Diamond Credit Agreement"), among Diamond, Diamond Foreign Asset Company, as borrower, the lenders party thereto from time to time and HSBC Bank USA, National Association, as administrative agent, collateral agent, and issuing lender. The revolving commitments under the Diamond Credit Agreement were scheduled to mature in April 2026. At the time of the Diamond Transaction and the termination of the commitments under the Diamond Credit Agreement, Diamond had no outstanding borrowings under the Diamond Credit Agreement. For additional information about the Diamond Credit Agreement, see "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Dividends
Our most recent quarterly dividend, totaling $79.4 million (or $0.50 per share), was declared on October 27, 2025, and paid on December 18, 2025, to shareholders of record at close of business on December 4, 2025. During the year ended December 31, 2025, we declared dividends of $321.3 million, including accrued dividends, (or $2.00 per share), and made cash dividend payments of approximately $317.6 million.

On February 11, 2026, Noble's Board of Directors declared an interim quarterly cash dividend on our Ordinary Shares of $0.50 per share. This dividend will be paid on March 19, 2026, to shareholders of record at close of business on March 4, 2026.

The declaration and payment of dividends require authorization of the Board of Directors, provided that such dividends on issued share capital may be paid only out of the Company's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law. The Company is not permitted to pay dividends out of share capital, which includes share premiums. The payment of future dividends will depend on our results of operations, financial condition, cash requirements, future business prospects, the availability of sufficient distributable reserves, contractual and indenture restrictions, and other factors deemed relevant by our Board of Directors.

Share Repurchases
Under English law, the Company is only permitted to purchase its own Ordinary Shares by way of an "off-market purchase" pursuant to a contract approved by shareholders (except where the purchase is for the purposes of, or pursuant to, any employees' share scheme). Such purchases may be paid for either (i) out of Noble's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law or (ii) from the proceeds of a fresh issue of shares made for the purpose of financing the purchase. On October 22, 2024, Noble's Board of Directors authorized an increased share repurchase authorization of up to an additional $400.0 million and, at the 2025 annual general meeting of shareholders, shareholders approved the repurchase of up to 23,800,068 Ordinary Shares. The authorization by the Board

of Directors has approximately $370.0 million remaining, does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. None of the shareholder authorization to purchase up to 23,800,068 Ordinary Shares has yet been utilized, and the authorization by shareholders expires on May 8, 2030 (subject to certain exceptions). The program does not obligate us to acquire any particular amount of Ordinary Shares. During the year ended December 31, 2025, we repurchased 0.7 million of our Ordinary Shares. All repurchased shares were subsequently cancelled.

Summary of Contractual Cash Obligations and Commitments

We have $127.8 million of net long-term income tax and non-income tax reserves, including interest and penalties, which are included in "Other liabilities" due to the difficulty in making reasonably reliable estimates of the timing of cash settlements to taxing authorities. See "Note 10 — Income Taxes" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

At December 31, 2025, no long-term debt is due in the next twelve months and $2.0 billion will be due subsequent to 2026. See "Note 6 — Debt" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. We may seek to refinance all or a portion of our long-term debt obligations, including the 2023 Revolving Credit Facility, though any such refinancing transactions are subject to market and other conditions and there are no assurances that we will complete any such transactions, in whole or in part, or as to the amount or timing of any such transactions.

At December 31, 2025, $13.6 million of pension obligations will be due in the next twelve months and the remainder of $129.1 million will be due subsequent to 2026. See "Note 11 — Employee Benefit Plans" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. In addition, $11.0 million is due on a long-term basis under the Danish Holiday Act of 2020.

For a description of our operating and finance lease obligations, refer to "Note 9 — Leases" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

At December 31, 2025, we had other commitments that we are contractually obligated to fulfill with cash if the obligations are called. These obligations include letters of credit that guarantee our performance as it relates to our drilling contracts, tax, and other obligations in various jurisdictions. We expect to comply with the underlying performance requirements and we expect obligations under these letters of credit and surety bonds will not be called. At December 31, 2025, $17.2 million of letters of credit and commercial commitments will expire in the next twelve months and the remainder of $31.0 million will expire subsequent to 2026.

We expect to fund these obligations and commitments with cash generated by our operations and cash on hand.

Unaudited Condensed Consolidating Financial Information

The Noble Indenture contains a covenant that requires Noble Finance II to furnish to holders of the 2030 Notes certain financial information relating to Noble Finance II and its restricted subsidiaries. The Diamond Second Lien Indenture contains a covenant that requires NODI to furnish to holders of the Diamond Second Lien Notes certain financial information relating to NODI and its subsidiaries.

The summarized financial information below reflects combined accounts of Noble Finance II, NODI, and all other subsidiaries of Noble. The financial information is presented on a combined basis and intercompany balances and transactions between entities have been eliminated.

Noble Corporation plc and Subsidiaries
Unaudited Condensed Consolidating Selected Financials
December 31, 2025

Balance Sheets	Consolidated Noble Finance II LLC	Consolidated Noble Offshore Drilling, Inc.	Other Non-guarantor Subsidiaries of Noble	Consolidating Adjustments	Total
Cash and cash equivalents	$ 259,233	$ 204,771	$ 7,395	$ —	$ 471,399
Total current assets	2,098,558	680,584	79,100	(1,585,960)	1,272,282
Total current liabilities	671,158	502,380	1,881,542	(2,295,351)	759,729
Total debt	1,400,982	1,170,694	—	(595,885)	1,975,791
Total shareholders' equity	4,738,725	907,095	3,628,863	(4,725,833)	4,548,850

Noble Corporation plc and Subsidiaries
Unaudited Condensed Consolidating Selected Financials
Twelve Months Ended December 31, 2025

Statements of Operations	Consolidated Noble Finance II LLC	Consolidated Noble Offshore Drilling, Inc.	Other Non-guarantor Subsidiaries of Noble	Consolidating Adjustments	Total
Operating revenues	$ 2,354,594	$ 935,091	$ —	$ (4,117)	$ 3,285,568
Operating costs and expenses	2,092,947	738,513	42,673	(4,117)	2,870,016
Depreciation and amortization	430,522	154,947	—	—	585,469
Statements of Cash Flows					
Net cash provided by (used in) operating activities	$ 751,855	$ 186,144	$ 13,679	$ —	$ 951,678
Capital expenditures	(425,701)	(93,822)	—	—	(519,523)
Proceeds from disposal of assets, net	147,201	—	—	—	147,201
Dividend payments	—	—	(320,368)	—	(320,368)

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"), which require us to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions and any such differences could be material to our consolidated financial statements. The following accounting policies involve critical accounting estimates because they are particularly dependent on estimates and assumptions made by Noble about matters that are inherently uncertain.

Recoverability of Assets

We evaluate our property and equipment and intangible assets for impairment whenever there are changes in facts that suggest that the value of the asset is not recoverable. An impairment loss is recognized when and to the extent that an asset's carrying value exceeds its estimated fair value. To the extent actual results do not meet our estimated assumptions for a given rig, piece of equipment, or intangible customer contract, we may take an impairment loss in the future. In determining the fair value of the assets, we make significant assumptions and estimates regarding future market conditions using significant unobservable inputs representative of a Level 3 fair value measurement. Critical assumptions used in our estimate include projected dayrates, utilization, and discount rate. These projections involve uncertainties that rely on assumptions about current and future market conditions, timing of future contract awards, and marketability of a unit. It can be difficult to determine the fair value based on the cyclical nature of our business, demand for offshore drilling rigs in different markets, and changes in economic conditions.

During the year ended December 31, 2025, we recognized aggregate impairment charges of $82.7 million. See "Note 5 — Property and Equipment" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information. No impairment charges were recognized during the year ended December 31, 2024.

Impairment assessment inherently involves management judgments as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Due to the many variables inherent in this estimation, differences in assumptions may have a material effect on the results of our impairment analysis.

Income Taxes
We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the subsequent year. A reconciliation of the estimate to the final tax return is done at that time, which will result in changes to the original estimate. We believe that our tax return positions are appropriately supported, but tax authorities can challenge certain of our tax positions.

We currently operate, and have in the past operated, in a number of countries throughout the world and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We recognize uncertain tax positions that we believe have a greater than 50% likelihood of being sustained upon challenge by a tax authority. We cannot predict nor provide assurance as to the ultimate outcome of any existing or future assessments. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change. We believe that our reserve for uncertain tax positions, including related interest and penalties, is adequate. As of December 31, 2025 and 2024, the Company had $117.6 million and $196.0 million of net long-term tax reserves for unrecognized tax benefits, including interest and penalties, which are included in "Other liabilities." The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Our gross deferred tax asset balance at year end reflects the application of our income tax accounting policies and is based on management's estimates, judgments, and assumptions regarding realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management's estimates. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results and our forecast of future earnings, future taxable income, and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could have a material impact our consolidated financial statements.

Claims Reserves
We maintain various levels of self-insured retention for certain losses including property damage, loss of hire, employment practices liability, employers' liability, and general liability, among others. We accrue for property damage and loss of hire charges on a per event basis.

Employment practices liability claims are accrued based on actual claims during the year. Maritime employer's liability claims are generally estimated using actuarial determinations. General liability claims are estimated by our internal claims department by evaluating the facts and circumstances of each claim (including incurred but not reported claims) and making estimates based upon historical experience with similar claims. The amount of our loss reserves for personal injury and protection claims is based on an analysis performed by a third-party actuary which uses our historical loss patterns and trends as well as industry data to estimate the unpaid loss and allocated loss adjustment expense. Claim severity experienced in each year, ranging from minor incidents to permanent disability or injuries requiring extensive medical care, is a key driver of the variability around our reserve estimates. These estimates are further subject to uncertainty because the ultimate disposition of claims incurred is subject to the outcome of events which have not yet transpired. Accordingly, we may be required to increase or decrease our reserve levels. At December 31, 2025, loss reserves for personal injury and protection claims totaled $29.5 million and was included in "Other current liabilities" in the accompanying Consolidated Balance Sheets. At December 31, 2024, loss reserves for personal injury and protection claims totaled $175.3 million, of which $160.4 million was included in "Other current liabilities" and $14.9 million in "Other long-term liabilities" in the accompanying Consolidated Balance Sheets.

Business Combinations

We follow the acquisition method of accounting for business combinations. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective estimated fair value. Any excess of the purchase price over the fair value amounts assigned to assets and liabilities is recorded as goodwill. To the extent the estimated fair value of the net assets acquired exceeded the purchase price, we recognize a bargain purchase gain. Changes in these judgments or estimates can have a material impact on the valuation of the respective assets and liabilities acquired and our results of operations in periods after acquisition. The allocation of the purchase price may be modified up to one year after the acquisition date as more information is obtained about the fair value of assets acquired and liabilities assumed.

Our estimates of fair value of the acquired property and equipment and contract intangibles require us to use significant unobservable inputs, representative of a Level 3 fair value measurement. Critical assumptions used in our estimate include projected dayrates, utilization, and discount rate. These projections involve uncertainties that rely on assumptions about current and future market conditions, timing of future contract awards, demand for our services, and marketability of a unit. It can be difficult to determine the fair value based on the cyclical nature of our business, demand for offshore drilling rigs in different markets, and changes in economic conditions.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the potential for loss due to a change in the value of a financial instrument as a result of fluctuations interest rates, currency exchange rates, or equity prices, as further described below.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates on borrowings under the 2023 Revolving Credit Facility and may be subject to similar exposure on future borrowing arrangements. Borrowings under the 2023 Revolving Credit Facility, if any, bear interest at the term secured overnight financing rate ("SOFR") plus 0.10% (subject to a 0.00% floor) plus an applicable margin, which is currently 3.00%, or a base rate stated in the 2023 Revolving Credit Agreement plus an applicable margin, which is currently 2.00%.

As of December 31, 2025, we had no borrowings outstanding under the 2023 Revolving Credit Facility and $6.7 million of performance letters of credit outstanding thereunder.

Because they bear interest at a fixed rate, the fair value of the 2030 Notes and the Diamond Second Lien Notes will fluctuate based on changes in market expectations for interest rates and perceptions of our credit risk. The fair value of our total debt was $2.0 billion as of December 31, 2025.

Foreign Currency Risk

Although we are a UK company, we define foreign currency as any non-US dollar denominated currency. Our functional currency is the US dollar. However, outside the United States, a portion of our expenses are incurred in local currencies. Therefore, when the US dollar weakens (strengthens) in relation to the currencies of the countries in which we operate, our expenses reported in US dollars will increase (decrease).

We are exposed to risks on future cash flows to the extent that foreign currency expenses exceed revenues denominated in the same foreign currency. In order to help manage this potential risk, we periodically enter into derivative instruments to manage our net exposure to fluctuations in currency exchange rates. We have documented policies and procedures to monitor and control the use of derivative instruments. We do not engage in derivative transactions for speculative or trading purposes, nor are we a party to leveraged derivatives.

Several of our regional shorebases have a significant amount of their cash operating expenses payable in foreign currencies. In order to limit the potential risk of currency fluctuations, we periodically enter into forward contracts, which have historically settled monthly in the operations' respective local currencies. All of these contracts had a maturity of less than 12 months. Based on current projections, a 10% increase in the average exchange rates of all foreign currencies would hypothetically increase our future estimated operating expenses by approximately $18.5 million.

Market Risk

We have a US noncontributory defined benefit pension plan that covers certain salaried employees and a US noncontributory defined benefit pension plan that covers certain hourly employees, whose initial date of employment is prior to August 1, 2004 (collectively referred to as our "qualified US plans"). These plans are governed by the Noble Drilling

Employees' Retirement Trust. The benefits from these plans are based primarily on years of service and, for the salaried plan, employees' compensation near retirement. These plans are designed to qualify under the Employee Retirement Income Security Act of 1974 ("ERISA"), and our funding policy is consistent with funding requirements of ERISA and other applicable laws and regulations. We make cash contributions, or utilize credits available to us, for the qualified US plans when required. The benefit amount that can be covered by the qualified US plans is limited under ERISA and the Internal Revenue Code of 1986. Therefore, we maintain an unfunded, nonqualified excess benefit plan designed to maintain benefits for specified employees at the formula level in the qualified salary US plan. We refer to the qualified US plans and the excess benefit plan collectively as the "US plans."

In addition to the US plans, Noble Drilling (Land Support) Limited, an indirect, wholly-owned subsidiary of Noble, maintains a pension plan that covers all of its salaried, non-union employees, whose most recent date of employment is prior to April 1, 2014 (referred to as our "non-US plan"). Benefits are based on credited service and employees' compensation, as defined by the non-US plan.

The Company's pension plan assets are exposed to the market prices of debt and equity securities. Changes to the pension plan asset values can impact the Company's pension expense, funded status, and future minimum funding requirements. The Company aims to reduce risk through asset diversification and by investing in long duration fixed-income securities that have a duration similar to that of its pension liabilities. At December 31, 2025, the value of the investments in the pension funds was $207.6 million, and a hypothetical 10.0% decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $20.8 million. A significant decline in the value of pension assets could require Noble to increase funding of its pension plans in future periods, which could adversely affect cash flows in those periods. In addition, a decline in the fair value of these plan assets, in the absence of additional cash contributions to the plans by Noble, could increase the amount of pension cost required to be recorded in future periods by Noble.

Item 8. Financial Statements and Supplementary Data.

The following financial statements are filed in this Item 8:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noble Corporation plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Noble Corporation plc and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Notes 1, 10, and 12 to the consolidated financial statements, the Company recorded an income tax provision of $56.4 million for the year ended December 31, 2025, and has net deferred tax assets of $292.6 million, including a valuation allowance of $2,890.9 million, and a reserve for uncertain tax positions, including interest and penalties, of $119.2 million as of December 31, 2025. The Company's income taxes are based on the laws and rates in effect in the countries in which operations are conducted or in which the Company or its subsidiaries are considered resident for income tax purposes. The Company's gross deferred tax asset balance at year-end reflects the application of the Company's income tax accounting policies and is based on management's estimates, judgments, and assumptions regarding realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management's estimates. The Company operates in numerous countries throughout the world and its tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. Management recognizes uncertain tax positions that it believes have a greater than 50% likelihood of being sustained upon challenge by a tax authority.

The principal considerations for our determination that performing procedures relating to accounting for income taxes is a critical audit matter are (i) the significant judgment by management when determining the income tax provision, net deferred tax assets, including a valuation allowance, and the reserve for uncertain tax positions; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to these account balances and tax positions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes. These procedures also included, among others (i) testing the income tax provision, including the effective tax rate reconciliation and certain permanent and temporary differences; (ii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets and liabilities; (iii) evaluating management's assessment of the realizability of certain deferred tax assets on a jurisdictional basis; (iv) evaluating the completeness of management's assessment of the identification of uncertain tax positions, possible outcomes of certain uncertain tax positions based on the application of relevant tax laws, and the amount of the potential benefit to be realized on certain uncertain tax positions, including estimated interest and penalties; and (v) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in evaluating management's assessment of the tax impact of (i) foreign transactions under US tax laws; (ii) cross-border restructurings; and (iii) transfer pricing.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 12, 2026

We have served as the Company's auditor since 1994.

NOBLE CORPORATION plc AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 471,399	$ 247,303
Accounts receivable, net	589,597	796,961
Taxes receivable	78,827	56,389
Prepaid expenses and other current assets	132,459	288,211
Total current assets	1,272,282	1,388,864
Property and equipment, at cost	6,639,045	6,904,731
Accumulated depreciation	(1,236,222)	(868,914)
Property and equipment, net	5,402,823	6,035,817
Other assets	854,662	540,087
Total assets	$ 7,529,767	$ 7,964,768
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 298,751	$ 397,622
Accrued payroll and related costs	81,754	116,877
Taxes payable	83,256	78,900
Interest payable	35,827	36,075
Other current liabilities	260,141	310,888
Total current liabilities	759,729	940,362
Long-term debt	1,975,791	1,980,186
Deferred income taxes	5,402	9,202
Noncurrent contract liabilities	—	8,580
Other liabilities	239,995	375,052
Total liabilities	2,980,917	3,313,382
Commitments and contingencies (Note 12)		
Shareholders' equity		
Common stock, $0.00001 par value; 158,853,799 and 158,946,711 ordinary shares outstanding as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	4,257,059	4,236,172
Retained earnings	286,630	411,244
Accumulated other comprehensive income (loss)	5,160	3,969
Total shareholders' equity	4,548,850	4,651,386
Total liabilities and equity	$ 7,529,767	$ 7,964,768

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION plc AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating revenues			
Contract drilling services	$ 3,107,207	$ 2,918,767	$ 2,461,715
Reimbursables and other	178,361	139,051	127,303
	3,285,568	3,057,818	2,589,018
Operating costs and expenses			
Contract drilling services	1,915,551	1,687,164	1,452,281
Reimbursables	136,389	105,479	91,642
Depreciation and amortization	585,469	428,626	301,345
General and administrative	133,147	140,499	128,413
Merger and integration costs	26,382	109,424	60,335
(Gain) loss on sale of operating assets, net	(9,586)	(17,357)	—
Loss on impairment	82,664	—	—
Hurricane losses and (recoveries), net	—	—	(19,703)
	2,870,016	2,453,835	2,014,313
Operating income (loss)	415,552	603,983	574,705
Other income (expense)			
Interest expense, net of amounts capitalized	(162,403)	(94,211)	(59,139)
Gain (loss) on extinguishment of debt, net	—	—	(26,397)
Interest income and other, net	19,953	(17,438)	18,069
Gain on bargain purchase	—	—	5,005
Income (loss) before income taxes	273,102	492,334	512,243
Income tax benefit (provision)	(56,385)	(43,981)	(30,341)
Net income (loss)	$ 216,717	$ 448,353	$ 481,902
Basic earnings (loss) per share	$ 1.36	$ 3.01	$ 3.48
Diluted earnings (loss) per share	$ 1.35	$ 2.96	$ 3.32
Weighted Average Shares Outstanding			
Basic	158,872	148,733	138,380
Diluted	160,202	151,639	145,197

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net income (loss)	$ 216,717	$ 448,353	$ 481,902
Other comprehensive income (loss)			
Net changes in pension and other postretirement plan assets and benefit obligations recognized in other comprehensive income (loss), net of tax provision (benefit) of $(2,058), $457, and $(940) for the years ended December 31, 2025, 2024, and 2023, respectively	1,191	937	(615)
Other comprehensive income (loss), net	1,191	937	(615)
Comprehensive income (loss)	$ 217,908	$ 449,290	$ 481,287

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION plc AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities			
Net income (loss)	$ 216,717	$ 448,353	$ 481,902
Adjustments to reconcile net income (loss) to net cash flow from operating activities:			
Depreciation and amortization	585,469	428,626	301,345
Amortization of intangible assets and contract liabilities, net	(8,365)	(60,032)	(106,776)
Gain on bargain purchase	—	—	(5,005)
(Gain) loss on extinguishment of debt, net	—	—	26,397
(Gain) loss on sale of operating assets, net	(9,586)	(17,357)	—
Loss on impairment	82,664	—	—
Deferred income taxes	44,401	(42,647)	(98,093)
Amortization of share-based compensation	30,512	43,797	37,680
Other costs, net	(1,897)	(13,964)	(8,036)
Net changes in operating assets and liabilities	11,763	(131,301)	(55,077)
Net cash provided by (used in) operating activities	951,678	655,475	574,337
Cash flows from investing activities			
Capital expenditures	(519,523)	(575,315)	(409,581)
Proceeds from insurance claims	22,254	23,297	18,809
Cash acquired (used) in business combinations, net	—	(417,041)	—
Proceeds from disposal of assets, net	147,201	10,040	24,264
Net cash provided by (used in) investing activities	(350,068)	(959,019)	(366,508)
Cash flows from financing activities			
Issuance of debt	—	824,000	600,000
Repayments of debt	—	—	(673,411)
Borrowing on credit facilities	—	35,000	—
Repayments of credit facilities	—	(35,000)	—
Debt issuance costs	—	(10,002)	(24,914)
Debt extinguishment costs	—	—	(25,697)
Warrants exercised	44	1,443	485
Share repurchases	(20,000)	(299,989)	(94,826)
Dividend payments	(320,368)	(277,831)	(98,804)
Withholding tax related to employee stock transactions	(9,669)	(66,057)	(8,624)
Finance lease payments	(23,936)	(6,064)	—
Other	—	22,578	—
Net cash provided by (used in) financing activities	(373,929)	188,078	(325,791)
Net increase (decrease) in cash, cash equivalents, and restricted cash	227,681	(115,466)	(117,962)
Cash, cash equivalents, and restricted cash, beginning of period	252,279	367,745	485,707
Cash, cash equivalents, and restricted cash, end of period	$ 479,960	$ 252,279	$ 367,745

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION plc AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Balance	Par Value				
Balance at December 31, 2022	134,681	$ 1	$ 3,347,507	$ 255,930	$ 3,647	$ 3,607,085
Employee-related equity activity:						
Amortization of share-based compensation	—	—	37,680	—	—	37,680
Issuance of share-based compensation shares	501	—	—	—	—	—
Shares withheld for taxes on equity transactions	—	—	(8,624)	—	—	(8,624)
Warrants exercised	7,939	—	485	—	—	485
Share repurchases	(2,347)	—	—	(94,826)	—	(94,826)
Dividends	—	—	—	(101,847)	—	(101,847)
Net income (loss)	—	—	—	481,902	—	481,902
Other comprehensive income (loss), net	—	—	—	—	(615)	(615)
Balance at December 31, 2023	140,774	$ 1	$ 3,377,048	$ 541,159	$ 3,032	$ 3,921,240
Employee-related equity activity:						
Amortization of share-based compensation	—	—	43,797	—	—	43,797
Issuance of share-based compensation shares	2,131	—	—	—	—	—
Shares withheld for taxes on equity transactions	—	—	(66,057)	—	—	(66,057)
Warrants exercised	245	—	1,443	—	—	1,443
Share repurchases	(8,443)	—	—	(299,989)	—	(299,989)
Issuance of common stock for Diamond Offshore Drilling merger	24,240	—	879,941	—	—	879,941
Dividends	—	—	—	(278,279)	—	(278,279)
Net income (loss)	—	—	—	448,353	—	448,353
Other comprehensive income (loss), net	—	—	—	—	937	937
Balance at December 31, 2024	158,947	$ 1	$ 4,236,172	$ 411,244	$ 3,969	$ 4,651,386
Employee-related equity activity:						
Amortization of share-based compensation	—	—	30,512	—	—	30,512
Issuance of share-based compensation shares	643	—	—	—	—	—
Shares withheld for taxes on equity transactions	—	—	(9,669)	—	—	(9,669)
Warrants exercised	1	—	44	—	—	44
Share repurchases	(737)	—	—	(20,000)	—	(20,000)
Dividends	—	—	—	(321,331)	—	(321,331)
Net income (loss)	—	—	—	216,717	—	216,717
Other comprehensive income (loss), net	—	—	—	—	1,191	1,191
Balance at December 31, 2025	158,854	$ 1	$ 4,257,059	$ 286,630	$ 5,160	$ 4,548,850

See accompanying notes to the consolidated financial statements.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 1 — Organization and Significant Accounting Policies

Noble Corporation plc, a public limited company incorporated under the laws of England and Wales ("Noble"), is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. As of December 31, 2025, our fleet of 36 drilling rigs consisted of 25 floaters and 11 jackups.

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent, and government-owned or controlled oil and gas companies throughout the world.

On June 9, 2024, Noble entered into an agreement and plan of merger (the "Diamond Merger Agreement") with Diamond Offshore Drilling, Inc. ("Diamond"), Dolphin Merger Sub 1, Inc., and Dolphin Merger Sub 2, Inc., under which Noble would acquire Diamond in a stock plus cash transaction (the "Diamond Transaction"). On September 4, 2024 (the "Diamond Closing Date"), Noble completed its acquisition of Diamond. The merger is accounted for as a business combination in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805"), where Noble is the accounting acquirer.

See "Note 2 — Acquisitions and Divestitures" for additional information.

References in this Annual Report on Form 10-K to "Noble," the "Company," "we," "us," and "our" refer collectively to Noble and its consolidated subsidiaries on and after the Diamond Closing Date, as applicable.

Principles of Consolidation
The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits with banks, and all highly liquid investments with original maturities of three months or less. Our cash, cash equivalents, and short-term investments are subject to potential credit risk, and certain of our cash accounts carry balances greater than the federally insured limits. Cash and cash equivalents are primarily held by major banks or investment firms. Our cash management and investment policies restrict investments to lower risk, highly liquid securities, and we perform periodic evaluations of the relative credit standing of the financial institutions with which we conduct business.

Restricted Cash
We classify restricted cash balances in current assets if the restriction is expected to expire or otherwise be resolved within one year and in other assets if the restriction is expected to expire or otherwise be resolved in more than one year. As of December 31, 2025 and 2024, our restricted cash balance consisted of $8.6 million and $5.0 million, respectively. All restricted cash is recorded in "Prepaid expenses and other current assets." As of December 31, 2025, our restricted cash balance was related to cash collateral for Company rig performance guarantees and other performance obligations.

Accounts Receivable

We record accounts receivable at the amount we invoice our clients, net of allowance for credit losses. We provide an allowance for uncollectible accounts, as necessary. Our allowance for doubtful accounts was zero as of both December 31, 2025 and 2024.

Property and Equipment

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment. Major replacements and improvements are capitalized. When assets are sold, retired, or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized. Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to 30 years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to 40 years.

Interest is capitalized on long-term construction projects using the weighted average cost of debt outstanding during the period of construction.

Scheduled maintenance of equipment is performed based on the number of hours operated in accordance with our preventative maintenance program. Routine repair and maintenance costs are charged to expense as incurred; however, the costs of the overhauls and asset replacement projects that benefit future periods, and which typically occur every three to five years, are capitalized when incurred and depreciated over an equivalent period. These overhauls and asset replacement projects are included in "Drilling equipment and facilities" in "Note 5 — Property and Equipment."

We evaluate our property and equipment for impairment whenever there are changes in facts that suggest that the value of the asset is not recoverable. As part of this analysis, we make assumptions and estimates regarding future market conditions. When circumstances indicate that the carrying value of the assets may not be recoverable, management compares the carrying value to the expected undiscounted pre-tax future cash flows for the associated rig for which identifiable cash flows are independent of cash flows of other assets. If the expected undiscounted pre-tax future cash flows are lower than the carrying value, the net capitalized costs are reduced to fair value. An impairment loss is recognized to the extent that an asset's carrying value exceeds its estimated fair value. Fair value is generally estimated using a discounted cash flow model. The expected future cash flows used for impairment assessment and related fair value measurements are typically based on judgmental assessments of, but are not limited to, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, discount rates, capital expenditures, reactivation costs, estimated economic useful lives and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term, and considering all available information at the date of assessment. During the years ended December 31, 2025 and 2024, we did not identify any impairment triggers based on market conditions for our property and equipment.

Fair Value Measurements

We measure certain of our assets and liabilities based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three-level hierarchy, from highest to lowest level of observable inputs, are as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets;

Level 2 — Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and quoted prices in active markets for similar but not identical instruments; and

Level 3 — Valuations based on unobservable inputs.

Our cash and cash equivalents, restricted cash, accounts receivable, marketable securities, and accounts payable are by their nature short term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Business Combinations

In connection with our acquisitions, we apply the acquisition method of accounting. Accordingly, we record the acquired assets and assumed liabilities at fair value and recognize goodwill to the extent the consideration transferred exceeded the fair value of the net assets acquired. To the extent the fair value of the net assets acquired exceeded the consideration transferred, we recognize a bargain purchase gain. Changes in these judgments or estimates can have a material impact on the valuation of the respective assets and liabilities acquired and our results of operations in periods after acquisition. The allocation of the purchase price may be modified up to one year after the acquisition date as more information is obtained about the fair value of assets acquired and liabilities assumed. We estimate the fair values of the acquired assets and assumed liabilities as of the date of the acquisition. See "Note 2 — Acquisitions and Divestitures" for additional information.

Revenue Recognition

The activities that primarily drive the revenue earned in our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site, and (iii) performing rig preparation activities and/or modifications required for the contract. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue, and reimbursement revenue. We account for these integrated services provided within our drilling contracts as a single performance obligation satisfied over time and comprised of a series of distinct time increments in which we provide drilling services.

Our standard drilling contracts require that we operate the rig at the direction of the customer throughout the contract term (which is the period we estimate to benefit from the corresponding activities and generally ranges from two to 60 months). The activities performed and the level of service provided can vary hour to hour. Our obligation under a standard contract is to provide whatever level of service is required by the operator, or customer, over the term of the contract. We are, therefore, under a stand-ready obligation throughout the entire contract duration. Consideration for our stand-ready obligation corresponds to distinct time increments, though the rate may be variable depending on various factors, and is recognized in the period in which the services are performed. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. We have elected to exclude from the transaction price measurement all taxes assessed by a governmental authority. See further discussion regarding the allocation of the transaction price to the remaining performance obligations below.

The amount estimated for variable consideration may be subject to interrupted or restricted rates and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract ("constrained revenue"). When determining if variable consideration should be constrained, management considers whether there are factors outside the Company's control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. These estimates are reassessed each reporting period as required.

Dayrate Drilling Revenue. Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment it relates to within the contract term and, therefore, recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization/Demobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and, therefore, the associated revenue is allocated to the overall performance obligation and the associated pre-operating costs are deferred. We record a contract liability for mobilization fees received and a deferred asset for costs. Both revenue and pre-operating costs are recognized ratably over the initial term of the related drilling contract.

In most contracts, there is uncertainty as to the amount of expected demobilization revenue due to contractual provisions that stipulate that certain conditions must be present at contract completion for such revenue to be received and as to the amount thereof, if any. For example, contractual provisions may require that a rig demobilize a certain distance before the demobilization revenue is payable or the amount may vary dependent upon whether or not the rig has additional contracted work within a certain distance from the wellsite. Therefore, the estimate for such revenue may be constrained, as described earlier, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions. In cases where demobilization revenue is expected to be received upon contract completion, it is estimated as part of the overall transaction price at contract inception and recognized in earnings ratably over the initial term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet customer requirements. At times, we may be compensated by the customer for such work (on either a fixed lump-sum or variable dayrate basis). These activities are not considered to be distinct within the context of

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

the contract and, therefore, the related revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

Bonuses, Penalties, and Other Variable Consideration. We may receive bonus increases to revenue or penalty decreases to revenue. Based on historical data and ongoing communication with the operator/customer, we are able to reasonably estimate this variable consideration. We will record such estimated variable consideration and remeasure our estimates at each reporting date.

Capital Modification Revenue. From time to time, we may receive fees from our customers for capital improvements to our rigs to meet contractual requirements (on either a fixed lump-sum or variable dayrate basis). Such revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract as these activities are integral to our drilling activities and are not considered to be a stand-alone service provided to the customer within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the term of the related drilling contract commencing when the asset is ready for its intended use.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services, and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof is highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is constrained revenue and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer as “Reimbursables and other” in our Consolidated Statements of Operations. Such amounts are recognized ratably over the period within the contract term during which the corresponding goods and services are to be consumed.

Deferred revenues from drilling contracts totaled $97.1 million and $101.9 million at December 31, 2025 and 2024, respectively. Such amounts are included in either “Other current liabilities” or “Other liabilities” in the accompanying Consolidated Balance Sheets, based upon our expected time of recognition. Related expenses deferred under drilling contracts totaled $30.6 million and $37.1 million at December 31, 2025 and 2024, respectively, and are included in either “Prepaid expenses and other current assets” or “Other assets” in the accompanying Consolidated Balance Sheets, based upon our expected time of recognition.

We record reimbursements from customers for “out-of-pocket” expenses as revenues and the related direct cost as operating expenses.

Income Taxes

Income taxes are based on the laws and rates in effect in the countries in which operations are conducted or in which we, or our subsidiaries, are considered resident for income tax purposes. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain of such units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax asset or liability has been recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the deferred tax asset will not be realized in a future period.

We operate through various subsidiaries in numerous countries throughout the world, including the United States. Consequently, we are subject to changes in tax laws, treaties, and regulations or the interpretation or enforcement thereof in the United States, UK, and any other jurisdictions in which we, or any of our subsidiaries, operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the IRS or other taxing authorities do not agree with our assessment of the effects of such laws, treaties, and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions. The Company has adopted an accounting policy to look through the outside basis of partnerships and all other flow-through entities and exclude these from the computation of deferred taxes.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Insurance Recoveries

The Company maintains insurance coverage for personal injuries, property damage, and certain other losses sustained during operations. Recoveries from insurance are recorded when a loss has been recognized and realization is probable, and are measured at the lower of the loss recognized or the probable recovery. Timing differences may occur between the loss recognized, damage costs, capital expenditures made to repair or restore properties, and recognition and receipt of insurance proceeds reflected in the Company's financial statements.

Claims Reserves

We maintain various levels of self-insured retention for certain losses including property damage, loss of hire, employment practices liability, employers' liability, and general liability, among others. We accrue for property damage and loss of hire charges on a per event basis.

Employment practices liability claims are accrued based on actual claims during the year. Maritime employer's liability claims are generally estimated using actuarial determinations. General liability claims are estimated by our internal claims department by evaluating the facts and circumstances of each claim (including incurred but not reported claims) and making estimates based upon historical experience with similar claims. At December 31, 2025, loss reserves for personal injury and protection claims totaled $29.5 million and was included in "Other current liabilities" in the accompanying Consolidated Balance Sheets. At December 31, 2024, loss reserves for personal injury and protection claims totaled $175.3 million of which $160.4 million was included in "Other current liabilities" and $14.9 million in "Other long-term liabilities" in the accompanying Consolidated Balance Sheets.

Earnings per Share

Our unvested share-based payment awards contain forfeitable rights to dividends and are, therefore, included in earnings per share pursuant to the Treasury Stock Method. The dilutive effect of stock warrants is also determined using the Treasury Stock Method. The diluted earnings per share calculation is adjusted for mandatory exercise, under the Treasury Stock Method, if the condition is met at the balance sheet date. At December 31, 2025 and 2024, the Mandatory Exercise Condition (as defined in the applicable warrant agreement) set forth in the warrant agreements for the Tranche 1 Warrants and the Tranche 2 Warrants (each as defined below) was satisfied. See "Note 4 — Earnings (Loss) Per Share" for additional information.

Share-Based Compensation Plans

We record the grant date fair value of share-based compensation arrangements as compensation cost using a straight-line method over the service period. Share-based compensation is expensed or capitalized based on the nature of the employee's activities. The Company classified certain awards that will be settled in cash as liability awards. The fair value of a liability-classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are expensed or capitalized based on the nature of the employee's activities over the vesting period of the award.

Litigation Contingencies

We are involved in legal proceedings, claims, and regulatory, tax, or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be estimated, we disclose the possible loss in the notes to the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that has been previously recorded, and the matters and related possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount.

Foreign Currency

Although we are a UK company, our functional currency is the US dollar, and we define any non-US dollar denominated currency as "foreign currencies." In non-US locations where the US dollar has been designated as the functional currency (based on an evaluation of factors including the markets in which the subsidiary operates, inflation, generation of cash flow, financing activities, and intercompany arrangements), local currency transaction gains and losses are included in net income or loss.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Accounting Pronouncements

Accounting Standards Adopted.

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires, among other things, the following for public business entities: (i) enhanced disclosures of specific categories of reconciling items included in the rate reconciliation, as well as additional information for any of these items meeting certain qualitative and quantitative thresholds, (ii) disclosure of the nature, effect, and underlying causes of each individual reconciling item disclosed in the rate reconciliation and the judgment used in categorizing them if not otherwise evident, and (iii) enhanced disclosures for income taxes paid, which includes federal, state, and foreign taxes, as well as for individual jurisdictions over a certain quantitative threshold. The amendments in ASU 2023-09 eliminate the requirement to disclose the nature and estimate of the range of the reasonably possible change in unrecognized tax benefits for the 12 months after the balance sheet date. The Company has adopted the ASU on a prospective basis.

Recently Issued Accounting Standards.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This update aims to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers by introducing a practical expedient for all entities and an accounting policy election for entities other than public business entities related to applying Subtopic 326-20 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company does not expect this pronouncement to have any impact on our consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable interest.* This update aims to improve the requirements for identifying the accounting acquirer in Topic 805, Business Combinations. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company does not expect this pronouncement to have any impact on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The amendments in the update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company continues to evaluate the potential impact of this pronouncement.

Note 2 — Acquisitions and Divestitures

Business Combination with Diamond Offshore Drilling

On the Diamond Closing Date, Noble completed its acquisition of Diamond. Pursuant to the terms and conditions set forth in the Diamond Merger Agreement, Diamond shareholders received 0.2316 shares of Noble, plus cash consideration of $5.65 per share for each share of Diamond.

Purchase Price Allocation

The Diamond Transaction has been accounted for using the acquisition method of accounting under ASC 805, Business Combinations, with Noble being treated as the accounting acquirer. Under the acquisition method of accounting, the assets acquired and liabilities assumed of Diamond and its subsidiaries were recorded at their respective fair values on the Diamond Closing Date. Total consideration for the acquisition was $1.5 billion, which included $610.3 million in cash paid and $879.9 million in non-cash consideration, primarily related to Ordinary Shares issued to legacy Diamond shareholders and the replacement of legacy Diamond RSUs (as defined below).

Determining the fair values of the assets and liabilities of Diamond and the consideration paid required judgment and certain assumptions to be made. The most significant fair value estimates related to the valuation of Diamond's mobile offshore drilling units and other related tangible assets, the fair value of drilling contracts, and debt.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Offshore Drilling Units. The valuation of Diamond's mobile offshore drilling units was determined using the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives. Assumptions used in our assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, rig utilization rates, tax rates, discount rate, capital expenditures, synergies, market values, estimated economic useful lives of the rigs and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term.

Diamond Off-market Contracts. The Company recorded liabilities from drilling contracts that had unfavorable terms compared to the current market which were recorded on the Diamond Closing Date. The Company recognized the fair value adjustments as off-market contract liabilities recorded in "Noncurrent contract liabilities."

Diamond Debt. In connection with the Diamond Transaction, the Company assumed the Diamond Second Lien Notes (as defined herein) in an outstanding principal debt amount of $550.0 million and terminated Diamond's senior secured revolving credit facility (the "Diamond Revolving Credit Facility") with a total commitment amount of $300.0 million, which was scheduled to mature in April 2026. The valuation of the Diamond Second Lien Notes was based on relevant market data as of the Diamond Closing Date and the term of the Diamond Second Lien Notes. Considering that the interest rate and implied yield for the Diamond Second Lien Notes were within a range of comparable market yields (with considerations for term and seniority), a fair value adjustment was recorded relating to the Diamond Second Lien Notes. For additional information, see "Note 6 — Debt."

The following table represents the allocation of the total purchase price of Diamond to the identifiable assets acquired and the liabilities assumed based on the fair values as of the Diamond Closing Date. In connection with this acquisition, the Company incurred $25.4 million and $84.5 million of acquisition related costs during the years ended December 31, 2025 and 2024, respectively. The results of Diamond operations were included in the Company's results of operations effective on the Diamond Closing Date. Upon completion of our assessment as of December 31, 2024, the Company concluded that no goodwill nor gain on bargain purchase should be recorded as appropriate under US GAAP.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Purchase price consideration:		
Fair value of Ordinary Shares transferred to legacy Diamond shareholders	$	857,678
Fair value of replacement Diamond RSU Awards attributable to the purchase price		22,263
Cash paid to legacy Diamond shareholders		583,152
Cash paid to terminate the Diamond Revolving Credit Facility		308
Cash paid to settle contingent success fees		17,316
Cash paid for retention bonuses		4,422
Cash paid for short-term incentive plans		5,086
Total purchase price consideration	**$**	**1,490,225**
Assets acquired:		
Cash and cash equivalents	$	193,243
Accounts receivable, net		193,194
Taxes receivable		6,971
Prepaid expenses and other current assets		69,781
Total current assets		463,189
Property and equipment, net		1,817,986
Assets held for sale		5,300
Other assets		193,289
Total assets acquired		**2,479,764**
Liabilities assumed:		
Accounts payable		82,805
Accrued payroll and related costs		36,791
Taxes payable		3,699
Interest payable		19,750
Other current liabilities		137,788
Total current liabilities		280,833
Long-term debt		580,250
Deferred income taxes		184
Noncurrent contract liabilities		27,663
Other liabilities		100,609
Total liabilities assumed		989,539
Net assets acquired	**$**	**1,490,225**

Diamond Revenue and Net Income

The following table represents Diamond's revenue and earnings included in Noble's Consolidated Statements of Operations subsequent to the Diamond Closing Date of the Diamond Transaction.

		Period from September 4, 2024 through December 31, 2024
Revenue	$	336,542
Net income (loss)	$	24,431

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Pro Forma Financial Information

The following unaudited pro forma summary presents the results of operations as if the Diamond Transaction had occurred on January 1, 2023. The pro forma summary uses estimates and assumptions based on information available at the time. Management believes the estimates and assumptions to be reasonable; however, actual results may have differed significantly from this pro forma financial information. The pro forma information does not reflect any synergy savings that might have been achieved from combining the operations and is not intended to reflect the actual results that would have occurred had the companies actually been combined during the periods presented.

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
Revenue	$ 3,081,879	$ 3,672,860
Net income (loss)	$ 375,402	$ 358,549
Net income (loss) per share:		
Basic	$ 2.26	$ 2.21
Diluted	$ 2.19	$ 2.09

The pro forma results include, among others, (i) an increase to Diamond’s historically reported depreciation expense related to adjustments of property and equipment values, (ii) adjustments to reflect certain acquisition related costs incurred directly in connection with the Diamond Transaction as if it had occurred on January 1, 2023, and (iii) net adjustments to increase contract drilling services revenue related to off-market customer contract liabilities recognized in connection with the Diamond Transaction on a pro forma basis.

Note 3 — Merger and Integration Costs

During the years ended December 31, 2025, 2024, and 2023, the Company incurred $26.4 million, $109.4 million, and $60.3 million, respectively, of merger and integration costs directly attributable to its merger and integration activities associated with the business combinations with Diamond and Maersk Drilling. Merger and integration costs consisted primarily of transaction-related acquisition costs, costs related to integration activities, severance costs, retention costs, professional fees, and other costs such as share-based compensation charges that are directly attributable to these activities. All merger and integration costs were expensed as incurred and recorded under “Merger and integration costs.”

Most merger and integration costs do not qualify for special accounting treatment as exit or disposal activities; however, during the year ended December 31, 2024, the Company incurred $4.1 million related to certain employee compensation that qualifies as exit or disposal activities.

In connection with these activities, Noble has incurred various costs associated with contractual termination benefits, including severance, accelerated vesting of share-based compensation and other expenses. These termination benefits have been accounted for under ASC 712, “Compensation - Nonretirement Post-Employment Benefits” and ASC 718, “Compensation - Stock Compensation.”

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 4 — Earnings (Loss) Per Share

The following table presents the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:			
Net income (loss)	$ 216,717	$ 448,353	$ 481,902
Denominator:			
Weighted average shares outstanding — basic	158,872	148,733	138,380
Dilutive effect of share-based awards	535	1,512	3,158
Dilutive effect of warrants	795	1,394	3,659
Weighted average shares outstanding — diluted	160,202	151,639	145,197
Earnings (loss) per share data:			
Basic	$ 1.36	$ 3.01	$ 3.48
Diluted	$ 1.35	$ 2.96	$ 3.32

Only those items having a dilutive impact on our basic earnings (loss) per share are included in diluted earnings (loss) per share. The following table displays the share-based instruments that have been excluded from diluted earnings (loss) per share since the effect would have been anti-dilutive:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Warrants [1]	2,773	2,774	2,774

(1) Represents the total number of warrants outstanding which did not have a dilutive effect. In periods where the warrants are determined to be dilutive, the number of shares which will be included in the computation of diluted shares is determined using the Treasury Stock Method, adjusted for mandatory exercise provisions under the warrant agreements, if applicable.

Note 5 — Property and Equipment

Property and equipment, at cost, for Noble consisted of the following:

	December 31, 2025	December 31, 2024
Drilling equipment and facilities	$ 6,332,098	$ 6,650,034
Construction in progress	215,637	197,789
Other	91,310	56,908
Property and equipment, at cost	$ 6,639,045	$ 6,904,731

Capital additions, including capitalized interest, during the years ended December 31, 2025, 2024, and 2023 totaled $500.1 million, $520.3 million, and $454.3 million, respectively.

During 2025, we sold the *Noble Highlander*, *Noble Reacher*, *Pacific Meltem*, and *Pacific Scirocco*, resulting in a pre-tax gain of $9.7 million. In addition, we received an advanced deposit from the buyer regarding the impending sale of the *Noble Resolve* (as outlined below), which is expected to close in the second quarter of 2026. As a result, net proceeds received related to the aforementioned rig sales totaled $146.6 million in 2025.

In August 2025, we announced our intent to dispose of the *Noble Globetrotter II*. In December 2025, we announced that the Company signed definitive agreements to sell six jackup rigs, which includes the sale of five rigs to Borr Drilling Limited (*Noble Tom Prosser*, *Noble Mick O'Brien*, *Noble Regina Allen*, *Noble Resilient*, and *Noble Resolute)* and a separate transaction for the sale of one rig to Ocean Oilfield Drilling (*Noble Resolve*). See “Note 16 — Subsequent Events” for additional information.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

As of December 31, 2025, the *Noble Globetrotter II* and the six jackup rigs qualified as held for sale and were included in "Other assets" on our Consolidated Balance Sheet at their combined carrying value of $349.1 million.

Upon classification of the above mentioned rigs as held for sale, we recognized aggregate impairment charges of $81.9 million in 2025 related to the completed or planned rig disposals and related assets. We measured the impairment of the rigs and related assets as the amount by which the carrying amount exceeded the estimated fair value less costs to sell. We estimated the fair value of the assets using significant other observable inputs, representative of Level 2 fair value measurements, including binding contracts or indicative market values for the sale of rigs and related assets for use outside of the drilling industry.

During 2024, we sold the *Noble Explorer* for proceeds of $25.0 million, $21.5 million of which was received in the fourth quarter of 2023, resulting in a pre-tax gain of $17.4 million. Also, during 2024, we sold the *Ocean Valiant* and the *Ocean Onyx* for net proceeds of $10.0 million.

Note 6 — Debt

Amended and Restated Senior Secured Revolving Credit Agreement

In April 2023, Noble entered into the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 18, 2023, and as amended on June 24, 2024, and on December 16, 2025 (the "2023 Revolving Credit Agreement"), by and among Noble Finance II LLC ("Noble Finance II"), Noble International Finance Company, Noble Drilling A/S, and certain additional subsidiaries of Noble Finance II as from time to time designated by Noble Finance II, as borrowers, the lenders and issuing banks party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, and security trustee. The revolving credit facility under the 2023 Revolving Credit Agreement (the "2023 Revolving Credit Facility") provides for commitments of $550.0 million with maturity in 2028. The guarantors under the 2023 Revolving Credit Facility are the same subsidiaries of Noble Finance II that are or will be guarantors of the 2030 Notes (as defined below). As of December 31, 2025, we had no borrowings outstanding and $6.7 million of letters of credit issued under the 2023 Revolving Credit Agreement.

All obligations of the Borrowers (as defined herein) under the 2023 Revolving Credit Agreement, certain cash management obligations, certain letter of credit obligations and certain swap obligations are unconditionally guaranteed, on a joint and several basis, by Noble Finance II and certain of its direct and indirect subsidiaries, including a guarantee by each Borrower of the obligations of each other Borrower under the 2023 Revolving Credit Agreement. All such obligations, including the guarantees of the 2023 Revolving Credit Facility, are secured by senior priority liens on substantially all assets of, and the equity interests in, Noble Finance II and each other credit party, including substantially all rigs owned by subsidiaries of Noble Finance II as of the date of the 2023 Revolving Credit Agreement, along with certain other rigs in the future such that collateral rigs shall generate at least 80% of the total revenue of all rigs owned by Noble Finance II and its restricted subsidiaries and the ratio of the aggregate rig value of the collateral rigs to the commitments under the 2023 Revolving Credit Facility is at least 5.00 to 1.00, in each case, subject to certain exceptions and limitations described in the 2023 Revolving Credit Agreement.

The loans outstanding under the 2023 Revolving Credit Facility bear interest at a rate per annum equal to the applicable margin plus, at Noble Finance II's option, either: (i) the Term SOFR Rate (as defined in the 2023 Revolving Credit Agreement) plus 0.10% (subject to a 0.00% floor); or (ii) a base rate, determined as the greatest of (x) the prime loan rate as published in the Wall Street Journal, (y) the NYFRB Rate (as defined in the 2023 Revolving Credit Agreement) plus 1/2 of 1%, and (z) the one-month Term SOFR Rate plus 0.10% (subject to a 0.00% floor) plus 1%. The applicable margin is initially 2.75% per annum for Term SOFR Rate loans and 1.75% per annum for base rate loans and will range based on the Consolidated Total Net Leverage Ratio (as defined in the 2023 Revolving Credit Agreement, which allows for certain cash netting depending on the amount of loans and letters of credit outstanding under the 2023 Revolving Credit Facility at the time of calculation), from 2.75% per annum to 3.75% per annum for Term SOFR Rate loans and 1.75% per annum to 2.75% per annum for base rate loans. The Borrowers are required to pay interest on (i) overdue principal at the rate equal to 2.00% per annum in excess of the applicable interest rate under the 2023 Revolving Credit Facility, to the extent lawful, and (ii) overdue installments of interest, if any, without regard to any applicable grace period, at 2% in excess of the interest rate applicable to base rate loans, to the extent lawful.

The Borrowers are required to pay a quarterly commitment fee to each lender under the 2023 Revolving Credit Facility, which accrues at a rate per annum equal to (i) during the period from and including the effective date of the 2023 Revolving Credit Agreement to and including the third anniversary of the effective date of the 2023 Revolving Credit Agreement, 0.50%

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

on the average daily unused portion of each lender's commitments under the 2023 Revolving Credit Facility, (ii) during the period from the third anniversary of the effective date of the 2023 Revolving Credit Agreement to and including the fourth anniversary of the effective date of the 2023 Revolving Credit Agreement, 0.75% on the average daily unused portion of each lender's commitments under the 2023 Revolving Credit Facility, and (iii) thereafter, 1.00% on the average daily unused portion of each lender's commitments under the 2023 Revolving Credit Facility. The Borrowers are also required to pay customary letter of credit and fronting fees.

Borrowings under the 2023 Revolving Credit Agreement may be used for working capital and other general corporate purposes. Availability of borrowings under the 2023 Revolving Credit Facility is subject to the satisfaction of certain conditions, including that, after giving effect to any such borrowings and the application of the proceeds thereof, the aggregate amount of Available Cash (as defined in the 2023 Revolving Credit Agreement) would not exceed $250.0 million.

Mandatory prepayments and, under certain circumstances, commitment reductions are required under the 2023 Revolving Credit Facility in connection with certain asset sales (subject to reinvestment rights if no event of default exists). Available cash in excess of $250.0 million at the end of any month is also required to be applied to prepay loans (without a commitment reduction). The loans under the 2023 Revolving Credit Facility may be voluntarily prepaid, and the commitments thereunder voluntarily terminated or reduced, by the Borrowers at any time without premium or penalty, other than customary breakage costs.

The 2023 Revolving Credit Agreement obligates Noble Finance II to comply with the following financial covenants:

- as of the last day of each fiscal quarter, the Interest Coverage Ratio (as defined in the 2023 Revolving Credit Agreement) is not permitted to be less than 2.50 to 1.00; and
- as of the last day of each fiscal quarter, the Consolidated Total Net Leverage Ratio (as defined in the 2023 Revolving Credit Agreement) is not permitted to be greater than 3.00 to 1.00.

The 2023 Revolving Credit Agreement contains other affirmative and negative covenants, representations and warranties and events of default that Noble views as customary for a financing of this type. The occurrence of any event of default under the 2023 Revolving Credit Agreement would permit all obligations under the 2023 Revolving Credit Facility to be declared due and payable immediately and all commitments thereunder to be terminated.

8.000% Senior Notes due 2030

On April 18, 2023, Noble Finance II, a wholly owned subsidiary of Noble, issued $600.0 million in aggregate principal amount of its 8.000% Senior Notes due 2030 (the "Initial 2030 Notes"). On August 22, 2024, Noble Finance II issued an additional $800.0 million in aggregate principal amount of its 8.000% Senior Notes due 2030 (the "Additional 2030 Notes" and, together with the Initial 2030 Notes, the "2030 Notes") at a premium of 103% bringing the total outstanding principal amount to $1.4 billion. The 2030 Notes were issued pursuant to an indenture, dated as of April 18, 2023 (as supplemented or otherwise modified from time to time, the "Noble Indenture"), among Noble Finance II, the subsidiaries of Noble Finance II party thereto, as guarantors, and U.S. Bank Trust Company, National Association, as trustee, paying agent, and registrar.

The 2030 Notes are unconditionally guaranteed on a senior unsecured basis by the Guarantors and will be unconditionally guaranteed on the same basis by certain of Noble Finance II's future subsidiaries that guarantee certain indebtedness of Noble Finance II and the Guarantors, including the 2023 Revolving Credit Facility.

The 2030 Notes will mature on April 15, 2030, and interest on the 2030 Notes is payable semi-annually in arrears on each April 15 and October 15, commencing October 15, 2023, to holders of record on the April 1 and October 1 immediately preceding the related interest payment date, at a rate of 8.000% per annum.

At any time prior to April 15, 2026, Noble Finance II may, from time to time, redeem up to 40% of the aggregate principal amount of 2030 Notes at a redemption price of 108% of the principal amount of the 2030 Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), in an amount not greater than the net cash proceeds of one or more equity offerings by Noble Finance II, subject to certain requirements. In addition, prior to April 15, 2026, Noble Finance II may redeem the 2030 Notes at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus an applicable make-whole premium and accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time on or after April 15, 2026, Noble Finance II may redeem all or part of the 2030 Notes at fixed redemption prices (expressed as percentages of the principal amount) beginning at 104.00% and decreasing thereafter, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

If a Change of Control Triggering Event (as defined in the Noble Indenture) occurs, each holder of 2030 Notes may require Noble Finance II to repurchase all or any part of that holder's 2030 Notes for cash at a price equal to 101% of the aggregate principal amount of the 2030 Notes repurchased, plus any accrued and unpaid interest thereon, if any, to, but excluding, the date on which the 2030 Notes are repurchased (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Noble Indenture contains customary covenants and events of default.

8.500% Senior Secured Second Lien Notes due 2030

On September 21, 2023, Diamond Foreign Asset Company and Diamond Finance, LLC (collectively referred to as the "Issuers") issued $550.0 million aggregate principal amount of 8.500% Senior Secured Second Lien Notes due October 2030 (the "Diamond Second Lien Notes") with interest payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2024. The Diamond Second Lien Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by Noble Offshore Drilling, Inc. (formerly known as Dolphin Merger Sub 2, Inc. and as successor by merger with Diamond) ("NODI") and each of its existing restricted subsidiaries (other than the Issuers) and by certain of NODI's future restricted subsidiaries.

The Diamond Second Lien Notes obligate NODI and its subsidiaries to comply with an indenture dated as of September 21, 2023 (as supplemented and otherwise modified from time to time, the "Diamond Second Lien Indenture"), among the Issuers, NODI, certain of its subsidiaries party thereto, as guarantors, and HSBC Bank USA, National Association, as trustee and collateral agent. The Diamond Second Lien Indenture contains covenants that, among other things, restrict NODI's ability and the ability of certain of its subsidiaries to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens; (iii) make certain dividends, distributions, investments, and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate, or sell, transfer, lease, or otherwise dispose of all, or substantially all, of the assets of NODI and such subsidiaries taken as a whole. These covenants are subject to important exceptions and qualifications.

Noble Second Lien Notes

On April 18, 2023, we redeemed the remaining balance of approximately $173.7 million aggregate principal amount of outstanding notes using a portion of the proceeds from the offering of the Initial 2030 Notes, and recognized a loss of approximately $25.7 million.

Diamond Credit Agreement

On September 4, 2024, in connection with the closing of the Diamond Transaction, Noble terminated Diamond's $300.0 million senior secured revolving credit facility under the Diamond Credit Agreement. The revolving commitments under the Diamond Credit Agreement were scheduled to mature on April 22, 2026. At the time of the Diamond Transaction and the termination of the commitments under the Diamond Credit Agreement, Diamond had no outstanding borrowings under the Diamond Credit Agreement.

DNB Credit Facility and New DNB Credit Facility

On December 22, 2022, Maersk Drilling, as borrower, Noble Corporation plc, as parent guarantor, certain subsidiaries of Maersk Drilling party thereto, as guarantors, entered into a term loan (the "DNB Credit Facility") under a term facility agreement, dated as of December 22, 2022 (as amended or otherwise modified from time to time), with DNB Bank ASA, New York Branch, as agent and security agent, and the other lenders party thereto. On October 3, 2022, Noble guaranteed the DNB Credit Facility and on December 22, 2022, it was terminated and replaced with the New DNB Credit Facility ("New DNB Credit Facility"). On April 18, 2023, we repaid the $347.5 million of outstanding borrowings under the New DNB Credit Facility using a portion of the proceeds from the offering of the Initial 2030 Notes, and recognized a loss of approximately $0.7 million.

DSF Credit Facility

The Company guaranteed a term loan (the "DSF Credit Facility") under a term loan facility agreement, dated as of December 10, 2018 (as amended or otherwise modified from time to time), among Maersk Drilling Holding A/S, Maersk Drilling A/S, the subsidiaries of Maersk Drilling Holding A/S, and Danmarks Skibskredit A/S, as original lender, agent, and security agent, in connection with the Business Combination with Maersk Drilling that closed on October 3, 2022. The DSF Credit Facility was repaid in full and terminated on February 23, 2023, using cash on hand.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Guarantees of Indebtedness
On October 3, 2022, Noble guaranteed all of the obligations of Maersk Drilling and certain of its subsidiaries under the DNB Credit Facility, the DSF Credit Facility, and related financing documents. On February 23, 2023, the DSF Credit Facility was repaid in full and the related Noble guarantee was terminated. On April 18, 2023, the DNB Credit Facility was repaid in full and the related Noble guarantee was terminated.

Fair Value of Debt
Fair value represents the amount at which an instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our debt instruments was based on the quoted market prices for similar issues or on the current rates offered to us for debt of similar remaining maturities (Level 2 measurement). The fair value of the 2023 Revolving Credit Facility approximates its respective carrying amount as its interest rate is variable and reflective of market rates.

The following table presents the carrying value, net of unamortized debt issuance costs and discounts or premiums, and the estimated fair value of our total debt, respectively:

	December 31,			
	2025		2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Senior secured notes				
8.000% Senior Notes due April 2030	$ 1,400,983	$ 1,454,656	$ 1,401,214	$ 1,414,266
8.500% Senior Secured Second Lien Notes due October 2030	574,808	583,775	578,972	571,428
Credit facility				
Amended and Restated Senior Secured Revolving Credit Facility matures April 2028	—	—	—	—
Total debt	**1,975,791**	**2,038,431**	**1,980,186**	**1,985,694**
Less: Current maturities of long-term debt	—	—	—	—
Long-term debt	**$ 1,975,791**	**$ 2,038,431**	**$ 1,980,186**	**$ 1,985,694**

Note 7 — Equity

Share Capital
Noble Share Capital. As of December 31, 2025 and 2024, there were approximately 158.9 million and 158.9 million Ordinary Shares outstanding, respectively.

On September 4, 2024, Noble issued 24.2 million Ordinary Shares to the former shareholders of Diamond, in connection with the closing of the Diamond acquisition. Further, Noble assumed all outstanding and unexercised warrants of Diamond, which were exercisable for 90 days from the effective time of the Diamond acquisition. As of December 4, 2024, the warrants assumed from Diamond are no longer exercisable and have expired in accordance with their terms.

Additional changes to share capital occurred as a result of, among other actions, the vesting of restricted stock units and performance-based restricted stock units to our employees and directors, the issuance of Ordinary Shares pursuant to the exercise of warrants, and share repurchases under the Company's authorized share repurchase plan.

In addition, as of December 31, 2025, 0.9 million Tranche 1 Warrants, 0.9 million Tranche 2 Warrants and 2.8 million Tranche 3 Warrants (each as defined below) were outstanding and exercisable. Furthermore, new equity awards may be granted under the Noble Corporation plc 2022 Long-Term Incentive Plan, pursuant to which, up to 5.4 million new Ordinary Shares may be issued.

During the years ended December 31, 2025, and 2024, we declared dividends of approximately $321.3 million and $278.3 million (or $2.00 and $1.80 per share cumulatively), respectively, and made cash dividend payments of approximately $317.6 million and $277.8 million, respectively. Approximately $5.1 million and $3.5 million was accrued related to dividend equivalent rights as of December 31, 2025 and 2024, respectively.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The declaration and payment of dividends require the authorization of the Board of Directors. Such may be paid only out of Noble's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law. Therefore, Noble is not permitted to pay dividends out of share capital, which includes share premium. The payment of future dividends will depend on our results of operations, financial condition, cash requirements, future business prospects, contractual and indenture restrictions, and other factors deemed relevant by our Board of Directors.

Share Repurchases

Under English law, the Company is only permitted to purchase its own Ordinary Shares by way of an "off-market purchase" pursuant to a contract approved by shareholders (except where the purchase is for the purposes of, or pursuant to, any employees' share scheme). Such purchases may be paid for either (i) out of Noble's "distributable reserves" as determined by reference to relevant statutory accounts in accordance with English law or (ii) from the proceeds of a fresh issue of shares made for the purpose of financing the purchase. On October 22, 2024, Noble's Board of Directors authorized an increased share repurchase authorization of up to an additional $400 million and, at the 2025 annual general meeting of shareholders, shareholders approved the repurchase of up to 23,800,068 Ordinary Shares. The authorization by the Board of Directors has approximately $370 million remaining, does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. None of the shareholder authorization to purchase up to 23,800,068 Ordinary Shares has yet been utilized, and the authorization by shareholders expires on May 8, 2030 (subject to certain exceptions). The program does not obligate us to acquire any particular amount of Ordinary Shares. During the years ended December 31, 2025 and 2024, we repurchased 0.7 million and 8.4 million of our Ordinary Shares. All repurchased shares were subsequently cancelled.

Warrants

The Tranche 1 Warrants of Noble (the "Tranche 1 Warrants") are exercisable for one Ordinary Share per warrant at an exercise price of $19.27 per warrant, the Tranche 2 Warrants of Noble (the "Tranche 2 Warrants") are exercisable for one Ordinary Share per warrant at an exercise price of $23.13 per warrant, and the Tranche 3 Warrants of Noble (the "Tranche 3 Warrants") were exercisable for one Ordinary Share per warrant at an exercise price of $124.40 per warrant (in each case as may be adjusted from time to time pursuant to the applicable Warrant Agreement (as defined below)). The Tranche 1 Warrants and the Tranche 2 Warrants are exercisable until February 4, 2028, and the Tranche 3 Warrants were exercisable until February 4, 2026. The Tranche 1 Warrants and the Tranche 2 Warrants have Black-Scholes protections, including in the event of a Fundamental Transaction (as defined in the applicable Warrant Agreement). The Tranche 1 Warrants and the Tranche 2 Warrants also provide that while the Mandatory Exercise Condition (as defined in the applicable Warrant Agreement) set forth in the applicable Warrant Agreement has occurred and is continuing, Noble or the Required Mandatory Exercise Warrantholders (as defined in the applicable Warrant Agreement) have the right and option (but not the obligation) to cause all or a portion of the Noble Cayman (as defined below) warrants (the "Noble Cayman Warrants") that were outstanding immediately prior to the Merger Effective Time (as defined below) and were converted into warrants to acquire Ordinary Shares in connection with the Business Combination with Maersk Drilling (the "Warrants") to be exercised on a cashless basis. In the case of Noble, under the Mandatory Exercise Condition, all of the Tranche 1 Warrants or the Tranche 2 Warrants (as applicable) would be exercised. In the case of electing Tranche 1 Required Mandatory Exercise Warrantholders and Tranche 2 Required Mandatory Exercise Warrantholders (as defined in the applicable Warrant Agreement), under the Mandatory Exercise Condition, all of their respective Tranche 1 Warrants or Tranche 2 Warrants (as applicable) would be exercised. Mandatory exercises entitle the holder of each Warrant subject thereto to (i) the number of Ordinary Shares issuable upon exercise of such Warrant on a cashless basis and (ii) an amount payable in cash, Ordinary Shares or a combination thereof (in Noble's sole discretion) equal to the Black-Scholes Value (as defined in the applicable Warrant Agreement) with respect to the number of Ordinary Shares withheld upon exercise of such Warrant on a cashless basis. At December 31, 2025, the Mandatory Exercise Condition set forth in the Warrant Agreements for the Tranche 1 Warrants and the Tranche 2 Warrants was satisfied.

In connection with the automatic conversion of the Noble Cayman Warrants into Warrants at the effective time of the Merger (the "Merger Effective Time"), (i) the Tranche 1 Warrant Agreement, dated as of February 5, 2021, by and among Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability ("Noble Cayman"), Computershare Inc. and Computershare Trust Company, N.A. (together, "Computershare"), (ii) the Tranche 2 Warrant Agreement, dated as of February 5, 2021, by and among Noble Cayman and Computershare, and (iii) the Tranche 3 Warrant Agreement, dated as of February 5, 2021, by and among Noble Cayman and Computershare (collectively, the "Noble Cayman Warrant Agreements") were terminated, and Noble entered into (a) a new Tranche 1 Warrant Agreement, dated as of September 30, 2022, by and among Noble and Computershare, (b) a new Tranche 2 Warrant Agreement, dated as of

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

September 30, 2022, by and among Noble and Computershare, and (c) a new Tranche 3 Warrant Agreement, dated as of September 30, 2022, by and among Noble and Computershare (collectively, the “Warrant Agreements”). The Warrant Agreements have substantially similar terms as were in effect immediately prior to the Merger Effective Time pursuant to the Noble Cayman Warrant Agreements.

Share-Based Compensation Plans

Stock Plans. The Company maintains the Noble Corporation plc 2022 Long-Term Incentive Plan (the “2022 LTIP”), which permits grants of options, stock appreciation rights, stock or stock unit awards, or cash awards, any of which may be structured as a performance award, from time to time to employees and non-employee directors who are to be granted awards under the 2022 LTIP.

Effective May 21, 2024, shareholders of the Company approved an amendment to the 2022 LTIP, which increased the maximum number of shares that may be issued under the 2022 LTIP to 10,688,623 Ordinary Shares.

On September 4, 2024, in connection with the closing of the acquisition of Diamond, the Company assumed the Diamond Offshore Drilling, Inc. 2021 Long-Term Stock Incentive Plan (the “Diamond LTIP”) and each Diamond RSU (as defined below) outstanding thereunder. Effective November 6, 2024, the Company also assumed the remaining shares available for issuance under the Diamond LTIP which, after adjustments under the Diamond Merger Agreement, totaled 1,556,404 Ordinary Shares.

Restricted Stock Units (“RSUs”). We awarded both Time Vested RSUs (“TVRSUs”) and Performance Vested RSUs (“PVRSUs”) under the 2022 LTIP.

On September 4, 2024, in connection with the closing of the acquisition of Diamond, each performance-vesting and time-vesting restricted stock unit covering shares of Diamond (together "Diamond RSUs") held by key employees were assumed by Noble and represented the right to receive shares in Noble. The Diamond RSUs were assumed by Noble on substantially the same terms and conditions (including vesting conditions) as applicable to the original Diamond RSUs prior to the closing of the acquisition.

Notwithstanding the foregoing, to the extent that a Diamond RSU vested as of the acquisition (including any awards that vested as a result of a termination of employment at or immediately after the acquisition), such awards were instead settled in cash or shares of Diamond, as applicable, immediately prior to the acquisition and any such shares of Diamond were treated the same as other Diamond shares.

The TVRSUs generally vest over a three-year period. The number of PVRSUs that vest will depend on the degree of achievement of specified corporate performance criteria generally over a three-year performance period. These criteria consist of market and performance-based criteria. Dividend equivalent rights are accrued and accumulated as dividends are declared, and payable upon vesting of the TVRSUs and PVRSUs.

The TVRSUs are valued on the date of award at our underlying share price. The total compensation expense for units that ultimately vest is recognized on a straight-line basis over the service period. The shares and related nominal value are recorded when the RSU vests and additional paid-in capital is adjusted as the share-based compensation cost is recognized for financial reporting purposes.

In 2025, 2024, and 2023, 40% of the TVRSUs granted to non-employee directors will be settled in cash and accounted for as liability awards, which were valued on the date of grant based on the estimated fair value of the Company’s share price. Under the fair value method for liability-classified awards, compensation expense is remeasured each reporting period at fair value based upon the closing price of the Company’s Ordinary Shares.

Each PVRSU represents the right to receive Ordinary Shares at a future date based on our performance against specified targets. The ultimate number of shares issued and the related compensation cost recognized is based on a comparison of the final performance metrics to the specified targets. For performance-based awards, compensation expense is recognized based on the number of Ordinary Shares expected to be issued and the market price per Ordinary Share on the date of grant. Over the performance period, the number of shares expected to be issued is adjusted upward or downward based upon the probability of achievement of the performance targets. The market-based awards are valued on the date of grant based on the estimated fair value. Estimated fair value is determined based on numerous assumptions, including an estimate of the likelihood that our stock price performance will achieve the targeted thresholds and the expected forfeiture rate. The fair value is calculated using a Monte Carlo Simulation Model. The assumptions used to value the market-based

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

awards include historical volatility and risk-free interest rates over a time period commensurate with the remaining term prior to vesting, as follows, for the respective grant dates:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	February 3, 2025	January 26, 2024	February 3, 2023
Valuation assumptions:			
Expected volatility rate [(1)]	41.3 %	44.1 %	83.0 %
Risk-free interest rate	4.28 %	4.16 %	3.96 %

(1) Expected dividend yield is included in the model via its impact on the historical volatility rate, which is based on daily returns inclusive of dividends.

Additionally, similar assumptions were made for each of the companies included in the defined index and the peer group of companies in order to simulate the future outcome using the Monte Carlo Simulation Model. For market-based awards, compensation expense is recognized on a straight-line basis over the vesting terms.

A summary of the status of non-vested RSUs at December 31, 2025, and changes for the year then ended is presented below:

	Equity-Classified TVRSUs Outstanding	Weighted Average Award Date Fair Value	PVRSUs Outstanding [(1)]	Weighted Average Award Date Fair Value
Non-vested RSUs at January 1, 2025	1,034,014	$ 39.05	477,815	$ 46.87
Awarded	692,718	31.44	408,147	34.55
Vested	(554,940)	36.76	(220,241)	45.48
Forfeited	(73,214)	35.51	(8,227)	39.01
Non-vested RSUs at December 31, 2025	1,098,578	$ 35.64	657,494	$ 39.78

(1) For awards granted, the number of PVRSUs shown equals the shares that would vest if the “target” level of performance is achieved. The minimum number of convertible shares is zero and the “maximum” level of performance is 200% of the amounts shown.

During the year ended December 31, 2025, 19,023 liability-classified TVRSUs vested and no units were forfeited. At December 31, 2025 and 2024, we had 15,496 and 14,123 liability-classified TVRSUs outstanding with an associated total liability of $0.4 million and $0.4 million, respectively.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Additional disclosures for RSUs are presented below:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Equity-classified TVRSUs			
Units awarded (1)	692,718	839,773	384,995
Weighted average award date fair value of awards granted	$ 31.44	$ 40.54	$ 39.54
Fair value of awards vested during the year (2)	$ 15,339	$ 38,781	$ 31,744
Liability-classified TVRSUs			
Units awarded (3)	20,396	14,123	12,918
Weighted average award date fair value of awards granted	$ 31.47	$ 44.34	$ 39.58
Fair value of awards vested during the year (2)	$ 526	$ 531	$ 118
PVRSUs			
Units awarded	408,147	257,574	223,635
Weighted average award date fair value of awards granted	$ 34.55	$ 48.05	$ 45.88
Three-year performance period end date December 31	2027	2026	2025
Fair value of awards vested during the year (4)	$ 6,220	$ 9,217	$ 70,373

(1) During the years ended December 31, 2025, 2024, and 2023, we awarded 30,578, 21,171, and 19,376 equity-classified TVRSUs, respectively, to our non-employee directors.

(2) Fair value determined using the Company's average closing share price for 2025.

(3) Awarded to our non-employee directors.

(4) Fair value determined using the Company's closing share price on the final trading day of 2025.

At December 31, 2025 and 2024, there was $21.5 million and $22.7 million of total unrecognized compensation cost related to the equity-classified TVRSUs, to be recognized over a remaining weighted average period of 1.58 and 1.53 years, respectively.

At December 31, 2025 and 2024, there was $12.2 million and $11.3 million of total unrecognized compensation cost related to the PVRSUs, to be recognized over a remaining weighted average period of 1.61 and 1.54 years, respectively. The total potential compensation for PVRSUs is recognized over the service period regardless of whether the performance thresholds are ultimately achieved.

Share-based amortization recognized during the years ended December 31, 2025 and 2024, related to all restricted stock, excluding amounts included in merger and integration costs, totaled $30.0 million ($23.8 million net of income tax) and $27.9 million ($25.4 million net of income tax), respectively.

Note 8 — Revenue and Customers

Disaggregation of Revenue

The following table provides information about contract drilling revenue by rig types:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Floaters	$ 2,567,698	$ 2,349,644	$ 2,010,113
Jackups	539,509	569,123	451,602
Total	$ 3,107,207	$ 2,918,767	$ 2,461,715

Contract Balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 to 60 days. Customer contract assets and liabilities

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

generally consist of contract costs and deferred revenue resulting from past transactions related to the provision of services under contracts with customers. Current contract asset and liability balances are included in "Prepaid expenses and other current assets" and "Other current liabilities," respectively, and noncurrent contract assets and liabilities are included in "Other assets" and "Other liabilities," respectively, on our Condensed Consolidated Balance Sheets.

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization, and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Certain of our contracts also include capital rig enhancements used to satisfy our performance obligations. Payments for these modifications are initially recognized as a contract liability and amortized ratably as contract drilling revenue over the initial term of the related drilling contract. The costs are capitalized in accordance with our existing property and equipment accounting policy and depreciated over the estimated useful life of the improvement.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	December 31, 2025	December 31, 2024
Current customer contract assets	$ 29,525	$ 26,049
Noncurrent customer contract assets	1,112	11,042
Total customer contract assets	30,637	37,091
Current deferred revenue	(64,400)	(61,506)
Noncurrent deferred revenue	(32,718)	(40,439)
Total deferred revenue	$ (97,118)	$ (101,945)

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Significant changes in the remaining performance obligation contract assets and the contract liabilities balances for the year ended December 31, 2025 and 2024, are as follows:

	Contract Assets	Contract Liabilities
Net balance at December 31, 2022	$ 11,537	$ (59,797)
Additions to deferred costs	19,575	—
Additions to deferred revenue	—	(60,430)
Amortization of deferred costs	(26,696)	—
Amortization of deferred revenue	—	77,155
Total	(7,121)	16,725
Net balance at December 31, 2023	$ 4,416	$ (43,072)
Additions to deferred costs	55,323	—
Additions to deferred revenue	—	(134,359)
Amortization of deferred costs	(22,648)	—
Amortization of deferred revenue	—	75,486
Total	32,675	(58,873)
Net balance at December 31, 2024	$ 37,091	$ (101,945)
Additions to deferred costs	46,245	—
Additions to deferred revenue	—	(143,633)
Amortization of deferred costs	(52,699)	—
Amortization of deferred revenue	—	148,460
Total	(6,454)	4,827
Net balance at December 31, 2025	$ 30,637	$ (97,118)

Future Amortization of Deferred Revenue

The following table reflects revenue expected to be recognized in the future related to deferred revenue, by rig type, at the end of the reporting period:

	Year Ended December 31,			
	2026	2027	2028	Total
Floaters	$ 37,398	$ 17,321	$ 7,585	$ 62,304
Jackups	27,069	7,745	—	34,814
Total	$ 64,467	$ 25,066	$ 7,585	$ 97,118

The revenue included above consists of expected mobilization, demobilization, and upgrade revenue for unsatisfied performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at December 31, 2025. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have taken the optional exemption, permitted by accounting standards, to exclude disclosure of the estimated transaction price related to the variable portion of unsatisfied performance obligations at the end of the reporting period, as our transaction price is based on a single performance

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

obligation consisting of a series of distinct hourly, or more frequent, periods, the variability of which will be resolved at the time of the future services.

Off-market Customer Contract Assets and Liabilities
Upon emergence from Chapter 11 bankruptcy, the Company recognized fair value adjustments of $113.4 million related to intangible assets for certain favorable customer contracts, which were fully amortized as of August 2023. In addition, in connection with the Business Combination with Maersk Drilling, the Company recognized additional fair value adjustments of $23.0 million, related to intangible assets for certain favorable customer contracts. As of March 2025, these intangible assets were fully amortized as a reduction of contract drilling services revenue from October 3, 2022, through the remainder of the contracts.

In connection with the Business Combination with Maersk Drilling and the Diamond Transaction, the Company recognized fair value adjustments of $237.7 million and $27.7 million, respectively, related to certain unfavorable customer contracts acquired. As of June 2025, these liabilities were fully amortized as an increase to contract drilling services revenue from October 3, 2022, and the Diamond Closing Date, respectively, through the remainder of the contracts.

	Unfavorable contacts	Favorable contracts
Balance at December 31, 2022	$ (181,883)	$ 34,372
Additions	—	—
Amortization	131,020	(24,244)
Balance at December 31, 2023	$ (50,863)	$ 10,128
Additions	(27,663)	—
Amortization	69,946	(9,914)
Balance at December 31, 2024	$ (8,580)	$ 214
Additions	—	—
Amortization	8,580	(214)
Balance at December 31, 2025	$ —	$ —

Note 9 — Leases

Leases
We determine if an arrangement is a lease at inception. Our lease agreements are primarily for real estate, equipment, storage, dock space, and automobiles and are included within “Other assets”, “Other current liabilities”, and “Other liabilities” on our Consolidated Balance Sheets. In connection with the Diamond Transaction, the Company assumed several leases entered into by Diamond consisting of operating leases for corporate and shorebases offices, office and information technology equipment, employee housing, onshore storage yards, and certain rig equipment and tools as well as finance leases for well control equipment used on the drillships. The finance leases commenced in 2016 and also include an option to purchase the leased equipment at the end of the respective lease term. During the third quarter of 2025, the right-of-use assets and finance lease liabilities related to certain of our finance leases were remeasured to include the potential purchase price.

As most of our leases do not provide an explicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain of our lease agreements include options to extend or terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
Operating leases		
Right-of-use assets	$ 59,964	$ 78,993
Current lease liabilities	$ 13,905	$ 14,844
Long-term lease liabilities	$ 51,954	$ 65,981
Weighted average remaining lease term (years)	8.53	7.49
Weighted average discount rate	6.7 %	6.6 %
Finance leases		
Right-of-use assets	$ 99,767	$ 34,346
Current lease liabilities	$ 93,382	$ 22,722
Long-term lease liabilities	$ —	$ 11,270
Weighted average remaining lease term (years)	0.45	1.47
Weighted average discount rate	5.1 %	5.8 %

The components of lease cost were as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating lease cost	$ 54,869	$ 31,162	$ 12,615
Finance lease cost:			
Amortization of right-of-use assets	19,188	7,766	—
Interest on lease liabilities	2,344	734	—
Short-term lease cost	1,640	3,819	6,185
Variable lease cost	442	675	928
Total lease cost	$ 78,483	$ 44,156	$ 19,728

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating leases			
Operating cash flows used	$ 18,235	$ 20,857	$ 13,369
Right-of-use assets obtained in exchange for a lease liability (1)	12,377	45,313	9,614
Finance leases			
Operating cash flows used	$ 2,344	$ 560	$ —
Financing cash flows used	23,936	6,064	—
Right-of-use assets obtained in exchange for a lease liability (1)	98,911	42,113	—

(1) Includes right-of-use assets acquired in business combinations.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Maturities of lease liabilities as of December 31, 2025, were as follows:

	Operating Leases	Finance Leases
2026	$ 16,846	$ 95,037
2027	14,610	—
2028	10,276	—
2029	6,268	—
2030	3,770	—
Thereafter	38,555	—
Total lease payments	90,325	95,037
Less: Interest	(24,466)	(1,655)
Present value of lease liability	$ 65,859	$ 93,382

Note 10 — Income Taxes

Noble is a tax resident in the UK and, as such, is subject to UK corporation tax on its taxable profits and gains. Noble Cayman was incorporated in the Cayman Islands and, therefore, not subject to tax in any jurisdiction. With respect to Noble, a UK tax exemption is available in respect of qualifying dividends income and capital gains related to the sale of qualifying participations. We operate in various countries throughout the world, including the United States. The income or loss of the non-UK subsidiaries of Noble is not subject to UK corporation tax.

Consequently, we have taken account of the above exemption and provided for income taxes based on the laws and rates in effect in the countries in which operations are conducted, or in which we, or our subsidiaries, have a taxable presence for income tax purposes.

The components of the net deferred taxes are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets		
Net operating loss carry forwards	$ 1,864,511	$ 1,748,897
Excess of net tax basis over remaining book basis	144,867	470,719
Transition attribute	1,036,319	959,985
Other	151,835	138,792
Deferred tax assets	3,197,532	3,318,393
Less: valuation allowance	(2,890,949)	(2,964,740)
Net deferred tax assets	$ 306,583	$ 353,653
Deferred tax liabilities		
Other	$ (14,025)	$ (14,492)
Deferred tax liabilities	(14,025)	(14,492)
Net deferred tax assets (liabilities)	$ 292,558	$ 339,161

Income (loss) before income taxes consists of the following:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
United States	$ 100,404	$ 51,948	$ 17,619
Non-United States	172,698	440,386	494,624
Total	$ 273,102	$ 492,334	$ 512,243

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Income tax provision (benefit) consists of the following:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Current- United States	$ 22,096	$ 9,061	$ 2,940
Current- Non-United States	(10,112)	77,567	125,494
Deferred- United States	28,209	2,559	3,703
Deferred- Non-United States	16,192	(45,206)	(101,796)
Total	$ 56,385	$ 43,981	$ 30,341

The following is a reconciliation of our reserve for uncertain tax positions, excluding interest and penalties:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Gross balance at beginning of period	$ 114,768	$ 134,934	$ 132,979
Additions based on tax positions related to current year	—	1,439	25,363
Additions for tax positions of prior years	14,241	41,961	10,087
Reductions for tax positions of prior years	(46,208)	(20,960)	(29,113)
Expiration of statutes	—	(310)	—
Tax settlements	(12,067)	(42,296)	(4,382)
Gross balance at end of period	70,734	114,768	134,934
Related tax benefits	(850)	(3,705)	(78)
Net reserve at end of period	$ 69,884	$ 111,063	$ 134,856

The liabilities related to our reserve for uncertain tax positions, included in "Other liabilities" on our Consolidated Balance Sheets, are comprised of the following:

	December 31, 2025	December 31, 2024
Reserve for uncertain tax positions, excluding interest and penalties	$ 69,884	$ 111,063
Interest and penalties	49,330	86,804
Reserve for uncertain tax positions, including interest and penalties	$ 119,214	$ 197,867

At December 31, 2025 and 2024, the reserves for uncertain tax positions totaled $119.2 million (net of related tax benefits of $0.9 million) and $197.9 million (net of related tax benefits of $3.7 million), respectively. If a portion or all of the December 31, 2025 and 2024, reserves listed above are not realized, the provision for income taxes could be reduced by up to $117.6 million and $196.0 million, respectively.

We include, as a component of our "Income tax benefit (provision)", potential interest and penalties related to recognized tax contingencies within our global operations. Interest and penalties resulted in an income tax benefit of $26.4 million, tax expense of $5.9 million, and tax expense of $24.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

During the year ended December 31, 2025, our tax provision included a net tax benefit of $134.0 million related to non-recurring releases of valuation allowances primarily in Luxembourg and Switzerland, and a net tax benefit of $60.2 million related to changes in uncertain tax positions. Such tax benefits were offset by various recurring annual accruals of $250.6 million primarily in Guyana, the United States, Switzerland, and Luxembourg.

During the year ended December 31, 2024, our tax provision included a net tax benefit of $123.6 million related to non-recurring releases of valuation allowances primarily in Luxembourg, and a net tax benefit of $20.2 million related to changes in uncertain tax positions. Such tax benefits were offset by various recurring quarterly accruals of $187.8 million primarily in Guyana, Nigeria, the United States, Switzerland, and Luxembourg.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

During the year ended December 31, 2023, our tax provision included tax benefits of $187.2 million related to non-recurring releases of valuation allowances in Luxembourg, Guyana, Switzerland, and Norway, and a tax benefit of $6.8 million related to uncertain tax position releases. Such tax benefits were offset by tax expenses related to uncertain tax positions of $20.9 million in various countries, contract fair value amortization of $23.7 million, and various recurring quarterly accruals of $179.6 million primarily in Guyana, Switzerland, and Luxembourg.

Our gross deferred tax asset balance at year-end reflects the application of our income tax accounting policies and is based on management's estimates, judgments, and assumptions regarding realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management's estimates.

In deriving the $49.7 million recurring and non-recurring change in valuation allowance, where applicable we relied on sources of income attributable to the reversal of taxable temporary differences in the same periods as the relevant tax attributes and projected taxable income for the period covered by our relevant existing drilling contracts based on the assumption that the relevant rigs will be owned by the current rig owners during the relevant existing drilling contract periods. Given the mobile nature of our assets, we are not able to reasonably forecast the jurisdiction of our taxable income from future drilling contracts. We also have limited objective positive evidence in historical periods. Accordingly, in determining the amount of deferred tax benefits to recognize, we did not consider projected book income beyond the conclusion of existing drilling contracts with the exception of interest income projected to be generated over a finite period beyond the conclusion of the relevant existing drilling contracts. As new drilling contracts are executed, we will reassess the amount of deferred tax assets that are realizable. Finally, once we have established sufficient objective positive evidence for historical periods, we may consider reliance on forecasted taxable income from future drilling contracts.

Our tax benefits related to transition attributes in Switzerland are scheduled to expire by 2036. Our net operating losses in Switzerland are scheduled to expire between 2027 and 2032. Our net operating losses in Luxembourg are scheduled to expire between 2033 and 2038; however, a portion of the tax losses has no expiration date.

We conduct business globally and, as a result, we file numerous income tax returns in the US and in non-US jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including, but not limited to, jurisdictions such as Guyana, Mexico, and the United Kingdom. We are no longer subject to US Federal income tax examinations for years before 2022 and non-US income tax examinations for years before 2000.

In Denmark, prior to becoming a wholly-owned subsidiary of Noble (the "Merger"), Maersk Drilling was subject to a mandatory joint taxation scheme with all other Danish entities under the common control of A.P. Møller Holding A/S ("APMH"). To the extent Maersk Drilling incurred tax losses in Denmark until the Merger, such losses may be utilized by other jointly taxed entities. Noble may be compensated through a joint taxation contribution when such losses are utilized. In the event that APMH or any jointly taxed entity is subject to audits for years and periods prior to and until the Merger and such audits result in adjustments to relevant tax returns, adjustments to the prior year joint tax contributions may be required. This could result in additional compensation to Noble or refunds payable by Noble to APMH or to any previous joint taxation group administration company of previously received joint taxation contributions. Since the Merger and through December 31, 2025, Noble has recognized a benefit for tax contribution payments of approximately $24.6 million from APMH and an expense for a tax contribution repayment of $4.0 million to APMH under this arrangement. For the years ended December 31, 2025, 2024, and 2023, net benefits of approximately $3.5 million, an expense of $4.0 million, and net benefits of approximately $19.1 million, respectively, are included in "Interest income and other, net" on our Consolidated Statements of Operations. Additionally, for the year ended December 31, 2023, approximately $2.0 million is recorded and included as a benefit in "Income tax benefit (provision)" on our Consolidated Statement of Operations.

UK earnings are taxable in the United Kingdom at the UK statutory rate of 25%. Noble Cayman was incorporated in the Cayman Islands and, therefore, not subject to tax in any jurisdiction. Following the Business Combination with Maersk Drilling, Noble is a public limited company incorporated under the laws of England and Wales. The income or loss of our non-UK subsidiaries is not subject to UK income tax. UK earnings are taxable in the United Kingdom at the UK statutory rate of 19% and 25% through March 31, 2023, and beginning on April 1, 2023, respectively.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

A reconciliation of tax rates outside of the United Kingdom to our Noble effective rate for 2025 is shown below:

	Year Ended December 31, 2025	
UK statutory income tax rate	$ 68,275	25.0 %
Permanent differences	8,438	3.1 %
Change in valuation allowance	3,933	1.4 %
Foreign tax effects:		
British Virgin Islands:		
Rate differential	7,230	2.7 %
Cayman Islands:		
Rate differential	11,490	4.2 %
Colombia:		
Cross-Border taxes	4,723	1.7 %
Guyana:		
Change in valuation allowance	4,901	1.8 %
Permanent differences	4,404	1.6 %
Luxembourg:		
Change in valuation allowance	(42,929)	(15.7)%
Nigeria:		
Permanent differences	(3,736)	(1.4)%
Philippines:		
Cross-Border taxes	9,468	3.5 %
Saudi Arabia	(4,312)	(1.6)%
Switzerland:		
Rate differential	6,144	2.3 %
Change in valuation allowance	(5,478)	(2.0)%
United States:		
Cross border taxes and other	19,486	7.1 %
Nondeductible expenses	12,605	4.6 %
Change in valuation allowance	(6,774)	(2.5)%
Other foreign jurisdictions	17,487	6.4 %
Worldwide changes in unrecognized tax benefits	(58,970)	(21.6)%
Total	$ 56,385	20.6 %

A reconciliation of tax rates outside of the United Kingdom to our Noble effective rate for 2024 and 2023 is shown below:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Effect of:		
Tax rates which are different than UK or Cayman rates	37.3 %	37.6 %
Tax impact of valuation allowance	(25.0)%	(36.1)%
Resolution of (reserve for) tax authority audits	(3.4)%	4.4 %
Total	8.9 %	5.9 %

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Information about income taxes paid is as follows:

	Year Ended December 31, 2025
Colombia	21,137
Malaysia	11,179
Nigeria	8,705
Philippines	6,590
United States	30,156
Other	43,362
Total	$ 121,129

At December 31, 2025 and 2024, the Company asserts that its unremitted earnings and/or book/tax outside basis differences in certain of its subsidiaries are either permanently reinvested or are not expected to result in a material taxable event in the foreseeable future. Therefore, no material deferred taxes have been recorded related to such earnings and/or investments.

On July 4, 2025, the "One Big Beautiful Bill Act" (the "OBBBA") was signed into law. The legislation includes significant changes to the US tax code affecting both current and deferred income taxes. Key provisions include the reinstatement of 100% bonus depreciation, modifications to the Section 163(j) interest deduction limitation, and other changes to US taxation of profits derived from foreign operations. The OBBBA does not have a material impact on Noble's consolidated financial statements.

Note 11 — Employee Benefit Plans

Defined Benefit Plans

Noble Drilling (Land Support) Limited ("NDLS"), an indirect, wholly-owned subsidiary of Noble, maintains a pension plan that covers all of its salaried, non-union employees, whose most recent date of employment is prior to April 1, 2014 (referred to as our "non-US plan"). Since May 2022, the NDLS pension trustees and covenant advisors have been communicating with Noble to understand the impact of the rig transaction and merger with Maersk Drilling and to negotiate appropriate mitigation including buyout of the scheme to cover the pension obligations. The Pension Regulators advised on December 15, 2022, that it did not intend to investigate the transaction unless Noble and the pension trustees were unable to agree on mitigation or there was a material change to circumstances. Noble has provided a company guarantee from Noble Corporation plc itself to cover the full section 75 debts of NDLS and Noble Resources Limited, the two sponsoring entities of the pension scheme, and believes this is an appropriate mitigation to support the pension liabilities.

In addition to the non-US plan discussed above, we have a US noncontributory defined benefit pension plan that covers certain salaried employees and a US noncontributory defined benefit pension plan that covers certain hourly employees, whose initial date of employment is prior to August 1, 2004 (collectively referred to as our "qualified US plans"). These plans are governed by the Noble Drilling Employees' Retirement Trust (the "Trust"). The benefits from these plans are based primarily on years of service and, for the salaried plan, employees' compensation near retirement. These plans are designed to qualify under the Employee Retirement Income Security Act of 1974 ("ERISA"), and our funding policy is consistent with funding requirements of ERISA and other applicable laws and regulations. We make cash contributions, or utilize credits available to us, for the qualified US plans when required. The benefit amount that can be covered by the qualified US plans is limited under ERISA and the Internal Revenue Code of 1986. Therefore, we maintain an unfunded, non-qualified excess benefit plan designed to maintain benefits for specified employees at the formula level in the qualified salaried US plan. We refer to the qualified US plans and the excess benefit plan collectively as the "US plans."

During the fourth quarter of 2016, we approved amendments, effective as of December 31, 2016, to our non-US and US defined benefit plans. With these amendments, employees and alternate payees will accrue no future benefits under the plans after December 31, 2016. However, these amendments will not affect any benefits earned through that date.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

A reconciliation of the changes in projected benefit obligations ("PBO") for our non-US and US plans is as follows:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Benefit obligation at beginning of period	$ 33,117	$ 166,837	$ 36,329	$ 179,346
Interest cost	2,142	9,039	2,062	8,751
Actuarial loss (gain)	(581)	3,920	(2,738)	(9,872)
Benefits paid	(2,261)	(11,420)	(2,257)	(11,388)
Settlements and curtailments	—	—	—	—
Foreign exchange rate changes	1,589	—	(279)	—
Benefit obligation at end of period	$ 34,006	$ 168,376	$ 33,117	$ 166,837

A reconciliation of the changes in fair value of plan assets is as follows:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Fair value of plan assets at beginning of period	$ 38,272	$ 163,844	$ 43,245	$ 172,793
Actual return on plan assets	1,811	12,907	(2,403)	2,389
Employer contributions	2,559	37	—	50
Benefits paid	(2,261)	(11,420)	(2,257)	(11,388)
Plan participants' contributions	—	—	—	—
Foreign exchange rate changes	1,854	—	(313)	—
Fair value of plan assets at end of period	$ 42,235	$ 165,368	$ 38,272	$ 163,844

The funded status of the plans is as follows:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Funded status	$ 8,229	$ (3,008)	$ 5,155	$ (2,993)

Amounts recognized in the Consolidated Balance Sheets consist of:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Other assets (noncurrent)	$ 8,229	$ —	$ 5,155	$ —
Other liabilities (current)	—	(65)	—	(59)
Other liabilities (noncurrent)	—	(2,943)	—	(2,934)
Net amount recognized	$ 8,229	$ (3,008)	$ 5,155	$ (2,993)

Amounts recognized in AOCI consist of:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Net actuarial (gain) loss	$ 6,707	$ (14,358)	$ 7,761	$ (12,390)
Deferred income tax (asset) liability	(186)	2,677	(1,942)	2,602
Accumulated other comprehensive (income) loss	$ 6,521	$ (11,681)	$ 5,819	$ (9,788)

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Pension costs include the following components:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Non-US	US	Non-US	US	Non-US	US
Interest cost	$ 2,142	$ 9,039	$ 2,062	$ 8,751	$ 2,356	$ 8,992
Return on plan assets	(1,920)	(8,586)	(2,291)	(9,243)	(1,871)	(9,579)
Amortization of prior service cost	—	—	—	—	238	—
Recognized net actuarial loss	214	(44)	99	—	—	(231)
Settlement and curtailment (gain) loss	—	—	—	—	—	70
Net pension benefit cost (gain) loss	$ 436	$ 409	$ (130)	$ (492)	$ 723	$ (748)

There are zero estimated net actuarial losses and prior service costs for the non-US plan and the US plans that will be amortized from AOCI into net periodic pension cost in 2026.

During the years ended December 31, 2025, 2024, and 2023, we adopted the Retirement Plan mortality tables with the Mortality Projection scale as issued by the Society of Actuaries for each of the respective years. The Retirement Plan 2025, 2024, and 2023 mortality tables represent the new standard for defined benefit mortality assumptions due to adjusted life expectancies. There were no increases in our pension liability on our US plans resulting from the adoption of these tables for the years ended December 31, 2025, 2024, and 2023, respectively.

Defined Benefit Plans—Disaggregated Plan Information
Disaggregated information regarding our non-US and US plans is summarized below:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Projected benefit obligation	$ 34,006	$ 168,376	$ 33,117	$ 166,837
Accumulated benefit obligation	34,006	168,376	33,117	166,837
Fair value of plan assets	42,235	165,368	38,272	163,844

The following table provides information related to those plans in which the PBO exceeded the fair value of the plan assets at December 31, 2025 and 2024. The PBO is the actuarially computed present value of earned benefits based on service to date and includes the estimated effect of any future salary increases. Employees and alternate payees have no longer accrued future benefits under the plans since December 31, 2016.

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Projected benefit obligation	$ —	$ 168,377	$ —	$ 166,837
Fair value of plan assets	—	165,370	—	163,844

The PBO for the unfunded excess benefit plan was $0.7 million at December 31, 2025, as compared to $0.7 million at December 31, 2024, and is included under “US” in the above tables.

The following table provides information related to those plans in which the accumulated benefit obligation (“ABO”) exceeded the fair value of plan assets at December 31, 2025 and 2024. The ABO is the actuarially computed present value of earned benefits based on service to date, but differs from the PBO in that it is based on current salary levels. Employees and alternate payees have no longer accrued future benefits under the plans since December 31, 2016.

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Accumulated benefit obligation	$ —	$ 168,377	$ —	$ 166,837
Fair value of plan assets	—	165,368	—	163,844

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The ABO for the unfunded excess benefit plan was $0.7 million at December 31, 2025, as compared to $0.7 million at December 31, 2024, and is included under "US" in the above tables.

Defined Benefit Plans—Key Assumptions
The key assumptions for the plans are summarized below:

	December 31, 2025		December 31, 2024	
	Non-US	US	Non-US	US
Weighted-average assumptions used to determine benefit obligations:				
Discount Rate	5.60%	5.19% - 5.53%	5.50%	5.50% - 5.63%
Rate of compensation increase	N/A	N/A	N/A	N/A

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	Non-US	Non-US	Non-US
Weighted-average assumptions used to determine periodic benefit cost:			
Discount Rate	5.50%	5.50%	5.00%
Expected long-term return on assets	4.80%	4.80%	4.60%
Rate of compensation increase	N/A	N/A	N/A

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
	US	US	US
Weighted-average assumptions used to determine periodic benefit cost:			
Discount Rate	5.50% - 5.63%	4.95% - 5.04%	5.17% - 5.27%
Expected long-term return on assets	4.90% - 5.50%	5.00% - 5.60%	5.00% - 5.80%
Rate of compensation increase	N/A	N/A	N/A

The discount rates used to calculate the net present value of future benefit obligations for our US plans is based on the average of current rates earned on long-term bonds that receive a Moody's rating of "Aa" or better. We have determined that the timing and amount of expected cash outflows on our plans reasonably match this index. For our non-US plan, the discount rate used to calculate the net present value of future benefit obligations is determined by using a yield curve of high quality bond portfolios with an average maturity approximating that of the liabilities.

In developing the expected long-term rate of return on assets, we considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio. To assist us with this analysis, we employ third-party consultants for our US and non-US plans that use a portfolio return model.

Defined Benefit Plans—Plan Assets
Non-US Plan. As of December 31, 2025, the NDLS pension Scheme (the "Scheme") targets an asset allocation of 20.0% return-seeking securities (growth) and 80.0% in debt securities (matching) and adopts a de-risking strategy whereby the level of investment risk reduces as the Scheme's funding level improves. The total portfolio is expected to return gilts +0.8% per annum (net of investment fees), and the matching portfolio has been constructed to fully hedge the interest rate and inflation risk inherent in the technical provisions liabilities. The Scheme's overall investment strategy is to outperform the cash +4% per annum long-term objective for growth assets and to sufficiently hedge interest rate and inflation risk within the matching portfolio in relation to the Scheme's liabilities. By achieving these objectives, the Trustees believe the Scheme will be able to avoid significant volatility in the contribution rate and provide sufficient assets to cover the Scheme's benefit

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

obligations. To achieve this, the Trustees have given SEI, the appointed investment manager, full discretion in the day-to-day management of the Scheme's assets and implementation of the de-risking strategy, who in turn invests in multiple underlying investment managers where appropriate. The Trustees meet with Mercer periodically to review and discuss their investment performance.

The actual fair values of the non-US plan are as follows:

	December 31, 2025			
		Estimated Fair Value Measurements		
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 12,795	$ 12,795	$ —	$ —
Equity securities:				
International companies	3,381	3,381	—	—
Fixed income securities:				
Corporate bonds	26,059	26,059	—	—
Total	$ 42,235	$ 42,235	$ —	$ —

	December 31, 2024			
		Estimated Fair Value Measurements		
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 340	$ 340	$ —	$ —
Equity securities:				
International companies	2,820	2,820	—	—
Fixed income securities:				
Corporate bonds	35,112	35,112	—	—
Total	$ 38,272	$ 38,272	$ —	$ —

US Plans. The fundamental objective of the US plan is to provide the capital assets necessary to meet the financial obligations made to plan participants. In order to meet this objective, the Investment Policy Statement depicts how the investment assets of the plan are to be managed in accordance with the overall target asset allocation of approximately 75.0% equity securities, 6.0% fixed income securities, and 19.0% in strategic opportunities. The target asset allocation is intended to generate sufficient capital to meet plan obligations and provide a portfolio rate of return equal to or greater than the return realized using appropriate blended, market benchmark over a full market cycle (usually a five to seven year time period). Actual allocations may deviate from the target range, however any deviation from the target range of asset allocations must be approved by the Trust's governing committee.

For investments in mutual funds, the assets of the Trust are subject to the guidelines and limits imposed by such mutual fund's prospectus and the other governing documentation at the fund level.

No Ordinary Shares of Noble were included in equity securities at either December 31, 2025 or 2024.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The actual fair values of US plan assets are as follows:

	December 31, 2025			
		Estimated Fair Value Measurements		
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 4,262	$ 2,581	$ 1,681	$ —
Equity securities:				
United States	37,220	37,220	—	—
Fixed income securities:				
Corporate bonds	114,090	—	114,090	
Treasury bonds	9,796	9,796	—	—
Total	$ 165,368	$ 49,597	$ 115,771	$ —

	December 31, 2024			
		Estimated Fair Value Measurements		
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 4,164	$ 4,164	$ —	$ —
Equity securities:				
United States	38,317	1,726	36,591	—
Fixed income securities:				
Corporate bonds	91,129	86,991	4,138	
Treasury bonds	30,234	30,234	—	—
Total	$ 163,844	$ 123,115	$ 40,729	$ —

Defined Benefit Plans—Cash Flows

In 2025, we made contributions of $2.6 million to our non-US plan. In 2024 and 2023, we made no contributions to our non-US plan. In 2025, 2024, and 2023 we made contributions of $0.0 million, $0.1 million, and $0.2 million to our US plans, respectively. We expect our aggregate minimum contributions to our non-US and US plans in 2026, subject to applicable law, to be zero and $0.1 million, respectively. We continue to monitor and evaluate funding options based upon market conditions and may increase contributions at our discretion.

The following table summarizes our estimated benefit payments at December 31, 2025:

		Payments by Period					
	Total	2026	2027	2028	2029	2030	Thereafter
Estimated benefit payments							
Non-US plans	$ 26,631	$ 2,369	$ 2,462	$ 2,538	$ 2,619	$ 2,657	$ 13,986
US plans	116,071	11,202	11,383	11,469	11,557	11,579	58,881
Total estimated benefit payments	$ 142,702	$ 13,571	$ 13,845	$ 14,007	$ 14,176	$ 14,236	$ 72,867

Other Plans. In 2005, we enacted a profit sharing plan, the Noble Services Company LLC Profit Sharing Plan, which covered eligible employees, as defined in the plan. On January 1, 2019, the profit sharing plan and the sponsored 401(k) savings plan were merged into the Noble Drilling Services LLC 401(k) and Profit Sharing Plan (the "Plan"). Effective January 1, 2025, the Plan was amended to remove the profit-sharing portion and became the Noble Services Company LLC 401(k) Plan. As a result, no future profit-sharing contributions will be made into the Plan. No profit-sharing contributions were made for the years ended December 31, 2024 and 2023.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

We also sponsor other retirement, health, and welfare plans, and international savings plans for the benefit of our employees. Diamond sponsored health and welfare plans through December 31, 2025, when benefits were aligned to Noble's. Diamond also sponsored separate 401(k) and international savings plans, which were merged into Noble's 401(k) and international savings plans on December 31, 2025.

The contributions to these plans aggregated approximately $50.0 million, $40.8 million, and $34.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 12 — Commitments and Contingencies

Tax Matters
Audit claims of approximately $351.4 million at December 31, 2025, attributable to income and other business taxes remain outstanding and are under continued objection by Noble. Such audit claims are mostly attributable to Brazil and remain under continued monitoring and evaluation on a quarterly basis as facts change and as audits and/or litigation continue to progress. We intend to vigorously defend our reported positions and currently believe the ultimate resolution of the audit claims will not have a material adverse effect on our consolidated financial statements.

We operate in numerous countries throughout the world and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We recognize uncertain tax positions that we believe have a greater than 50% likelihood of being sustained upon challenge by a tax authority. We cannot predict nor provide assurance as to the ultimate outcome of any existing or future assessments.

Services Agreement
In February 2016, Diamond entered into a ten-year agreement with a subsidiary of Baker Hughes Company (formerly named Baker Hughes, a GE company) to provide services with respect to certain blowout preventer and related well control equipment on our drillships. Such services include management of maintenance, certification, and reliability with respect to such equipment. On July 2, 2025, the services agreement was terminated for convenience. During the fourth quarter of 2025, Noble paid the services company $31.3 million for the capital and consumable spares, including other tooling equipment.

Letters of Credit and Surety Bonds
As of December 31, 2025, we had $6.7 million of letters of credit issued under the 2023 Revolving Credit Facility and an additional $41.5 million in letters of credit and surety bonds issued under bilateral arrangements which guarantee our performance as it relates to our drilling contracts, contract bidding, tax appeals, customs duties, and other obligations in various jurisdictions. We expect to comply with the underlying performance requirements and we expect obligations under these letters of credit and surety bonds will not be called.

Other Contingencies
We are a defendant in certain other claims and litigation arising out of operations in the ordinary course of business, including personal injury claims, the resolution of which, in the opinion of management, will not be material to our financial position, results of operations, or cash flows. There is inherent risk in any litigation or dispute and no assurance can be given as to the outcome of these claims.

Note 13 — Segment and Related Information

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent, and government-owned or controlled oil and gas companies throughout the world. Our reportable segment comprises the structure used by our Chief Executive Officer, who has been determined to be our chief operating decision maker ("CODM"), for assessing performance and allocating resources. We regularly provide management reports to the CODM that include a segment revenue amount and segment contract drilling services costs. Our CODM evaluates the segment's operating performance based on operating revenues and operating income or loss. Refer to the Company's Consolidated Statements of Operations for additional information.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The following table presents revenues and long-lived assets by country based on the location of the service provided during the period:

	Revenues			Long-Lived Assets as of	
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	December 31, 2025	December 31, 2024
Australia	$ 85,783	$ 242,721	$ 154,860	$ 80,459	$ 59,202
Brazil	266,405	107,014	92,022	300,962	315,084
Colombia	143,920	94,560	53,646	162,534	163,719
Denmark	10,532	75,971	88,914	186,529	333,618
Ghana	60,495	138,176	150,677	270,337	—
Guinea Bissau	—	13,947	—	—	300,962
Guyana	647,658	676,234	703,473	769,339	762,746
Malaysia	112,455	203,495	87,105	49,866	292,878
Namibia	58,892	7,537	27	—	253,652
Nigeria	96,668	135,331	143,641	70,298	73,296
Norway	310,863	236,834	249,308	959,466	487,183
Suriname	115,441	82,082	108,532	87,398	—
United Kingdom	206,412	190,804	65,710	143,465	755,712
United States	889,710	685,835	437,346	1,964,862	1,666,748
Other	280,334	167,277	253,757	517,039	684,356
Total	$ 3,285,568	$ 3,057,818	$ 2,589,018	$ 5,562,554	$ 6,149,156

Included in our long-lived assets balance above is our property and equipment and right-of-use assets. We used the geographic location as of December 31, 2025 and 2024, of each drilling rig, operating lease, and finance lease for our property and equipment and right-of-use assets, respectively, for our long-lived assets geographic disclosure shown above.

Significant Customers

The following table sets forth revenues from our customers as a percentage of our consolidated operating revenues:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Exxon Mobil Corporation (“ExxonMobil”)	19.7 %	22.1 %	24.5 %
BP	13.2 %	(1)	(1)
Petrobras	12.5 %	(1)	(1)
TotalEnergies	(1)	(1)	10.5 %
Shell plc	(1)	12.3 %	13.6 %

(1) Amount was less than 10% for the year presented.

No other customer accounted for more than 10% of our consolidated operating revenues in 2025, 2024, or 2023.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 14 — Supplemental Financial Information

Consolidated Statements of Cash Flows Information

Operating Cash Activities. The net effect of changes in assets and liabilities on cash flows from operating activities is as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Accounts receivable	$ 207,364	$ (54,923)	$ (80,042)
Taxes receivable	(22,699)	(15,263)	(7,374)
Other current assets	159,337	(108,044)	(42,532)
Other assets	48,759	40,146	(27,177)
Accounts payable	(80,494)	(32,437)	59,757
Other current liabilities	(200,849)	103,326	9,679
Other liabilities	(99,655)	(64,106)	32,612
Total net change in operating assets and liabilities	$ 11,763	$ (131,301)	$ (55,077)

Non-cash Investing and Financing Activities. Additions to property and equipment, at cost for which we had accrued a corresponding liability in accounts payable as of December 31, 2025, 2024, and 2023 were $47.6 million, $66.0 million, and $114.7 million, respectively.

On September 4, 2024, Noble completed its acquisition of Diamond issuing 24.2 million Ordinary Shares valued at $879.9 million, in exchange for $1.5 billion net assets acquired. See “Note 2 — Acquisitions and Divestitures” for additional information.

Additional cash flow information is as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash paid during the period for:			
Interest, net of amounts capitalized	$ 162,241	$ 106,845	$ 52,361
Income taxes paid (refunded), net	121,129	108,664	105,446

Note 15 — Information about Noble Finance II

8.000% Senior Notes due 2030

Noble Finance II, a wholly-owned, indirect subsidiary of Noble, is the issuer of the 2030 Notes and one or more 100% wholly-owned, direct and indirect subsidiaries of Noble Finance II are the unconditional guarantors, or are otherwise obligated as of December 31, 2025, with respect to the 2030 Notes. See “Note 6 — Debt” for additional information.

The Noble Indenture contains a covenant that requires Noble Finance II to furnish to holders of the 2030 Notes certain financial information relating to Noble Finance II and its restricted subsidiaries. The obligation to furnish such information may be satisfied by providing financial information of Noble along with a description of the differences between such information and the financial information of Noble Finance II and its restricted subsidiaries on a standalone basis.

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The summarized financial information below reflects the consolidated accounts of Noble Finance II:

	December 31, 2025
Balance Sheet	
Cash and cash equivalents	$ 259,233
Total current assets	2,098,558
Total current liabilities	671,158
Total debt	1,400,982
Total shareholders' equity	4,738,725

	Twelve Months Ended December 31, 2025
Statement of Operations	
Operating revenues	$ 2,354,594
Operating costs and expenses	2,092,947
Depreciation and amortization	430,522
Statement of Cash Flows	
Net cash provided by (used in) operating activities	$ 751,855
Capital expenditures	(425,701)
Proceeds from disposal of assets, net	147,201
Dividend payments	—

Note 16 — Subsequent Events

Planned Divestment of Six Jackup Rigs

On December 8, 2025, Noble announced that the Company signed definitive agreements to sell six jackup rigs, which includes the sale of five rigs to Borr Drilling Limited (“Borr”) for $360.0 million and a separate transaction for the sale of one rig to Ocean Oilfield Drilling for $64.0 million in cash.

The agreement with Borr, comprising $210.0 million in cash and $150.0 million in seller notes, includes the sale of the *Noble Tom Prosser*, *Noble Mick O'Brien*, *Noble Regina Allen*, *Noble Resilient*, and *Noble Resolute*. The *Noble Regina Allen* sale closed on January 7, 2026. The sale of the remaining rigs closed on January 28, 2026. The $150.0 million in seller notes to Borr have a six-year maturity and are secured by a first lien on three jackups (*Noble Tom Prosser*, *Noble Regina Allen*, and *Noble Resilient*). The notes can be prepaid at any time without penalty, with certain provisions mandating early prepayment. Additionally, Noble will continue to operate two rigs, the *Noble Mick O'Brien* and *Noble Resolute*, under a bareboat charter agreement with Borr for one year from signing of the definitive agreement, and another rig, the *Noble Resilient*, under a similar bareboat charter agreement into the second quarter of 2026.

The agreement with Ocean Oilfield Drilling anticipates the sale of the *Noble Resolve*. Closing is expected in the third quarter of 2026, upon conclusion of the *Noble Resolve's* current contract.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Evaluation of Disclosure Controls and Procedures

Conclusions Regarding Disclosure Controls and Procedures

Robert W. Eifler, President and Chief Executive Officer (Principal Executive Officer) of Noble, and Richard B. Barker, Executive Vice President and Chief Financial Officer (Principal Financial Officer) of Noble, have evaluated the disclosure

controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of Noble as of the end of the period covered by this report. On the basis of this evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that Noble's disclosure controls and procedures were effective as of December 31, 2025. Noble's disclosure controls and procedures are designed to ensure that information required to be disclosed by Noble in the reports that it files or submits under the Securities Exchange Act of 1934, as amended ("the Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting
The management of Noble is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Under the supervision of and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, our management concluded that Noble maintained effective internal control over financial reporting as of December 31, 2025.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2025, as stated in their report, which is provided in Part II, Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting
There were no changes in Noble's internal control over financial reporting that occurred during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of Noble.

Limitations on the Effectiveness of Controls
Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified. There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Item 9B. Other Information.

Our directors and executive officers may from time to time enter into plans or other arrangements for the purchase or sale of our Ordinary Shares that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act. On December 12, 2025, Robert Eifler, our President and Chief Executive Officer, and Richard Barker, our Executive Vice President and Chief Financial Officer, each adopted a written plan for the sale of 150,000 Ordinary Shares. Each plan is scheduled to commence on March 18, 2026, and is scheduled to expire on December 11, 2026, or on any earlier date on which all of the shares have been sold. The plans are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Information in response to this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Shareholders. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Exchange Act.

Item 11. Executive Compensation.

Information in response to this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Shareholders. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information in response to this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Shareholders. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Exchange Act.

Item 13. Certain Relationships, Related Transactions, and Directors' Independence.

Information in response to this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Shareholders. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Exchange Act.

Item 14. Principal Accountant Fees and Services.

Information in response to this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Shareholders. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Exchange Act.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

    (1) A list of the financial statements filed as a part of this report is set forth in Part II, Item 8, "Financial Statements and Supplementary Data" on page 54 of this Annual Report on Form 10-K and is incorporated herein by reference.

    (2) Financial Statement Schedules:

    All schedules are omitted because they are either not applicable or required information is shown in the financial statements or notes thereto.

    (3) Exhibits:

    The information required by this Item 15(a)(3) is set forth in the Index to Exhibits accompanying this Annual Report on Form 10-K and is incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

Index to Exhibits

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger, dated as of June 9, 2024, by and among Noble Corporation plc, Diamond Offshore Drilling, Inc., Dolphin Merger Sub 1, Inc. and Dolphin Merger Sub 2, Inc. (filed as Exhibit 2.1 to Noble's Current Report on Form 8-K filed on June 10, 2024, and incorporated herein by reference).
3.1	Amended and Restated Articles of Association of Noble Corporation plc ("Noble") (filed as Exhibit 3.1 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
4.1	Indenture, dated as of April 18, 2023, by and among Noble Finance II LLC, the subsidiaries of Noble Finance II LLC named therein, as guarantors, and U.S. Bank Trust Company, National Association, as trustee paying agent and registrar (including the form of 8.000% Senior Note due 2030 included therein) (filed as Exhibit 4.1 to Noble's Current Report on Form 8-K filed on April 18, 2023, and incorporated herein by reference).
4.2	Second Supplemental Indenture, dated as of August 22, 2024, among Noble Finance II LLC, as issuer, the guarantors listed on the signature pages thereto and U.S. Bank Trust Company, National Association, as trustee, paying agent and registrar (filed as Exhibit 4.3 to Noble's Current Report on Form 8-K filed on August 22, 2024, and incorporated herein by reference).
4.3	Indenture, dated as of September 21, 2023, among Diamond Foreign Asset Company and Diamond Finance, LLC, as issuers, Diamond Offshore Drilling, Inc., as a guarantor, the other subsidiaries of Diamond Offshore Drilling, Inc. party thereto from time to time, as guarantors, and HSBC Bank USA, National Association, as trustee and collateral agent (filed as Exhibit 4.1 to Diamond Offshore Drilling, Inc.'s Current Report on Form 8-K filed on September 22, 2023, and incorporated herein by reference).
4.4	Supplemental Indenture, dated as of September 4, 2024, among Diamond Foreign Asset Company and Diamond Finance, LLC, as issuers, Diamond Offshore Drilling, Inc., as existing company, Dolphin Merger Sub 2, Inc., (now known as Noble Offshore Drilling Inc.) as new company, and HSBC Bank USA, National Association, as trustee and collateral agent (filed as Exhibit 4.1 to the Noble's current Report on Form 8-K filed on September 4, 2024, and incorporated herein by reference).
4.5**	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.
10.1*	Noble Corporation plc 2022 Long-Term Incentive Plan (filed as Exhibit 4.1 to Noble's Registration Statement on Form S-8 filed on September 30, 2022, and incorporated herein by reference).
10.2*	First Amendment to the Noble Corporation plc 2022 Long-Term Incentive Plan, effective as of April 1, 2024 (filed as Exhibit 99.2 to Noble's Registration Statement on Form S-8 filed on May 21, 2024, and incorporated herein by reference).
10.3*	Form of Director Restricted Stock Unit Award, effective as of January 25, 2024, under the Noble Corporation 2022 Long-Term Incentive Plan (2026 Annual Grants, filed as Exhibit 10.8 to Noble's Annual Report on Form 10-K for the year ended December 31, 2023, and incorporated by reference herein).
10.4*	Form of Time-Vested Restricted Stock Unit Award for Executive Officers, effective as of August 2, 2023, under the Noble Corporation plc 2022 Long-Term Incentive Plan (2024, 2025, & 2026 Annual Grant, filed as Exhibit 10.3 to Noble's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference).

Exhibit Number	Exhibit
10.5*	Form of Performance-Vested Restricted Stock Unit Award, effective as of August 2, 2023, under the Noble Corporation plc 2022 Long-Term Incentive Plan (2024, 2025, & 2026 Annual Grant, filed as Exhibit 10.4 to Noble's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference).
10.6*	Global Amendment to Employee Time and Performance Restricted Stock Awards Plan (filed as Exhibit 10.2 to Noble's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and incorporated herein by reference).
10.7*^	Noble Corporation plc Executive Change in Control Severance Plan (filed as Exhibit 10.1 to Noble's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference).
10.8*^	Noble Corporation plc Executive Severance Plan (filed as Exhibit 10.2 to Noble's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference).
10.9	Irrevocable Undertaking, dated as of November 10, 2021, by and among APMH Invest A/S, Noble Corporation, Noble Finco Limited and The Drilling Company of 1972 A/S (filed as Exhibit 10.1 to Noble Cayman's Current Report on Form 8-K filed on November 10, 2021, and incorporated herein by reference).
10.10*	Form of Indemnification Agreement (filed as Exhibit 10.1 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
10.11	Tranche 1 Warrant Agreement, dated as of September 30, 2022, by and among Noble Corporation plc, Computershare Inc. and Computershare Trust Company, N.A. (filed as Exhibit 10.2 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
10.12	Tranche 2 Warrant Agreement, dated as of September 30, 2022, by and among Noble Corporation plc, Computershare Inc. and Computershare Trust Company, N.A. (filed as Exhibit 10.3 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
10.13	Tranche 3 Warrant Agreement, dated as of September 30, 2022, by and among Noble Corporation plc, Computershare Inc. and Computershare Trust Company, N.A. (filed as Exhibit 10.4 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
10.14	Assumption Agreement, dated as of September 30, 2022, by and between Noble Corporation plc and Noble Corporation (filed as Exhibit 10.5 to Noble's Current Report on Form 8-K filed on September 30, 2022, and incorporated herein by reference).
10.15	Registration Rights Agreement, dated as of October 3, 2022, by and between Noble Corporation plc and APMH Invest A/S (filed as Exhibit 10.2 to Noble's Current Report on Form 8-K filed on October 3, 2022, and incorporated herein by reference).
10.16	Relationship Agreement, dated as of October 3, 2022, by and among Noble Corporation plc, Noble Corporation and APMH Invest A/S (filed as Exhibit 10.3 to Noble's Current Report on Form 8-K filed on October 3, 2022, and incorporated herein by reference).

Exhibit Number	Exhibit
10.17*	Noble Corporation plc 2025 Short-Term Incentive Plan (filed as Exhibit 10.22 to Noble's Annual Report on Form 10-K for the year ended December 31, 2024, and incorporated herein by reference).
10.18** *	Noble Corporation plc 2026 Short-Term Incentive Plan.
10.19	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 18, 2023, by and among Noble Finance II LLC, Noble International Finance Company, Noble Drilling A/S, and any additional subsidiaries of Noble Finance II LLC as from time to time designated by Noble Finance II LLC as a designated borrower, as borrowers, the lenders and issuing banks party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and security trustee (filed as Exhibit 10.1 to Noble's Current Report on Form 8-K filed on April 18, 2023, and incorporated herein by reference).
10.20	First Amendment to the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of June 24, 2024, by and among Noble Finance II LLC, Noble International Finance Company, as a designated borrower, Noble Drilling A/S, as a designated borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to Noble's Current Report on Form 8-K filed on June 27, 2024, and incorporated herein by reference).
10.21	Amended and Restated Collateral Agreement and Intercreditor Agreement, dated as of September 21, 2023, among Noble Offshore Drilling, Inc. (formerly known as Dolphin Merger Sub 2, Inc. and as successor by merger with Diamond Offshore Drilling, Inc.), as a grantor, Diamond Foreign Asset Company, as a grantor, the other grantors from time to time party thereto, HSBC Bank USA, National Association, as credit agreement administrative agent, notes trustee, and collateral agent and security trustee (incorporated by reference to Exhibit 10.1 to Diamond Offshore Drilling, Inc.'s Current Report on Form 8-K filed on September 22, 2023, and incorporated herein by reference).
10.22**	Second Amendment to the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 16, 2025, by and among Noble Finance II LLC, Noble International Finance Company, as a designated borrower, Noble Drilling A/S, as a designated borrower, each of the lenders party hereto and JPMorgan Chase Bank, N.A., as administrative agent.
19.1	Noble Corporation plc Policy on Trading in Company Securities (filed as Exhibit 19.1 to Noble's Annual Report on Form 10-K for the year ended December 31, 2024, and incorporated herein by reference).
21.1**	List of Subsidiaries of Noble Corporation plc.
23.1**	Consent of PricewaterhouseCoopers LLP
31.1**	Certification of Robert W. Eifler, Noble, pursuant to the U.S. Securities Exchange Act of 1934, as amended, Rule 13a-14(a) or Rule 15d-14(a).
31.2**	Certification of Richard B. Barker, Noble, pursuant to the US Securities Exchange Act of 1934, as amended, Rule 13a-14(a) or Rule 15d-14(a).
32.1+	Certification of Robert W. Eifler, Noble, pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Exhibit
32.2+	Certification of Richard B. Barker, Noble, pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Noble Corporation plc Clawback Policy (filed as Exhibit 97.1 to Noble's Annual Report on Form 10-K for the year ended December 31, 2023, and incorporated herein by reference).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Management contract or compensatory plan or arrangement.

** Filed herewith.

† Certain portions of the exhibit have been omitted. The Company agrees to furnish a supplemental copy with any omitted information to the SEC upon request.

^ Certain personally identifiable information contained in this exhibit has been redacted pursuant to Item 601(a)(6) of Regulation S-K.

+ Furnished in accordance with Item 601(b)(32)(ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noble Corporation plc, a public limited company incorporated under the laws of England and Wales

February 12, 2026	By:	/s/ Robert W. Eifler
		Robert W. Eifler
		President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert W. Eifler	February 12, 2026
Robert W. Eifler	Date
President and Chief Executive Officer, and Director	
(Principal Executive Officer)	
/s/ Richard B. Barker	February 12, 2026
Richard B. Barker	Date
Executive Vice President and Chief Financial Officer	
(Principal Financial Officer)	
/s/ Jeffrey K. Hunt	February 12, 2026
Jeffrey K. Hunt	Date
Vice President and Chief Accounting Officer	
(Principal Accounting Officer)	
/s/ Charles M. Sledge	February 12, 2026
Charles M. Sledge	Date
Director and Chairman	
/s/ Patrice R. Douglas	February 12, 2026
Patrice R. Douglas	Date
Director	
/s/ Claus V. Hemmingsen	February 12, 2026
Claus V. Hemmingsen	Date
Director	
/s/ Alan J. Hirshberg	February 12, 2026
Alan J. Hirshberg	Date
Director	
/s/ Kristin H. Holth	February 12, 2026
Kristin H. Holth	Date
Director	
/s/ H. Keith Jennings	February 12, 2026
H. Keith Jennings	Date
Director	

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